
14008254

**IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE SUPPORTING FINANCIAL DATA OF THIS EXHIBIT 99.3 TO THE REGISTRANT'S FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION**



**SECURITIES AND EXCHANGE COMMISSION**

**Washington, DC 20549**

# FORM SE

## FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

## BY ELECTRONIC FILERS

Kearny Financial Corp.
(Exact Name of Registrant as Specified in Charter)

0001617242
(Registrant's CIK Number)

Exhibit 99.3 to the Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document (If Other Than the Registrant))

## SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fairfield, State of New Jersey on September 5, 2014.

**KEARNY FINANCIAL CORP.**

By: /s/ Craig L. Montanaro
Craig L. Montanaro
President and Chief Executive Officer

{Clients/1553/00221601.DOC/ }

**EXHIBIT 99.3**

# PRO FORMA VALUATION REPORT
# SECOND STEP CONVERSION

**Kearny Financial Corp.** | Fairfield, New Jersey

**PROPOSED HOLDING COMPANY FOR:**
**Kearny Federal Savings Bank** | Fairfield, New Jersey

**Dated as of August 8, 2014**


RP
RP FINANCIAL, LC.
Advisory | Planning | Valuation

1100 North Glebe Road Suite 600
Arlington, Virginia 22201
703.528.1700
rpfinancial.com


RP® FINANCIAL, LC.
Advisory | Planning | Valuation

August 8, 2014

Boards of Directors
Kearny MHC
Kearny Financial Corp.
Kearny Federal Savings Bank
120 Passaic Avenue
Fairfield, New Jersey 07004

Members of the Boards of Directors:

At your request, we have completed and hereby provide an independent appraisal ("Appraisal") of the estimated pro forma market value of the common stock which is to be issued in connection with the mutual-to-stock conversion transaction described below.

This Appraisal is furnished pursuant to the requirements stipulated in the Code of Federal Regulations and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS") and accepted by the Federal Reserve Board ("FRB") and the Office of the Comptroller of the Currency ("OCC"), and applicable regulatory interpretations thereof.

Description of Plan of Conversion and Reorganization

On September 4, 2014, the respective Boards of Directors of Kearny MHC (the "MHC") and Kearny Financial Corp. ("KRNY") adopted the plan of conversion and reorganization (the "Plan of Conversion") whereby the MHC will convert to stock form. As a result of the conversion, KRNY, which currently owns all of the issued and outstanding common stock of Kearny Federal Saving Bank (the "Bank"), will be succeed by a new Maryland corporation with the name of Kearny Financial Corp. ("Kearny Financial" or the "Company"). Following the conversion, the MHC will no longer exist. For purposes of this document, the existing consolidated entity will hereinafter also be referred to as Kearny Financial or the Company, unless otherwise identified as KRNY. As of June 30, 2014, the MHC had a majority ownership interest in, and its principal asset consisted of, approximately 77.24% of the common stock (the "MHC Shares") of KRNY. The remaining 22.76% of KRNY's common stock was owned by public stockholders.

It is our understanding that Kearny Financial will offer its stock, representing the majority ownership interest held by the MHC, in a subscription offering to Eligible Account Holders, Tax-Qualified Plans including the Bank's employee savings and stock ownership plan (the "ESOP"), Supplemental Eligible Account Holders and Other Members, as such terms are defined for purposes of applicable federal regulatory requirements governing mutual-to-stock conversions. To the extent that shares remain available for purchase after satisfaction of all subscriptions

**Washington Headquarters**
Three Ballston Plaza
1100 North Glebe Road, Suite 600
Arlington, VA 22201
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

received in the subscription offering, the shares may be offered for sale to the public at large in a community offering and a syndicated or firm commitment underwritten offering. Upon completing the mutual-to-stock conversion and stock offering (the "second-step conversion"), the Company will be 100% owned by public shareholders, the publicly-held shares of KRNY will be exchanged for shares in the Company at a ratio that retains their ownership interest at the time the conversion is completed and the MHC assets will be consolidated with the Company.

In connection with the second-step conversion, the Company will contribute $5 million of Kearny Financial common stock and $5 million of cash to the Kearny Federal Savings Foundation (the "Foundation").

## RP® Financial, LC.

RP® Financial, LC. ("RP Financial") is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for the Appraisal, we are independent of the Company, the Bank, the MHC and the other parties engaged by the Bank or the Company to assist in the stock conversion process.

## Valuation Methodology

In preparing our Appraisal, we have reviewed the regulatory applications of the Company, the Bank and the MHC, including the prospectus as filed with the FRB and the Securities and Exchange Commission ("SEC"). We have conducted a financial analysis of the Company, the Bank and the MHC that has included a review of audited financial information for the fiscal years ended June 30, 2009 through June 30, 2014 and a review of various unaudited information and internal financial reports through June 30, 2014, and due diligence related discussions with the Company's management; BDO USA, LLP., the Company's independent auditor; Luse Gorman Pomerenk & Schick, P.C., the Company's conversion counsel and Sandler O'Neill & Partners, L.P., the Company's marketing advisor in connection with the stock offering. All assumptions and conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which Kearny Financial operates and have assessed Kearny Financial's relative strengths and weaknesses. We have kept abreast of the changing regulatory and legislative environment for financial institutions and analyzed the potential impact on Kearny Financial and the industry as a whole. We have analyzed the potential effects of the stock conversion on Kearny Financial's operating characteristics and financial performance as they relate to the pro forma market value of Kearny Financial. We have analyzed the assets held by the MHC, which will be consolidated with Kearny Financial's assets and equity pursuant to the completion of the second-step conversion. We have reviewed the economic and demographic characteristics of the Company's primary market area. We have compared Kearny Financial's financial performance and condition with selected publicly-traded thrifts in accordance with the Valuation Guidelines, as well as all publicly-traded thrifts and thrift holding companies. We have reviewed the current conditions in the securities markets in general and the market for thrift stocks in particular, including the market for existing thrift issues, initial public offerings by thrifts and thrift holding companies, and second-step conversion offerings. We have excluded from such analyses thrifts subject to announced or rumored acquisition, and/or institutions that exhibit other unusual characteristics.

The Appraisal is based on Kearny Financial's representation that the information contained in the regulatory applications and additional information furnished to us by Kearny Financial and its independent auditor, legal counsel and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by Kearny Financial, or its independent auditor, legal counsel and other authorized agents nor did we independently value the assets or liabilities of Kearny Financial. The valuation considers Kearny Financial only as a going concern and should not be considered as an indication of Kearny Financial's liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for Kearny Financial and for all thrifts and their holding companies. Changes in the local, state and national economy, the legislative and regulatory environment for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the value of Kearny Financial's stock alone. It is our understanding that there are no current plans for selling control of Kearny Financial following completion of the second-step conversion. To the extent that such factors can be foreseen, they have been factored into our analysis.

The estimated pro forma market value is defined as the price at which Kearny Financial's common stock, immediately upon completion of the second-step stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

In preparing the pro forma pricing analysis we have taken into account the pro forma impact of the MHC's net assets (i.e., unconsolidated equity) that will be consolidated with the Company and thus will slightly increase equity. After accounting for the impact of the MHC's net assets, the public shareholders' ownership interest was reduced by approximately 0.01%. Accordingly, for purposes of the Company's pro forma valuation, the public shareholders' pro forma ownership interest was reduced from 22.76% to 22.75% and the MHC's ownership interest was increased from 77.24% to 77.25%.

## Valuation Conclusion

It is our opinion that, as of August 8, 2014, the estimated aggregate pro forma valuation of the shares of the Company to be issued and outstanding at the end of the conversion offering – including (1) newly-issued shares representing the MHC's current ownership interest in the Company; (2) exchange shares issued to existing public shareholders of KRNY; and (3) shares issued to the Foundation – was $943,503,710 at the midpoint, equal to 94,350,371 shares at $10.00 per share. The resulting range of value and pro forma shares, all based on $10.00 per share, are as follows: $802,728,150 or 80,272,815 shares at the minimum and $1,084,279,270 or 108,427,927 shares at the maximum.

Based on this valuation and taking into account the ownership interest represented by the shares owned by the MHC, the midpoint of the offering range is $725,000,000 equal to 72,500,000 shares at $10.00 per share. The resulting offering range and offering shares, all based on $10.00 per share, are as follows: $616,250,000 or 61,625,000 shares at the minimum and $833,750,000 or 83,375,000 shares at the maximum.

## Establishment of the Exchange Ratio

The conversion regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange the public shares for newly issued shares in the fully converted company. The Boards of Directors of the MHC and KRNY have independently determined the exchange ratio, which has been designed to preserve the current aggregate percentage ownership in the Company (adjusted for the dilution resulting from the consolidation of the MHC's unconsolidated equity into the Company). The exchange ratio to be received by the existing minority shareholders of the Company will be determined at the end of the offering, based on the total number of shares sold in the offering and the final appraisal. Based on the valuation conclusion herein, the resulting offering value and the $10.00 per share offering price, the indicated exchange ratio at the midpoint is 1.3948 shares of the Company's stock for every one share held by public shareholders. Furthermore, based on the offering range of value, the indicated exchange ratio is 1.1855 at the minimum and 1.6040 at the maximum. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the public stockholders or on the proposed exchange ratio.

## Limiting Factors and Considerations

The valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is determined in accordance with applicable regulatory guidelines and is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion offering, or prior to that time, will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. The appraisal reflects only a valuation range as of this date for the pro forma market value of Kearny Financial immediately upon issuance of the stock and does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market on the date of issuance of such securities or at anytime thereafter following the completion of the second-step conversion.

RP Financial's valuation was based on the financial condition, operations and shares outstanding of Kearny Financial as of June 30, 2014, the date of the financial data included in the prospectus. The proposed exchange ratio to be received by the current public stockholders of KRNY and the exchange of the public shares for newly issued shares of Kearny Financial's common stock as a full public company was determined independently by the Boards of Directors of the MHC and KRNY. RP Financial expresses no opinion on the proposed exchange ratio to public stockholders or the exchange of public shares for newly issued shares.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its client institutions.

This valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the financial performance and condition of Kearny Financial, management policies, and current conditions in the equity markets for thrift shares, both existing issues and new issues. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment for financial institutions, the stock market and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update. The valuation will also be updated at the completion of Kearny Financial's stock offering.

Respectfully submitted,

RP® FINANCIAL, LC.

Ronald S. Riggins
President and Managing Director

Gregory E. Dunn
Director

## *TABLE OF CONTENTS*
## *KEARNY FINANCIAL CORP.*
## *KEARNY FEDERAL SAVINGS BANK*
## *Fairfield, New Jersey*

**_TABLE OF CONTENTS_**
**_KEARNY FINANCIAL CORP._**
**_KEARNY FEDERAL SAVINGS BANK_**
**_Fairfield, New Jersey_**
**_(continued)_**

***LIST OF TABLES***
***KEARNY FINANCIAL CORP.***
***KEARNY FEDERAL SAVINGS BANK***
***Fairfield, New Jersey***

## I. OVERVIEW AND FINANCIAL ANALYSIS

### Introduction

Kearny Federal Savings Bank (the "Bank"), founded in 1884, is a federally-chartered stock savings bank headquartered in Fairfield, New Jersey that serves northern and central New Jersey and Brooklyn and Staten Island, New York. The Bank's headquarters office and all of its 42 branch offices are located within the New York metropolitan area with 40 full service banking offices in the New Jersey Counties of Bergen, Monmouth, Hudson, Ocean, Morris, Essex, Middlesex, Union, and Passaic and 2 full service banking offices in the New York counties of Kings and Richmond. Within the Bank's branch network, 13 branches currently operate under "Central Jersey Bank, a division of Kearny Federal Savings Bank" and two branches operate under "Atlas Bank, a division of Kearny Federal Savings Bank." The Bank is subject to regulation and oversight by the Office of the Comptroller of the Currency (the "OCC"). The Bank is a member of the Federal Home Loan Bank ("FHLB") system, and its deposits are insured up to the regulatory limits by the Federal Deposit Insurance Corporation (the "FDIC"). Exhibit I-1 is a map of the Bank's branch office locations.

Kearny Financial Corp. ("KRNY") is the federally-chartered mid-tier holding company of the Bank and owns 100% of the outstanding common stock of the Bank. KRNY was organized on March 30, 2001 and has since been engaged primarily in the business of holding the common stock of the Bank. KRNY completed its initial public offering on February 23, 2005, pursuant to which it sold 21,821,250 shares or 30% of its outstanding common stock to the public and issued 50,916,250 shares or the remaining 70% of its common stock outstanding to Kearny MHC (the "MHC"), the federally-chartered mutual holding company parent of KRNY. Stock repurchase programs conducted by KRNY since the initial public offering have reduced the total number of shares outstanding, which has been partially offset by the 1,044,087 shares issued to the MHC by KRNY in connection with the recent merger with Atlas Bank, to total 67,267,865 of total shares outstanding as of June 30, 2014. The MHC and KRNY are subject to supervision and regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board" or the "FRB"). At June 30, 2014, KRNY had total consolidated assets of $3.5 billion, deposits of $2.5 billion and equity of $494.7 million or 14.09% of total assets. Excluding goodwill and core deposit intangibles of $109.4 million, KRNY's tangible equity equaled $385.3 million or 10.98% of total assets at June 30, 2014. KRNY's audited financial statements for the most recent period are included by reference as Exhibit I-1.

Plan of Conversion and Reorganization

On September 4, 2014, the respective Boards of Directors of the MHC and KRNY adopted the plan of conversion and reorganization (the "Plan of Conversion") whereby the MHC will convert to stock form. As a result of the conversion, KRNY, which currently owns all of the issued and outstanding common stock of the Bank, will be succeeded by a new Maryland corporation with the name of Kearny Financial Corp. ("Kearny Financial" or the "Company"). Following the conversion, the MHC will no longer exist. For purposes of this document, the existing consolidated entity will hereinafter also be referred to as Kearny Financial or the Company, unless otherwise identified as KRNY. As of June 30, 2014, the MHC had a majority ownership interest in, and its principal asset consisted of, approximately 77.24% of the common stock (the "MHC Shares") of KRNY. The remaining 22.76% of KRNY's common stock was owned by public shareholders.

Pursuant to the Plan of Conversion, it is our understanding that Kearny Financial will offer its stock representing the majority ownership interest held by the MHC in a subscription offering to Eligible Account Holders, Tax-Qualified Plans including the Bank's employee savings and stock ownership plan (the "ESOP"), Supplemental Eligible Account Holders and Other Members, as such terms are defined for purposes of applicable federal regulatory requirements governing mutual-to-stock conversions. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale to the general public in a community offering and a syndicated or firm commitment underwritten offering. Upon completing the mutual-to-stock conversion and stock offering (the "second-step conversion"), the Company will be 100% owned by public shareholders, the publicly-held shares of KRNY will be exchanged for shares in the Company at a ratio that retains their ownership interest at the time the conversion is completed and the MHC assets will be consolidated with the Company.

In connection with the second-step conversion, the Company will contribute $5 million of Kearny Financial common stock and $5 million of cash to the Kearny Federal Savings Foundation (the "Foundation").

Strategic Overview

Kearny Financial maintains a local community banking emphasis, with a primary strategic objective of meeting the borrowing and savings needs of consumers and businesses throughout northern and central New Jersey and in Brooklyn and Staten Island, New York. Over the last several years, the Company has pursued a strategy of evolving the Company's traditional thrift business model into that of a full service community bank through growing a diversified loan portfolio, increasing core deposits, building non-interest revenue sources and expansion and diversification of the bank franchise through acquisitions. Lending strategies have placed increased emphasis on the origination of higher yielding commercial loans, both mortgage and non-mortgage, while diminishing the emphasis on 1-4 family mortgage lending.

The composition and volume of loan originations and purchases during fiscal 2014 reflect current growth strategies, through which the Company has been building a commercial lending team to facilitate an increase in commercial loan production through originations, expanded relationships with loan participants and other external loan origination resources. Pursuant to targeting growth of commercial loans, the Company is also placing an emphasis on growing commercial deposit accounts through establishing full service banking relationships with its commercial borrowers.

Over the past five fiscal years, the Company has supplemented organic growth through the acquisition of two financial institutions:

- On November 30 2010, the Company completed the acquisition of Central Jersey Bancorp ("Central Jersey Bancorp") and its wholly-owned subsidiary, Central Jersey Bank, NA, a $571.3 million commercial bank. Central Jersey Bank continues to operate as a division of the Bank through its 14 branch offices in Monmouth and Ocean Counties, New Jersey.
- On June 30, 2014, the Company completed the acquisition of Atlas Bank, a federal mutual savings bank headquartered in Brooklyn, New York. In addition to its main office in Brooklyn, Atlas Bank maintains one branch in Staten Island, New York. As of June 30, 2014, Atlas Bank had assets with a fair value of $120.9 million and deposit balances with fair values totaling $86.1 million. For at least a year following the merger, Atlas Bank's two branch offices will operate under the name "Atlas Bank, a division of Kearny Federal Savings Bank."

In addition to current strategic growth initiatives, the Company has sought to strengthen its balance sheet and increase earnings through a series of balance sheet and wholesale growth transactions that were completed during fiscal 2013. The key features of the restructuring transactions included:

- The Company sold available for sale agency mortgage-backed securities ("MBS") totaling approximately $330.0 million with a weighted average book yield of 1.78% resulting in a one-time gain on sale totaling approximately $9.1 million;

- A portion of the proceeds from the noted MBS sales were used to prepay $60.0 million of fixed-rate FHLB advances at a weighted average rate of 3.99% resulting in a one-time expense of $8.7 million largely attributable to the prepayment penalties paid to the FHLB to extinguish the debt; and

- The Company reinvested the remaining proceeds from the noted MBS sales into a diversified mix of high-quality securities with an aggregate tax-effective yield modestly exceeding that of the MBS sold. Such securities primarily included:
    - Fixed-rate, bank-qualified municipal obligations;
    - Floating-rate corporate bonds issued by financial companies;
    - Floating-rate, asset-backed securities comprising education loans with 97% U.S. government guarantees;
    - Fixed-rate agency commercial MBS secured by multi-family mortgage loans; and
    - Fixed-rate agency collateralized mortgage obligations ("CMOs").

- The Company modified the terms of its remaining $145.0 million of "putable" FHLB advances with a weighted average cost of 3.68% and weighted average remaining maturity of approximately 4.5 years. Such advances were subject to the FHLB's quarterly "put" option enabling it to demand repayment in full in the event of an increase in interest rates. The terms of the modified advances extended their "non-putable" period to five years with a final stated maturity of ten years while reducing their average interest rate by 0.64% to 3.04% at no immediate cost to the Company.

In connection with the restructuring transactions, the Company also implemented a wholesale growth strategy during the second half 2013. Pursuant to the wholesale growth strategy the Company added $300 million of borrowings to fund purchases of $300 million of investment securities. The Company estimates the initial pre-tax net interest rate spread on the wholesale growth strategy, net of hedging costs, to be approximately 1.00%. The key features of the wholesale growth transactions included:

- Wholesale funding sources utilized in the strategy included 90-day FHLB borrowings and money-market deposits indexed to one-month LIBOR acquired through Promontory Interfinancial Network's ("Promontory") Insured Network Deposits ("IND") program.

- The Company utilized interest rate derivatives in the form of "plain vanilla" swaps and caps with aggregate notional amounts totaling $300.0 million to serve as cash flow hedges to manage the interest rate risk exposure of the floating rate funding sources noted above.

- The investment securities acquired with this funding primarily included:
  - Floating-rate corporate bonds issued by financial companies;
  - Floating-rate, asset-backed securities comprising education loans with 97% U.S. government guarantees;
  - Floating rate collateralized loan obligations ("CLOs")
  - Fixed-rate agency residential and commercial MBS; and
  - Fixed-rate agency collateralized mortgage obligations ("CMOs").

Historically, the Company's lending and investment activities have facilitated maintenance of favorable credit quality measures. However, the Company's lending markets were adversely impacted by the 2008 national recession and resulting fallout from the financial crisis that occurred with the implosion of the housing market, which led to some deterioration in the Company's credit quality. Non-performing assets increased from $21.7 million or 0.93% of assets at fiscal yearend 2010 to a peak balance of $42.5 million or 1.46% of assets at fiscal yearend 2011. Since fiscal yearend 2011, the non-performing assets balance has trended lower and equaled $26.9 million or 0.77% of assets at June 30, 2014.

Investments serve as a supplement to the Company's lending activities for purposes of facilitating management of interest rate risk and liquidity. Historically, the Company's investment portfolio was highly concentrated in MBS, with the MBS portfolio primarily consisting of agency securities issued by government-sponsored enterprises ("GSEs"). To a lesser extent, the MBS portfolio includes securities issued by the Government National Mortgage Association ("GNMA") and non-agency MBS. Pursuant to the 2013 balance sheet restructuring the Company reduced the concentration of MBS in the investment portfolio, although MBS continue to constitute the largest segment of the investment portfolio. Beyond MBS, Kearny Financial's other investment holdings include investments in government agencies, municipal bonds, corporate bonds, asset-backed securities, collateralized loan obligations, and trust preferred securities. As of June 30, 2014, the investment securities portfolio totaled $1.357 billion or 38.67% of total assets, which represented a decline compared to historical levels as the Company's strategic initiatives have been emphasizing loan growth so as to shift the mix of interest-earning assets towards a higher concentration of loans.

Deposits generated from consumers and businesses within the Company's primary market area have consistently served as the primary funding source for the Company's lending and investment activities. Transaction and savings account deposits comprise the largest portion of the Company's deposit base, with the balance consisting of certificates of deposit ("CDs"). Kearny Financial utilizes borrowings as a supplemental funding source to facilitate management of funding costs and interest rate risk, with FHLB advances accounting for the major portion of the Company's borrowings. Other wholesale funding utilized by the Company also includes overnight borrowings in the form of depositor sweep accounts and brokered CDs.

Kearny Financial's earnings base is largely dependent upon net interest income and operating expense levels. The Company has been experiencing net interest margin compression in recent years, as the prolonged low interest rate environment has resulted in a narrowing of the Company's interest rate spread. Overall, the high concentration of interest-earning assets maintained in lower yielding investments has provided for relatively low levels of net interest income as a percent of average assets. Operating expenses have also been maintained at relatively low levels as percent of average assets, as the relatively low concentration of loans that comprise interest-earning assets and limited diversification into areas that generate non-interest income revenues has supported containment of the Company's operating expenses.

A key component of the Company's business plan is to complete a second-step conversion. The second-step conversion will increase the capital level to improve the overall competitive position of the Company in the local market area, enhance profitability and reduce interest rate risk. Kearny Financial's higher capital position resulting from the infusion of stock proceeds will serve to reduce interest rate risk, particularly through enhancing the Company's interest-earning assets/interest-bearing liabilities ("IEA/IBL") ratio. The additional funds realized from the stock offering will serve to raise the level of interest-earning assets funded with equity and, thereby, reduce the ratio of interest-earning assets funded with interest-bearing liabilities as the balance of interest-bearing liabilities will initially remain relatively unchanged following the conversion, which may facilitate a reduction in Kearny Financial's funding costs. The additional equity will also provide a larger capital base for planned future growth.

Additionally, the Company's strengthened capital position will support continued expansion of the bank franchise in desired growth markets. Notably, the Company intends to explore increasing its branch presence in the Brooklyn and/or Staten Island markets that were recently entered into with the acquisition of Atlas Bank. As a fully-converted institution, the Company's strengthened capital position and greater capacity to offer stock as consideration will facilitate additional opportunities to grow through acquisitions of other financial institutions or providers of other financial services. At this time, the Company has no specific plans for further expansion through acquisition.

The projected use of stock proceeds is highlighted below.

- The Company. The Company is expected to retain up to 50% of the net conversion proceeds. At present, Company funds, net of the loan to the ESOP, are expected to be invested initially into liquid funds held as a deposit at the Bank. Over time, Company funds are anticipated to be utilized for various corporate purposes, including payment of cash dividends, repurchases of common stock and possibly acquisitions.

- The Bank. The balance of the net conversion proceeds will be infused into the Bank. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank are anticipated to become part of general operating funds, and are expected to initially be invested in short-term investments pending longer-term deployment that will emphasize funding loan growth.

Overall, it is the Company's objective to pursue growth that will serve to increase returns, while, at the same time, growth will not be pursued that could potentially compromise the overall risk associated with Kearny Financial's operations.

Balance Sheet Trends

Table 1.1 shows the Company's historical balance sheet data for the past five fiscal years. Asset growth trends have consistently trended upward since fiscal year end 2010, with total assets increasing from $2.3 billion at June 30, 2010 to $3.5 billion at June 30, 2014. Asset growth was most significant during fiscal years 2011 and 2014, which reflects the acquisition of Central Jersey Bancorp during fiscal 2011 and the acquisition of Atlas Bank during fiscal 2014. Overall, the Company's assets increased at a 10.67% annual rate from June 30, 2010 through June 30, 2014. A summary of Kearny Financial's key operating ratios for the past five fiscal years is presented in Exhibit I-3.

Similar to asset growth trends, the Company's net loans receivable balance has trended higher from fiscal yearend 2010 through fiscal yearend 2014. Overall, net loans receivable increased at an annual rate of 14.52% from June 30, 2010 through June 30, 2014, which also provided for an increase in the loans-to-assets ratio from 42.96% at June 30, 2010 to 49.26% at June 30, 2104. Net loans receivable at June 30, 2014 totaled $1.7 billion, versus $1.0 billion at June 30, 2010. Loan growth was most significant during fiscal 2014, which was largely realized through increased originations of commercial real estate loans and also includes approximately $78.7 million of loans acquired in conjunction with the acquisition of the Atlas Bank on June 30, 2014.

Table 1.1
Kearny Financial Corp.
Historical Balance Sheet Data

| | At June 30, | | | | | | | | | | 06/30/10-06/30/14 Annual. Growth Rate |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | 2010 | | 2011 | | 2012 | | 2013 | | 2014 | | |
| | Amount ($000) | Pct(1) (%) | Amount ($000) | Pct(1) (%) | Amount ($000) | Pct(1) (%) | Amount ($000) | Pct(1) (%) | Amount ($000) | Pct(1) (%) | Pct (%) |
| Total Amount of: | | | | | | | | | | | |
| Assets | $2,339,813 | 100.00% | $2,904,136 | 100.00% | $2,937,006 | 100.00% | $3,145,360 | 100.00% | $3,510,009 | 100.00% | 10.67% |
| Cash and cash equivalents | 181,422 | 7.75% | 220,580 | 7.60% | 155,584 | 5.30% | 127,034 | 4.04% | 135,034 | 3.85% | -7.12% |
| Loans receivable, net | 1,005,152 | 42.96% | 1,256,584 | 43.27% | 1,274,119 | 43.38% | 1,349,975 | 42.92% | 1,729,084 | 49.26% | 14.52% |
| Mortgage-backed securities (AFS) | 703,455 | 30.06% | 1,060,247 | 36.51% | 1,230,104 | 41.88% | 780,652 | 24.82% | 437,223 | 12.46% | -11.21% |
| Investment securities (AFS) | 29,497 | 1.26% | 44,673 | 1.54% | 12,602 | 0.43% | 300,122 | 9.54% | 407,898 | 11.62% | 92.84% |
| Mortgage-backed securities (HTM) | 1,700 | 0.07% | 1,345 | 0.05% | 1,090 | 0.04% | 101,114 | 3.21% | 295,658 | 8.42% | 263.15% |
| Investment securities (HTM) | 255,000 | 10.90% | 106,467 | 3.67% | 34,662 | 1.18% | 210,015 | 6.68% | 216,414 | 6.17% | -4.02% |
| Total Investments and MBS | 989,652 | 42.30% | 1,212,732 | 41.76% | 1,278,458 | 43.53% | 1,391,903 | 44.25% | 1,357,193 | 38.67% | 8.22% |
| FHLB stock | 12,867 | 0.55% | 13,560 | 0.47% | 14,142 | 0.48% | 15,666 | 0.50% | 25,990 | 0.74% | 19.22% |
| Bank-owned life insurance | 19,833 | 0.85% | 24,470 | 0.84% | 48,615 | 1.66% | 86,084 | 2.74% | 88,820 | 2.53% | 45.47% |
| Real estate owned | 146 | 0.01% | 7,497 | 0.26% | 3,811 | 0.13% | 2,061 | 0.07% | 1,624 | 0.05% | 82.62% |
| Goodwill/Other intangibles | 82,263 | 3.52% | 109,398 | 3.77% | 109,243 | 3.72% | 109,105 | 3.47% | 109,381 | 3.12% | 7.38% |
| Deposits | $1,623,562 | 69.39% | $2,149,353 | 74.01% | $2,171,797 | 73.95% | $2,370,508 | 75.37% | $2,479,941 | 70.65% | 11.17% |
| FHLB advances and other borrowings | 210,000 | 8.98% | 247,642 | 8.53% | 249,777 | 8.50% | 287,695 | 9.15% | 512,257 | 14.59% | 24.97% |
| Stockholders' equity | $485,926 | 20.77% | $487,874 | 16.80% | $491,617 | 16.74% | $467,707 | 14.87% | $494,676 | 14.09% | 0.45% |
| Stockholders' tangible equity | 403,663 | 17.25% | 378,476 | 13.03% | 382,374 | 13.02% | 358,602 | 11.40% | 385,295 | 10.98% | -1.16% |
| Shares Outstanding/Ownership Percentages: | | | | | | | | | | | |
| Public shares outstanding | 17,428,027 | 25.50% | 16,934,827 | 24.96% | 16,019,790 | 23.93% | 15,584,490 | 23.44% | 15,307,528 | 22.76% | |
| MHC shares outstanding (2) | 50,916,250 | 74.50% | 50,916,250 | 75.04% | 50,916,250 | 76.07% | 50,916,250 | 76.56% | 51,960,337 | 77.24% | |
| Total shares outstanding | 68,344,277 | 100.00% | 67,851,077 | 100.00% | 66,936,040 | 100.00% | 66,500,740 | 100.00% | 67,267,865 | 100.00% | |
| Loans/Deposits | | 61.91% | | 58.46% | | 58.67% | | 56.95% | | 69.72% | |
| Number of offices | 27 | | 40 | | 41 | | 41 | | 42 | | |

(1) Ratios are as a percent of ending assets.
(2) For June 30, 2014, reflects 1,044,087 shares issued to the MHC in connection with the merger with Atlas Bank.
Sources: Kearny Financial's prospectus, audited and unaudited financial statements and RP Financial calculations.

From fiscal yearend 2010 through fiscal yearend 2014, the Company's loan portfolio composition shifted towards higher concentrations of commercial real estate loans and commercial business loans and lower concentrations of 1-4 family loans, consumer loans and construction loans. Commercial real estate loans, including multi-family loans, currently constitute the largest concentration of the Company's loan portfolio, with the portfolio increasing from $203.0 million or 20.04% of total loans at June 30, 2010 to $983.8 million or 56.44% of total loans at June 30, 2014. Comparatively, 1-4 family loans, which comprise the second largest concentration of the loan portfolio, declined from $663.9 million or 65.52% of total loans at June 30, 2010 to $580.6 million or 33.31% of total loans at June 30, 2014. Over the same time period, consumer loans decreased from $117.2 million or 11.57% of total loans to $104.0 million or 5.96% of total loans, commercial business loans increased from $14.4 million or 1.42% of total loans to $67.3 million or 3.86% of total loans and construction loans decreased from $14.7 million or 1.45 % of total loans to $7.3 million or 0.42% of total loans.

The intent of the Company's investment policy is to provide adequate liquidity and to generate a favorable return within the context of supporting overall credit and interest rate risk objectives. Over the past five fiscal years, the Company's investment securities portfolio ranged from a low $989.7 million or 42.30% of assets at June 30, 2010 to a high of $1.392 billion or 44.25% of assets at June 30, 2013. As of June 30, 2014, the Company held investment securities totaling $1.357 billion or 38.67% of assets, which consisted of $845.1 million of investment securities maintained as available-for-sale and $512.1 million of investment securities maintained as held-to-maturity. As of June 30, 2014, the available-for-sale investment securities portfolio consisted of MBS ($437.2 million), corporate bonds ($162.2 million), collateralized loan obligations ($119.6 million), asset-backed securities ($87.3 million), municipal bonds ($26.8 million), trust preferred securities ($7.8 million) and U.S. agency obligations ($4.2 million). As of June 30, 2014, the available-for-sale investment securities portfolio had a net unrealized gain of $1.1 million. As of June 30, 2014, the held-to-maturity investment securities portfolio consisted of MBS ($295.7 million), U.S. agency obligations ($144.3 million) and municipal bonds ($72.1 million). Exhibit I-4 provides historical detail of the Company's investment portfolio. The Company also held $26.0 million of FHLB stock and cash and cash equivalents of $135.0 million at June 30, 2014, equal to 0.74% of assets and 3.85% of assets, respectively.

The Company also maintains an investment in BOLI policies, which cover the lives of certain directors and officers of the Company. The purpose of the investment is to provide funding for the benefit plans of the covered individuals. The life insurance policies earn tax-exempt income through cash value accumulation and death proceeds. As of June 30, 2014, the cash surrender value of the Company's BOLI equaled $88.8 million or 2.53% of assets.

Over the past five fiscal years, Kearny Financial's funding needs have been addressed through a combination of deposits, borrowings, and internal cash flows. From June 30, 2010 through June 30, 2014, the Company's deposits increased at an 11.17% annual rate. Deposit growth paralleled trends in asset growth, consistently increasing over the last five fiscal years. Overall, deposits increased from $1.624 billion or 69.39% of assets at June 30, 2010 to $2.480 billion or 70.65% of assets at June 30, 2014. Transaction and savings account deposits constitute the largest concentration of the Company's deposits, pursuant to which the concentration of core deposits comprising total deposits has increased in recent years due to growth of core deposits and a decrease in CDs.

Borrowings serve as an alternative funding source for the Company to address funding needs for growth and to support management of deposit costs and interest rate risk. From June 30, 2010 through June 30, 2014, borrowings increased at an annual rate of 24.97%. Most of the increase in borrowings occurred during fiscal 2014 in connection with the implementation of the Company's wholesale growth strategy. Overall, borrowings increased from $210.0 million or 8.98% of assets at June 30, 2010 to $512.3 million or 14.59% of assets at June 30, 2014. FHLB advances constitute the primary source of borrowings utilized by the Company.

The Company's equity increased at a 0.45% annual rate from June 30, 2010 through June 30, 2014, as retention of earnings was largely offset by stock repurchases and payment of cash dividends prior to fiscal 2013. Significantly stronger asset growth relative to equity growth provided for a decline in the Company's equity-to-assets from 20.77% at June 30, 2010 to 14.09% at June 30, 2014. Similarly, the Company's tangible equity-to-assets ratio declined from 17.25% at June 30, 2010 to 10.98% at June 30, 2014. Goodwill and other intangibles totaled $109.4 million or 3.12% of assets at June 30, 2014, consisting of $108.6 million of goodwill and $790,000 of core deposit intangibles. The Bank maintained capital surpluses relative to all of its regulatory capital requirements at June 30, 2014. The addition of stock proceeds will serve to strengthen the Company's capital position, as well as support growth opportunities. At the same time, the significant increase in Kearny Financial's pro forma capital position will initially depress its ROE.

Income and Expense Trends

Table 1.2 shows the Company's historical income statements for the past five fiscal years. The Company's reported earnings over this time period ranged from a low of $5.1 million or 0.17% of average assets in fiscal 2012 to a high of $10.2 million or 0.31% of average assets in fiscal 2014. Net interest income and operating expenses represent the primary components of the Company's earnings. Non-interest operating income has been a stable yet modest source of earnings for the Company. Loan loss provisions have fluctuated over the past five fiscal years, but generally have not been a significant impact on earnings. Non-operating income and losses have generally had a limited impact on the Company's earnings over the last five fiscal years.

From fiscal 2010 through fiscal 2014, the Company's net interest income to average assets ratio ranged from a low of 2.24% during fiscal 2013 to a high of 2.58% during fiscal 2010. The downward trend in the Company's net interest income ratio from fiscal 2010 through fiscal 2013 reflects interest rate spread compression that has resulted from a more significant decrease in the yield earned on interest-earnings assets relative to the cost of interest-bearing liabilities. As a result of the prolonged low interest rate environment, the decline in yield earned on less rate sensitive interest-earning assets has become more significant relative to the decline in rate paid on more rate sensitive liabilities, which had more significant downward repricing earlier in the prevailing interest rate environment. An increase in the concentration of interest-earning assets comprised of higher yielding loans relative to cash and investments helped to stabilize the Company's interest rate spread during fiscal 2014. Overall, the Company's interest rate spread increased from 2.45% during fiscal 2010 to 2.56% during fiscal 2011, which was followed by a downward trend to 2.32% during fiscal 2014. The Company's net interest rate spreads and yields and costs for the past five fiscal years are set forth in Exhibit I-3 and Exhibit I-5.

Several factors may impact the Company's future spreads and net interest income. First, the benefit of declining funding costs has been diminishing as the overall cost of funds equaled 0.85% for fiscal 2014, and the potential for further reductions in funding costs is viewed to be somewhat limited. At the same time, the increased emphasis on growing the loan portfolio

Table 1.2
Kearny Financial Corp.
Historical Income Statements

| | For the Year Ended June 30, | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2010 | | 2011 | | 2012 | | 2013 | | 2014 | |
| | Amount ($000) | Pct(1) (%) | Amount ($000) | Pct(1) (%) | Amount ($000) | Pct(1) (%) | Amount ($000) | Pct(1) (%) | Amount ($000) | Pct(1) (%) |
| Interest income | $93,108 | 4.24% | $100,376 | 3.71% | $98,549 | 3.30% | $88,258 | 2.98% | $95,819 | 2.92% |
| Interest expense | (36,321) | -1.65% | (32,216) | -1.19% | (28,369) | -0.95% | (22,001) | -0.74% | (21,998) | -0.67% |
| Net interest income | $56,787 | 2.58% | $68,160 | 2.52% | $70,180 | 2.35% | $66,257 | 2.24% | $73,821 | 2.25% |
| Provision for loan losses | (2,616) | -0.12% | (4,628) | -0.17% | (5,750) | -0.19% | (4,464) | -0.15% | (3,381) | -0.10% |
| Net interest income after provisions | $54,171 | 2.47% | $63,532 | 2.35% | $64,430 | 2.16% | $61,793 | 2.09% | $70,440 | 2.15% |
| Non-interest operating income | $2,413 | 0.11% | $3,640 | 0.13% | $4,767 | 0.16% | $6,179 | 0.21% | $6,967 | 0.21% |
| Gain(Loss) on sale of loans | 0 | 0.00% | 539 | 0.02% | 661 | 0.02% | 557 | 0.02% | 80 | 0.00% |
| Operating expense | (44,727) | -2.04% | (52,768) | -1.95% | (58,721) | -1.97% | (60,737) | -2.05% | (63,767) | -1.94% |
| Net operating income | $11,857 | 0.54% | $14,943 | 0.55% | $11,137 | 0.37% | $7,792 | 0.26% | $13,641 | 0.42% |
| Non-Operating Income/(Loss) | | | | | | | | | | |
| Gain(Loss) on sale of securities | $509 | 0.02% | $749 | 0.03% | $47 | 0.00% | $10,427 | 0.35% | $1,517 | 0.05% |
| OTTI charge on securities available for sale | (206) | -0.01% | 0 | 0.00% | 0 | 0.00% | 0 | 0.00% | 0 | 0.00% |
| Gain/(Loss) on sale of real estate owned | (12) | 0.00% | (81) | 0.00% | (3,330) | -0.11% | (775) | -0.03% | (441) | -0.01% |
| Merger-related expenses | (373) | -0.02% | (3,474) | -0.13% | 0 | 0.00% | 0 | 0.00% | (391) | -0.01% |
| Debt extinguishment expense | 0 | 0.00% | 0 | 0.00% | 0 | 0.00% | (8,688) | -0.29% | 0 | 0.00% |
| Net non-operating income(loss) | ($82) | 0.00% | ($2,806) | -0.10% | ($3,283) | -0.11% | $964 | 0.03% | $685 | 0.02% |
| Net income before tax | $11,775 | 0.54% | $12,137 | 0.45% | $7,854 | 0.26% | $8,756 | 0.30% | $14,405 | 0.44% |
| Income tax provision | (4,963) | -0.23% | (4,286) | -0.16% | (2,776) | -0.09% | (2,250) | -0.08% | (4,217) | -0.13% |
| Net income (loss) | $6,812 | 0.31% | $7,851 | 0.29% | $5,078 | 0.17% | $6,506 | 0.22% | $10,188 | 0.31% |
| Adjusted Earnings | | | | | | | | | | |
| Net income | $6,812 | 0.31% | $7,851 | 0.29% | $5,078 | 0.17% | $6,506 | 0.22% | $10,188 | 0.31% |
| Add(Deduct): Non-operating income/expense | 82 | 0.00% | 2,806 | 0.10% | 3,283 | 0.11% | (964) | -0.03% | (685) | -0.02% |
| Tax effect (2) | (29) | 0.00% | (982) | -0.04% | (1,149) | -0.04% | 337 | 0.01% | 240 | 0.01% |
| Adjusted earnings | $6,865 | 0.31% | $9,675 | 0.36% | $7,212 | 0.24% | $5,879 | 0.20% | $9,743 | 0.30% |
| Expense coverage ratio (3) | 1.26x | | 1.29x | | 1.19x | | 1.09x | | 1.16x | |
| Efficiency ratio (4) | 75.84% | | 73.58% | | 78.49% | | 83.67% | | 78.86% | |
| Effective tax rate | 42.15% | | 35.31% | | 35.35% | | 25.70% | | 29.27% | |
| Return on average equity | 1.42% | | 1.63% | | 1.04% | | 1.33% | | 2.17% | |

(1) Ratios are as a percent of average assets.
(2) Assumes a 35.0% effective tax rate.
(3) Expense coverage ratio calculated as net interest income before provisions for loan losses divided by operating expenses.
(4) Efficiency ratio calculated as operating expenses divided by the sum of net interest income before provisions for loan losses plus non-interest operating income.

Sources: Kearny Financial's prospectus, audited and unaudited financial statements and RP Financial calculations.

and, in particular growth of commercial real estate and commercial business loans, will facilitate an increase in yield earned on interest-earning assets. Lastly, the completion of the second-step conversion will have a dual benefit of providing the Company with additional interest-free funds to reinvest, while over the longer term, the Company has indicated the intent to use the additional equity to support balance sheet growth, including expansion of interest-earning assets at a positive spread.

Non-interest operating income has been a fairly stable contributor to the Company's earnings, averaging a modest 0.16% of average assets over the five year period covered in Table 1.2. For fiscal 2014, non-interest operating income amounted to $7.0 million or 0.21% of average assets. Fees and service charges, income from BOLI and electronic banking fees and charges constitute the major components of the Company's non-interest operating revenues.

Operating expenses represent the other major component of the Company's earnings, which have been maintained at approximately 2.00% of average assets over the past five fiscal years. For fiscal 2014, operating expenses were $63.8 million or 1.94% of average assets. The general upward trend in operating expenses since fiscal 2010 was due to such factors as normal cost increases, adding staff, equipment and systems in support of the Company's growth strategies and the acquisitions of Central Jersey Bancorp and Atlas Bank that were completed in fiscal years 2011 and 2014, respectively. Notwithstanding the upward trend in the Company's operating expenses, the Company has effectively maintained a low operating expense ratio throughout the period shown in Table 1.2. Notably, the Company maintains a high ratio of assets per employee, which is supported by the relatively low staffing requirements associated with the Company's relatively high concentration of interest-earning assets maintained in investments, mortgage-based lending strategy that has emphasized growth of higher balance commercial real estate loans and limited diversification into other products and services that would provide additional sources of non-interest operating income. As of June 30, 2014, the Company's ratio of assets per full time equivalent employee equaled $7.9 million, versus $5.7 million for all publicly-traded thrifts.

Overall, the general trends in the Company's net interest margin and operating expense ratio since fiscal 2010 reflect a slight decline in core earnings, as indicated by the Company's expense coverage ratio (net interest income divided by operating expenses). Kearny Financial's expense coverage ratio equaled 1.26 times during fiscal 2010, versus a ratio of 1.16 times during fiscal 2014. Similarly, Kearny Financial's efficiency ratio (operating expenses as a percent of the sum of net interest income and other operating income) of 75.84% during fiscal 2010 was slightly more favorable than its efficiency ratio of 78.86% during fiscal 2014.

Over the past five fiscal years, loan loss provisions established by the Company have ranged from a high of 0.19% of average assets during fiscal 2012 to a low of 0.10% of average assets during fiscal 2014. The downward trend in the amount of loan loss provisions established since fiscal 2012 has been supported by improving credit quality trends, including a decline in non-performing assets and lower net charge-offs, and an improving economy in the New York metropolitan area. As of June 30, 2014, the Company maintained valuation allowances of $12.4 million, equal to 0.71% of total loans outstanding and 48.95% of non-performing loans. Exhibit I-6 sets forth the Company's loan loss allowance activity during the past five fiscal years.

Non-operating income and expenses haves typically been somewhat of a limited factor in the Company's earnings over the past five fiscal years, consisting of gains on sale of investment securities, an OTTI charge on available for sale securities, losses on the sale of REO, merger-related expenses and a one-time debt extinguishment expense. Net non-operating income and losses over the past five fiscal years ranged from a net non-operating loss of $3.3 million or 0.11% of average assets during fiscal 2012 to net non-operating income of $964,000 or 0.03% of average assets during fiscal 2013. For fiscal 2014, the Company's net non-operating income equaled $685,000 or 0.02% of average assets and consisted of $1.5 million of gains on the sale of available for sale securities, a $441,000 loss on the sale of REO, and $391,000 of merger-related expenses. Overall, the various items that comprise the Company's non-operating income/expense are not viewed to be part of the Company's core or recurring earnings base.

The Company's effective tax rate ranged from a low of 25.70% during fiscal 2013 to a high of 42.15% during fiscal 2010. For fiscal 2014, the Company's effective tax rate was 29.27%. As set forth in the prospectus, the Company's marginal effective tax rate is 35.0%.

Interest Rate Risk Management

The Company's balance sheet is liability-sensitive in the short-term (less than one year) and, thus, the net interest margin will typically be adversely affected during periods of rising and higher interest rates. Comparatively, the Company's net interest margin generally benefits from a declining and low interest rate environment. However, as interest rates have remained at relatively low levels for an extended period of time, the Company's has experienced interest rate spread compression as the average yield earned on interest-earning assets has been declining more significantly relative to the average rate paid on interest-bearing liabilities.

The Company's model simulation analysis measures interest rate risk from a capital perspective and an earnings perspective. With regard to capital, the Company's internal interest rate risk analysis calculates the sensitivity of the Company's Economic Value of Equity ("EVE") ratio to movements in interest rates. EVE represents the present value of the expected cash flows from existing assets less the present value of expected cash flows arising from existing liabilities adjusted for the value of off-balance sheet contracts. The EVE ratio represents the dollar amount of the Bank's EVE divided by the present value of its total assets for a given interest rate scenario. With regard to earnings, the Company's internal interest rate risk analysis generally focuses on shorter-term exposure to interest rate risk and for each scenario, projected net interest income ("NII") is measured over a one year period utilizing a static balance sheet assumption through which incoming and outgoing asset and liability cash flows are reinvested into the same instruments. As of June 30, 2014, an analysis of the Company's EVE indicated that a 2.0% instantaneous and permanent increase in interest rates that result in parallel shifts in the yield curve would result in a 29% decrease in EVE. Comparatively, at June 30, 2014, a 2.0% instantaneous and permanent increase in interest rates that result in parallel shifts in the yield curve would result in a 2.24% reduction in net interest income over a one year period (see Exhibit I-7).

In addition to the balance sheet restructuring and wholesale growth strategy implemented during the second half of calendar 2013, the Company continues to implement a number of strategies to manage interest rate risk, particularly with respect to seeking to mitigate the risk to its net interest rate spread and net interest margin arising from adverse changes in interest rates and the shape of the yield curve. Such strategies include deploying excess liquidity into higher yielding interest-earning assets, such as commercial loans and investment securities, and emphasizing growth of commercial business loans which consists primarily of adjustable rate loans or shorter term fixed rate loans. As of June 30, 2014, of the Company's total loans due after June 30, 2015, adjustable rate loans comprised 36.5% of those loans (see Exhibit I-8).

On the liability side of the balance sheet, management of interest rate risk has been pursued through reducing deposit offering rates, extending the duration of wholesale funding sources through cost effective use of interest rate derivatives that effectively convert short-term wholesale funding sources into longer-term, fixed-rate funding sources, utilizing FHLB advances with initial terms out to ten years and emphasizing growth of lower costing and less interest rate sensitive transaction and savings account deposits. Transaction and savings account deposits comprised 58.2% of the Company's deposits at June 30, 2014. Additionally, through various deposit pricing strategies, the Company has allowed for some controlled outflow of shorter term certificates and some growth of longer term CDs.

The infusion of stock proceeds will serve to further limit the Company's interest rate risk exposure, as most of the net proceeds will be redeployed into interest-earning assets and the increase in the Company's capital position will lessen the proportion of interest rate sensitive liabilities funding assets.

Lending Activities and Strategy

Kearny Financial's lending activities have provided for a loan portfolio composition that is concentrated in commercial real estate loans, followed by 1-4 family residential loans, consumer loans, commercial business loans and construction loans. Going forward, the Company's lending strategy will continue to emphasize commercial real estate lending and lending diversification will emphasize growth of commercial business loans. Exhibit I-9 provides historical detail of Kearny Financial's loan portfolio composition over the past five fiscal years and Exhibit I-10 provides the contractual maturity of the Company's loan portfolio by loan type as of June 30, 2014.

Commercial Real Estate and Multi-Family Loans

Commercial real estate and multifamily loans consist largely of loans originated by the Company, which are generally collateralized by properties in the Company's regional lending area. On a more limited basis, the Company supplements originations of commercial real estate loans with purchased loan participations from local banks. Loan participations are subject to the same underwriting criteria and loan approvals as applied to loans originated by the Company. Kearny Financial generally originates commercial real estate loans up to a loan-to-value ("LTV") ratio of 75.0% and generally requires a minimum debt-coverage ratio of 1.25 times. Commercial real estate loans are originated with amortization terms of up to 25 years. The Company also offers a five year balloon loan with a 25 year amortization schedule. Properties securing the commercial real estate loan portfolio include apartment buildings, retail/service properties, land and mixed-use properties. As of June 30, 2014, the Company's outstanding balance of commercial real estate loans totaled $983.8 million equal to 56.44% of total loans outstanding.

1-4 Family Residential Loans

Kearny Financial offers both fixed rate and adjustable rate 1-4 family permanent mortgage loans with terms of up to 30 years, which are substantially secured by properties located in New Jersey and New York. From time to time, the Company will supplement originations with purchases of 1-4 family loans. Loan originations and loan purchases are generally underwritten to secondary market guidelines, so as to provide the Company with the flexibility to sell the loans into the secondary market for purposes of managing interest rate risk. However, the Company's current philosophy is to retain 1-4 family loan originations and purchases for its own portfolio. ARM loans offered by the Company have initial repricing terms of one, three, five, seven or ten years and then adjust annually for the balance of the loan term. ARM loans are indexed to the one year Constant Maturity U.S. Treasury index. As of June 30, 2014, the Company's outstanding balance of 1-4 family residential loans totaled $580.6 million or 33.31% of total loans outstanding.

Consumer Loans

The consumer loan portfolio consists primarily of home equity loans and lines of credit, with the balance of the portfolio consisting largely of loans secured by savings account deposits or CDs. Home equity loans are originated as fixed rate loans with terms of up to 20 years and home equity lines of credit are originated as fixed or adjustable rate loans with terms of up to 20 years. Home equity loans and fixed rate home equity lines of credit are generally originated within the Company's market area and are generally made in amounts of up to an 80% LTV ratio on term loans and of up to a 75% LTV ratio on home equity adjustable rate lines of credit, inclusive of other liens on the property As of June 30, 2014, the Company's outstanding balance of home equity loans and lines of credit totaled $99.6 million or 5.72% of total loans outstanding and 95.83% of total consumer loans outstanding. As of June 30, 2014, other consumer loans consisted of $4.0 million of loans secured by savings account deposits or CDs and $373,000 of other miscellaneous consumer loans.

Commercial Business Loans

The commercial business loan portfolio is generated through extending loans to businesses operating in the regional market area. Expansion of commercial business lending activities is a desired area of loan growth for the Company, pursuant to which the Company is seeking to become a full service community bank to its commercial loan customers through offering a full range of commercial loan products that can be packaged with lower cost commercial deposit products. Commercial business loans offered by the Company consist of term loans and lines of credit to a variety of professionals, sole proprietorships and small businesses, including loans originated through the SBA in which the Bank participates as a Preferred Lender. The LTV limit on secured commercial lines of credit and term loans is generally limited to 70%. The Company also originates unsecured commercial loans in the form of overdraft checking authorization up to $25,000 and unsecured lines of credit up to $25,000. The Company's non-SBA commercial term loans generally have terms of up to 20 years and are mostly fixed-rate loans. Commercial lines of credit have terms of up to two years and are generally adjustable rate loans. The Company also offers a one year, interest-only commercial line of credit with a balloon payment.

The Company's generation of commercial business loans was expanded during fiscal 2014 to include purchases of commercial business loan participations totaling $4.9 million. The $4.9 million of commercial business loan participations maintained at June 30, 2014 were comprised of four loans acquired through the Company's membership in BancAlliance, a cooperative network of lending institutions that serves as a conduit for institutional investors to participate in large commercial credits.

As of June 30, 2014, Kearny Financial's outstanding balance of commercial business loans equaled $67.3 million or 3.86% of total loans outstanding. Non-SBA loans comprised $57.8 million or 85.9% of the commercial business loan portfolio at June 30, 2014, of which approximately 94% were secured loans primarily collateralized by real estate or, to a lesser extent, other forms of collateral. The remaining $9.5 million or 14.1% of commercial business loans represent the retained portion of SBA loan originations that are generally secured by various forms of collateral, including real estate and business equipment. The Company generally sells the guaranteed portion of eligible SBA loans originated, which ranges from 50% to 90% of the loan's outstanding balance, while retaining the nonguaranteed portion of such loans in portfolio.

Construction Loans

Construction loans consist of loans to individuals for construction of 1-4 family residences or for major renovations or improvements to an existing dwelling, as well as loans to builders and developers for multi-unit buildings or multi-house projects. All of the Company's construction lending activities are conducted in the state of New Jersey. Construction loans are originated up to a LTV ratio of 80% of the anticipated appraised value of the completed property. Terms for construction loans are generally limited to one year with an interest rate tied to the prime rate as published in *The Wall Street Journal.* In some cases, the Company converts a construction loan to a permanent mortgage loan upon completion of construction. The Company generally does not make construction loans to builders on a speculative basis. Financing is provided for up to two houses at a time on a multi-house project, requiring a contract on one of the two houses before financing for the next house may be obtained. As of June 30, 2014, Kearny Financial's outstanding balance of construction loans equaled $7.3 million or 0.42% of total loans outstanding.

Loan Originations, Purchases, and Sales

Exhibit I-11 provides a summary of the Company's lending activities for the fiscal years ended 2012 through 2014. Annual loan originations trended higher during the three year period, ranging from a low $230.9 million during fiscal 2012 to a high of $471.8 million during fiscal 2014. Multi-family and commercial real estate loans were the largest source of originations during the three year period, with such originations increasing from $95.5 million during fiscal 2012 to $334.4 million during fiscal 2014.

From time to time, the Company has supplemented loan originations with purchases of loans. Loan purchases were most significant during fiscal 2014 when the Company purchased loans totaling $114.3 million, consisting of $87.0 million of commercial real estate loan participations, $22.4 million of 1-4 family loans and $4.9 million of commercial business loan participations. As of June 30, 2014, the Company's commercial real estate loan portfolio included 35 commercial real estate loan participations with a total balance of $131.8 million. Purchases of 1-4 family loans by the Company include loans located outside of the states of New Jersey and New York, which totaled $32.2 million at June 30, 2014. As of June 30, 2014, the largest concentrations of out of state purchased 1-4 family loans were in the states of Massachusetts ($10.7 million), Pennsylvania ($7.1 million) and Georgia ($2.9 million). The company also acquired loans with a fair value of $78.7 million of loans in connection with the acquisition of Atlas Bank completed on June 30, 2014.

In terms of loans sold, the Company generally sells the guaranteed portion of eligible SBA loans originated while retaining the nonguaranteed portion of such loans in portfolio. Over the past three fiscal years, SBA loan sales ranged from $6.5 million during fiscal 2012 to $737,000 during fiscal 2014. Other loans sold by the Company during the past three fiscal were limited to the sale of $5.3 million of 1-4 family loans during fiscal 2014. In each of the past three fiscal years, the Company has realized a net increase in loans as loan originations and purchases more than offset loan principal repayments and loan sales.

Asset Quality

The Company's historical balance sheet concentration maintained in investment securities and the correspondingly relatively low concentration of assets maintained in loans have generally supported the maintenance of relatively favorable credit quality measures. With the onset of the national recession and bursting of the house bubble in 2008, the Company experienced elevated levels of problems assets. Over the past five fiscal years, Kearny Financial's balance of non-performing assets ranged from a low of $21.7 million or 0.93% of assets at fiscal yearend 2010 to a high of $42.5 million or 1.46% of assets at fiscal yearend 2011. Since peaking at fiscal yearend 2011, the balance of non-performing assets had trended lower during past three fiscal years. The Company held $26.9 million of non-performing assets at June 30, 2014, equal to 0.77% of assets. As shown in Exhibit I-12, non-performing assets at June 30, 2014 consisted of $25.2 million of non-accruing loans, $125,000 of accruing loans 90 days or more past due and $1.6 million of real estate owned. Non-accruing 1-4 family loans and non-accruing commercial real estate loans comprised the largest concentrations of the non-performing loan balance, accounting for $9.9 million and $6.9 million of the non-performing loan balance, respectively, at June 30, 2014. Comparatively, as of June 30, 2011, the balances of non-performing 1-4 loans and non-performing commercial real estate loans were $19.0 million and $7.4 million, respectively.

To track the Company's asset quality and the adequacy of valuation allowances, the Company has established detailed asset classification policies and procedures which are consistent with regulatory guidelines. Classified assets are reviewed monthly by senior management and the Board. In addition, the results of the classification of assets review are validated by the Company's third party loan review firm during their quarterly, independent review. Pursuant to these procedures, when needed, the Company establishes additional valuation allowances to cover anticipated losses in classified or non-classified assets. As of

June 30, 2014, the Company maintained loan loss allowances of $12.4 million, equal to 0.71% of total loans outstanding and 48.95% of non-performing loans.

Funding Composition and Strategy

Deposits have consistently served as the Company's primary funding source and at June 30, 2014, deposits accounted for 82.88% of the Company's combined balance of deposits and borrowings. Exhibit I-13 sets forth the Company's deposit composition for the past three fiscal years. Transaction and savings account deposits constituted 58.84%% of average total deposits during fiscal 2014, as compared to 47.31% of average total deposits during fiscal 2012. The increase in the concentration of core deposits comprising total deposits since fiscal 2012 was realized through growth of core deposits and a decline in CDs. Most of the growth of core deposits has consisted of interest-bearing demand deposits, which was driven by brokered money market deposits acquired through Promontory's IND program. At June 30, 2014, the balance of interest-bearing demand deposits included $213.5 million of brokered money market deposits acquired through Promontory's IND program. The terms of the program generally establish a reciprocal commitment for Promontory to deliver and the Bank to accept such deposits for a period of no less than five years during which time total aggregate balances shall be maintained within a range of $200.0 million to $230.0 million.

The balance of the Company's deposits consists of CDs, which equaled 41.16% of average total deposits during fiscal 2014 compared to 52.69% of average total deposits during fiscal 2012. Kearny Financial's current CD composition reflects a higher concentration of short-term CDs (maturities of one year or less). As of June 30, 2014, 56.07% of total CDs were scheduled to mature in one year or less. Exhibit I-14 sets forth the maturity schedule of the Company's CDs as of June 30, 2014. As of June 30, 2014, jumbo CDs (CD accounts with balances of $100,000 or more) amounted to $476.6 million or 45.95% of total CDs. During fiscal 2014, the Company began to utilize the QwickRate deposit listing service through which it has attracted non-brokered wholesale CDs targeting institutional investors with a three-to-five year investment horizon. At June 30, 2014, the balance of the Company's listing service time deposits totaled $54.2 million and had a weighted average remaining term to maturity of 3.9 years. Additionally, the balance of CDs assumed in conjunction with the acquisition of Atlas Bank included $6.4 million of predominantly short-term CDs acquired by Atlas Bank through the QwickRate deposit listing service. In addition to the $213.5 million of money market brokered deposits, the Company held $18.5 million of longer-term brokered CDs at June 30, 2014.

Borrowings serve as an alternative funding source for the Company to facilitate management of funding costs and exposure to interest rate risk and liquidity risk. Borrowings utilized by the Company have predominantly consisted of advances from the FHLB of New York. As of June 30, 2014, the Company maintained $481.5 million of FHLB advances. The majority of FHLB advances held by the Company at June 30, 2014 had short-term maturities of less than one year. At June 30, 2014, the Company had a total of $320.0 million of short-term FHLB advances at a weighted average interest rate of 0.38%. Such advances included $300.0 million of 90-day FHLB term advances that are generally forecasted to be periodically redrawn at maturity for the same 90 day term as the original advance. Based on this presumption, the Company has utilized interest rate swaps to effectively extend the duration of each of these advances at the time they were drawn to effectively fix their cost for period of five years. At June 30, 2014, the Company had also drawn $12.0 million of overnight borrowings from the FHLB for daily liquidity management purposes. The Company's long-term FHLB advances totaled $161.5 million at June 30, 2014, including $145.0 million of advances maturing in fiscal 2023 with a weighted average interest rate of 3.04%

In addition, the Company assumed one short-term, fixed rate FHLB advance of $3.0 million and four long-term FHLB advances totaling $15.7 million in conjunction with its acquisition of Atlas Bank on June 30, 2014. The short-term advance had a coupon of 0.35% and matured in July 2014, while the long-term advances had a weighted average coupon of 1.11% and a weighted average remaining term of 2.6 years as of June 30, 2014.

Other borrowing held by the Company at June 30, 2014 consisted of $30.7 million of overnight borrowings in the form of depository sweep accounts. These accounts are short-term borrowings representing funds that are withdrawn from a customer's non-interest bearing deposit account and invested in an uninsured overnight investment account that is collateralized by specified investment securities owned by the Company.

Subsidiaries

The Bank is the single wholly-owned operating subsidiary of Kearny Financial, while the Bank has two wholly-owned subsidiaries: KFS Financial Services, Inc. and CJB Investment Corp.

*KFS Financial Services, Inc.* was incorporated as a New Jersey corporation in 1994 under the name of South Bergen Financial Services, Inc., and was acquired in the Bank's merger with South Bergen Savings Bank in 1999 and was renamed KFS Financial Services, Inc. in 2000. It is a service corporation subsidiary that was originally organized for selling insurance products, including annuities, to Bank customers and the general public through a third party networking arrangement. During fiscal 2014, KFS Insurance Services, Inc. was created as a wholly-owned subsidiary of KFS Financial Services, Inc. for the primary purpose of acquiring insurance agencies. Both KFS Financial Services, Inc. and KFS Insurance Services, Inc. were considered inactive during the year ended June 30, 2014.

*CJB Investment Corp.* was acquired by the Bank through the Company's acquisition of Central Jersey Bancorp in November 2010. CJB Investment Corp. was organized under New Jersey law as a New Jersey Investment Company and remained active through fiscal yearend 2014.

Legal Proceedings

The Company is involved in routine legal proceedings in the ordinary course of business from time to time. At June 30, 2014, the Company was not party to any pending legal proceedings that the Company's management believed would have a material adverse effect on the Company's financial condition, results of operations or cash flows.

## II. MARKET AREA

Introduction

Kearny Financial serves northern and central New Jersey and Brooklyn and Staten Island, New York through the administrative headquarters office in Fairfield, New Jersey and 42 full service branch offices. The Company's administrative office and all of its branches are located within the New York metropolitan statistical area ("MSA") and covers an eleven-county market area including the New Jersey counties of Bergen (9 branches), Monmouth (12 branches), Hudson (2 branches), Ocean (6 branches), Morris (3 branches), Essex (3 branches), Middlesex (3 branches), Union (1 branch), and Passaic (1 branch) and the New York counties of Kings (1 branch) and Richmond (1 branch). Within the Company's branch office network, 13 branches operate under "Central Jersey Bank, a division of Kearny Federal Savings Bank" and two branches operate under "Atlas Bank, a division of Kearny Federal Savings Bank." The Company completed the acquisition of Atlas Bank on June 30, 2014, which expanded its branch network into the state of New York. A map showing the Company's office coverage is set forth below and details regarding the Company's office facilities are set forth in Exhibit II-1.


Ringwood
New City
Norwalk
Newton
Stroudsburg
White Plains
Stamford
Paterson
Yonkers
Hopatcong
Commack
Newark
New York
Easton
High Bridge
Jersey City
Levittown
West Babylo
Edison
New Brunswick
Sayreville
East Brunswick
Ewing
Trenton
Long Branch
Levittown
Lakewood
Philadelphia
Toms River
Camden
Forked River

The New York MSA is the nation's largest metropolitan area in terms of total population, with an estimated 2014 population of 20.0 million and the eleven counties served by the Company's branches had a total 2014 population of approximately 8.5 million. Finance, international trade, media, real estate, manufacturing, tourism, biotechnology, and education are the leading industries in the area. Other industries include entertainment and news media. The New York MSA had an estimated gross product of over $1.33 trillion in 2012, making it the largest regional economy in the United States. New York City's economy is the hub of the New York MSA economy. Focused in Manhattan, New York City is the financial capital of the world and is home to the New York Stock Exchange ("NYSE"), the world's largest stock exchange by market capitalization of its listed companies. The New York area is also distinctive for its high concentrations of advanced service sector firms in fields such as law, accountancy, banking and management consultancy.

The primary market areas served by the Company are the urban/suburban markets in northern and central New Jersey and the urban markets of Staten Island and Brooklyn in New York. With operations in densely populated markets, the Company's competitive environment includes a significant number of commercial banks, thrifts and other financial services companies, some of which have a regional or national presence. The regional economy is highly diversified and tends to parallel trends in the broader national economy. As counties in the New York MSA, the regional market area includes a large commuter population.

Future growth opportunities for Kearny Financial depend on the future growth and stability of the local and regional economy, demographic growth trends, and the nature and intensity of the competitive environment. These factors have been briefly examined to help determine the growth potential that exists for the Company, the relative economic health of the Company's market area and the resultant impact on value.

National Economic Factors

The future success of the Company's operations is partially dependent upon various national and local economic trends. In assessing national economic trends over the past few quarters, the pace of manufacturing activity slowed considerably in January 2014 with the PMI reading declining 5.2 points to 51.3. Comparatively, January service sector activity expanded at a slight faster pace, with a PMI reading of 56.7 compared to 55.7 in December. January was the second straight month of weak job growth, with a tepid gain of 113,000 jobs. The January unemployment rate dipped to 6.6% in January. Existing home sales in January declined to the lowest level since July 2012, while new home sales were up solidly in January. January 2014 home prices were up 0.9% from December and up 12.0% from a year ago January. Manufacturing activity accelerated in February, with the PMI registering 53.2. Comparatively, February service sector activity expanded at a slower pace in February, decreasing to a reading of 51.6. Job growth picked-up in February, as the U.S. economy added 175,000 jobs. However, as more people entered the labor force, the February unemployment rate ticked up to 6.7%. Despite poor weather conditions in many areas of the U.S., retail sales rose slightly in February. Sales of existing and new homes were both lower in February compared to January, which was in part attributable to rising mortgage rates and higher home prices. Home prices were up 12.2% in February compared to a year ago. Manufacturing activity expanded for the tenth consecutive month in March, with the March PMI of 53.7 reflecting a slight increase compared to February. Similarly, service sector activity expanded at a slightly faster rate in March compared to February. Job growth was up slightly in March, with a total of 192,000 jobs added during the month. However, the March unemployment rate remained at 6.7%. A healthy increase in March retail sales offered evidence of an improving economy. Sales of existing homes were down slightly in March compared to February, while new single-family home sales were down 14.5% from February to March. However, March pending home sales were up 3.4% in March compared to February, marking the first gain in nine months. First quarter GDP growth fell short of expectations, as the U.S. economy increased at a modest 0.1% annual rate during the quarter (subsequently revised to contracting at a 2.9% annual rate).

Manufacturing and non-manufacturing activity both accelerated in April 2014, providing more evidence that the economy was regaining momentum. The April jobs report showed a healthy pick-up in hiring with 288,000 jobs added and the April unemployment rate declined to 6.3%, but most of the decline was due to fewer job seekers as more people elected to drop out of the labor force. In early-May 2014 testimony before Congress, Federal Reserve Chairwoman Janet Yellen stated that the economy was on track for solid growth in the current quarter; although, a slowdown in housing that became evident in late-2013 showed few signs of reviving. Existing home sales rose for the first time 2014 during April increasing 1.3% from March, but did not match the 6.4% increase in new home sales for April. April home prices rose 2.1% from March and were up 10.5% from a year ago. Manufacturing and service sector activity expanded at slightly higher rates in May compared to April. The U.S. economy added 217,000 jobs in May and the May unemployment rate remained at 6.3%. May existing home sales rose 4.9% compared to April, while new home sales jumped 18.6% from April to May. The pace of manufacturing and service activity eased slightly in June compared to May. June employment data showed payrolls increased by 288,000 and the June unemployment rate dropped to 6.1%. June retail sales showed an increase of 0.2% from May, which was the smallest increase since January 2014. Existing home sales were up 2.6% in June compared to May, while sales of new single-family homes declined 8.1% in June from May. Second quarter GDP increased at a 4.0% annual rate.

The employment report for July 2014 showed job growth slowing more than expected, as 209,000 jobs were added in July and the unemployment rate for July edged up to 6.2%. Both manufacturing and non-manufacturing activity expanded at slightly higher rates in July compared to June's readings.

In terms of interest rates trends over the past few quarters, long-term, interest rates eased lower at the start of 2014, with the 10-year Treasury yield dipping below 3.0%. The weaker-than-expected jobs report for December furthered the downward trend in long-term Treasury yields heading into mid-January. The downward trend in long-term Treasury yields continued through the balance of January, as investors sought the safe haven of Treasury bonds amid turmoil in emerging markets and soft jobs data. The Federal Reserve concluded its late-January meeting by voting to scale back its bond buying program by another $10 billion. Lackluster economic data provided for a stable interest rate environment through most of February, which was followed by a slight decline in long-term Treasury yields in late-February as investors responded to a decline in February consumer confidence and a downward revision to fourth quarter GDP. Stronger-than-expected job growth reflected in the February employment report and an increase in February manufacturing activity translated into Treasury yields edging higher during first half of March. A lower reading for March consumer confidence provided for a slight dip in the 10-year Treasury yield in mid-March, which was followed by an up-tick in the 10-year Treasury yield at the conclusion of the Federal Reserve's March meeting and announcement that the Federal Reserve decided to trim its bond buying program by another $10 billion to $55 billion in monthly bond purchases. Long-term Treasury yields stabilized in the closing weeks of the first quarter.

Treasury yields edged higher in early-April 2014, as employment data for March showed job growth accelerating, and then declined slightly going into mid-April. Interest rates stabilized through the balance of April, as inflation remained in check and economic data generally reflected a continuation of sluggish economic growth. The Federal Reserve trimmed its monthly bond purchase program by another $10 billion to a total of $45 billion in monthly bond purchases at the end of April. The 10-year Treasury yield dropped to six month lows in early- and mid-May, as investors moved into safe haven investments amid geopolitical fears, uncertainty over global economic growth and data indicating that the U.S. economy was growing at a tepid pace. Interest rates stabilized heading into late-May and then dipped lower at the end of May, with the yield on the 10-year Treasury falling below 2.5% following a downward revision to first quarter GDP growth. Some favorable economic data pushed long-term Treasury yields slightly higher during the first half of June. The mid-June meeting of the Federal Reserve concluded with the Federal Reserve announcing that it would reduce monthly bond purchases by another $10 billion to $35 billion per month and that it did not anticipate raising short-term rates until 2015. Following the Federal Reserve meeting, interest rates stabilized for the balance of June.

Better-than-expected job growth reflected in the June employment report contributed to long-term Treasury yields increasing slightly at the start of the third quarter of 2014. Treasury yields eased lower in mid-July, as investors moved to safer assets on news that a jet was shot down over eastern Ukraine. The 10-year Treasury yield stabilized around 2.50% through the end of July. The policy statement from the Federal Reserve's end of July meeting indicated that the Federal Reserve would remain patient about raising interest rates and monthly bond purchases by the Federal Reserve would be scaled back by another $10 billion to $25 billion per month. Weaker than expected job growth reflected in the July employment report and turmoil in the Mideast and Ukraine contributed to long-term Treasury yields edging lower in early-August. As of August 8, 2014, the bond equivalent yields for U.S. Treasury bonds with terms of one and ten years equaled 0.10% and 2.44%, respectively, versus comparable year ago yields of 0.12% and 2.58%. Exhibit II-2 provides historical interest rate trends.

Based on the consensus outlook of economists surveyed by The Wall Street Journal in July 2014, GDP growth was projected to come in at 1.6% in 2014 and increase to 2.9% in 2015. The unemployment rate was forecasted to equal 5.9% in December 2014 and decline to 5.7% in June 2015. An average of 212,000 jobs were projected to be added per month during 2014. On average, the economists did not expect the Federal Reserve to begin raising its target rate until mid-2015 at the earliest and the 10-year Treasury yield would increase to 3.07% at the end of 2014. The surveyed economists also forecasted home prices would rise 5.1% in 2014 and housing starts were forecasted to continue to trend slightly higher in 2014.

Market Area Demographics

Demographic and economic growth trends, measured by changes in population, number of households, age distribution and median household income, provide key insight into the health of the market area served by Kearny Financial (see Table 2.1). Table 2.1 presents information regarding the demographic and economic trends for the Company's market area from 2010 to 2014 and projected data through 2019. Data for the nation, the New York MSA, and the states of New Jersey and New York are included for comparative purposes.

The primary market area counties maintain populations ranging from 471,000 in Richmond County (Staten Island) to 2.6 million in Kings County (Brooklyn). Overall, the primary market area counties are densely populated markets, ranking among the largest populations in New Jersey and New York. Kings County has the largest population in New York, while the Company's market area counties in New Jersey make up nine of the top ten highest populated counties in the state encompassing approximately 61% of the entire population of New Jersey. While large in their population totals, most of the primary market area counties have experienced relatively slow demographic growth during the 2010 to 2014 period, a characteristic typical of mature densely populated urban markets located throughout the Northeast Corridor. Among the primary market area counties, population and household growth rates were the strongest in Hudson County, New Jersey and Kings County, New York, exceeding the comparable United States growth rates. Population and household growth rates for the remainder of the primary market area counties are projected to be below the comparable U.S. measures over the next five years, while more closely approximating the comparable state growth rates.

New Jersey and New York rank second and sixteenth in the United States in terms of median household income. New Jersey's central location within the metropolitan areas of New York and Philadelphia has fostered some relatively affluent markets that are served by the Company's branch network. Morris County has the highest household and per capital income measures of the primary market area counties, which can be attributable to its close proximity to New York City as the suburban area is home to a large commuter population with jobs in New York City and also has 33 Fortune 500 businesses headquartered within the county that are concentrated in the finance, insurance, real estate, pharmaceuticals, health services, and research and development, and technology industries. The lower income areas of New Jersey include the urban cities across the Hudson River from New York City, which includes Passaic and Essex Counties.

The primary market area counties had 2014 median household incomes ranging from $44,890 in Kings County to $91,208 in Morris County, as compared to $51,579 for the U.S., $69,176 for New Jersey, $57,619 for New York, and $64,538 for the entire New York metro area.

Table 2.1
Kearny Financial Corp.
Summary Demographic Data

| | Year | | | Growth Rate | |
|---|---|---|---|---|---|
| | 2010 | 2014 | 2019 | 2010-2014 (%) | 2014-2019 (%) |
| **Population (000)** | | | | | |
| USA | 308,746 | 317,199 | 328,309 | 0.7% | 0.7% |
| **New York-Newark-Jersey City, NY-NJ-** | **19,567** | **19,985** | **20,476** | **0.5%** | **0.5%** |
| **New Jersey** | **8,792** | **8,906** | **9,052** | **0.3%** | **0.3%** |
| Bergen, NJ | 905 | 928 | 953 | 0.6% | 0.5% |
| Essex, NJ | 784 | 789 | 797 | 0.2% | 0.2% |
| Hudson, NJ | 634 | 663 | 694 | 1.1% | 0.9% |
| Middlesex, NJ | 810 | 832 | 857 | 0.7% | 0.6% |
| Monmouth, NJ | 630 | 628 | 628 | -0.1% | 0.0% |
| Morris, NJ | 492 | 501 | 512 | 0.4% | 0.4% |
| Ocean, NJ | 577 | 583 | 591 | 0.3% | 0.3% |
| Passaic, NJ | 501 | 503 | 507 | 0.1% | 0.2% |
| Union, NJ | 536 | 549 | 564 | 0.6% | 0.5% |
| **New York** | **19,378** | **19,675** | **20,051** | **0.4%** | **0.4%** |
| Kings, NY | 2,505 | 2,604 | 2,711 | 1.0% | 0.8% |
| Richmond, NY | 469 | 471 | 475 | 0.1% | 0.2% |
| **Households (000)** | | | | | |
| USA | 116,716 | 120,163 | 124,623 | 0.7% | 0.7% |
| **New York-Newark-Jersey City, NY-NJ-** | **7,153** | **7,323** | **7,522** | **0.6%** | **0.5%** |
| **New Jersey** | **3,214** | **3,258** | **3,316** | **0.3%** | **0.3%** |
| Bergen, NJ | 336 | 343 | 352 | 0.6% | 0.5% |
| Essex, NJ | 284 | 287 | 291 | 0.3% | 0.3% |
| Hudson, NJ | 246 | 260 | 273 | 1.3% | 1.0% |
| Middlesex, NJ | 281 | 288 | 296 | 0.6% | 0.6% |
| Monmouth, NJ | 234 | 234 | 235 | 0.0% | 0.1% |
| Morris, NJ | 181 | 184 | 189 | 0.5% | 0.5% |
| Ocean, NJ | 221 | 222 | 224 | 0.1% | 0.2% |
| Passaic, NJ | 167 | 167 | 169 | 0.1% | 0.1% |
| Union, NJ | 188 | 192 | 196 | 0.5% | 0.5% |
| **New York** | **7,318** | **7,462** | **7,633** | **0.5%** | **0.5%** |
| Kings, NY | 917 | 959 | 1,004 | 1.1% | 0.9% |
| Richmond, NY | 166 | 167 | 168 | 0.2% | 0.2% |
| **Median Household Income ($)** | | | | | |
| USA | NA | 51,579 | 53,943 | NA | 0.9% |
| **New York-Newark-Jersey City, NY-NJ-** | **NA** | **64,538** | **67,452** | **NA** | **0.9%** |
| **New Jersey** | **NA** | **69,176** | **71,683** | **NA** | **0.7%** |
| Bergen, NJ | NA | 79,746 | 82,495 | NA | 0.7% |
| Essex, NJ | NA | 52,919 | 54,781 | NA | 0.7% |
| Hudson, NJ | NA | 59,841 | 65,078 | NA | 1.7% |
| Middlesex, NJ | NA | 75,361 | 77,975 | NA | 0.7% |
| Monmouth, NJ | NA | 80,904 | 83,406 | NA | 0.6% |
| Morris, NJ | NA | 91,208 | 91,080 | NA | 0.0% |
| Ocean, NJ | NA | 57,972 | 59,459 | NA | 0.5% |
| Passaic, NJ | NA | 53,787 | 55,012 | NA | 0.5% |
| Union, NJ | NA | 68,442 | 71,584 | NA | 0.9% |
| **New York** | **NA** | **57,619** | **61,427** | **NA** | **1.3%** |
| Kings, NY | NA | 44,890 | 47,918 | NA | 1.3% |
| Richmond, NY | NA | 70,814 | 74,155 | NA | 0.9% |

Table 2.1
Kearny Financial Corp.
Summary Demographic Data

| | Year | | | Growth Rate | |
|---|---|---|---|---|---|
| | 2010 | 2014 | 2019 | 2010-2014 (%) | 2014-2019 (%) |
| **Per Capita Income ($)** | | | | | |
| USA | NA | 27,721 | 29,220 | NA | 1.1% |
| **New York-Newark-Jersey City, NY-NJ-** | **NA** | **34,561** | **36,357** | **NA** | **1.0%** |
| **New Jersey** | **NA** | **35,137** | **36,654** | **NA** | **0.8%** |
| Bergen, NJ | NA | 41,284 | 42,620 | NA | 0.6% |
| Essex, NJ | NA | 31,412 | 32,562 | NA | 0.7% |
| Hudson, NJ | NA | 33,075 | 36,483 | NA | 2.0% |
| Middlesex, NJ | NA | 33,903 | 35,077 | NA | 0.7% |
| Monmouth, NJ | NA | 41,382 | 42,869 | NA | 0.7% |
| Morris, NJ | NA | 46,181 | 46,286 | NA | 0.0% |
| Ocean, NJ | NA | 28,873 | 29,625 | NA | 0.5% |
| Passaic, NJ | NA | 25,183 | 25,783 | NA | 0.5% |
| Union, NJ | NA | 33,782 | 35,536 | NA | 1.0% |
| **New York** | **NA** | **32,019** | **34,373** | **NA** | **1.4%** |
| Kings, NY | NA | 24,402 | 26,584 | NA | 1.7% |
| Richmond, NY | NA | 32,080 | 33,964 | NA | 1.1% |

| **2014 HH Income Dist. (%)** | Less Than 25,000 | $25,000 to 50,000 | $50,000 to 100,000 | $100,000+ |
|---|---|---|---|---|
| USA | 24.4 | 24.4 | 29.8 | 21.3 |
| **New York-Newark-Jersey City, NY-NJ-** | **21.6** | **19.2** | **27.7** | **31.5** |
| **New Jersey** | **18.1** | **19.3** | **29.4** | **33.2** |
| Bergen, NJ | 15.6 | 16.5 | 28.1 | 39.8 |
| Essex, NJ | 26.4 | 21.8 | 25.7 | 26.1 |
| Hudson, NJ | 22.9 | 20.5 | 28.8 | 27.8 |
| Middlesex, NJ | 14.8 | 17.8 | 31.3 | 36.0 |
| Monmouth, NJ | 15.2 | 16.9 | 27.5 | 40.5 |
| Morris, NJ | 11.1 | 14.0 | 29.8 | 45.1 |
| Ocean, NJ | 20.8 | 23.6 | 31.0 | 24.6 |
| Passaic, NJ | 24.6 | 23.0 | 27.4 | 25.0 |
| Union, NJ | 17.7 | 19.8 | 29.2 | 33.3 |
| **New York** | **23.7** | **21.2** | **28.6** | **26.5** |
| Kings, NY | 31.4 | 23.0 | 26.2 | 19.4 |
| Richmond, NY | 18.3 | 17.8 | 30.6 | 33.2 |

Source: SNL Financial, LC.

Income measures show Bergen, Middlesex, Monmouth, and Morris Counties of New Jersey and Richmond County of New York are relatively affluent markets, reporting higher median household incomes than the comparable national, state and metro area measures. Comparatively, median household income for Essex, Hudson, Ocean, Passaic, and Union Counties of New Jersey and Kings County of New York fell below the comparable state measures. However, with the exception of Kings County, all of the primary market area counties maintain median household incomes that exceed the median household income for the U.S. Projected income growth rates for the primary market area counties are generally fairly consistent with the projected income growth rates for New Jersey, New York and the U.S., with Hudson County and Kings County showing the highest projected income growth rates.

The relative affluence of the primary market area counties with the higher income measures is further evidenced by a comparison of household income distribution measures, as these counties maintain a lower percentage of households with incomes of less than $25,000 and a much higher percentage of households with incomes over $100,000 relative to the U.S. Comparatively, Kings County is the only primary market area county that maintains a higher percentage of households with incomes of less than $25,000 and lower percentage of households with incomes over $100,000 as compared to the nationwide aggregates.

Local Economy

The primary market area economy is relatively broad based and due to the overall geographic size covered by the Company's branch network in the state of New Jersey is somewhat reflective of the New Jersey state economy. Table 2.2 below lists the largest employers in the state of New Jersey.

The Company's market area contains a cross section of employment sectors, with a mix of services, wholesale/retail trade, construction, healthcare and finance related employment. Throughout northern New Jersey, the greatest employment gains over the past year have occurred in the trade, transportation, and utilities industries (retail trade accounted for 60% of the gain), while in central New Jersey the greatest employment gains were in the educational and health services. As shown in Table 2.2, the retail trade, education, and healthcare industries provide major sources of employment in the state. Healthcare is the only industry that has added jobs in the state of New Jersey every year since 1990, according to the New Jersey Department of Labor and Workforce Development. Moreover, the healthcare industry is projected to grow at an annual rate of 1.3% through 2020.

Table 2.2
Kearny Financial Corp.
Largest Employers in New Jersey

| Company | Industry | Employees |
|---|---|---|
| Wakefern Foods | Food/Household | 36,000 |
| Rutgers, The State University of New Jersey | Education | 28,700 |
| Barnabas Health | Healthcare | 18,000 |
| WalMart | Consumer | 17,900 |
| Verizon Communications Inc. | Information Technology | 15,800 |
| UPS | Logistics | 14,800 |
| Johnson & Johnson | Life Sciences | 13,500 |
| United Airlines | Services | 13,400 |
| Caesars Entertainment | Hospitality | 13,100 |
| The Great Atlantic & Pacific Tea Co. Inc. | Food/Household | 12,400 |
| Bank of America Merrill Lynch | Financial | 12,000 |
| NJ Transit | Services | 12,000 |
| Meridian Health | Healthcare | 11,000 |
| Robert Wood Johnson Health Network | Healthcare | 11,000 |
| Home Depot | Consumer | 10,800 |
| Merck | Life Sciences | 10,000 |
| AT&T | Information Technology | 9,900 |
| Public Service Electric & Gas (PSEG) | Utility | 9,800 |
| TD Bank | Financial | 9,500 |
| Hackensack University Health Network | Healthcare | 9,000 |
| CVS Caremark | Healthcare | 8,300 |
| Macy's | Consumer | 8,100 |
| FedEx | Logistics | 8,000 |
| Prudential Finance | Financial | 8,000 |
| Virtua | Healthcare | 8,000 |

Source: Choose New Jersey.

Employment data presented in Table 2.3 below, indicates that consistent with the profile of the largest employers, services are the most prominent employment sectors for the state of New Jersey, the New York MSA, and the primary market area counties. The data also shows that employment in wholesale/retail trade constitutes the second largest sources of employment in the primary market area counties, followed by finance, insurance, and real estate, and construction jobs, consistent with the state of New Jersey and the New York MSA.

Table 2.3
Kearny Financial Corp.
Primary Market Area Employment Sectors
(Percent of Labor Force)

| Employment Sector | ***New Jersey*** | ***New York MSA*** | North Jersey | Central Jersey | NY Mkt Area | ***Mkt Area Avg*** |
|---|---|---|---|---|---|---|
| | | | (% of Total Employment) | | | |
| Services | ***33.8%*** | ***34.3%*** | 34.0% | 32.2% | 34.0% | ***33.4%*** |
| Wholesale/Retail Trade | ***26.3%*** | ***28.1%*** | 27.3% | 26.7% | 31.2% | ***28.4%*** |
| Finance/Insurance/Real Estate | ***9.6%*** | ***10.4%*** | 9.8% | 9.6% | 9.4% | ***9.6%*** |
| Construction | ***8.7%*** | ***7.1%*** | 7.6% | 9.8% | 8.0% | ***8.5%*** |
| Healthcare | ***5.6%*** | ***5.2%*** | 5.3% | 6.2% | 5.8% | ***5.8%*** |
| Transportation/Utility | ***3.7%*** | ***3.4%*** | 4.1% | 3.8% | 3.2% | ***3.7%*** |
| Manufacturing | ***3.3%*** | ***3.3%*** | 3.7% | 3.0% | 2.4% | ***3.0%*** |
| Government | ***3.2%*** | ***2.0%*** | 2.7% | 2.6% | 1.0% | ***2.1%*** |
| Agriculture | ***2.2%*** | ***1.5%*** | 1.7% | 2.4% | 0.9% | ***1.7%*** |
| Information | ***0.8%*** | ***0.9%*** | 0.8% | 0.7% | 0.9% | ***0.8%*** |
| Other | ***2.9%*** | ***3.7%*** | 3.0% | 2.8% | 3.1% | ***3.0%*** |
| | ***100.0%*** | ***100.0%*** | 100.0% | 100.0% | 100.0% | ***100.0%*** |

Source: SNL Financial, LC.

New Jersey is a global hub for the life sciences sector due to its high concentration of pharmaceutical, biotechnology and medical device companies, world-class universities, talented workforce, top teaching hospitals and research institutions and assets for clinical trials. The vitality of the biopharmaceutical and life-sciences cluster in New Jersey is fundamental to the state's economic health with its well-paying jobs, where employment totaled 116,548 in 2012 or 3.6% of the state's private sector workforce. Nationally, the proportion was just 1.9%. Many of the businesses within leisure, hospitality and retail trade also directly and indirectly support the state's tourism industry, as leisure, hospitality and retail trade employment totaled 785,434 in 2012 or 24.6% of all private sector workers in the state of New Jersey. Moreover, the state's location facilitates employment in the transportation, logistics and distribution industry, with the sector employing 11.2% of the state's private sector workers compared to 8.9% for the nation.

The close proximity to New York City, particularly Wall Street, has also made New Jersey a top choice for financial service companies to locate their headquarters, major operation centers and data facilities. Based in New York City, the NYSE and the NASDAQ, are the world's two largest stock exchanges, respectively, when measured by average daily trading volume and overall market capitalization. Coupled with the presence of major banks, investment houses, private equity funds, etc., New York City is the world's largest financial center. Moreover, financial services account for more than 35% of the City's employment income. Financial services accounted for approximately $35 billion of New Jersey's gross domestic product in 2012.

Unemployment Trends

Comparative unemployment rates for the primary market area counties, as well as for the U.S, New Jersey, New York, and New York MSA, are shown in Table 2.4. May 2014 unemployment rates for the primary market area counties ranged from a low of 5.1% for Morris County to a high of 8.3% for Kings County. Seven of the eleven counties in the primary market area reported May 2014 unemployment rates that were higher than the comparable state and national aggregates, while Bergen, Middlesex, Monmouth, and Morris Counties recorded more favorable unemployment rates, which were below the comparable state and national aggregates. All of the primary area counties, as well as the New York MSA, showed a decrease in unemployment for May 2014 compared to May 2013, which was consistent with the statewide and national trends.

**Table 2.4**
**Kearny Financial Corp.**
**Unemployment Trends**

| Region | May 2013 Unemployment | May 2014 Unemployment |
|---|---|---|
| USA | 7.6% | 6.3% |
| New York-Newark-Jersey City, NY-NJ-F | 7.8% | 6.6% |
| New Jersey | 8.7% | 6.7% |
| Bergen, NJ | 7.5% | 5.7% |
| Essex, NJ | 10.1% | 7.8% |
| Hudson, NJ | 10.0% | 7.6% |
| Middlesex, NJ | 8.2% | 6.2% |
| Monmouth, NJ | 7.8% | 6.0% |
| Morris, NJ | 6.8% | 5.1% |
| Ocean, NJ | 8.8% | 6.7% |
| Passaic, NJ | 10.5% | 8.1% |
| Union, NJ | 8.9% | 6.9% |
| New York | 7.4% | 6.4% |
| Kings, NY | 8.9% | 8.3% |
| Richmond, NY | 7.2% | 7.0% |

Source: SNL Financial, LC.

Real Estate Trends

1. Home Sales

According to the New Jersey Association of Realtors ("NJAR"), home prices have been rising with the inventory of houses for sale becoming increasingly tight in the state of New Jersey. Sellers are seeing multiple offers in many cases, as buyers seek to complete purchases while mortgage interest rates are still near record lows. In New Jersey, existing home sales were up 25.8% for the third quarter of 2013, compared to the third quarter of 2012. Over the same time period, Northern and Central New Jersey experienced similar increases in existing home sales of 29.1% in Northern New Jersey and 23.8% in Central New Jersey. The statewide median sales price of existing single-family homes in the third quarter of 2013 was up 3.5% compared to the year ago quarter, with similar pricing trends experienced in the Northern and Central New Jersey markets.

Table 2.5
Kearny Financial Corp.
Residential Real Estate Trends

| | Existing Single-Family Home Sales | | | Median Sales Price | | |
|---|---|---|---|---|---|---|
| Region | Sep-13 | Sep-12 | % | Sep-13 | Sep-12 | % |
| New Jersey | 29,300 | 23,300 | 25.8% | $311,000 | $300,600 | 3.5% |
| Northern NJ | 14,200 | 11,000 | 29.1% | $385,800 | $371,100 | 4.0% |
| Central NJ | 7,800 | 6,300 | 23.8% | $315,400 | $307,200 | 2.7% |

Source: New Jersey Home Sales Report, New Jersey Association of Realtors.

2. Foreclosure Trends

According to RealtyTrac, a company specializing in real estate foreclosure data, a total of 26,467 New Jersey properties had foreclosure filings in the first half of 2014, a 54% increase from a year ago, representing the highest increase in the nation. New Jersey also had one of the highest increases in new foreclosure starts in the first half of 2014, increasing 70% from the year prior. Furthermore, New Jersey ranked fourth in the country with the highest foreclosure rate with one in every 134 homes, or 0.74 percent of all housing units, receiving a foreclosure filing in the first half of 2014.

Market Area Deposit Characteristics and Competition

The Company's retail deposit base is closely tied to the markets in northern and central New Jersey and the Brooklyn and Staten Island markets areas of New York and, in particular, the markets that are nearby to the Company's branch locations. Table 2.6 displays deposit market trends from June 30, 2009 through June 30, 2013 for the primary market counties. Additional data is also presented for the states of New Jersey and New York.

The data indicates that commercial banks gained deposit market share in nine out of the eleven primary market area counties during the four year period covered in Table 2.6. Similar to the states of New Jersey and New York, commercial banks maintained a larger market share of deposits than savings institutions in all of the Company's primary market area counties. Over the four year period savings institution deposits increased at a faster pace than commercial bank deposit growth in Essex and Passaic Counties in New Jersey, while modestly growing or declining in the remaining nine counties of the Company's primary market area.

Kearny Financial's highest market share of deposits is in Monmouth County, where the Company maintains its largest branch presence (12 branches), and highest balance of deposits is in Bergen County, where the Company has its second largest branch presence (9 branches). The Company's $464.5 million of deposits at the Monmouth County branches represented a 2.3% market share of bank and thrift deposits at June 30, 2013, while Bergen County accounted for $794.9 million of the Company's deposits and a 1.9% market share of Bergen County bank and thrift deposits at June 30, 2013. Overall, the Company's deposit market share ranges from a high of 2.3% in Monmouth County to a low of 0.1% in Richmond County.

As implied by the Company's relatively low market shares of deposits, the Company faces significant competition. Among the Company's competitors are much larger and more diversified institutions, which have greater resources than maintained by Kearny Financial. Kearny Financial's institution competitors in the Company's primary market area include other locally based thrifts and banks, as well as regional, super-regional and money center banks. Table 2.7 lists the Company's largest competitors in the New York MSA currently served by its branches, based on deposit market share as noted parenthetically. The Company's deposit market share and market rank have also been provided in Table 2.7.

Table 2.6
Kearny Financial Corp.
Deposit Summary

| | As of June 30, | | | | | | |
|---|---|---|---|---|---|---|---|
| | 2009 | | | 2013 | | | Deposit |
| | Deposits | Market Share | No. of Branches | Deposits | Market Share | No. of Branches | Growth Rate 2009-2013 |
| | | | (Dollars in Thousands) | | | | (%) |
| *New Jersey* | *$250,063,999* | *100.0%* | *3,348* | *$276,313,267* | *100.0%* | *3,241* | *2.5%* |
| *Commercial Banks* | *169,528,472* | *67.8%* | *2,458* | *207,913,800* | *75.2%* | *2,477* | *5.2%* |
| *Savings Institutions* | *80,535,527* | *32.2%* | *890* | *68,399,467* | *24.8%* | *764* | *-4.0%* |
| *Kearny Financial (1)* | *1,871,755* | *0.7%* | *39* | *2,378,497* | *0.9%* | *40* | *6.2%* |
| **Bergen County** | $37,015,398 | 100.0% | 493 | $41,463,745 | 100.0% | 481 | 2.9% |
| Commercial Banks | 24,938,917 | 67.4% | 372 | 29,158,245 | 70.3% | 360 | 4.0% |
| Savings Institutions | 12,076,481 | 32.6% | 121 | 12,305,500 | 29.7% | 121 | 0.5% |
| Kearny Financial | 719,457 | 1.9% | 9 | 794,948 | 1.9% | 9 | 2.5% |
| **Monmouth County** | $16,963,350 | 100.0% | 278 | $20,078,514 | 100.0% | 281 | 4.3% |
| Commercial Banks | 10,483,827 | 61.8% | 202 | 14,738,954 | 73.4% | 218 | 8.9% |
| Savings Institutions | 6,479,523 | 38.2% | 76 | 5,339,560 | 26.6% | 63 | -4.7% |
| Kearny Financial (1) | 427,781 | 2.5% | 12 | 464,476 | 2.3% | 12 | 2.1% |
| **Hudson County** | $22,013,068 | 100.0% | 192 | $28,602,497 | 100.0% | 173 | 6.8% |
| Commercial Banks | 18,004,484 | 81.8% | 133 | 25,238,491 | 88.2% | 130 | 8.8% |
| Savings Institutions | 4,008,584 | 18.2% | 59 | 3,364,006 | 11.8% | 43 | -4.3% |
| Kearny Financial | 222,234 | 1.0% | 2 | 453,445 | 1.6% | 2 | 19.5% |
| **Ocean County** | $12,700,866 | 100.0% | 195 | $14,577,615 | 100.0% | 192 | 3.5% |
| Commercial Banks | 6,417,626 | 50.5% | 112 | 9,204,660 | 63.1% | 131 | 9.4% |
| Savings Institutions | 6,283,240 | 49.5% | 83 | 5,372,955 | 36.9% | 61 | -3.8% |
| Kearny Financial (1) | 155,833 | 1.2% | 6 | 185,116 | 1.3% | 6 | 4.4% |
| **Morris County** | $15,708,136 | 100.0% | 240 | $22,597,204 | 100.0% | 233 | 9.5% |
| Commercial Banks | 11,148,256 | 71.0% | 187 | 17,952,952 | 79.4% | 192 | 12.7% |
| Savings Institutions | 4,559,880 | 29.0% | 53 | 4,644,252 | 20.6% | 41 | 0.5% |
| Kearny Financial | 82,005 | 0.5% | 2 | 110,084 | 0.5% | 2 | 7.6% |
| **Essex County** | $20,096,172 | 100.0% | 272 | $23,948,094 | 100.0% | 266 | 4.5% |
| Commercial Banks | 12,854,614 | 64.0% | 194 | 13,117,166 | 54.8% | 199 | 0.5% |
| Savings Institutions | 7,241,558 | 36.0% | 78 | 10,830,928 | 45.2% | 67 | 10.6% |
| Kearny Financial | 107,579 | 0.5% | 3 | 138,102 | 0.6% | 3 | 6.4% |
| **Middlesex County** | $21,068,228 | 100.0% | 279 | $25,260,950 | 100.0% | 282 | 4.6% |
| Commercial Banks | 15,869,461 | 75.3% | 194 | 20,611,782 | 81.6% | 212 | 6.8% |
| Savings Institutions | 5,198,767 | 24.7% | 85 | 4,649,168 | 18.4% | 70 | -2.8% |
| Kearny Financial | 88,333 | 0.4% | 3 | 124,670 | 0.5% | 3 | 9.0% |
| **Union County** | $16,415,899 | 100.0% | 218 | $21,115,558 | 100.0% | 209 | 6.5% |
| Commercial Banks | 11,250,331 | 68.5% | 150 | 16,047,694 | 76.0% | 154 | 9.3% |
| Savings Institutions | 5,165,568 | 31.5% | 68 | 5,067,864 | 24.0% | 55 | -0.5% |
| Kearny Financial | 45,742 | 0.3% | 1 | 48,422 | 0.2% | 1 | 1.4% |
| **Passaic County** | $9,866,022 | 100.0% | 158 | $11,007,777 | 100.0% | 150 | 2.8% |
| Commercial Banks | 7,658,607 | 77.6% | 134 | 8,399,458 | 76.3% | 122 | 2.3% |
| Savings Institutions | 2,207,415 | 22.4% | 24 | 2,608,319 | 23.7% | 28 | 4.3% |
| Kearny Financial | 22,791 | 0.2% | 1 | 59,234 | 0.5% | 2 | 27.0% |
| ***New York*** | *$791,022,426* | *100.0%* | *5,415* | *$1,147,892,634* | *100.0%* | *5,382* | *9.8%* |
| *Commercial Banks* | *698,964,783* | *88.4%* | *4,374* | *1,075,748,632* | *93.7%* | *4,435* | *11.4%* |
| *Savings Institutions* | *92,057,643* | *11.6%* | *1,041* | *72,144,002* | *6.3%* | *947* | *-5.9%* |
| *Kearny Financial (2)* | *48,984* | *0.0%* | *1* | *81,311* | *0.0%* | *2* | *13.5%* |
| **Kings County** | $33,785,314 | 100.0% | 344 | $40,791,617 | 100.0% | 363 | 4.8% |
| Commercial Banks | 25,467,956 | 75.4% | 251 | 34,484,119 | 84.5% | 280 | 7.9% |
| Savings Institutions | 8,317,358 | 24.6% | 93 | 6,307,498 | 15.5% | 83 | -6.7% |
| Kearny Financial (2) | 48,984 | 0.1% | 1 | 65,935 | 0.2% | 1 | 7.7% |
| **Richmond County** | $9,398,355 | 100.0% | 105 | $10,266,172 | 100.0% | 111 | 2.2% |
| Commercial Banks | 4,179,372 | 44.5% | 47 | 7,045,808 | 68.6% | 66 | 13.9% |
| Savings Institutions | 5,218,983 | 55.5% | 58 | 3,220,364 | 31.4% | 45 | -11.4% |
| Kearny Financial (2) | 0 | 0.0% | 0 | 15,376 | 0.1% | 1 | NA |

(1) For June 30, 2009 (prior to the acquisition) includes Central Jersey Bank.
(2) For June 30, 2009 and June 30, 2013, represents Atlas Bank's deposits (prior to the recently completed acquisition).

Source: FDIC.

Table 2.7
Kearny Financial Corp.
Market Area Deposit Competitors

| Location | Name | Market Share | Rank |
|---|---|---|---|
| New York MSA | JP Morgan Chase & Co. | 35.97% | |
| | Bank of New York Mellon Corp. | 8.85% | |
| | Bank of America Corp. | 7.82% | |
| | Citigroup Inc. | 6.43% | |
| | HSBC | 5.15% | |
| | Capital One Financial Corp. | 3.92% | |
| | Wells Fargo & Co. | 3.77% | |
| | Toronto-Dominion Bank | 3.76% | |
| | Hudson City Bancorp, Inc. | 1.66% | |
| | New York Community Bancorp | 1.61% | |
| | **Kearny Financial Corp.** | **0.20%** | **37 out of 206** |

Source: SNL Financial LC.

# III. PEER GROUP ANALYSIS

This chapter presents an analysis of Kearny Financial's operations versus a group of comparable savings institutions (the "Peer Group") selected from the universe of all publicly-traded savings institutions in a manner consistent with the regulatory valuation guidelines. The basis of the pro forma market valuation of Kearny Financial is derived from the pricing ratios of the Peer Group institutions, incorporating valuation adjustments for key differences in relation to the Peer Group. Since no Peer Group can be exactly comparable to Kearny Financial, key areas examined for differences are: financial condition; profitability, growth and viability of earnings; asset growth; primary market area; dividends; liquidity of the shares; marketing of the issue; management; and effect of government regulations and regulatory reform.

## Peer Group Selection

The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines. Accordingly, the Peer Group is comprised of only those publicly-traded savings institutions whose common stock is either listed on the NYSE or NASDAQ, since their stock trading activity is regularly reported and generally more frequent than non-publicly traded and closely-held institutions. Institutions that are not listed on the NYSE or NASDAQ are inappropriate, since the trading activity for thinly-traded or closely-held stocks are typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have also excluded from the Peer Group those companies under acquisition or subject to rumored acquisition, mutual holding companies and recent conversions, since their pricing ratios are subject to unusual distortion and/or have limited trading history. A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.

Ideally, the Peer Group, which must have at least 10 members to comply with the regulatory valuation guidelines, should be comprised of locally- or regionally-based institutions with comparable resources, strategies and financial characteristics. There are approximately 116 publicly-traded institutions nationally and, thus, it is typically the case that the Peer Group will be comprised of institutions with relatively comparable characteristics. To the extent that differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to account for the differences. Since Kearny Financial will be a full public company upon completion of the offering, we considered only full public companies to be viable candidates for inclusion in the Peer Group. From the universe of publicly-traded thrifts, we selected eleven institutions with characteristics similar to those of Kearny Financial. In the selection process, we applied three "screens" to the universe of all public companies that were eligible for consideration:

- o Screen #1 Mid-Atlantic institutions with assets between $2.0 billion and $10.0 billion, tangible equity-to-assets ratios of greater than 7.5%, positive core earnings and market capitalizations of at least $275 million. Eight companies met the criteria for Screen #1 and all eight were included in the Peer Group: Dime Community Bancshares of New York, Northfield Bancorp, Inc. of New Jersey, Northwest Bancshares, Inc. of Pennsylvania, OceanFirst Financial Corp. of New Jersey, Oritani Financial Corp. of New Jersey, Provident Financial Services, Inc. of New Jersey, TrustCo Bank Corp. of New York and WSFS Financial Corp. of Delaware. Exhibit III-2 provides financial and public market pricing characteristics of all publicly-traded Mid-Atlantic thrifts.

- o Screen #2 Northeast institutions with assets between $2.0 billion and $10.0 billion, tangible equity-to-assets ratios of greater than 7.5%, positive core earnings and market capitalizations of at least $275 million. Two companies met the criteria for Screen #2 and one was included in the Peer Group: United Financial Bancorp, Inc. of Connecticut. Meridian Bancorp of Massachusetts met the selection criteria, but was excluded from the Peer Group due to its recent conversion status (conversion completed July 2014). Exhibit III-3 provides financial and public market pricing characteristics of all publicly-traded Northeast thrifts.

- o Screen #3 Mid-West institutions with assets between $2.25 billion and $10.0 billion, tangible equity-to-assets ratios of greater than 7.5%, positive core earnings and market capitalizations of at least $275 million. Three companies company met the criteria for Screen #2 and two were included in the Peer Group: Bank Mutual Corporation of Wisconsin and Capitol Federal Financial, Inc. of Kansas. Flagstar Bancorp Inc. of Michigan met the selection criteria, but was excluded from the Peer Group due to its very high level of non-performing assets. As of June 30, 2014, Flagstar Bancorp's held non-performing assets equal to 16.17% of assets. Exhibit III-4 provides financial and public market pricing characteristics of all publicly-traded Mid-West thrifts.

Table 3.1 shows the general characteristics of each of the eleven Peer Group companies and Exhibit III-5 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies. While there are expectedly some differences between the Peer Group companies and Kearny Financial, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments. The following sections present a comparison of Kearny Financial's financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the Peer Group as of the most recent publicly available date. Comparative data for

Table 3.1
Peer Group of Publicly-Traded Thrifts
As of June 30, 2014

| Ticker | Financial Institution | Exchange | City | State | Total Assets ($Mil) | Offices | Fiscal Year End | Conv. Date | As of August 8, 2014 Stock Price ($) | As of August 8, 2014 Market Value ($Mil) |
|---|---|---|---|---|---|---|---|---|---|---|
| BKMU | Bank Mutual Corporation | NASDAQ | Brown Deer | WI | $2,338 | 77 | Dec | 10/30/2003 | $ 6.11 | $ 284.48 |
| CFFN | Capitol Federal Financial, Inc. | NASDAQ | Topeka | KS | 9,031 | 47 | Sep | 12/22/2010 | 11.97 | 1,700.18 |
| DCOM | Dime Community Bancshares, Inc. | NASDAQ | Brooklyn | NY | 4,302 | 25 | Dec | 6/26/1996 | 15.03 | 553.98 |
| NFBK | Northfield Bancorp, Inc. | NASDAQ | Woodbridge | NJ | 2,690 | 30 | Dec | 1/25/2013 | 13.01 | 690.04 |
| NWBI | Northwest Bancshares, Inc. | NASDAQ | Warren | PA | 7,902 | 167 | Dec | 12/18/2009 | 12.33 | 1,170.91 |
| OCFC | OceanFirst Financial Corp. | NASDAQ | Toms River | NJ | 2,329 | 24 | Dec | 7/3/1996 | 16.44 | 281.85 |
| ORIT | Oritani Financial Corp. | NASDAQ | Township of Washington | NJ | 3,140 | 26 | Jun | 6/24/2010 | 14.91 | 678.40 |
| PFS | Provident Financial Services, Inc. | NYSE | Jersey City | NJ | 8,449 | 89 | Dec | 1/16/2003 | 16.87 | 1,094.67 |
| TRST | TrustCo Bank Corp NY | NASDAQ | Glenville | NY | 4,589 | 140 | Dec | NA | 6.66 | 630.54 |
| UBNK | United Financial Bancorp, Inc. | NASDAQ | Glastonbury | CT | 5,159 | 60 | Dec | 3/4/2011 | 12.76 | 673.98 |
| WSFS | WSFS Financial Corporation | NASDAQ | Wilmington | DE | 4,613 | 43 | Dec | 11/26/1986 | 72.86 | 650.20 |

Source: SNL Financial, LC.

all publicly-traded thrifts, publicly-traded New Jersey thrifts and institutions comparable to Kearny Financial that have recently completed a second-step conversion offering have been included in the Chapter III tables as well.

In addition to the selection criteria used to identify the Peer Group companies, a summary description of the key comparable characteristics of each of the Peer Group companies relative to Kearny Financial's characteristics is detailed below.

- Bank Mutual Corporation of Wisconsin. Comparable due to completed second-step conversion in 2003, similar interest-bearing funding composition, similar impact of loan loss provisions on earnings, similar concentration of assets consisting of mortgage-backed securities, similar lending diversification emphasis on multi-family and commercial real estate loans and similar ratio of non-performing assets as a percent of assets.
- Capitol Federal Financial, Inc. of Kansas. Comparable due to completed second-step conversion in 2010, similar size of branch network, relatively high equity-to-assets ratio, similar earnings contribution from sources of non-interest operating income and similar concentration of mortgage-backed securities as a percent of assets.
- Dime Community Bancshares of New York. Comparable due to similar asset size, competes in a large metropolitan market area, similar earnings contribution from sources of non-interest operating income, similar lending diversification into commercial real estate loans as a percent of assets and similar ratio of non-performing assets as a percent of assets.
- Northfield Bancorp, Inc. of New Jersey. Comparable due to completed second-step conversion in January 2013, competes in a large metropolitan market area, relatively high equity-to-assets ratio, similar impact of loan loss provisions on earnings, similar earnings contribution from sources of non-interest operating income, similar ratio of operating expenses as a percent of average assets and similar lending diversification into commercial real estate loans as a percent of assets.
- Northwest Bancshares, Inc. of Pennsylvania. Comparable due to completed second-step conversion in December 2009, similar interest-bearing funding composition and similar lending diversification into commercial real estate loans as a percent of assets.
- OceanFirst Financial Corp. of New Jersey. Comparable due to similar interest-bearing funding composition similar impact of loan loss provisions on earnings and similar lending diversification emphasis on commercial real estate loans as a percent of assets.
- Oritani Financial Corp. of New Jersey. Comparable due to completed second-step conversion in June 2010, competes in a large metropolitan market area, similar asset size, relatively high equity-to-assets ratio, similar earnings contribution from sources of non-interest operating income and similar ratio of non-performing assets as a percent of assets.
- Provident Financial Services of New Jersey. Comparable due to competes in a large metropolitan market area, similar interest-bearing funding composition, similar impact of loan loss provisions on earnings, similar ratio of operating expenses as a percent of assets, similar concentration of 1-4 family permanent mortgage loans as a percent assets and similar concentration of multi-family loans as a percent of assets.

- o TrustCo Bancorp of New York. Comparable due to similar impact of loan loss provisions on earnings and similar ratio of operating expenses as a percent of average assets.
- o United Financial Bancorp, Inc. of Connecticut. Comparable due to similar interest-bearing funding composition, similar impact of loan loss provisions on earnings, similar concentration of 1-4 family permanent mortgage loans as a percent of assets, similar lending diversification into commercial real estate loans as a percent of assets and similar ratio of non-performing assets as a percent of assets.
- o WSFS Financial Corp. of Delaware. Selected due to competes in a large metropolitan market area, similar size of branch network, similar interest-bearing funding composition and similar impact of loan loss provisions on earnings.

In aggregate, the Peer Group companies maintained a similar level of tangible equity as the industry average (12.23% of assets versus 12.80% for all public companies), generated higher earnings as a percent of average assets (0.89% core ROAA versus 0.57% for all public companies) and earned a higher ROE (7.32% core ROE versus 4.61% for all public companies). Overall, the Peer Group's average P/TB ratio and average core P/E multiple were above the respective averages for all publicly-traded thrifts.

| | All Publicly-Traded | Peer Group |
|---|---|---|
| Financial Characteristics (Averages) | | |
| Assets ($Mil) | $2,893 | $4,958 |
| Market capitalization ($Mil) | $403 | $764 |
| Tangible equity/assets (%) | 12.80% | 12.23% |
| Core return on average assets (%) | 0.57 | 0.89 |
| Core return on average equity (%) | 4.61 | 7.32 |
| Pricing Ratios (Averages)(1) | | |
| Core price/earnings (x) | 17.65x | 18.72x |
| Price/tangible book (%) | 115.47% | 132.96% |
| Price/assets (%) | 13.13 | 15.63 |

(1) Based on market prices as of August 8, 2014.

Ideally, the Peer Group companies would be comparable to Kearny Financial in terms of all of the selection criteria, but the universe of publicly-traded thrifts does not provide for an appropriate number of such companies. However, in general, the companies selected for the Peer Group were fairly comparable to Kearny Financial, as will be highlighted in the following comparative analysis. Comparative data for all publicly-traded thrifts, publicly-traded Pennsylvania thrifts and institutions comparable to Kearny Financial that have recently completed a second-step conversion offering have been included in the Chapter III tables as well.

Financial Condition

Table 3.2 shows comparative balance sheet measures for Kearny Financial and the Peer Group, reflecting the expected similarities and some differences given the selection procedures outlined above. The Company's and the Peer Group's ratios reflect balances as of June 30, 2014, unless indicated otherwise for the Peer Group companies. Kearny Financial's equity-to-assets ratio of 14.09% slightly exceeded the Peer Group's average net worth ratio of 13.35%. Accordingly, with the infusion of the net conversion proceeds, the Company's pro forma equity-to-assets ratio will substantially exceed the Peer Group's equity-to-assets ratio. Tangible equity-to-assets ratios for the Company and the Peer Group equaled 10.98% and 12.23%, respectively. The increase in Kearny Financial's pro forma capital position will be favorable from a risk perspective and in terms of future earnings potential that could be realized through leverage and lower funding costs. At the same time, the Company's higher pro forma capitalization will initially depress return on equity. Both Kearny Financial's and the Peer Group's capital ratios reflected capital surpluses with respect to the regulatory capital requirements.

The interest-earning asset compositions for the Company and the Peer Group were somewhat similar, with loans constituting the bulk of interest-earning assets for both Kearny Financial and the Peer Group. The Company's loans-to-assets ratio of 49.26% was lower than the comparable Peer Group ratio of 70.77%. Comparatively, the Company's cash and investments-to-assets ratio of 43.26% was above the comparable Peer Group ratio of 23.45%. Overall, Kearny Financial's interest-earning assets amounted to 92.52% of assets, which was less than the comparable Peer Group ratio of 94.22%. The Peer Group's non-interest earning assets included bank-owned life insurance ("BOLI") equal to 1.95% of assets and goodwill/intangibles equal to 1.12% of assets, while the Company maintained BOLI equal to 2.53% of assets and goodwill/intangibles equal to 3.12% of assets.

Kearny Financial's funding liabilities reflected a funding strategy that was somewhat similar to that of the Peer Group's funding composition. The Company's deposits equaled 70.65% of assets, which was slightly above the Peer Group's ratio of 67.27%. Comparatively, the Company maintained a slightly lower level of borrowings than the Peer Group, as indicated by borrowings-to-assets ratios of 14.59% and 18.10% for Kearny Financial and the Peer Group, respectively. Total interest-bearing liabilities maintained by the Company and the Peer Group, as a percent of assets, equaled 85.24% and 85.37%, respectively.

Table 3.2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of June 30, 2014

| | | Balance Sheet as a Percent of Assets | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Cash & Equivalents | MBS & Invest | BOLI | Net Loans (1) | Deposits | Borrowed Funds | Sub. Debt | Total Equity | Goodwill & Intang | Tangible Equity |
| **Kearny Financial Corp. of NJ** | | | | | | | | | | | |
| June 30, 2014 | | 3.85% | 39.41% | 2.53% | 49.26% | 70.65% | 14.59% | 0.00% | 14.09% | 3.12% | 10.98% |
| **All Public Companies** | | | | | | | | | | | |
| Averages | | 5.18% | 19.53% | 1.84% | 68.02% | 73.68% | 11.33% | 0.39% | 13.37% | 0.68% | 12.80% |
| Medians | | 3.85% | 16.53% | 1.83% | 70.14% | 74.72% | 9.83% | 0.00% | 12.75% | 0.01% | 11.44% |
| **State of NJ** | | | | | | | | | | | |
| Averages | | 2.55% | 25.49% | 2.58% | 67.73% | 70.14% | 13.88% | 0.22% | 15.23% | 0.34% | 14.35% |
| Medians | | 1.57% | 22.80% | 2.37% | 70.12% | 73.22% | 11.77% | 0.00% | 12.89% | 0.00% | 11.07% |
| **Comparable Recent Conversions(2)** | | | | | | | | | | | |
| EBSB Meridian Bancorp, Inc. | MA | 3.22% | 7.94% | 1.40% | 84.55% | 83.84% | 6.04% | 0.00% | 9.29% | 0.51% | 8.78% |
| **Comparable Group** | | | | | | | | | | | |
| Averages | | 3.61% | 19.84% | 1.95% | 70.77% | 67.27% | 17.58% | 0.52% | 13.35% | 1.12% | 12.23% |
| Medians | | 1.60% | 19.63% | 2.07% | 69.19% | 69.09% | 16.79% | 0.00% | 12.65% | 0.62% | 10.22% |
| **Comparable Group** | | | | | | | | | | | |
| BKMU Bank Mutual Corporation | WI | 1.60% | 24.12% | 2.57% | 66.70% | 73.41% | 11.52% | 0.00% | 12.39% | 0.01% | 12.38% |
| CFFN Capitol Federal Financial, Inc. | KS | 0.98% | 28.87% | 0.67% | 67.90% | 51.54% | 30.88% | 0.00% | 16.60% | 0.00% | 16.60% |
| DCOM Dime Community Bancshares, Inc. | NY | 1.34% | 2.29% | 1.32% | 91.95% | 61.68% | 23.67% | 1.64% | 10.43% | 1.29% | 9.13% |
| NFBK Northfield Bancorp, Inc. | NJ | 1.33% | 32.97% | 4.72% | 57.54% | 55.06% | 19.86% | 0.00% | 24.12% | 0.62% | 23.50% |
| NWBI Northwest Bancshares, Inc. | PA | 4.86% | 14.37% | 1.80% | 73.58% | 73.07% | 11.00% | 1.30% | 13.57% | 2.27% | 11.30% |
| OCFC OceanFirst Financial Corp. | NJ | 1.68% | 22.80% | 2.37% | 70.12% | 73.22% | 15.77% | 1.18% | 9.27% | 0.00% | 9.27% |
| ORIT Oritani Financial Corp. | NJ | 0.60% | 14.83% | 2.17% | 79.74% | 50.35% | 30.81% | 0.00% | 16.76% | 0.00% | 16.76% |
| PFS Provident Financial Services, Inc. | NJ | 1.57% | 19.91% | 2.07% | 69.19% | 69.09% | 16.79% | 0.00% | 13.27% | 4.80% | 8.47% |
| TRST TrustCo Bank Corp NY | NY | 13.54% | 19.63% | 0.00% | 64.48% | 87.06% | 3.96% | 0.00% | 8.39% | 0.01% | 8.38% |
| UBNK United Financial Bancorp, Inc. | CT | 1.73% | 19.35% | 2.34% | 71.61% | 77.10% | 9.22% | 0.15% | 12.65% | 2.43% | 10.22% |
| WSFS WSFS Financial Corporation | DE | 10.30% | 19.06% | 1.38% | 65.65% | 68.36% | 19.90% | 1.45% | 9.36% | 0.83% | 8.53% |

| | Balance Sheet Annual Growth Rates | | | | | | | Regulatory Capital | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Assets | MBS, Cash & Investments | Loans | Deposits | Borrows. &Subdebt | Total Equity | Tangible Equity | Tier 1 Leverage | Tier 1 Risk-Based | Risk-Based Capital |
| **Kearny Financial Corp. of NJ** | | | | | | | | | | |
| June 30, 2014 | 11.59% | -1.07% | 28.06% | 4.62% | 78.06% | 5.77% | 7.44% | 10.75% | 19.78% | 20.45% |
| **All Public Companies** | | | | | | | | | | |
| Averages | 7.79% | 1.26% | 12.56% | 6.91% | 15.22% | 10.69% | 7.95% | 12.09% | 20.45% | 21.79% |
| Medians | 4.64% | -3.07% | 9.25% | 2.26% | 3.65% | 2.69% | 2.06% | 11.22% | 17.45% | 19.01% |
| **State of NJ** | | | | | | | | | | |
| Averages | 5.88% | 4.34% | 10.42% | 2.35% | 15.78% | 28.29% | 15.08% | 12.46% | 21.05% | 22.17% |
| Medians | 1.02% | 3.88% | 8.26% | -1.86% | 19.85% | 2.48% | 11.40% | 10.39% | 16.63% | 17.79% |
| **Comparable Recent Conversions(2)** | | | | | | | | | | |
| EBSB Meridian Bancorp, Inc. | 17.70% | -18.67% | 25.93% | 20.54% | 0.40% | 6.52% | 6.93% | 8.24% | 9.05% | 10.23% |
| **Comparable Group** | | | | | | | | | | |
| Averages | 16.12% | 5.45% | 21.04% | 15.76% | 22.62% | 13.28% | 9.44% | 11.67% | 17.11% | 18.12% |
| Medians | 3.28% | -8.82% | 9.26% | 1.74% | 16.05% | 4.36% | 4.42% | 10.85% | 16.29% | 17.55% |
| **Comparable Group** | | | | | | | | | | |
| BKMU Bank Mutual Corporation | -0.80% | -18.53% | 9.26% | -4.54% | 29.80% | 4.36% | 4.42% | 11.22% | 16.88% | 18.13% |
| CFFN Capitol Federal Financial, Inc. | -2.26% | -17.12% | 5.86% | 0.57% | -3.90% | -7.73% | -7.73% | 14.40% | 33.50% | 33.70% |
| DCOM Dime Community Bancshares, Inc. | 8.87% | -8.82% | 10.28% | 1.74% | 34.73% | 9.69% | 11.22% | 9.20% | 12.23% | 12.85% |
| NFBK Northfield Bancorp, Inc. | -0.01% | -22.17% | 18.46% | -3.46% | 29.59% | -9.83% | -10.01% | 18.74% | 24.91% | 26.16% |
| NWBI Northwest Bancshares, Inc. | -0.77% | -14.41% | 3.48% | -0.16% | 1.25% | -4.94% | -6.11% | 10.85% | 16.29% | 17.55% |
| OCFC OceanFirst Financial Corp. | 1.02% | -15.65% | 8.26% | 0.10% | 7.31% | -0.20% | -0.20% | 9.45% | 14.22% | 15.47% |
| ORIT Oritani Financial Corp. | 10.89% | 16.76% | 10.02% | 11.36% | 16.05% | 1.46% | 1.46% | 14.34% | 16.63% | 17.79% |
| PFS Provident Financial Services, Inc. | 16.16% | 9.70% | 18.55% | 11.22% | 46.40% | 13.66% | 13.28% | 9.38% | 10.78% | 11.85% |
| TRST TrustCo Bank Corp NY | 3.28% | -5.82% | 9.00% | 2.53% | 2.94% | 10.44% | 10.46% | 8.21% | 16.57% | 17.83% |
| UBNK United Financial Bancorp, Inc. | 136.33% | 139.51% | 130.45% | 150.85% | 77.70% | 119.75% | 78.22% | 11.77% | 12.70% | 13.31% |
| WSFS WSFS Financial Corporation | 4.64% | -3.47% | 7.82% | 3.24% | 6.95% | 9.37% | 8.80% | 10.82% | 13.53% | 14.68% |

(1) Includes loans held for sale.
(2) Ratios are based on the date of the most recent financial statements disclosed in the offering prospectus.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

A key measure of balance sheet strength for a thrift institution is its IEA/IBL ratio. Presently, the Company's IEA/IBL ratio is slightly lower than the Peer Group's ratio, based on IEA/IBL ratios of 108.54% and 110.37%, respectively. The additional capital realized from stock proceeds should serve to provide Kearny Financial with an IEA/IBL ratio that exceeds the Peer Group's ratio, as the increase in capital provided by the infusion of stock proceeds will serve to lower the level of interest-bearing liabilities funding assets and will be primarily deployed into interest-earning assets.

The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items. Kearny Financial's and the Peer Group's growth rates are based on annual growth for the twelve months ended June 30, 2014 or the most recent twelve month period available for the Peer Group companies. The Peer Group's balance sheet growth rates were impacted by acquisition related growth involving the merger of United Financial Bancorp and Rockville Financial. Likewise, Kearny Financial's growth rates reflect the impact of the Atlas Bank acquisition. Kearny Financial recorded an 11.59% increase in assets, versus asset growth of 16.12% recorded by the Peer Group. Asset growth for Kearny Financial was largely realized through a 28.08% increase in loans, which was in part funded by a 1.07% reduction in cash and investments. Asset growth for the Peer Group was primarily sustained by a 21.04% increase in loans and was supplemented with a 5.45% increase in cash and investments.

The Company's asset growth was funded by a 4.62% increase in deposits and a 78.06% increase in borrowings. Comparatively, asset growth for the Peer Group was funded through deposit growth of 15.76% and a 22.62% increase in borrowings. The Company's tangible capital increased by 7.44%, which was slightly below the Peer Group's tangible growth rate of 9.44%. The Company's post-conversion capital growth rate will initially be constrained by maintenance of a higher pro forma capital position. Additional stock repurchases and implementation of any dividend payments, pursuant to regulatory limitations and guidelines, could also slow the Company's capital growth rate in the longer term following the stock offering.

Income and Expense Components

Table 3.3 displays statements of operations for the Company and the Peer Group. The Company's and the Peer Group's ratios are based on earnings for the twelve months ended June 30, 2014, unless otherwise indicated for the Peer Group companies. Kearny Financial

Table 3.3
Income as Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the 12 Months Ended June 30, 2014

| | | | | Net Interest Income | | | | | Non-Interest Income | | | Non-Op. Items | | | Yields, Costs, and Spreads | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Net Income (%) | Income (%) | Expense (%) | NII (%) | Loss Provis. on IEA (%) | NII After Provis. (%) | Gain on Sale of Loans (%) | Other Non-Int Income (%) | Total Non-Int Expense (%) | Net Gains/ Losses (1) (%) | Extrao. Items (%) | Provision for Taxes (%) | Yield On IEA (%) | Cost Of IBL (%) | Yld-Cost Spread (%) | MEMO: Assets/ FTE Emp. | MEMO: Effective Tax Rate (%) |
| **Kearny Financial Corp. of NJ** | | | | | | | | | | | | | | | | | | | |
| June 30, 2014 | | | 0.31% | 2.92% | 0.67% | 2.25% | 0.10% | 2.15% | 0.00% | 0.21% | 1.94% | 0.02% | 0.00% | 0.13% | 3.17% | 0.85% | 2.32% | $7,941 | 29.27% |
| **All Public Companies** | | | | | | | | | | | | | | | | | | | |
| Averages | | | 0.56% | 3.64% | 0.65% | 3.00% | 0.12% | 2.87% | 0.26% | 0.57% | 2.99% | -0.01% | 0.00% | 0.16% | 3.92% | 0.81% | 3.07% | $5,709 | 28.52% |
| Medians | | | 0.58% | 3.61% | 0.64% | 3.04% | 0.08% | 2.94% | 0.04% | 0.47% | 2.81% | 0.00% | 0.00% | 0.23% | 3.89% | 0.81% | 3.10% | $5,022 | 32.55% |
| **State of NJ** | | | | | | | | | | | | | | | | | | | |
| Averages | | | 0.54% | 3.48% | 0.66% | 2.82% | 0.21% | 2.61% | 0.02% | 0.32% | 2.12% | -0.01% | 0.00% | 0.29% | 3.78% | 0.81% | 3.05% | $7,981 | 34.45% |
| Medians | | | 0.59% | 3.44% | 0.67% | 2.88% | 0.09% | 2.72% | 0.00% | 0.23% | 2.08% | 0.00% | 0.00% | 0.35% | 3.76% | 0.78% | 3.09% | $6,451 | 34.35% |
| **Comparable Recent Conversions(2)** | | | | | | | | | | | | | | | | | | | |
| EBSB | Meridian Bancorp, Inc. | PA | 0.62% | 3.81% | 0.81% | 3.00% | 0.26% | 2.74% | 0.02% | 0.37% | 2.58% | 0.39% | 0.00% | 0.32% | 4.08% | 1.00% | 3.08% | $6,386 | 34.34% |
| **Comparable Group** | | | | | | | | | | | | | | | | | | | |
| Averages | | | 0.84% | 3.61% | 0.65% | 2.97% | 0.09% | 2.88% | 0.03% | 0.60% | 2.13% | -0.08% | 0.00% | 0.44% | 3.88% | 0.84% | 3.04% | $8,165 | 37.06% |
| Medians | | | 0.82% | 3.46% | 0.50% | 3.08% | 0.07% | 2.95% | 0.01% | 0.53% | 2.04% | 0.00% | 0.00% | 0.43% | 3.81% | 0.67% | 3.19% | $6,579 | 34.40% |
| **Comparable Group** | | | | | | | | | | | | | | | | | | | |
| BKMU | Bank Mutual Corporation | WI | 0.51% | 3.39% | 0.46% | 2.94% | 0.10% | 2.84% | 0.09% | 0.86% | 2.96% | 0.00% | 0.00% | 0.32% | 3.77% | 0.58% | 3.19% | $3,428 | 38.33% |
| CFFN | Capitol Federal Financial, Inc. | KS | 0.81% | 3.16% | 1.19% | 1.97% | 0.01% | 1.97% | 0.00% | 0.24% | 1.01% | 0.00% | 0.00% | 0.40% | 3.24% | 1.46% | 1.78% | $13,271 | 32.96% |
| DCOM | Dime Community Bancshares, Inc. | NY | 1.01% | 4.14% | 1.14% | 3.00% | -0.02% | 3.02% | 0.00% | 0.19% | 1.51% | 0.02% | 0.00% | 0.70% | 4.35% | 1.36% | 2.99% | $11,291 | 41.02% |
| NFBK | Northfield Bancorp, Inc. | NJ | 0.77% | 3.37% | 0.57% | 2.80% | 0.06% | 2.75% | 0.00% | 0.34% | 1.86% | 0.00% | 0.00% | 0.45% | 3.64% | 0.92% | 2.72% | $8,807 | 36.92% |
| NWBI | Northwest Bancshares, Inc. | PA | 0.82% | 3.86% | 0.74% | 3.12% | 0.27% | 2.85% | 0.00% | 0.64% | 2.67% | 0.11% | 0.00% | 0.31% | 4.25% | 0.97% | 3.28% | $3,891 | 27.34% |
| OCFC | OceanFirst Financial Corp. | NJ | 0.73% | 3.48% | 0.33% | 3.15% | 0.07% | 3.07% | 0.04% | 0.73% | 2.52% | -0.20% | 0.00% | 0.38% | 3.64% | 0.42% | 3.22% | $6,387 | 34.40% |
| ORIT | Oritani Financial Corp. | NJ | 1.40% | 4.38% | 1.06% | 3.32% | 0.02% | 3.29% | 0.00% | 0.18% | 1.35% | 0.00% | 0.00% | 0.73% | 4.62% | 1.33% | 3.29% | $15,268 | 34.35% |
| PFS | Provident Financial Services, Inc. | NJ | 0.89% | 3.46% | 0.50% | 2.96% | 0.07% | 2.89% | 0.01% | 0.53% | 2.04% | -0.05% | 0.00% | 0.45% | 3.81% | 0.67% | 3.14% | $8,572 | 33.51% |
| TRST | TrustCo Bank Corp NY | NY | 0.97% | 3.41% | 0.33% | 3.08% | 0.13% | 2.95% | 0.01% | 0.60% | 1.82% | 0.04% | 0.00% | 0.59% | 3.48% | 0.40% | 3.08% | $6,453 | 37.98% |
| UBNK | United Financial Bancorp, Inc. | CT | 0.06% | 3.65% | 0.44% | 3.21% | 0.14% | 3.07% | 0.14% | 0.47% | 2.62% | -0.88% | 0.00% | 0.12% | 3.95% | 0.66% | 3.29% | $6,579 | 65.42% |
| WSFS | WSFS Financial Corporation | DE | 1.25% | 3.42% | 0.34% | 3.08% | 0.13% | 2.95% | 0.09% | 1.59% | 3.03% | 0.09% | 0.00% | 0.43% | 3.97% | 0.46% | 3.51% | $5,873 | 25.46% |

(1) Net gains/losses includes gain/loss on sale of securities and nonrecurring income and expense.
(2) Ratios are based on the date of the most recent financial statements disclosed in the offering prospectus.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

and the Peer Group reported net income to average assets ratios of 0.31% and 0.84%, respectively. Higher levels of net interest income and non-interest operating income accounted for the Peer Group's higher return, which was slightly offset by the Company's lower level of operating expenses.

The Peer Group's higher net interest income ratio was primarily realized through maintenance of a higher interest income ratio, as interest expense ratios were similar for the Company and the Peer Group. The Peer Group's higher interest income ratio was supported by maintaining a higher overall yield earned on interest-earning assets (3.88% versus 3.17% for the Company) and a higher concentration of assets maintained in interest-earning assets. The Company's and the Peer Group's similar interest expense ratios were indicative of their similar cost of funds (0.85% for the Company versus 0.84% for the Peer Group), as well as the Company's and the Peer Group's similar levels of interest-bearing liabilities as a percent of assets. Overall, Kearny Financial and the Peer Group reported net interest income to average assets ratios of 2.25% and 2.97%, respectively.

In another key area of core earnings strength, the Company maintained a lower level of operating expenses than the Peer Group. For the period covered in Table 3.3, the Company and the Peer Group reported operating expense to average assets ratios of 1.94% and 2.13%, respectively. The Company's lower operating expense ratio was viewed to be in part attributable to an interest-earning asset composition that consisted of a higher concentration of cash and investments and a lower concentration of loans relative to the Peer Group's interest-earning asset composition. Additionally, the Company's less significant diversification into areas that generate sources of non-interest operating income would tend to support a lower level of operating expenses. At the same time, the Company's lower operating expense ratio was achieved despite maintaining a comparatively higher number of employees maintained relative to its asset size. Assets per full time equivalent employee equaled $7.941 million for the Company, versus $8.165 million for the Peer Group.

When viewed together, net interest income and operating expenses provide considerable insight into a thrift's earnings strength, since those sources of income and expenses are typically the most prominent components of earnings and are generally more predictable than losses and gains realized from the sale of assets or other non-recurring activities. In this regard, as measured by their expense coverage ratios (net interest income divided by operating expenses), the Company's earnings were less favorable than the Peer

Group's. Expense coverage ratios for Kearny Financial and the Peer Group equaled 1.16x and 1.39x, respectively.

Sources of non-interest operating income provided a larger contribution to the Peer Group's earnings, with such income amounting to 0.21% and 0.63% of Kearny Financial's and the Peer Group's average assets, respectively. Taking non-interest operating income into account in comparing the Company's and the Peer Group's earnings, Kearny Financial's efficiency ratio (operating expenses as a percent of the sum of non-interest operating income and net interest income) of 78.86% was less favorable than the Peer Group's efficiency ratio of 59.17%.

Loan loss provisions had a similar impact on the Company's and the Peer Group's earnings, with loan loss provisions established by the Company and the Peer Group equaling 0.10% and 0.09% of average assets, respectively.

Net non-operating gains amounted to 0.02% of average assets for the Company, while the Peer Group's earnings reflected a net non-operating loss equal to 0.08% of average assets. Typically, gains and losses generated from the sale of assets and other non-operating activities are viewed as earnings with a relatively high degree of volatility, particularly to the extent that such gains and losses result from the sale of investments or other assets that are not considered to be part of an institution's core operations. Extraordinary items were not a factor in either the Company's or the Peer Group's earnings.

Taxes had a larger impact on the Peer Group's earnings, as the Company and the Peer Group posted effective tax rates of 29.27% and 37.06%, respectively. As indicated in the prospectus, the Company's effective marginal tax rate is equal to 35.0%.

Loan Composition

Table 3.4 presents data related to the Company's and the Peer Group's loan portfolio compositions (including the investment in mortgage-backed securities). The Company's loan portfolio composition reflected a lower concentration of 1-4 family permanent mortgage loans and mortgage-backed securities as compared to the Peer Group (37.42% of assets versus 39.66% for the Peer Group), as the Company's higher concentration of mortgage-backed securities was more than offset by the Peer Group's higher concentration of 1-4 family permanent mortgage loans. Loans serviced for others equaled 0.68% and 6.71% of the Company's and the Peer Group's assets, respectively, thereby indicating that loan servicing

Table 3.4
Loan Portfolio Composition and Related Information
Comparable Institution Analysis
As of June 30, 2014

| | | | Portfolio Composition as a Percent of Assets | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | MBS (%) | 1-4 Family (%) | Constr. & Land (%) | Multi-Family (%) | Comm RE (%) | Commerc. Business (%) | Consumer (%) | RWA/ Assets (%) | Serviced For Others ($000) | Servicing Assets ($000) |
| Kearny Financial Corp. of NJ | | | | | | | | | | | | |
| June 30, 2014 | | | 20.88% | 16.54% | 0.21% | 12.28% | 15.74% | 1.92% | 2.96% | 52.68% | $23,767 | $284 |
| All Public Companies | | | | | | | | | | | | |
| Averages | | | 12.91% | 28.23% | 2.86% | 7.33% | 17.20% | 4.30% | 5.31% | 66.43% | $2,158,147 | $15,535 |
| Medians | | | 11.02% | 26.24% | 1.91% | 2.56% | 17.12% | 3.22% | 4.73% | 66.77% | $74,862 | $402 |
| State of NJ | | | | | | | | | | | | |
| Averages | | | 14.19% | 28.21% | 2.14% | 9.84% | 20.11% | 2.60% | 3.71% | 65.51% | $125,038 | $612 |
| Medians | | | 12.58% | 27.66% | 2.21% | 2.59% | 17.61% | 2.54% | 3.75% | 70.85% | $865 | $2 |
| Comparable Recent Conversions(1) | | | | | | | | | | | | |
| EBSB | Meridian Bancorp, Inc. | MA | 0.50% | 16.93% | 7.78% | 10.74% | 38.49% | 9.21% | 2.30% | 89.82% | $163,385 | $716 |
| Comparable Group | | | | | | | | | | | | |
| Averages | | | 14.14% | 25.52% | 1.90% | 15.11% | 17.28% | 3.61% | 4.77% | 67.51% | $332,801 | $1,833 |
| Medians | | | 13.23% | 21.56% | 1.18% | 2.58% | 14.73% | 2.79% | 4.95% | 71.03% | $205,373 | $741 |
| Comparable Group | | | | | | | | | | | | |
| BKMU | Bank Mutual Corporation | WI | 23.54% | 25.07% | 5.99% | 12.24% | 10.66% | 8.48% | 4.95% | 65.92% | $1,112,812 | $8,213 |
| CFFN | Capitol Federal Financial, Inc. | KS | 21.08% | 65.28% | 0.60% | 0.11% | 0.52% | 0.00% | 1.48% | 42.93% | $205,373 | $741 |
| DCOM | Dime Community Bancshares, Inc. | NY | 0.67% | 1.46% | 0.00% | 73.52% | 17.12% | 0.00% | 0.31% | 72.95% | $5,996 | $415 |
| NFBK | Northfield Bancorp, Inc. | NJ | 30.67% | 5.66% | 0.57% | 32.96% | 14.49% | 1.45% | 1.53% | 72.59% | $0 | $0 |
| NWBI | Northwest Bancshares, Inc. | PA | 7.41% | 38.44% | 2.41% | 2.17% | 14.73% | 4.43% | 11.68% | 65.64% | $794,623 | $1,360 |
| OCFC | OceanFirst Financial Corp. | NJ | 14.13% | 37.77% | 3.14% | 0.94% | 20.73% | 2.79% | 5.50% | 65.91% | $786,094 | $3,772 |
| ORIT | Oritani Financial Corp. | NJ | 12.94% | 4.79% | 1.10% | 28.06% | 42.39% | 0.35% | 0.47% | 85.30% | $4,503 | $0 |
| PFS | Provident Financial Services, Inc. | NJ | 12.23% | 18.59% | 2.33% | 11.11% | 22.46% | 4.83% | 3.84% | 71.03% | $207,976 | $1,120 |
| TRST | TrustCo Bank Corp NY | NY | 13.23% | 52.12% | 1.12% | 0.63% | 2.23% | 0.66% | 8.72% | 48.66% | $0 | $0 |
| UBNK | United Financial Bancorp, Inc. | CT | 4.15% | 21.56% | 1.18% | 2.58% | 12.88% | 4.42% | 6.58% | 73.03% | $414,882 | $4,084 |
| WSFS | WSFS Financial Corporation | DE | 15.53% | 10.00% | 2.45% | 1.88% | 31.92% | 12.34% | 7.41% | 78.61% | $128,550 | $459 |

(1) Ratios are based on the date of the most recent financial statements disclosed in the offering prospectus.

Source: SNL Financial LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

income had a larger impact on the Peer Group's earnings. Loan servicing intangibles constituted a relatively small balance sheet item for both the Company and the Peer Group.

Diversification into higher risk and higher yielding types of lending was more significant for the Peer Group. The Peer Group's loan portfolio composition reflected slightly higher concentrations of commercial real estate loans (17.28% of assets versus 15.74% of assets for the Company), multi-family loans (15.11% of assets versus 12.28% of assets for the Company), construction/land loans (1.90% of assets versus 0.21% of assets for the Company), commercial business loans (3.61% of assets versus 1.92 of assets for the Company) and consumer loans (4.77% of assets versus 2.96% of assets for the Company). In total, construction/land, commercial real estate, multi-family, commercial business and consumer loans comprised 33.11% and 42.67% of the Company's and the Peer Group's assets, respectively. Overall, the Company's asset composition provided for a lower risk weighted assets-to-assets ratio of 52.68% compared to 67.51% for the Peer Group.

Interest Rate Risk

Table 3.5 reflects various key ratios highlighting the relative interest rate risk exposure of the Company versus the Peer Group. In terms of balance sheet composition, Kearny Financial's interest rate risk characteristics implied greater interest rate risk exposure relative to the comparable measures for the Peer Group. Most notably, the Company's tangible equity-to-assets ratio and IEA/IBL ratio were slightly below the respective Peer Group ratios. Likewise, a greater degree of balance sheet interest rate risk exposure was implied by the Company's higher ratio of non-interest earning assets as a percent of assets. On a pro forma basis, the infusion of stock proceeds should serve to strengthen the Company's balance sheet interest rate risk characteristics, given the increases that will be realized in Company's tangible equity-to-assets and IEA/IBL ratios.

To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for Kearny Financial and the Peer Group. In general, the comparative fluctuations in the Company's and the Peer Group's net interest income ratios implied that the interest rate risk associated with their respective net interest margins was fairly similar, based on the interest rate environment that prevailed during the period covered in Table 3.5. The stability of the Company's net interest margin should be enhanced by the infusion of stock proceeds, as interest rate sensitive

Table 3.5
Interest Rate Risk Measures and Net Interest Income Volatility
Comparable Institution Analysis
As of June 30, 2014

| | | Balance Sheet Measures | | | Quarterly Change in Net Interest Income (change in net interest income is annualized in basis points) | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | Tangible Equity/ Assets (%) | IEA/ IBL (%) | Non-Earn. Assets/ Assets (%) | 6/30/2014 | 3/31/2014 | 12/31/2013 | 9/30/2013 | 6/30/2013 | 3/31/2013 |
| **Kearny Financial Corp. of NJ** | | | | | | | | | | |
| June 30, 2014 | | 11.0% | 108.5% | 7.5% | -3 | -4 | -1 | -4 | 7 | 6 |
| All Public Companies | | 12.9% | 108.6% | 7.3% | 2 | -2 | 5 | 1 | -2 | -7 |
| State of NJ | | 15.1% | 113.5% | 4.3% | -5 | -2 | 3 | 4 | -2 | -4 |
| Comparable Recent Conversions(1) | | | | | | | | | | |
| EBSB Meridian Bancorp, Inc. | MA | 8.8% | 106.5% | 4.3% | -3 | -3 | -7 | 4 | -13 | 6 |
| Comparable Group | | | | | | | | | | |
| Average | | 12.3% | 110.6% | 5.8% | 4 | -3 | -1 | 1 | -1 | -6 |
| Median | | 10.5% | 108.7% | 5.2% | 2 | -3 | -1 | 2 | 0 | -4 |
| Comparable Group | | | | | | | | | | |
| BKMU Bank Mutual Corporation | WI | 12.4% | 108.8% | 7.6% | 3 | 1 | 7 | 14 | 2 | 11 |
| CFFN Capitol Federal Financial, Inc. | KS | 16.6% | 118.6% | 2.3% | 2 | 9 | 2 | 0 | 0 | -4 |
| DCOM Dime Community Bancshares, Inc. | NY | 9.3% | 109.9% | 4.4% | -8 | -16 | -10 | -19 | 9 | -23 |
| NFBK Northfield Bancorp, Inc. | NJ | 23.6% | 122.6% | 8.2% | -8 | 8 | -13 | 15 | 6 | -11 |
| NWBI Northwest Bancshares, Inc. | PA | 11.6% | 108.7% | 7.2% | 8 | -7 | -1 | -2 | -6 | -9 |
| OCFC OceanFirst Financial Corp. | NJ | 9.3% | 105.1% | 5.2% | -1 | 0 | 16 | -1 | 5 | -13 |
| ORIT Oritani Financial Corp. | NJ | 16.8% | 117.3% | 4.8% | -19 | -12 | -8 | 10 | -22 | 12 |
| PFS Provident Financial Services, Inc. | NJ | 8.9% | 105.6% | 9.3% | -2 | -2 | -1 | 2 | -3 | 0 |
| TRST TrustCo Bank Corp NY | NY | 8.4% | 107.3% | 2.3% | 4 | -3 | 3 | 4 | -7 | -3 |
| UBNK United Financial Bancorp, Inc. | CT | 10.5% | 107.2% | 7.3% | 61 | -9 | -8 | -14 | 2 | -25 |
| WSFS WSFS Financial Corporation | DE | 8.6% | 105.9% | 5.0% | 7 | -7 | 8 | 9 | 0 | 3 |

(1) Ratios are based on the date of the most recent financial statements disclosed in the offering prospectus.

Source: SNL Financial LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

liabilities will be funding a lower portion of Kearny Financial's assets and the proceeds will be substantially deployed into interest-earning assets.

Credit Risk

Overall, based on a comparison of credit risk measures, the Company's implied credit risk exposure was viewed to be fairly similar to the Peer Group's credit risk exposure. As shown in Table 3.6, the Company's ratios for non-performing/assets and non-performing loans/loans equaled 0.77% and 1.45%, respectively, versus comparable measures of 1.23% and 1.56% for the Peer Group. The Company's and Peer Group's loss reserves as a percent of non-performing loans equaled 48.95% and 85.11%, respectively. Loss reserves maintained as percent of loans receivable equaled 0.71% for the Company, versus 1.09% for the Peer Group. Net loan charge-offs were a similar factor for the Company and the Peer Group, as net loan charge-offs for the Company and the Peer Group equaled 0.11% of loans and 0.13% of loans, respectively.

Summary

Based on the above analysis, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of the Company. Such general characteristics as asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

Table 3.6
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of June 30, 2014

| | | | REO/ Assets (%) | NPAs & 90+Del/ Assets (1) (%) | NPLs/ Loans (1) (%) | Rsrves/ Loans HFI (%) | Rsrves/ NPLs (1) (%) | Rsrves/ NPAs & 90+Del (1) (%) | Net Loan Chargeoffs (2) ($000) | NLCs/ Loans (%) |
|---|---|---|---|---|---|---|---|---|---|---|
| **Kearny Financial Corp. of NJ** | | | | | | | | | | |
| June 30, 2014 | | | 0.05% | 0.77% | 1.45% | 0.71% | 48.95% | 46.00% | $1,890 | 0.11% |
| All Public Companies | | | | | | | | | | |
| Averages | | | 0.36% | 2.28% | 2.68% | 1.29% | 81.20% | 66.11% | $4,014 | 0.26% |
| Medians | | | 0.19% | 1.75% | 2.00% | 1.20% | 64.13% | 50.70% | $650 | 0.13% |
| State of NJ | | | | | | | | | | |
| Averages | | | 0.39% | 3.63% | 4.53% | 1.13% | 58.25% | 37.01% | $3,122 | 0.38% |
| Medians | | | 0.10% | 2.95% | 3.20% | 1.24% | 49.20% | 30.49% | $2,063 | 0.14% |
| Comparable Recent Conversions(3) | | | | | | | | | | |
| EBSB | Meridian Bancorp, Inc. | PA | 0.05% | 1.75% | 1.99% | 1.11% | 55.54% | 53.90% | $1,639 | 0.07% |
| Comparable Group | | | | | | | | | | |
| Averages | | | 0.12% | 1.23% | 1.56% | 1.09% | 85.11% | 70.46% | $4,685 | 0.13% |
| Medians | | | 0.10% | 1.09% | 1.49% | 1.24% | 73.86% | 63.57% | $1,966 | 0.13% |
| Comparable Group | | | | | | | | | | |
| BKMU | Bank Mutual Corporation | WI | 0.26% | 0.83% | 0.83% | 1.44% | 173.10% | 118.07% | $1,966 | 0.13% |
| CFFN | Capitol Federal Financial, Inc. | KS | 0.04% | 0.34% | 0.45% | 0.15% | 32.94% | 29.44% | $639 | 0.01% |
| DCOM | Dime Community Bancshares, Inc. | NY | 0.02% | 0.57% | 0.53% | 0.49% | 93.17% | 79.82% | $205 | 0.01% |
| NFBK | Northfield Bancorp, Inc. | NJ | 0.02% | 1.54% | 2.55% | 1.67% | 65.54% | 63.57% | $2,057 | 0.14% |
| NWBI | Northwest Bancshares, Inc. | PA | 0.19% | 1.92% | 2.32% | 1.21% | 52.30% | 47.07% | $22,874 | 0.40% |
| OCFC | OceanFirst Financial Corp. | NJ | 0.21% | 2.95% | 3.85% | 1.27% | 32.87% | 30.49% | $1,589 | 0.10% |
| ORIT | Oritani Financial Corp. | NJ | 0.12% | 0.69% | 0.71% | 1.24% | 174.72% | 143.90% | $680 | 0.03% |
| PFS | Provident Financial Services, Inc. | NJ | 0.08% | 1.51% | 2.05% | 1.08% | 52.81% | 49.92% | $8,030 | 0.15% |
| TRST | TrustCo Bank Corp NY | NY | 0.18% | 1.26% | 1.65% | 1.56% | 94.61% | 81.06% | $6,654 | 0.23% |
| UBNK | United Financial Bancorp, Inc. | CT | 0.06% | 0.84% | 0.78% | 0.58% | 73.86% | 49.42% | $784 | 0.04% |
| WSFS | WSFS Financial Corporation | DE | 0.10% | 1.09% | 1.49% | 1.35% | 90.27% | 82.28% | $6,055 | 0.21% |

(1) Includes TDRs for the Company and the Peer Group.
(2) Net loan chargeoffs are shown on a last twelve month basis.
(3) Ratios are based on the date of the most recent financial statements disclosed in the offering prospectus.

Source: SNL Financial, LC and RP® Financial, LC. calculations. The information provided in this table has been obrained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

# IV. VALUATION ANALYSIS

## Introduction

This chapter presents the valuation analysis and methodology, prepared pursuant to the regulatory valuation guidelines, and valuation adjustments and assumptions used to determine the estimated pro forma market value of the common stock to be issued in conjunction with the Company's conversion transaction.

## Appraisal Guidelines

The regulatory written appraisal guidelines required by the FRB, the OCC, the FDIC and state banking agencies specify the market value methodology for estimating the pro forma market value of an institution pursuant to a mutual-to-stock conversion. Pursuant to this methodology: (1) a peer group of comparable publicly-traded institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences. In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

## RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes "fundamental analysis" techniques. Additionally, the valuation incorporates a "technical analysis" of recently completed stock conversions, particularly second-step conversions, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a particular stock on a given day.

The pro forma market value determined herein is a preliminary value for the Company's to-be-issued stock. Throughout the conversion process, RP Financial will: (1) review changes in Kearny Financial's operations and financial condition; (2) monitor Kearny Financial's operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks and Kearny Financial's stock specifically; and (4) monitor pending conversion offerings, particularly second-step conversions (including those in the offering phase). If, during the conversion process, material changes occur, RP Financial will determine if updated valuation reports should be prepared to reflect such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Company and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including Kearny Financial's value, or Kearny Financial's value alone. To the extent a change in factors impacting the Company's value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into the analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Company and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Company relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of the Company coming to market at this time.

1. Financial Condition

The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Company's and the Peer Group's financial strengths are noted as follows:

- Overall A/L Composition. In comparison to the Peer Group, the Company's interest-earning asset composition showed a higher concentration of cash and investments and a lower concentration of loans. Diversification into higher risk and higher yielding types of loans was more significant for the Peer Group and the Peer Group also maintained a higher concentration of 1-4 family loans. Overall, in comparison to the Peer Group, the Company's interest-earning asset composition provided for a lower yield earned on interest-earning assets and a lower risk weighted assets-to-assets ratio. Kearny Financial's funding composition reflected slightly higher and lower levels of deposits and borrowings, respectively, which translated into similar cost of funds for the Company and the Peer Group. Overall, as a percent of assets, the Company maintained a lower level of interest-earning assets and a similar level of interest-bearing liabilities compared to the Peer Group's ratios, which resulted in a lower IEA/IBL ratio for the Company. After factoring in the impact of the net stock proceeds, the Company's IEA/IBL ratio should exceed the Peer Group's IEA/IBL ratio. On balance, RP Financial concluded that asset/liability composition was a neutral factor in our adjustment for financial condition.
- Credit Quality. The Company's ratios for non-performing assets as a percent of assets and non-performing loans as a percent of loans were slightly lower to the comparable ratios for the Peer Group. Loss reserves as a percent of non-performing loans and as a percent of loans were lower for the Company. Net loan charge-offs as a percent of loans were similar for the Company and the Peer Group. The Company's risk weighted assets-to-assets ratio was lower than the Peer Group's ratio, which was consistent with the Company's lower concentration of assets maintained in loans. Overall, RP Financial concluded that credit quality was a slightly positive factor in our adjustment for financial condition.
- Balance Sheet Liquidity. The Company operated with a higher level of cash and investment securities relative to the Peer Group (43.26% of assets versus 23.45% for the Peer Group). Following the infusion of stock proceeds, the Company's cash and investments ratio is expected to increase as the proceeds retained at the holding company level will be initially deployed into cash and investments. The Company was viewed as having slightly greater future borrowing capacity relative to the Peer Group, based on the slightly lower level of borrowings currently funding the Company's assets. Overall, RP Financial concluded that balance sheet liquidity was a slightly positive factor in our adjustment for financial condition.
- Funding Liabilities. The Company's interest-bearing funding composition reflected a slightly higher concentration of deposits and a slightly lower concentration of borrowings relative to the comparable Peer Group ratios, which translated into a similar cost of funds for the Company and the Peer Group. Total interest-bearing liabilities as a percent of assets were approximately the same for the Company and the Peer Group. Following the stock offering, the increase in the Company's capital

position will reduce the level of interest-bearing liabilities funding the Company's assets. Overall, RP Financial concluded that funding liabilities were a neutral factor in our adjustment for financial condition.

- Capital. The Company currently operates with a slightly lower tangible equity-to-assets ratio than the Peer Group. Following the stock offering, Kearny Financial's pro forma tangible capital position will be well above the Peer Group's tangible equity-to-assets ratio. The Company's higher pro forma capital position implies greater leverage capacity, lower dependence on interest-bearing liabilities to fund assets and a greater capacity to absorb unanticipated losses. At the same time, the Company's more significant capital surplus will make it difficult to achieve a competitive ROE. On balance, RP Financial concluded that capital strength was a slightly positive factor in our adjustment for financial condition.

On balance, Kearny Financial's balance sheet strength was considered to be more favorable than the Peer Group's balance sheet strength and, thus, a slight upward adjustment was applied for the Company's financial condition.

2. Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution's earnings stream and the prospects and ability to generate future earnings heavily influence the multiple that the investment community will pay for earnings. The major factors considered in the valuation are described below.

- Reported Earnings. The Company's reported earnings were lower than the Peer Group's on a ROAA basis (0.31% of average assets versus 0.84% for the Peer Group), as the Peer Group maintained earnings advantages with respect to net interest income and non-interest operating income, which were slightly offset by the Company's lower level of operating expenses. Reinvestment of stock proceeds into interest-earning assets will serve to increase the Company's earnings, with the benefit of reinvesting proceeds expected to be somewhat offset by implementation of additional stock benefit plans in connection with the second-step offering. Overall, the Company's pro forma reported earnings were considered to be less favorable than the Peer Group's earnings and, thus, RP Financial concluded that this was a moderately negative factor in our adjustment for profitability, growth and viability of earnings.

- Core Earnings. Net interest income, operating expenses, non-interest operating income and loan loss provisions were reviewed in assessing the relative strengths and weaknesses of the Company's and the Peer Group's core earnings. The Company operated with a lower net interest income ratio, a lower operating expense ratio and a lower level of non-interest operating income. The Company's ratios for net interest income and operating expenses resulted in a lower expense coverage ratio in comparison to the Peer Group's ratio (equal to 1.16x versus 1.39X for the Peer Group). Similarly, the Company's efficiency ratio of 78.86% was less favorable than the Peer Group's efficiency ratio of 59.17%. Loan loans provisions had a similar impact on the Company's and the Peer Group's earnings. Overall, these measures, as well as the expected earnings benefits the Company should realize from the redeployment of stock proceeds into interest-earning assets and leveraging of post-conversion capital, which will be somewhat negated by expenses associated with the stock benefit plans, indicate that the Company's pro forma core earnings will remain less favorable than the Peer Group's earnings on a ROAA basis. Therefore, RP Financial concluded that this was a moderately negative factor in our adjustment for profitability, growth and viability of earnings.

- Interest Rate Risk. Quarterly changes in the Company's and the Peer Group's net interest income to average assets ratios indicated a similar degree of volatility was associated with their respective net interest margins. Measures of balance sheet interest rate risk, such as capital, IEA/IBL and non-interest earning asset ratios implied a greater degree of interest rate risk exposure was associated with the Company's balance sheet. On a pro forma basis, the infusion of stock proceeds can be expected to provide the Company with equity-to-assets and IEA/ILB ratios that will likely exceed the Peer Group ratios, as well as enhance the stability of the Company's net interest margin through the reinvestment of stock proceeds into interest-earning assets. On balance, RP Financial concluded that interest rate risk was a slightly positive factor in our adjustment for profitability, growth and viability of earnings.

- Credit Risk. Loan loss provisions were a comparable factor in the Company's and the Peer Group's earnings (0.10% of average assets versus 0.09% of average assets for the Peer Group). In terms of future exposure to credit quality related losses, lending diversification into higher risk types of loans was more significant for the Peer Group. The Company's credit quality measures generally implied a slightly lower degree of credit risk exposure relative to the comparable credit quality measures indicated for the Peer Group. Overall, RP Financial concluded that credit risk was a slightly positive factor in our adjustment for profitability, growth and viability of earnings.

- Earnings Growth Potential. Several factors were considered in assessing earnings growth potential. First, the Company maintained a lower interest rate spread than the Peer Group, which would tend to continue to provide for a lower net interest income ratio for the Company going forward based on the current prevailing interest rate environment. Second, the infusion of stock proceeds will provide the Company with more significant growth potential through leverage than currently maintained by the Peer Group. Third, the Peer Group's higher ratio of non-interest operating income and the Company's lower operating expense ratio were viewed as respective advantages to sustain earnings growth during periods when net interest margins come under pressure as the result of adverse changes in interest rates. Overall, earnings growth potential was considered to be a slightly negative factor in our adjustment for profitability, growth and viability of earnings.

- Return on Equity. Currently, the Company's core ROE is lower than the Peer Group's core ROE. As the result of the significant increase in capital that will be realized from the infusion of net stock proceeds into the Company's equity, the Company's pro forma return equity on a core earnings basis will remain lower than the Peer Group's core ROE. Accordingly, this was a moderately negative factor in the adjustment for profitability, growth and viability of earnings.

On balance, Kearny Financial's pro forma earnings strength was considered to be less favorable than the Peer Group's and, thus, a moderate downward adjustment was applied for profitability, growth and viability of earnings.

3. Asset Growth

Comparative twelve-month asset growth rates for the Company and the Peer Group showed an 11.59% increase in the Company's assets, versus a 16.12% increase in the Peer Group's assets. Asset growth for the Company was mostly attributable to loan growth, which included loan growth realized from the acquisition of Atlas Bank. Similarly, asset growth for the Peer Group was supported by acquisition related growth by one of the Peer Group companies and consisted primarily of loan growth. Overall, the Company's and the Peer Group's asset growth trends would be viewed to be fairly similar in terms of supporting future earnings growth. On a pro forma basis, the Company's tangible equity-to-assets ratio will exceed the Peer Group's tangible equity-to-assets ratio, indicating greater leverage capacity for the Company. On balance, a slight upward adjustment was applied for asset growth.

4. Primary Market Area

The general condition of an institution's market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. Kearny Financial's primary market area is the New York MSA, particularly the central and northern New Jersey markets. The Company's market area is comprised of a mix of suburban and urban markets with varied demographic characteristics in terms of growth and affluence. Operating in a densely populated market area provides the Company with growth opportunities, but such growth must be achieved in a highly competitive market environment for providers of financial services. The May 2014 unemployment rate for the New York MSA was slightly above and slightly below the respective comparable unemployment rates for the U.S. and New Jersey.

On average, the Peer Group companies generally operate in markets with similar populations compared to the primary market area counties served by the Company's branch network. Population growth rates for the primary market area counties served by the Peer Group companies were fairly consistent with the population growth rate for the New York MSA. The New York MSA has a higher per capita income compared to the Peer Group's average and median per capita income measures, while per capita income measures for the Company's primary market area counties were varied and included some counties with lower per capita income relative to the Peer Group's average and median per capita income measures. The average deposit market share maintained by the Peer Group companies was well above the Company's market share of deposits in Hudson County, while the Peer Group's median deposit market shares was only slightly above the Company's deposit market share in Hudson County. Overall, the degree of competition faced by the Peer Group companies was viewed to be less than faced by Kearny Financial, while the growth potential in the markets served by the Peer Group companies was for the most part viewed to be similar to the Company's primary market area. Summary demographic and deposit market share data for the Company and the Peer Group companies is provided in Exhibit III-5. As shown in Table 4.1, May 2014 unemployment rates for the markets served by the Peer Group companies were, on average, slightly below the May 2014 unemployment rate for the New York MSA and somewhat below the May 2014 unemployment rate for Hudson County. On balance, we concluded that no adjustment was appropriate for the Company's market area.

Table 4.1
Market Area Unemployment Rates
Kearny Financial and the Peer Group Companies (1)

| | County | May 2014 Unemployment |
|---|---|---|
| Kearny Financial - NJ | Hudson | 7.5% |
| | New York MSA | 6.6% |
| Peer Group Average | | 6.3% |
| Bank Mutual Corporation - WI | Milwaukee | 7.0% |
| Capitol Federal Financial - KS | Shawnee | 4.9% |
| Dime Community Bancshares - NY | Kings | 8.3% |
| Northfield Bancorp, Inc. - NJ | Middlesex | 6.2% |
| Northwest Bancshares - PA | Warren | 4.9% |
| OceanFirst Financial Corp. - NJ | Ocean | 6.7% |
| Oritani Financial Corp. - NJ | Bergen | 5.7% |
| Provident Financial Services - NJ | Hudson | 7.5% |
| TrustCo Bank Corp. - NY | Schenectady | 5.4% |
| United Financial Bancorp - CT | Hartford | 7.2% |
| WSFS Financial Corp. - DE | New Castle | 5.9% |

(1) Unemployment rates are not seasonally adjusted
Source: SNL Financial

5. Dividends

The Company currently does not pay a dividend. Following the second-step offering, Kearny Financial has indicated its intention to pay a quarterly cash dividend of $0.02 per share for an annual cash dividend of $0.08 per share, which is equal to a 0.8% yield based on the $10.00 per share IPO price. However, future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

All eleven of the Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 0.66% to 4.69%. The average dividend yield on the stocks of the Peer Group institutions was 3.10% as of August 8, 2014. Comparatively, as of August 8, 2014, the average dividend yield on the stocks of all fully-converted publicly-traded thrifts equaled 1.89% The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

The Company's indicated dividend policy provides for a lower yield compared to the Peer Group's average dividend yield, while the Company's implied payout ratio was below and above the Peer Group's respective average and median payout ratios. At the same time, the Company's tangible equity-assets ratio, which will be at levels exceeding the Peer Group's ratio across the conversion offering range, will provide Kearny Financial the capacity to pay a dividend comparable to the Peer Group's average dividend yield. On balance, we concluded that no adjustment was warranted for this factor.

6. Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets. Ten of the Peer Group companies trade on the NASDAQ Global Select Market and Provident Financial Services trades on the New York Stock Exchange. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies ranged from $282 million to $1.7 billion as of August 8, 2014, with average and median market values of $764 million and $674 million, respectively. The shares issued and outstanding of the Peer Group companies ranged from 8.9 million to 142.0 million, with average and median shares outstanding of 59.8 million and 52.8 million, respectively. The Company's second-step stock offering is expected to provide for a pro forma market value and shares outstanding that will be in the upper end of the Peer Group's ranges for market values and shares outstanding. Consistent with all but one of the Peer Group companies, the Company's stock will also be quoted on the NASDAQ Global Select Market following the stock offering. Overall, we anticipate that the Company's stock will have a comparable trading market as the Peer Group companies on average and, therefore, concluded no adjustment was necessary for this factor.

7. Marketing of the Issue

We believe that four separate markets exist for thrift stocks, including those coming to market such as Kearny Financial's stock: (A) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (B) the new issue market in which converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a fully-converted company; (C) the acquisition market for thrift franchises based in New Jersey; and (D) the market for the public stock of Kearny Financial. All of these markets were considered in the valuation of the Company's to-be-issued stock.

A. The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays various stock price indices for thrifts.

In terms of assessing general stock market conditions, the performance of the overall stock market has generally shown an upward trend in recent quarters. Stocks retreated at the start of 2014, as profit taking and a disappointing employment report for December weighed on the broader stock market. Mixed fourth quarter earnings reports translated into an up and down stock market in mid-January. Concerns about weakening economies in emerging market countries precipitated a global stock market selloff heading into the second half of January, as the DJIA posted five consecutive losses. News that the Federal Reserve voted again to scale back its monthly bond buying program by another $10 billion, despite recent turmoil in emerging markets and soft jobs data, added to the selloff to close out January. A significant decline in January manufacturing activity drove stocks sharply lower at the start of February. Stocks rebounded heading into mid-February, as disappointing job growth reflected in the January employment report and congressional testimony by the new Federal Reserve Chairwoman eased investor concerns that the Federal Reserve would not continue on its current course of easy monetary policies. The release of minutes from the Federal Reserve's previous meeting, which indicated that some Federal Reserve officials were considering raising interest rates sooner than expected, pressured stocks lower heading into the second half of February. Despite data showing a softening economy, stocks traded higher to close out February. Stocks declined sharply on the first day of trading in March as the Ukraine crisis sparked a global selloff, which was followed by a rebound in the stock market to close out the first week of March as the threat of the Ukraine crisis escalating diminished and the February employment report showed better-than-expected job growth. Data showing that China's economy weakened sharply during the first two months of 2014 and rising tensions in Ukraine contributed to stocks trading lower into mid-March. The broader stock market traded unevenly in the second half of March, as investors reacted to mixed reports on the economy and comments from the Federal Reserve Chairwoman signaling that the Federal Reserve could begin raising interest rates earlier than expected. New assurances from the Federal Reserve Chairwoman on the Federal Reserve's plan to keep rates low until the job market returned to normal health and remarks from China's premier that the Chinese government was ready to take steps to support China's economy helped to lift stocks at the close of March.

Stocks edged higher at the start of the second quarter of 2014, which was followed by a downturn as investors reacted to March employment data in which the unemployment rate was unchanged from February and job growth was slightly below expectations. Led by advances in technology shares, the broader stock market traded higher for the first time in four sessions at the start of the first quarter earnings season. Stocks retreated heading into mid-April, with once high-flying biotechnology and Internet companies leading the decline. A strong retail sales report for March helped stocks to rebound in mid-April, with technology stocks leading the market higher. Investor confidence was also bolstered by reassurances from the Federal Reserve Chairwoman on maintaining her stance for keeping interest rates low. A rebound in technology stocks and a series of deals in the healthcare sector helped to extend gains in the broader stock market heading into late-April. The DJIA closed at a record high at the end of April, as a number of positive first quarter earnings reports helped to offset investors' worries about tensions in Ukraine and slowing growth in China. Stocks traded unevenly during the first three weeks of May, as investors reacted to mixed data on the economy and gravitated towards lower risk investments. The release of minutes from the Federal Reserve's April policy meeting, which suggested that Federal Reserve officials were in no hurry to raise interest rates, and better-than-expected new home sales for April contributed to gains in the broader stock market heading into the last week of May. Stocks closed out May on an upswing, despite a downward revision to first quarter GDP growth to a negative annual growth rate of 1.0%. Favorable reports for May manufacturing and service activity, along with a May jobs report that generally met expectations, supported a continuation of a positive trend in the broader stock market during the first week of June. Instability in Iraq and a spike in oil prices weighed on stocks heading into mid-June. Stocks rebounded at the conclusion of the Federal Reserve's policy meeting in mid-June, as the Federal Reserve indicated that it planned to maintain its current policy of keeping its target interest rate near zero and reduce its monthly purchases of long-term bonds from $45 billion to $35 billion. Optimism about the U.S. economy and the Federal Reserve's commitment to keep interest rates low spurred the DJIA and the S&P 500 to record highs heading into late-June. Followings six consecutive sessions of closing higher, the broader stock market closed out the second quarter with mixed results.

Better-than-expected job growth reflected in June employment report contributed to stock market gains in early-July, with the DJIA moving to a first time close above 17000. The DJIA retreated back under 17000 following the record close, as caution prevailed ahead of the second quarter earnings season. Some better-than-expected earnings reports coming out of the banking and technology sectors helped to propel the DJIA to record highs in mid-July. Global tensions in Ukraine and the Middle East pressured stocks lower heading into late-July. Stocks tumbled lower at the end of July, as worries about the global economy, including Europe's prolonged economic slump and Argentina defaulting on its debt, translated into a broad-based selloff. In the first full trading week of August, weaker–than-expected job growth reflected in the July employment report and ongoing geopolitical concerns pushed the DJIA to its lowest close since late-April which was followed by the DJIA rebounding on the last trading day of the week. On August 8, 2014, the DJIA closed at 16553.93, an increase of 7.3% from one year ago and a decrease of 0.1% year-to-date, and the NASDAQ closed at 4370.90, an increase of 19.4% from one year ago and an increase of 4.7% year-to-date. The Standard & Poor's 500 Index closed at 1931.59 on August 8, 2014, an increase of 14.2% from one year ago and an increase of 4.5% year-to-date.

Thrift stocks slightly underperformed the broader stock market over the past few quarters. Shares of thrift issues traded down at the start of 2014, as the 10-year Treasury yield approached 3.0% in early-January. Thrift stocks were also hurt by the disappointing employment report for December and then traded in a narrow range in mid-January, as investors reacted to mixed fourth quarter earnings reports coming out the banking sector at the start of the fourth quarter earnings season. Financial shares participated in the selloff experienced in the broader stock market during the second half of January and the first trading day of February. Janet Yellen's debut congressional testimony as Federal Reserve Chairwoman helped to spark a rally in thrift stocks heading into mid-February, as she indicated that there were no plans to change course from the Federal Reserve's current monetary policies. Thrift issues generally followed trends in the broader stock market in late-February and at the start of March, rallying at the end of February and then selling off at the start of March. Lessening concerns about Ukraine, financial sector merger activity and rising home prices boosted thrift shares following the March 1 selloff. The mid-March global selloff sparked by news of a slowdown in China's economy impacted thrift shares as well, which was followed by an upward movement in shares in connection some favorable economic data including a pick-up in industrial production. Mixed signals from the Federal Reserve regarding the end of its quantitative easing program and a decline in February pending home sales were factors that pressured thrift stocks lower in late-March. Thrift stocks traded up at the end of the first quarter, as comments by the Federal Reserve Chairwoman that the Federal Reserve would continue to support the economic recovery were well received in the broader stock market.

Consistent with the broader stock market, thrift stocks traded lower in early-April 2014 with the release of the March employment report. A disappointing first quarter earnings report posted by J.P. Morgan, along with a selloff in the broader stock market, pressured financial shares lower heading into mid-April. Led by Citigroup's better-than-expected first quarter earnings report, financial shares participated in the broader stock market rally going in the second half of April. News that Bank of America would suspend its stock buyback program and a planned increase in its quarterly dividend pressured financial shares lower in late-April. Thrift shares traded in a narrow range during early-May and then bounced higher, as the Federal Reserve Chairwoman reiterated the Federal Reserve's stance to keep short-term interest rates near zero for the foreseeable future. Fresh concerns over the pace of economic growth and weakness in the housing sector pulled financial shares lower in mid-May.

Indications that the Federal Reserve was planning to stay the course on keeping interest rates low and a favorable report on new home sales for April boosted thrift shares heading into the last week of May. After trading in a narrow range at the end of May, some favorable economic reports supported gains in thrift shares during the first week of June. Thrift shares showed little movement heading into mid-June and then bounced higher at the conclusion of the Federal Reserve's mid-June policy meeting, in which the Federal Reserve lowered its forecast for economic growth this year and indicated that interest rates were not expected to rise until 2015. Consistent with the broader stock market, thrift stocks traded in a narrow range at the close of the second quarter.

The favorable employment report for June boosted thrift stocks, along with the broader stock market, at the start of the third quarter of 2014. Financial shares eased lower ahead of the second quarter earnings season. Mixed second earnings reports coming out of the banking sector provided for a narrow trading range for thrift shares through mid-July. Thrift stocks faltered along with stocks in general heading into the second half of July, as investors moved to safe haven investments on reports of a Malaysian airliner being shot down and Israel's invasion of Gaza. Merger activity in the banking sector helped to lift thrift stocks heading into late-July. Thrift shares traded lower to close out July and at the start of August, as concerns that an improving U.S. economy could prompt the Federal Reserve to raise rates sooner than expected weighed on interest rate sensitive issues. In the first full week trading in August, thrift shares stabilized and then rebounded along with the broader stock market to close out the week. On August 8, 2014, the SNL Index for all publicly-traded thrifts closed at 703.2, an increase of 5.8% from one year ago and a decrease of 0.5% year-to-date.

B. The New Issue Market

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Company's pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value whereas in the current market for existing thrifts the P/B ratio may reflect a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

As shown in Table 4.2, two standard conversions and two second-step conversions have been completed during the past three months. The second-step conversion offerings are considered to be more relevant for Kearny Financial's pro forma pricing. Investors Bancorp's second-step offering was closed slightly below the maximum of its offering range and Meridian Bancorp's second-step offering closed slightly above the maximum of its offering range. The average closing pro forma price/tangible book ratio of the two recent second-step conversion offerings equaled 105.6%. On average, the two recent second-step conversion offerings had price appreciation of 5.3% after their first week of trading. As of August 8, 2014, the two recent second-step conversion offerings showed an average price increase of 5.1% from their respective IPO prices.

Shown in Table 4.3 are the current pricing ratios for the four fully-converted offerings completed during the past three months and trade on NASDAQ. The current average P/TB ratio of the NASDAQ traded, fully-converted recent conversions equaled 97.56%, based on closing stock prices as of August 8, 2014.

C. <u>The Acquisition Market</u>

Also considered in the valuation was the potential impact on Kearny Financial's stock price of recently completed and pending acquisitions of thrift institutions operating in New Jersey. As shown in Exhibit IV-4, there were five acquisitions of thrifts headquartered in New Jersey completed from the beginning of 2010 through August 8, 2014 and there is currently one acquisition pending for a thrift based in New Jersey. The recent acquisition activity involving regional financial institutions may imply a certain degree of acquisition speculation for the Company's stock. To the extent that acquisition speculation may impact the Company's offering, we have largely taken this into account in selecting companies for the Peer Group which operate in markets that have experienced some degree of acquisition activity as well and, thus, are subject to the same type of acquisition speculation that may influence Kearny Financial's stock. However, since converting thrifts are subject to a three-year regulatory

## Table 4.2
## Pricing Characteristics and After-Market Trends
## Conversions Completed in the Last Three Months

| Institutional Information | | | Pre-Conversion Data: Financial Info | | Pre-Conversion Data: Asset Quality | | Offering Information: Excluding Foundation | | | | Contribution to Char. Found. | | Insider Purchases: % Off Incl. Fdn.+Merger Shares: Benefit Plans | | | | | Pro Forma Data: Pricing Ratios(2)(5) | | | Pro Forma Data: Financial Charac. | | | | Post-IPO Pricing Trends: Closing Price | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Institution | Conversion Date | Ticker | Assets ($Mil) | Equity/ Assets (%) | NPAs/ Assets (%) | Res. Cov. (%) | Gross Proc. ($Mil.) | % Offer (%) | % of Mid. (%) | Exp./ Proc. (%) | Form | % of Public Off. Excl. Fdn. (%) | ESOP (%) | Recog Plans (%) | Stk Option (%) | Mgmt.& Dirs. (%)(1) | Initial Div. Yield (%) | P/TB (%) | Core P/E (x) | P/A (%) | Core ROA (%) | TE/A (%) | Core ROE (%) | IPO Price ($) | First Trading Day ($) | % Chge (%) | After First Week(3) ($) | % Chge (%) | After First Month(4) ($) | % Chge (%) | Thru 8/8/14 ($) | % Chge (%) |
| ***Standard Conversions*** | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | |
| Blue Hills Bancorp, Inc. - MA* | 7/22/14 | BHBK-NASDAQ | $ 1,500 | 10.30% | 0.26% | 268% | $ 277.7 | 100% | 132% | 1.4% | C/S | $57K/2.4% | 8.0% | 4.0% | 10.0% | 0.7% | 0.00% | 74.5% | NM | 15.3% | 0.0% | 22.1% | -0.1% | $10.00 | $12.38 | 23.8% | $12.17 | 21.7% | $12.35 | 23.5% | $12.35 | 23.5% |
| Sunshine Bancorp, Inc. - FL* | 7/15/14 | SBCP-NASDAQ | $ 201 | 13.20% | 2.43% | 49% | $ 42.3 | 100% | 132% | 3.3% | N.A. | N.A. | 8.0% | 4.0% | 10.0% | 4.5% | 0.00% | 67.8% | NM | 17.8% | 0.0% | 26.3% | 0.1% | $10.00 | $12.03 | 20.3% | $11.90 | 19.0% | $11.86 | 18.6% | $11.86 | 18.6% |
| **Averages - Standard Conversions:** | | | **$ 850** | **11.75%** | **1.36%** | **158%** | **$ 160.0** | **100%** | **132%** | **2.3%** | **N.A.** | **N.A.** | **8.0%** | **4.0%** | **10.0%** | **2.6%** | **0.00%** | **71.1%** | **NM** | **17.1%** | **0.0%** | **24.2%** | **0.0%** | **$10.00** | **$12.21** | **22.1%** | **$12.04** | **20.4%** | **$12.11** | **21.1%** | **$12.11** | **21.1%** |
| **Medians - Standard Conversions:** | | | **$ 850** | **11.75%** | **1.36%** | **158%** | **$ 160.0** | **100%** | **132%** | **2.3%** | **N.A.** | **N.A.** | **8.0%** | **4.0%** | **10.0%** | **2.6%** | **0.00%** | **71.1%** | **NM** | **17.1%** | **0.0%** | **24.2%** | **0.0%** | **$10.00** | **$12.21** | **22.1%** | **$12.04** | **20.4%** | **$12.11** | **21.1%** | **$12.11** | **21.1%** |
| ***Second Step Conversions*** | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | | |
| Meridian Bancorp, Inc. - MA* | 7/29/14 | EBSB-NASDAQ | $ 2,798 | 9.20% | 1.54% | 60% | $ 325.0 | 59% | 118% | 2.1% | N.A. | N.A. | 5.0% | 4.0% | 10.0% | 0.6% | 0.00% | 102.7% | 48.5 | 17.7% | 0.4% | 17.3% | 2.1% | $10.00 | $10.60 | 6.0% | $10.55 | 5.5% | $10.63 | 6.3% | $10.63 | 6.3% |
| Investors Bancorp, Inc. - NJ* | 5/8/14 | ISBC-NASDAQ | $ 16,437 | 8.56% | 0.95% | 124% | $ 2,195.8 | 61% | 110% | 2.1% | C/S | $10M/0.5% | 3.0% | 4.0% | 10.0% | 0.1% | 0.78% | 108.4% | 31.0 | 19.4% | 0.6% | 18.0% | 3.4% | $10.00 | $10.42 | 4.2% | $10.40 | 4.0% | $10.92 | 9.2% | $10.38 | 3.8% |
| **Averages - Second Step Conversions:** | | | **$ 9,617** | **8.88%** | **1.25%** | **92%** | **$ 1,260.4** | **60%** | **114%** | **2.1%** | **N.A.** | **N.A.** | **4.0%** | **4.0%** | **10.0%** | **0.4%** | **0.39%** | **105.6%** | **39.8x** | **18.6%** | **0.5%** | **17.7%** | **2.7%** | **$10.00** | **$10.51** | **5.1%** | **$10.53** | **5.3%** | **$10.78** | **7.8%** | **$10.51** | **5.1%** |
| **Medians - Second Step Conversions:** | | | **$ 9,617** | **8.88%** | **1.25%** | **92%** | **$ 1,260.4** | **60%** | **114%** | **2.1%** | **N.A.** | **N.A.** | **4.0%** | **4.0%** | **10.0%** | **0.4%** | **0.39%** | **105.6%** | **39.8x** | **18.6%** | **0.5%** | **17.7%** | **2.7%** | **$10.00** | **$10.51** | **5.1%** | **$10.53** | **5.3%** | **$10.78** | **7.8%** | **$10.51** | **5.1%** |
| **Averages - All Conversions:** | | | **$ 5,234** | **10.32%** | **1.30%** | **125%** | **$ 710.2** | **80%** | **123%** | **2.2%** | **N.A.** | **N.A.** | **6.0%** | **4.0%** | **10.0%** | **1.5%** | **0.20%** | **88.3%** | **39.8x** | **17.8%** | **0.3%** | **21.0%** | **1.4%** | **$10.00** | **$11.36** | **13.6%** | **$11.28** | **12.8%** | **$11.44** | **14.4%** | **$11.31** | **13.1%** |
| **Medians - All Conversions:** | | | **$ 2,149** | **9.75%** | **1.25%** | **92%** | **$ 301.4** | **81%** | **125%** | **2.1%** | **N.A.** | **N.A.** | **6.5%** | **4.0%** | **10.0%** | **0.6%** | **0.00%** | **88.6%** | **39.8x** | **17.8%** | **0.2%** | **20.1%** | **1.1%** | **$10.00** | **$11.32** | **13.2%** | **$11.28** | **12.8%** | **$11.39** | **13.9%** | **$11.25** | **12.5%** |

Note: * - Appraisal performed by RP Financial; BOLD = RP Fin. Did the business plan, "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) As a percent of MHC offering for MHC transactions
(2) Does not take into account the adoption of SOP 93-6
(3) Latest price if offering is less than one week old
(4) Latest price if offering is more than one week but less than one month old
(5) Mutual holding company pro forma data on full conversion basis.
(6) Simultaneously completed acquisition of another financial institution
(7) Simultaneously converted to a commercial bank charter
(8) Former credit union

August 8, 2014

Table 4.3
Market Pricing Comparatives
Prices As of August 8, 2014

| | Market Capitalization | | Per Share Data | | Pricing Ratios(3) | | | | | Dividends(4) | | | Financial Characteristics(6) | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Core | Book | | | | | | | | | | | | | Reported | | Core | |
| Financial Institution | Price/ Share(1) ($) | Market Value ($Mil) | 12 Month EPS(2) ($) | Value/ Share ($) | P/E (x) | P/B (%) | P/A (%) | P/TB (%) | P/Core (x) | Amount/ Share ($) | Yield (%) | Payout Ratio(5) (%) | Total Assets ($Mil) | Equity/ Assets (%) | Tang Eq/ Assets (%) | NPAs/ Assets (%) | ROA (%) | ROE (%) | ROA (%) | ROE (%) |
| All Non-MHC Public Companies | $16.11 | $402.94 | $0.87 | $15.46 | 17.73x | 107.44% | 13.13% | 115.47% | 17.65x | $0.30 | 1.89% | 54.24% | $2,893 | 13.24% | 12.72% | 2.23% | 0.57% | 4.56% | 0.57% | 4.61% |
| Converted Last 3 Months (no MHC) | $11.31 | $1,175.52 | $0.14 | $12.13 | 32.98x | 95.28% | 20.37% | 97.56% | 39.62x | $0.04 | 0.39% | 7.27% | $5,631 | 21.74% | 21.37% | 1.28% | 0.32% | 2.49% | 0.27% | 2.27% |
| Converted Last 3 Months (no MHC) | | | | | | | | | | | | | | | | | | | | |
| ISBC Investors Bancorp Inc of NJ | $10.38 | $3,718.84 | $0.36 | $9.82 | 30.53x | 105.68% | 21.30% | 108.59% | 28.63x | $0.16 | 1.54% | 29.07% | $17,457 | 20.16% | 19.72% | 0.85% | 0.69% | 6.69% | 0.73% | 7.02% |
| SBCP Sunshine Bancorp Inc of FL | $11.86 | $50.19 | $0.01 | $14.76 | NM | 80.35% | 21.15% | 80.35% | NM | $0.00 | 0.00% | 0.00% | $237 | 26.32% | 26.32% | 2.43% | 0.02% | 0.08% | 0.02% | 0.08% |
| BHBK Blue Hills Bancorp Inc. of MA | $12.35 | $351.57 | ($0.01) | $13.94 | NM | 88.59% | 20.18% | 92.03% | NM | $0.00 | 0.00% | 0.00% | $1,742 | 22.79% | 22.12% | 0.28% | 0.03% | 0.15% | -0.02% | -0.10% |
| EBSB Meridian Bancorp, Inc. of MA | $10.63 | $581.48 | $0.21 | $9.98 | 35.43x | 106.51% | 18.84% | 109.25% | 50.62x | $0.00 | 0.00% | 0.00% | $3,087 | 17.69% | 17.33% | 1.54% | 0.54% | 3.05% | 0.37% | 2.07% |

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

moratorium from being acquired, acquisition speculation in Kearny Financial's stock would tend to be less compared to the stocks of the Peer Group companies.

D. Trading in Kearny Financial's Stock

Since Kearny Financial's minority stock currently trades under the symbol "KRNY" on the NASDAQ, RP Financial also considered the recent trading activity in the valuation analysis. Kearny Financial had a total of 67,267,865 shares issued and outstanding at June 30, 2014, of which 15,307,528 shares were held by public shareholders and traded as public securities. As of August 8, 2014, the 52 week trading range of the Company's stock was $9.19 to $15.55 per share and its closing price on August 8, 2014 was $15.37 per share. There are significant differences between the Company's minority stock (currently being traded) and the conversion stock that will be issued by the Company. Such differences include different liquidity characteristics, a different return on equity for the conversion stock and the stock is currently traded based on speculation of a range of exchange ratios. Since the pro forma impact has not been publicly disseminated to date, it is appropriate to discount the current trading level. As the pro forma impact is made known publicly, the trading level will become more informative.

* * * * * * * * * * *

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for second-step conversions, the acquisition market, and recent trading activity in the Company's minority stock. Taking these factors and trends into account, RP Financial concluded that no adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8. Management

The Company's management team appears to have experience and expertise in all of the key areas of the Company's operations. Exhibit IV-5 provides summary resumes of the Company's Board of Directors and senior management. The financial characteristics of the Company suggest that the Board and senior management have been effective in implementing an operating strategy that can be well managed by the Company's present organizational structure. The Company currently does not have any senior management positions that are vacant. Similarly, the returns, equity positions and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9. Effect of Government Regulation and Regulatory Reform

As a fully-converted regulated institution, Kearny Financial will operate in substantially the same regulatory environment as the Peer Group members -- all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects the Bank's pro forma regulatory capital ratios. On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Company's pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

| Key Valuation Parameters: | Valuation Adjustment |
|---|---|
| Financial Condition | Slight Upward |
| Profitability, Growth and Viability of Earnings | Moderate Downward |
| Asset Growth | Slight Upward |
| Primary Market Area | No Adjustment |
| Dividends | No Adjustment |
| Liquidity of the Shares | No Adjustment |
| Marketing of the Issue | No Adjustment |
| Management | No Adjustment |
| Effect of Govt. Regulations and Regulatory Reform | No Adjustment |

Valuation Approaches

In applying the accepted valuation methodology promulgated by the FRB, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing the Company's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in the Company's prospectus for reinvestment rate, effective tax rate, stock benefit plan assumptions and expenses, and cash and stock contribution to the Foundation (summarized in Exhibits IV-7 and IV-8). In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group and recent conversion offerings.

RP Financial's valuation placed an emphasis on the following:

- P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock and we have given it significant weight among the valuation approaches. Given certain similarities between the Company's and the Peer Group's earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, recognizing that (1) the earnings multiples will be evaluated on a pro forma basis for the Company; and (2) the Peer Group on average has had the opportunity to realize the benefit of reinvesting and leveraging their offering proceeds, we also gave weight to the other valuation approaches.

- P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of an initial public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a valuable indicator of pro forma value, taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or "P/TB"), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

- P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community's willingness to pay market multiples for earnings or book value when ROE is expected to be low.

- Trading of KRNY stock. Converting institutions generally do not have stock outstanding. Kearny Financial, however, has public shares outstanding due to the mutual holding company form of ownership and first-step minority stock offering. Since Kearny Financial is currently traded on the NASDAQ, it is an indicator of investor interest in the Company's conversion stock and therefore received some weight in our valuation. Based on the August 8, 2014 closing stock price of $15.37 per share and the 67,267,865 shares of Kearny Financial stock outstanding, the Company's implied market value of $1.034 billion was considered in the valuation process. However, since the conversion stock will have different characteristics than the minority shares, and since pro forma information has not been publicly disseminated to date, the current trading price of Kearny Financial's stock was somewhat discounted herein but will become more important towards the closing of the offering.

The Company has adopted "Employers' Accounting for Employee Stock Ownership Plans" ("ASC 718-40"), which causes earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of ASC 718-40 in the valuation.

In preparing the pro forma pricing analysis we have taken into account the pro forma impact of the MHC's net assets (i.e., unconsolidated equity) that will be consolidated with the Company and thus will slightly increase equity. At June 30, 2014, the MHC had net assets of $278,000, which has been added to the Company's June 30, 2014 equity to reflect the consolidation of the MHC into the Company's operations. Exhibit IV-9 shows that after accounting for the impact of the MHC's net assets, the public shareholders' ownership interest was reduced by approximately 0.01%. Accordingly, for purposes of the Company's pro forma valuation, the public shareholders' ownership interest was reduced from 22.76% to 22.75% and the MHC's ownership interest was increased from 77.24% to 77.25%.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above and the dilutive impact of the stock contribution to the Foundation, RP Financial concluded that as of August 8, 2014, the aggregate pro forma market value of Kearny Financial's conversion stock equaled $943,503,710 at the midpoint, equal to 94,350,371 shares at $10.00 per share. The $10.00 per share price was determined by the Kearny Financial Board. The midpoint and resulting valuation range is based on the sale of a 77.25% ownership interest to the public, which provides for a $725,000,000 public offering at the midpoint value.

1. Price-to-Earnings ("P/E"). The application of the P/E valuation method requires calculating the Company's pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds.

The Company's reported earnings equaled $10.188 million for the twelve months ended June 30, 2014. In deriving Kearny Financial's core earnings, the adjustments made to reported earnings were to eliminate gains on the sale of investment securities equal to $1.517 million, loss on sale of real estate owned equal to $441,000 and merger related expenses equal to $391,000. As shown below, assuming an effective marginal tax rate of 35.0% for the earnings adjustments, the Company's core earnings were estimated to equal $9.743 million for the twelve months ended June 30, 2014.

| | Amount ($000) |
|---|---|
| Net income | $10,188 |
| Deduct: Net gain in sale of investment securities(1) | (986) |
| Add back: Loss on sale of real estate owned(1) | 287 |
| Add back: Merger related expenses(1) | 254 |
| Core earnings estimate | $9,743 |

(1) Tax effected at 35.0%

Based on the Company's reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Company's pro forma reported and core P/E multiples at the $943.5 million midpoint value equaled 83.13x and 86.52x, respectively, indicating premiums of 349.11% and 362.18% relative to the Peer Group's average reported and core earnings multiples of 18.51x and 18.72x, respectively (see Table 4.4). In comparison to the Peer Group's median reported and core earnings multiples of 16.32x and 15.87x, respectively, the Company's pro forma reported and core P/E multiples at the midpoint value indicated premiums of 409.38% and 445.18%, respectively. The Company's pro forma P/E ratios based on reported earnings at the minimum and the maximum equaled 71.95x and 93.94x, respectively, and based on core earnings at the minimum and the maximum equaled 74.94x and 97.70x, respectively.

2. Price-to-Book ("P/B"). The application of the P/B valuation method requires calculating the Company's pro forma market value by applying a valuation P/B ratio, as derived from the Peer Group's P/B ratio, to the Company's pro forma book value. Based on the $943.5 million midpoint valuation, the Company's pro forma P/B and P/TB ratios equaled 82.78% and 91.58%, respectively. In comparison to the average P/B and P/TB ratios for the Peer Group of

Table 4.4
Public Market Pricing Versus Peer Group
Kearny Financial Corp. and the Comparables
As of August 8, 2014

| | | | Market Capitalization | | Per Share Data | | Pricing Ratios(2) | | | | | Dividends(3) | | | Financial Characteristics(5) | | | | Reported | | Core | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Price/ Share ($) | Market Value ($Mil) | Core 12 Month EPS(1) ($) | Book Value/ Share ($) | P/E (x) | P/B (%) | P/A (%) | P/TB (%) | P/Core (x) | Amount/ Share ($) | Yield (%) | Payout Ratio(4) (%) | Total Assets ($Mil) | Equity/ Assets (%) | Tang. Eq./ T. Assets (%) | NPAs/ Assets (%) | ROAA (%) | ROAE (%) | ROAA (%) | ROAE (%) | Exchange Ratio (X) | 2nd Step Proceeds ($Mil) |
| Kearny Financial Corp. of NJ | | | | | | | | | | | | | | | | | | | | | | | | |
| | Maximum | | $10.00 | $1,084.28 | $0.10 | $11.41 | 93.94x | 87.64% | 25.50% | 96.15% | 97.70x | $0.08 | 0.80% | 78.16% | $4,252 | 29.08% | 27.21% | 0.63% | 0.27% | 0.93% | 0.26% | 0.90% | 1.6040x | $833.75 |
| | Midpoint | | $10.00 | $943.50 | $0.12 | $12.08 | 83.13x | 82.78% | 22.71% | 91.58% | 86.52x | $0.08 | 0.80% | 69.22% | $4,155 | 27.42% | 25.46% | 0.65% | 0.27% | 1.00% | 0.26% | 0.96% | 1.3948x | $725.00 |
| | Minimum | | $10.00 | $802.73 | $0.13 | $12.98 | 71.95x | 77.04% | 19.79% | 86.06% | 74.94x | $0.08 | 0.80% | 59.95% | $4,057 | 25.68% | 23.62% | 0.66% | 0.27% | 1.07% | 0.26% | 1.03% | 1.1855x | $616.25 |
| All Non-MHC Public Companies(6) | | | | | | | | | | | | | | | | | | | | | | | | |
| | Averages | | $16.11 | $402.94 | $0.87 | $15.46 | 17.73x | 107.44% | 13.13% | 115.47% | 17.65x | $0.30 | 1.89% | 54.24% | $2,893 | 13.24% | 12.72% | 2.23% | 0.57% | 4.56% | 0.57% | 4.61% | | |
| | Median | | $13.46 | $110.74 | $0.63 | $14.40 | 17.07x | 94.49% | 12.45% | 98.73% | 16.88x | $0.24 | 1.75% | 41.40% | $899 | 12.54% | 11.44% | 1.72% | 0.58% | 4.49% | 0.63% | 4.44% | | |
| All Non-MHC State of NJ(6) | | | | | | | | | | | | | | | | | | | | | | | | |
| | Averages | | $13.49 | $784.50 | $0.51 | $13.44 | 20.83x | 101.78% | 16.64% | 110.94% | 20.89x | $0.33 | 2.31% | 58.02% | $4,218 | 16.35% | 15.50% | 1.74% | 0.65% | 4.55% | 0.66% | 4.50% | | |
| | Medians | | $13.01 | $331.03 | $0.46 | $12.59 | 16.78x | 97.62% | 12.96% | 108.59% | 17.39x | $0.24 | 2.15% | 50.35% | $2,329 | 13.27% | 11.07% | 1.48% | 0.69% | 5.57% | 0.75% | 5.50% | | |
| State of NJ(6) | | | | | | | | | | | | | | | | | | | | | | | | |
| CBNJ | Cape Bancorp Inc. | NJ | $10.16 | $118.08 | $0.54 | $12.09 | 17.52x | 84.01% | 10.83% | 100.21% | 18.90x | $0.24 | 2.36% | 41.38% | $1,092 | 12.89% | 11.03% | 1.48% | 0.60% | 4.60% | 0.56% | 4.23% | | |
| CSBK | Clifton Bancorp Inc | NJ | $12.43 | $331.03 | $0.24 | $13.40 | NM | 92.73% | 26.84% | 92.73% | NM | $0.24 | 1.93% | 99.47% | $1,232 | 28.94% | 28.94% | 0.50% | 0.55% | 2.74% | 0.55% | 2.74% | | |
| COBK | Colonial Financial Services | (7) NJ | $12.50 | $48.25 | ($0.79) | $15.96 | NM | 78.30% | 8.67% | 78.30% | NM | $0.00 | 0.00% | NM | $557 | 11.07% | 11.07% | 5.19% | -0.38% | -3.83% | -0.48% | -4.68% | | |
| ISBC | Investors Bancorp Inc | NJ | $10.38 | $3,718.84 | $0.36 | $9.82 | 30.53x | 105.68% | 21.30% | 108.59% | 28.63x | $0.16 | 1.54% | 29.07% | $17,457 | 20.16% | 19.72% | 0.85% | 0.69% | 6.69% | 0.73% | 7.02% | | |
| NFBK | Northfield Bancorp Inc | NJ | $13.01 | $690.04 | $0.39 | $12.23 | 34.24x | 106.35% | 25.65% | 109.17% | 33.72x | $0.28 | 2.15% | 65.79% | $2,690 | 24.12% | 23.65% | 1.51% | 0.77% | 2.92% | 0.78% | 2.96% | | |
| OSHC | Ocean Shore Holding Co. | NJ | $14.70 | $99.36 | NA | $16.01 | 18.33x | 91.82% | 9.81% | 98.39% | NM | $0.24 | 1.63% | 26.67% | $1,013 | 10.68% | 10.22% | 0.97% | 0.57% | 5.57% | NA | NA | | |
| OCFC | OceanFirst Financial Corp. | NJ | $16.44 | $281.85 | $1.15 | $12.59 | 16.78x | 130.59% | 12.10% | 130.59% | 14.26x | $0.48 | 2.92% | 48.98% | $2,329 | 9.27% | 9.27% | 2.95% | 0.73% | 7.76% | 0.86% | 9.17% | | |
| ORIT | Oritani Financial Corp. | NJ | $14.91 | $678.40 | $0.94 | $11.57 | 15.86x | 128.90% | 21.60% | 128.90% | 15.87x | $0.70 | 4.69% | 101.06% | $3,140 | 16.76% | 16.76% | 0.69% | 1.40% | 7.80% | 1.40% | 7.79% | | |
| PFS | Provident Financial Services | NJ | $16.87 | $1,094.67 | $1.21 | $17.28 | 14.54x | 97.62% | 12.96% | 151.55% | 13.95x | $0.60 | 3.56% | 51.72% | $8,449 | 13.27% | 8.89% | 1.51% | 0.89% | 6.54% | 0.93% | 6.77% | | |
| Comparable Group | | | | | | | | | | | | | | | | | | | | | | | | |
| | Averages | | $18.09 | $764.47 | $1.20 | $14.42 | 18.51x | 120.63% | 15.63% | 132.96% | 18.72x | $0.43 | 3.10% | 100.43% | $4,958 | 13.35% | 12.35% | 1.20% | 0.84% | 6.90% | 0.89% | 7.32% | | |
| | Medians | | $13.01 | $673.98 | $0.65 | $12.17 | 16.32x | 113.69% | 13.74% | 130.59% | 15.87x | $0.48 | 3.13% | 56.82% | $4,589 | 12.65% | 10.48% | 1.09% | 0.82% | 6.54% | 0.86% | 6.77% | | |
| Comparable Group | | | | | | | | | | | | | | | | | | | | | | | | |
| BKMU | Bank Mutual Corp. | WI | $6.11 | $284.48 | $0.26 | $6.14 | 23.50x | 99.54% | 12.19% | 99.80% | 23.26x | $0.16 | 2.62% | 53.85% | $2,336 | 12.39% | 12.38% | 0.83% | 0.51% | 4.30% | 0.52% | 4.32% | | |
| CFFN | Capitol Federal Financial Inc | KS | $11.97 | $1,700.18 | $0.51 | $10.53 | 23.47x | 113.69% | 18.87% | 113.69% | 23.47x | $0.30 | 2.51% | 192.16% | $9,031 | 16.60% | 16.60% | 0.34% | 0.81% | 4.84% | 0.81% | 4.84% | | |
| DCOM | Dime Community Bancshares Inc. | NY | $15.03 | $553.98 | $1.15 | $12.17 | 12.96x | 123.51% | 12.88% | 141.00% | 13.09x | $0.56 | 3.73% | 48.28% | $4,302 | 10.43% | 9.25% | 0.51% | 1.01% | 9.56% | 1.00% | 9.47% | | |
| NFBK | Northfield Bancorp Inc. | NJ | $13.01 | $690.04 | $0.39 | $12.23 | 34.24x | 106.35% | 25.65% | 109.17% | 33.72x | $0.28 | 2.15% | 65.79% | $2,690 | 24.12% | 23.65% | 1.51% | 0.77% | 2.92% | 0.78% | 2.96% | | |
| NWBI | Northwest Bancshares, Inc. | PA | $12.33 | $1,170.91 | $0.65 | $11.30 | 17.37x | 109.16% | 14.82% | 131.13% | 18.83x | $0.52 | 4.22% | 228.17% | $7,902 | 13.57% | 11.56% | 1.92% | 0.82% | 5.82% | 0.76% | 5.36% | | |
| OCFC | OceanFirst Financial Corp. | NJ | $16.44 | $281.85 | $1.15 | $12.59 | 16.78x | 130.59% | 12.10% | 130.59% | 14.26x | $0.48 | 2.92% | 48.98% | $2,329 | 9.27% | 9.27% | 2.95% | 0.73% | 7.76% | 0.86% | 9.17% | | |
| ORIT | Oritani Financial Corp. | NJ | $14.91 | $678.40 | $0.94 | $11.57 | 15.86x | 128.90% | 21.60% | 128.90% | 15.87x | $0.70 | 4.69% | 101.06% | $3,140 | 16.76% | 16.76% | 0.69% | 1.40% | 7.80% | 1.40% | 7.79% | | |
| PFS | Provident Financial Services | NJ | $16.87 | $1,094.67 | $1.21 | $17.28 | 14.54x | 97.62% | 12.96% | 151.55% | 13.95x | $0.60 | 3.56% | 51.72% | $8,449 | 13.27% | 8.89% | 1.51% | 0.89% | 6.54% | 0.93% | 6.77% | | |
| TRST | TrustCo Bank Corp NY | NY | $6.66 | $630.54 | $0.45 | $4.07 | 14.42x | 163.75% | 13.74% | 163.95% | 14.80x | $0.26 | 3.94% | 56.82% | $4,589 | 8.39% | 8.38% | 1.26% | 0.97% | 12.01% | 0.94% | 11.70% | | |
| UBNK | United Financial Bancorp | CT | $12.76 | $673.98 | $0.57 | $12.36 | NM | 103.25% | 13.06% | 127.77% | 22.34x | $0.40 | 3.13% | 250.00% | $5,159 | 12.65% | 10.48% | 0.62% | 0.06% | 0.49% | 0.64% | 4.95% | | |
| WSFS | WSFS Financial Corp. | DE | $72.86 | $650.20 | $5.89 | $48.40 | 11.92x | 150.53% | 14.09% | 165.17% | 12.37x | $0.48 | 0.66% | 7.86% | $4,613 | 9.36% | 8.60% | 1.09% | 1.25% | 14.05% | 1.20% | 13.41% | | |

(1) Core income, on a diluted per-share basis. Core income is net income after taxes and before extraordinary items, less net income attributable to noncontrolling interest, gain on the sale of securities, amortization of intangibles, goodwill and nonrecurring items. Assumed tax rate is 35%.
(2) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings. P/E and P/Core =NM if the ratio is negative or above 35x.
(3) Indicated 12 month dividend, based on last quarterly dividend declared.
(4) Indicated 12 month dividend as a percent of trailing 12 month earnings.
(5) ROAA (return on average assets) and ROAE (return on average equity) are indicated ratios based on trailing 12 month earnings and average equity and assets balances.
(6) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(7) Financial information is as of or for the twelve months ended March 31, 2014.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

120.63% and 132.96%, respectively, the Company's ratios reflected discounts of 31.38% on a P/B basis and 31.12% on a P/TB basis. In comparison to the Peer Group's median P/B and P/TB ratios of 113.69% and 130.59%, respectively, the Company's pro forma P/B and P/TB ratios at the midpoint value reflected discounts of 27.19% and 29.87%, respectively. At the maximum of the range, the Company's P/B and P/TB ratios equaled 87.64% and 96.15%, respectively. In comparison to the Peer Group's average P/B and P/TB ratios, the Company's P/B and P/TB ratios at the maximum of the range reflected discounts of 27.35% and 27.69%, respectively. In comparison to the Peer Group's median P/B and P/TB ratios, the Company's P/B and P/TB ratios at the maximum of the range reflected discounts of 22.91% and 26.37%, respectively. RP Financial considered the discounts under the P/B approach to be reasonable, given the nature of the calculation of the P/B ratio which tends to mathematically result in a ratio discounted to book value. The discounts reflected under the P/B approach were also supported by the significant premiums reflected in the Company's P/E multiples.

3. Price-to-Assets ("P/A"). The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Company's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the $943.5 million midpoint of the valuation range, the Company's value equaled 22.71% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 15.63%, which implies a premium of 45.30% has been applied to the Company's pro forma P/A ratio. In comparison to the Peer Group's median P/A ratio of 13.74%, the Company's pro forma P/A ratio at the midpoint value reflects a premium of 65.28%.

Comparison to Recent Offerings

As indicated at the beginning of this chapter, RP Financial's analysis of recent conversion offering pricing characteristics at closing and in the aftermarket has been limited to a "technical" analysis and, thus, the pricing characteristics of recent conversion offerings cannot be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). As discussed previously, the two recently completed second-step offerings had an average forma price/tangible book ratio at closing of 105.60% (see Table 4.2). In comparison, the Company's pro forma price/tangible book ratio at the midpoint value reflects an implied discount of 13.28%. The current average P/TB ratio of the two recent second-step conversions, based on closing stock prices as of August 8, 2014, equaled 108.92%. In comparison to the current P/TB ratio of the two recent second-step conversions, the Company's P/TB ratio at the midpoint value reflects an implied discount of 15.92%. Among the two recent second-step conversion offerings, Meridian Bancorp's second-step conversion offering was considered to be more comparable to the Company's offering based on offering size and resulting pro forma market value. In comparison to Meridian Bancorp's closing P/TB ratio of 102.70%, the Company's pro forma price/tangible book ratio at the midpoint value reflects an implied discount of 10.83%. In comparison to Meridian Bancorp's current P/TB ratio of 109.25%, the Company's P/TB ratio at the midpoint value reflects an implied discount 16.17%. Comparative pre-conversion financial data for Meridian Bancorp has been included in the Chapter III tables and show that, in comparison to Kearny Financial, Meridian Bancorp maintained a lower tangible equity-to-assets ratio (8.78% versus 10.98% for Kearny Financial), a higher return on average assets (0.62% versus 0.31% for Kearny Financial) and a higher ratio of non-performing assets as a percent of assets (1.75% versus 0.77% for Kearny Financial).

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of August 8, 2014, the estimated aggregate pro forma valuation of the shares of the Company to be issued and outstanding at the end of the conversion offering – including (1) newly-issued shares representing the MHC's current ownership interest in the Company; (2) exchange shares issued to existing public shareholders of the Company; and (3) shares issued to the Foundation - was $943,503,710 at the midpoint, equal to 94,350,371 shares at a per share value of $10.00. The pro forma valuation calculations relative to the Peer Group are shown in Table 4.4 and are detailed in Exhibit IV-7 and Exhibit IV-8. The resulting range of value and pro forma shares, all based on $10.00 per share, are as follows:

| | Total Shares | Offering Shares | Exchange Shares Issued to Public Shareholders | Foundation Shares | Exchange Ratio |
|---|---|---|---|---|---|
| Shares | | | | | |
| Maximum | 108,427,927 | 83,375,000 | 24,552,927 | 500,000 | 1.6040 |
| Midpoint | 94,350,371 | 72,500,000 | 21,350,371 | 500,000 | 1.3948 |
| Minimum | 80,272,815 | 61,625,000 | 18,147,815 | 500,000 | 1.1855 |
| Distribution of Shares | | | | | |
| Maximum | 100.00% | 76.89% | 22.65% | 0.46% | |
| Midpoint | 100.00% | 76.84% | 22.63% | 0.53% | |
| Minimum | 100.00% | 76.77% | 22.61% | 0.62% | |
| Aggregate Market Value at $10 per share | | | | | |
| Maximum | $ 1,084,279,270 | $ 833,750,000 | $ 245,529,270 | $ 5,000,000 | |
| Midpoint | $ 943,503,710 | $ 725,000,000 | $ 213,503,710 | $ 5,000,000 | |
| Minimum | $ 802,728,150 | $ 616,250,000 | $ 181,478,150 | $ 5,000,000 | |

## Establishment of the Exchange Ratio

Conversion regulations provide that in a conversion of a mutual holding company, the minority shareholders are entitled to exchange the public shares for newly issued shares in the fully converted company. The Boards of Directors of the MHC and KRNY have independently determined the exchange ratio, which has been designed to preserve the current aggregate percentage ownership in the Company (adjusted for the dilution resulting from the consolidation of the MHC's unconsolidated equity into the Company). The exchange ratio to be received by the existing minority shareholders of the Company will be determined at the end of the offering, based on the total number of shares sold in the second-step conversion offering and the final appraisal. Based on the valuation conclusion herein, the resulting offering value and the $10.00 per share offering price, the indicated exchange ratio at the midpoint is 1.3948 shares of the Company's stock for every one public share held by public shareholders. Furthermore, based on the offering range of value, the indicated exchange ratio is 1.1855 at the minimum and 1.6040 at the maximum. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the public shareholders or on the proposed exchange ratio.



**EXHIBITS**

## *LIST OF EXHIBITS*

## LIST OF EXHIBITS (continued)

**EXHIBIT I-1**

**Kearny Financial Corp.**
**Map of Office Locations**

Exhibit I-1
Kearny Financial Corp.
Map of Office Locations


Pocono
206
Ringwood
New City
Norwalk
Newton
Stroudsburg
White Plains
Stamford
Paterson
Yonkers
Hopatcong
Commack
New York
Newark
Easton
High Bridge
78
Jersey City
Levittown
678
Edison
New Brunswick
Sayreville
202
East Brunswick
Ewing
Long Branch
Trenton
195
Levittown
Lakewood
Philadelphia
Toms River
Camden
Forked River
206
Kearny Financial Corp. (MHC) Branches (42)
Branches (42)

**EXHIBIT I-2**

**Kearny Financial Corp.**
**Audited Financial Statements**
**[Incorporated by Reference]**

**EXHIBIT I-3**

**Kearny Financial Corp.**
**Key Operating Ratios**

## Exhibit I-3
## Kearny Financial Corp.
## Key Operating Ratios

| | At or For the Years Ended June 30, | | | | |
|---|---|---|---|---|---|
| | 2014 | 2013 | 2012 | 2011 | 2010 |
| **Performance Ratios:** | | | | | |
| Return on average assets (net income divided by average total assets) | 0.31% | 0.22% | 0.17% | 0.29% | 0.31% |
| Return on average equity (net income divided by average equity) | 2.17 | 1.33 | 1.04 | 1.63 | 1.42 |
| Net interest rate spread | 2.32 | 2.34 | 2.46 | 2.56 | 2.45 |
| Net interest margin | 2.44 | 2.50 | 2.65 | 2.80 | 2.83 |
| Average interest-earning assets to average interest-bearing liabilities | 116.81 | 118.83 | 117.90 | 117.38 | 120.88 |
| Efficiency ratio (non-interest expense divided by the sum of net interest income and non-interest income) | 78.30 | 84.00 | 81.19 | 77.04 | 75.81 |
| Non-interest expense to average assets | 1.96 | 2.38 | 2.02 | 2.10 | 2.04 |
| **Asset Quality Ratios:** | | | | | |
| Non-performing loans to total loans | 1.45 | 2.27 | 2.61 | 2.76 | 2.13 |
| Non-performing assets to total assets | 0.77 | 1.05 | 1.27 | 1.46 | 0.93 |
| Net charge-offs to average loans outstanding | 0.12 | 0.28 | 0.59 | 0.12 | 0.05 |
| Allowance for loan losses to total loans | 0.71 | 0.80 | 0.79 | 0.93 | 0.84 |
| Allowance for loan losses to non-performing loans | 48.96 | 35.24 | 30.20 | 33.65 | 39.70 |
| **Capital Ratios:** | | | | | |
| Average equity to average assets | 14.29 | 16.70 | 16.75 | 17.94 | 21.66 |
| Equity to assets at period end | 14.09 | 14.87 | 16.74 | 16.80 | 20.77 |
| Tangible equity to tangible assets at period end [1] | 11.32 | 11.93 | 12.87 | 13.11 | 17.36 |

[1] Tangible equity equals total stockholders' equity reduced by goodwill, core deposit intangible assets, disallowed servicing assets and accumulated other comprehensive (loss) income.

Source: Kearny Financial's prospectus.

## EXHIBIT I-4

## Kearny Financial Corp.
## Investment Portfolio Composition

Exhibit I-4
Kearny Financial Corp.
Investment Portfolio Composition

| | At June 30, | | | | |
|---|---|---|---|---|---|
| | 2014 | 2013 | 2012 | 2011 | 2010 |
| | | | (In Thousands) | | |
| **Debt Securities Available for Sale:** | | | | | |
| U.S. agency obligations | $ 4,205 | $ 5,015 | $ 5,889 | $ 6,591 | $ 3,942 |
| Obligations of states and political subdivisions | 26,773 | 25,307 | — | 30,635 | 18,955 |
| Asset-backed securities | 87,316 | 24,798 | — | — | — |
| Collateralized loan obligations | 119,572 | 78,486 | — | — | — |
| Corporate bonds | 162,234 | 159,192 | — | — | — |
| Trust preferred securities | 7,798 | 7,324 | 6,713 | 7,447 | 6,600 |
| Total debt securities available for sale | 407,898 | 300,122 | 12,602 | 44,673 | 29,497 |
| **Debt Securities Held to Maturity:** | | | | | |
| U.S. agency obligations | 144,349 | 144,747 | 32,426 | 103,458 | 255,000 |
| Obligations of states and political subdivisions | 72,065 | 65,268 | 2,236 | 3,009 | — |
| Total debt securities held to maturity | 216,414 | 210,015 | 34,662 | 106,467 | 255,000 |
| **Mortgage-Backed Securities Available for Sale:** | | | | | |
| Government National Mortgage Association | 3,276 | 6,333 | 11,690 | 13,581 | 15,628 |
| Federal Home Loan Mortgage Corporation | 231,910 | 299,833 | 460.509 | 390,448 | 273,704 |
| Federal National Mortgage Association | 201,827 | 474,486 | 757,905 | 656,218 | 414,123 |
| Non-agency | 210 | — | — | — | — |
| Total mortgage-backed securities available for sale | 437,223 | 780,652 | 1,230,104 | 1,060,247 | 703,455 |
| **Mortgage-Backed Securities Held to Maturity:** | | | | | |
| Government National Mortgage Association | 9 | — | — | — | — |
| Federal Home Loan Mortgage Corporation | 303 | 120 | 158 | 212 | 267 |
| Federal National Mortgage Association | 295,292 | 100,889 | 786 | 930 | 1,123 |
| Non-agency | 54 | 105 | 146 | 203 | 310 |
| Total mortgage-backed securities held to maturity | 295,658 | 101,114 | 1,090 | 1,345 | 1,700 |
| Total | $ 1,357,193 | $ 1,391,903 | $ 1,278,458 | $ 1,212,732 | $ 989,652 |

Source: Kearny Financial's prospectus.

**EXHIBIT I-5**

**Kearny Financial Corp.**
**Yields and Costs**

Exhibit I-5
Kearny Financial Corp.
Yields and Costs

| | At June 30, 2014 | | For the Years Ended June 30, 2014 | | | 2013 | | | 2012 | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Actual Balance | Weighted Average Interest Rate | Average Balance | Interest | Average Yield/ Cost | Average Balance | Interest | Average Yield/ Cost | Average Balance | Interest | Average Yield/ Cost |
| | | | | | | (Dollars in Thousands) | | | | | |
| **Interest-earning assets:** | | | | | | | | | | | |
| Loans receivable[1] | $ 1,741,471 | 4.27% | $ 1,548,746 | $ 66,794 | 4.31% | $ 1,309,085 | $ 61,500 | 4.70% | $1,250,307 | $ 63,960 | 5.12% |
| Mortgage-backed securities[2] | 728,460 | 2.66 | 803,211 | 20,827 | 2.59 | 1,020,425 | 23,688 | 2.32 | 1,181,237 | 32,435 | 2.75 |
| Debt securities[2]: | | | | | | | | | | | |
| Tax-exempt | 99,602 | 1.94 | 94,737 | 1,839 | 1.94 | 21,083 | 411 | 1.95 | 7,045 | 70 | 0.99 |
| Taxable | 528,040 | 1.28 | 446,644 | 5,341 | 1.20 | 160,594 | 1,884 | 1.17 | 67,748 | 1,319 | 1.95 |
| Other interest-earning assets[3] | 146,621 | 0.74 | 133,856 | 1,018 | 0.76 | 139,698 | 775 | 0.55 | 144,527 | 765 | 0.53 |
| Total interest-earning assets | 3,244,194 | 3.19 | 3,027,194 | 95,819 | 3.17 | 2,650,885 | 88,258 | 3.33 | 2,650,864 | 98,549 | 3.72 |
| Non-interest-earning assets | 265,815 | | 252,005 | | | 271,342 | | | 257,407 | | |
| Total assets | $ 3,510,009 | | $ 3,279,199 | | | $ 2,922,227 | | | $2,908,271 | | |
| **Interest-bearing liabilities:** | | | | | | | | | | | |
| Interest-bearing demand | 700,248 | 0.24 | 722,999 | 3,790 | 0.52 | 494,625 | 1,847 | 0.37 | 454,166 | 2,690 | 0.59 |
| Savings and club | 518,421 | 0.16 | 473,917 | 739 | 0.16 | 445,470 | 878 | 0.20 | 414,560 | 1,376 | 0.33 |
| Certificates of deposit | 1,037,218 | 1.09 | 974,426 | 10,009 | 1.03 | 1,037,150 | 11,986 | 1.16 | 1,128,802 | 16,206 | 1.44 |
| Total Deposits | | | | | | | | | | | |
| Borrowings | 512,257 | 1.17 | 420,282 | 7,460 | 1.77 | 253,626 | 7,290 | 2.87 | 250,859 | 8,097 | 3.23 |
| Total interest-bearing liabilities | 2,768,144 | 0.72 | 2,591,624 | 21,998 | 0.85 | 2,230,871 | 22,001 | 0.99 | 2,248,387 | 28,369 | 1.26 |
| Non-interest-bearing liabilities[4] | 247,189 | | 219,082 | | | 203,255 | | | 172,638 | | |
| Total liabilities | 3,015,333 | | 2,810,706 | | | 2,434,126 | | | 2,421,025 | | |
| Stockholders' equity | 494,676 | | 468,493 | | | 488,101 | | | 487,246 | | |
| Total liabilities and stockholders' equity | $ 3,510,009 | | $ 3,279,199 | | | $ 2,922,227 | | | $2,908,271 | | |
| Net interest income | | | | $ 73,821 | | | $ 66,257 | | | $ 70,180 | |
| Interest rate spread[5] | | 2.47% | | | 2.32% | | | 2.34% | | | 2.46% |
| Net interest margin[6] | | | | | 2.44% | | | 2.50% | | | 2.65% |
| Ratio of interest-earning assets to interest-bearing liabilities | 1.17x | | 1.17x | | | 1.18x | | | 1.18x | | |

(1) Non-accruing loans have been included in loans receivable and the effect of such inclusion was not material. Allowance for loan losses has been included in non-interest-earning assets.
(2) Mark to market valuation allowances have been excluded in the balances of interest-earning assets.
(3) Includes interest-bearing deposits at other banks and Federal Home Loan Bank of New York capital stock.
(4) Includes actual balance of non-interest-bearing deposits of $224,054,000 at June 30, 2014 and average balances of non-interest-bearing deposits of $196,490,000, $172,954,000, and $145,458,000 for the years ended June 30, 2014, 2013 and 2012, respectively.
(5) Interest rate spread represents the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities.
(6) Net interest margin represents net interest income as a percentage of average interest-earning assets.

Source: Kearny Financial's prospectus.

## EXHIBIT I-6

**Kearny Financial Corp.**
**Loan Loss Allowance Activity**

Exhibit I-6
Kearny Financial Corp.
Loan Loss Allowance Activity

| | At June 30, | | | | |
|---|---|---|---|---|---|
| | 2014 | 2013 | 2012 | 2011 | 2010 |
| | (Dollars in Thousands) | | | | |
| Valuation allowance for loans individually evaluated for impairment: | | | | | |
| Real estate mortgage: | | | | | |
| One-to-four family | $ 528 | $ 697 | $ 1,240 | $ 4,061 | $ 2,433 |
| Multi-family and commercial | 569 | 514 | 667 | 1,503 | 1,771 |
| Commercial business | 444 | 757 | 776 | 692 | 5 |
| Consumer: | | | | | |
| Home equity loans | 132 | 110 | 127 | — | — |
| Home equity lines of credit | — | — | — | — | — |
| Other | — | — | — | — | — |
| Construction | — | — | — | 105 | 106 |
| Total valuation allowance | 1,673 | 2,078 | 2,810 | 6,361 | 4,315 |
| Valuation allowance for loans collectively evaluated for impairment: | | | | | |
| Historical loss factors | 2,058 | 2,439 | 2,288 | 738 | 199 |
| Environmental loss factors: | | | | | |
| Real estate mortgage: | | | | | |
| One-to-four family | 1,175 | 1,278 | 1,502 | 2,160 | 1,784 |
| Multi-family and commercial | 6,717 | 4,292 | 2,776 | 1,658 | 1,443 |
| Commercial business | 374 | 407 | 316 | 186 | 103 |
| Consumer: | | | | | |
| Home equity loans | 229 | 239 | 258 | 312 | 305 |
| Home equity lines of credit | 88 | 76 | 54 | 49 | 34 |
| Other | 8 | 6 | 8 | 8 | 8 |
| Construction | 65 | 81 | 105 | 62 | 139 |
| Total environmental loss factors | 6,656 | 6,379 | 5,019 | 4,435 | 3,816 |
| Total (Factors based) | 10,714 | 8,818 | 7,307 | 5,173 | 4,015 |
| Unallocated general valuation allowance | — | — | — | 233 | 231 |
| Total allowance for loan losses | $ 12,387 | $ 10,896 | $ 10,117 | $ 11,767 | $ 8,561 |

Source: Kearny Financial's prospectus.

**EXHIBIT I-7**

**Kearny Financial Corp.**
**Interest Rate Risk Analysis**

# Exhibit I-7
# Kearny Financial Corp.
# Interest Rate Risk Analysis

At June 30, 2014

| Rate Change Type | Yield Curve Shift | Balance Sheet Composition & Allocation | Change in Rates | Measurement Period | Net Interest Income | Change in Net Interest Income | Change in Net Interest Income |
|---|---|---|---|---|---|---|---|
| | | | | | (In Thousands) | | |
| Base case (No change) | — | Static | 0 bps | One Year | $ 77,238 | $ — | — % |
| Immediate and permanent | Parallel | Static | 100 bps | One Year | 76,140 | (1,098) | (1.42) |
| Immediate and permanent | Parallel | Static | 200 bps | One Year | 75,506 | (1,732) | (2.24) |
| Immediate and permanent | Parallel | Static | 300 bps | One Year | 74,726 | (2,512) | (3.25) |

At June 30, 2013

| Rate Change Type | Yield Curve Shift | Balance Sheet Composition & Allocation | Change in Rates | Measurement Period | Net Interest Income | Change in Net Interest Income | Change in Net Interest Income |
|---|---|---|---|---|---|---|---|
| | | | | | (In Thousands) | | |
| Base case (No change) | — | Static | 0 bps | One Year | $ 72,762 | $ — | — % |
| Immediate and permanent | Parallel | Static | 100 bps | One Year | 70,604 | (2,158) | (2.97) |
| Immediate and permanent | Parallel | Static | 200 bps | One Year | 68,736 | (4,026) | (5.53) |
| Immediate and permanent | Parallel | Static | 300 bps | One Year | 66,337 | (6,425) | (8.83) |

At June 30, 2014

| | Net Portfolio Value | | Net Portfolio Value as % of Present Value of Assets | | |
|---|---|---|---|---|---|
| Changes in Rates [1] | $ Amount | $ Change | % Change | Net Portfolio Value Ratio | Basis Point Change |
| | (In Thousands) | | | | |
| +300 bps | 221,884 | (196,106) | (47)% | 7.20% | (509) bps |
| +200 bps | 297,815 | (120,175) | (29)% | 9.34% | (295) bps |
| +100 bps | 365,983 | (52,007) | (12)% | 11.11% | (118) bps |
| 0 bps | 417,990 | — | — | 12.29% | — |

At June 30, 2013

| | Net Portfolio Value | | Net Portfolio Value as % of Present Value of Assets | | |
|---|---|---|---|---|---|
| Changes in Rates [1] | $ Amount | $ Change | % Change | Net Portfolio Value Ratio | Basis Point Change |
| | (In Thousands) | | | | |
| +300 bps | 225,946 | (192,783) | (46)% | 8.13% | (550) bps |
| +200 bps | 309,100 | (109,629) | (26)% | 10.71% | (292) bps |
| +100 bps | 378,311 | (40,418) | (10)% | 12.67% | (96) bps |
| 0 bps | 418,729 | — | — | 13.63% | — |

(1) The (100) bps, (200) bps and (300) bps scenarios are not shown due to the low prevailing interest rate environment.

Source: Kearny Financial's prospectus.

**EXHIBIT I-8**

**Kearny Financial Corp.**
**Fixed and Adjustable Rate Loans**

# Exhibit I-8
# Kearny Financial Corp.
# Fixed and Adjustable Rate Loans

| | Fixed Rates | Floating or Adjustable Rates | Total |
|---|---|---|---|
| | | (In Thousands) | |
| Real estate mortgage: | | | |
| One-to-four family | $ 551,259 | $ 29,237 | $ 580,496 |
| Commercial | 415,177 | 541,264 | 956,441 |
| Commercial business | 20,027 | 20,299 | 40,326 |
| Consumer: | | | |
| Home equity loans | 75,283 | — | 75,283 |
| Home equity lines of credit | 1,560 | 22,143 | 23,703 |
| Passbook or certificate | 1,432 | 361 | 1,793 |
| Other | 128 | 65 | 193 |
| Construction | 497 | — | 497 |
| Total | $ 1,065,363 | $ 613,369 | $ 1,678,732 |

Source: Kearny Financial's prospectus.

## EXHIBIT I-9

## Kearny Financial Corp.
## Loan Portfolio Composition

# Exhibit I-9
## Kearny Financial Corp.
## Loan Portfolio Composition

| | At June 30, | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2014 | | 2013 | | 2012 | | 2011 | | 2010 | |
| | Amount | Percent | Amount | Percent | Amount | Percent | Amount | Percent | Amount | Percent |
| | (Dollars in Thousands) | | | | | | | | | |
| Real estate mortgage: | | | | | | | | | | |
| One-to-four family | $ 580,612 | 33.31% | $ 500,647 | 36.77% | $ 562,846 | 43.77% | $ 610,901 | 48.12% | $ 663,850 | 65.52% |
| Commercial | 983,755 | 56.44 | 666,828 | 48.97 | 484,934 | 37.71 | 383,690 | 30.23 | 203,013 | 20.04 |
| Commercial business | 67,261 | 3.86 | 70,688 | 5.19 | 88,414 | 6.88 | 105,001 | 8.28 | 14,352 | 1.42 |
| Consumer: | | | | | | | | | | |
| Home equity loans | 75,611 | 4.34 | 80,813 | 5.93 | 95,832 | 7.45 | 111,478 | 8.78 | 101,659 | 10.03 |
| Home equity lines of credit | 24,010 | 1.38 | 26,613 | 1.95 | 29,530 | 2.30 | 32,925 | 2.59 | 11,320 | 1.12 |
| Passbook or certificate | 3,965 | 0.23 | 3,887 | 0.29 | 3,638 | 0.28 | 2,753 | 0.22 | 2,703 | 0.27 |
| Other | 373 | 0.02 | 391 | 0.03 | 404 | 0.03 | 1,026 | 0.08 | 1,545 | 0.15 |
| Construction | 7,281 | 0.42 | 11,851 | 0.87 | 20,292 | 1.58 | 21,598 | 1.70 | 14,707 | 1.45 |
| Total loans | 1,742,868 | 100.00% | 1,361,718 | 100.00% | 1,285,890 | 100.00% | 1,269,372 | 100.00% | 1,013,149 | 100.00% |
| Less: | | | | | | | | | | |
| Allowance for loan losses | 12,387 | | 10,896 | | 10,117 | | 11,767 | | 8,561 | |
| Unamortized yield adjustments including net premiums on purchased loans and net deferred loans costs and fees | 1,397 | | 847 | | 1,654 | | 1,021 | | (564) | |
| | 13,784 | | 11,743 | | 11,771 | | 12,788 | | 7,997 | |
| Total loans, net | $ 1,729,084 | | $ 1,349,975 | | $ 1,274,119 | | $ 1,256,584 | | $ 1,005,152 | |

Source: Kearny Financial's prospectus.

**EXHIBIT I-10**

**Kearny Financial Corp.**
**Contractual Maturity by Loan Type**

# Exhibit I-10
# Kearny Financial Corp.
# Contractual Maturity by Loan Type

| | Real estate mortgage: One-to-four family | Real estate mortgage: Commercial | Commercial business | Home equity loans | Home equity lines of credit | Passbook or certificate | Other | Construction | Total |
|---|---|---|---|---|---|---|---|---|---|
| | | | | | (In Thousands) | | | | |
| Amounts Due: | | | | | | | | | |
| Within 1 Year | $ 116 | $ 27,314 | $ 26,935 | $ 328 | $ 307 | $ 2,172 | $ 180 | $ 6,784 | $ 64,136 |
| After 1 year: | | | | | | | | | |
| 1 to 3 years | 2,313 | 25,689 | 7,746 | 2,234 | 605 | 196 | 16 | 497 | 39,296 |
| 3 to 5 years | 13,384 | 52,189 | 7,304 | 6,119 | 2,856 | 163 | 1 | — | 82,016 |
| 5 to 10 years | 57,485 | 365,274 | 12,644 | 20,538 | 5,113 | — | — | — | 461,054 |
| 10 to 15 years | 197,164 | 403,326 | 7,514 | 27,450 | 11,603 | — | — | — | 647,057 |
| Over 15 years | 310,150 | 109,963 | 5,118 | 18,942 | 3,526 | 1,434 | 176 | — | 449,309 |
| Total due after one year | 580,496 | 956,441 | 40,326 | 75,283 | 23,703 | 1,793 | 193 | 497 | 1,678,732 |
| Total amount due | $ 580,612 | $ 983,755 | $ 67,261 | $ 75,611 | $ 24,010 | $ 3,965 | $ 373 | $ 7,281 | $ 1,742,868 |

Source: Kearny Financial's prospectus.

## EXHIBIT I-11

**Kearny Financial Corp.**
**Loan Originations, Purchases, Sales and Repayments**

# Exhibit I-11
# Kearny Financial Corp.
# Loan Originations, Purchases, Sales and Repayments

| | For the Years Ended June 30, | | |
|---|---|---|---|
| | 2014 | 2013 | 2012 |
| | | (In Thousands) | |
| Loans originated and purchased: | | | |
| Loan originations: | | | |
| Real estate mortgage: | | | |
| One-to-four family | $ 78,249 | $ 65,051 | $ 66,456 |
| Multi-family and commercial | 334,369 | 271,109 | 95,534 |
| Commercial business | 24,062 | 21,546 | 17,968 |
| Construction | 3,802 | 2,953 | 12,004 |
| Consumer: | | | |
| Home equity loans and lines of credit | 29,021 | 26,070 | 35,741 |
| Passbook or certificate | 1,330 | 1,492 | 2,740 |
| Other | 937 | 446 | 504 |
| Total loan originations | 471,770 | 388,667 | 230,947 |
| Loan purchases: | | | |
| Real estate mortgage: | | | |
| One-to-four family | 22,429 | 16,288 | 22,185 |
| Multi-family and commercial | 87,000 | 1,485 | 57,829 |
| Commercial business | 4,914 | — | — |
| Total loans purchased | 114,343 | 17,773 | 80,014 |
| Loans acquired from Atlas[1] | 78,725 | - | — |
| Loans sold: | | | |
| One-to-four family | (5,275) | — | — |
| Commercial SBA participations | (737) | (4,775) | (6,462) |
| Total loan sold | (6,012) | (4,775) | (6,462) |
| Loan principal repayments | (281,711) | (322,187) | (280,578) |
| Increase (decrease) due to other items | 1,994 | (3,622) | (6,386) |
| Net increase in loan portfolio | $ 379,109 | $ 75,856 | $ 17,535 |

(1) For information on loans acquired in the Atlas Bank acquisition, see Note __ to the audited consolidated financial statements.

Source: Kearny Financial's prospectus.

**EXHIBIT I-12**

**Kearny Financial Corp.**
**Non-Performing Assets**

## Exhibit I-12
## Kearny Financial Corp.
## Non-Performing Assets

| | At June 30, | | | | |
|---|---|---|---|---|---|
| | 2014 | 2013 | 2012 | 2011 | 2010 |
| | (Dollars in Thousands) | | | | |
| Loans accounted for on a nonaccrual basis: | | | | | |
| Real estate mortgage: | | | | | |
| One- to four-family[1] | $ 9,944 | $ 11,675 | $ 14,917 | $ 4,056 | $ 1,867 |
| Multi-family and commercial | 6,935 | 10,163 | 11,008 | 7,429 | 4,358 |
| Commercial business | 4,919 | 4,836 | 3,941 | 4,866 | 2,298 |
| Consumer: | | | | | |
| Home equity loans | 949 | 703 | 984 | 204 | 250 |
| Home equity lines of credit | 981 | 626 | 193 | 93 | — |
| Other | 2 | 28 | 6 | 22 | 1 |
| Construction | 1,448 | 2,886 | 1,758 | 1,654 | 468 |
| Total[2] | 25,178 | 30,917 | 32,807 | 18,324 | 9,242 |
| Accruing loans which are contractually past due 90 days or more: | | | | | |
| Real estate mortgage: | | | | | |
| One- to four-family | — | — | — | 14,923 | 12,321 |
| Multi-family and commercial | — | — | 398 | — | — |
| Commercial business | — | — | 293 | 1,718 | — |
| Consumer: | | | | | |
| Home equity loans and lines of credit | — | — | — | — | — |
| Passbook or certificate | — | — | — | — | — |
| Other | 125 | — | — | — | — |
| Construction | — | — | — | — | — |
| Total | 125 | — | 691 | 16,641 | 12,321 |
| Total nonperforming loans | $ 25,303 | $ 30,917 | $ 33,498 | $ 34,965 | $ 21,563 |
| Real estate owned | $ 1,624 | $ 2,061 | $ 3,811 | $ 7,497 | $ 146 |
| Total nonperforming assets | $ 26,927 | $ 32,978 | $ 37,309 | $ 42,462 | $ 21,709 |
| Total nonperforming loans to total loans | 1.45% | 2.27% | 2.61% | 2.76% | 2.13% |
| Total nonperforming loans to total assets | 0.72% | 0.98% | 1.14% | 1.20% | 0.92% |
| Total nonperforming assets to total assets | 0.77% | 1.05% | 1.27% | 1.46% | 0.93% |

(1) At June 30, 2014, included $8.4 million of nonperforming one-to-four family mortgage loans acquired from Countrywide.

Source: Kearny Financial's prospectus.

**EXHIBIT I-13**

**Kearny Financial Corp.**
**Deposit Composition**

# Exhibit I-13
# Kearny Financial Corp.
# Deposit Composition

| | For the Years Ended June 30, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2014 | | | 2013 | | | 2012 | | |
| | Average Balance | Percent of Total Deposits | Weighted Average Nominal Rate | Average Balance | Percent of Total Deposits | Weighted Average Nominal Rate | Average Balance | Percent of Total Deposits | Weighted Average Nominal Rate |
| | (Dollars in Thousands) | | | | | | | | |
| Non-interest-bearing demand | $ 196,490 | 8.30% | 0.00% | $ 172,954 | 8.04% | 0.00% | $ 145,458 | 6.78% | 0.00% |
| Interest-bearing demand............ | 722,999 | 30.53 | 0.52 | 494,625 | 23.00 | 0.37 | 454,166 | 21.19 | 0.59 |
| Savings and club........................ | 473,917 | 20.01 | 0.16 | 445,470 | 20.72 | 0.20 | 414,560 | 19.34 | 0.33 |
| Certificates of deposit ................ | 974,426 | 41.16 | 1.03 | 1,037,150 | 48.24 | 1.16 | 1,128,802 | 52.69 | 1.44 |
| Total deposits.......................... | $ 2,367,832 | 100.00% | 0.61% | $ 2,150,199 | 100.00% | 0.69% | $ 2,142,986 | 100.00% | 0.95% |

Source: Kearny Financial's prospectus.

## EXHIBIT I-14

## Kearny Financial Corp.
## Maturity of Time Deposits

## Exhibit I-14
## Kearny Financial Corp.
## Maturity of Time Deposits

| | Amount Due | | | | | | |
|---|---|---|---|---|---|---|---|
| | Within 1 year | 1-2 years | 2-3 years | 3-4 years | 4-5 years | After 5 years | Total |
| | (In Thousands) | | | | | | |
| 0.00-0.99% | $ 480,131 | $ 120,354 | $ 17,439 | $ 564 | $ 162 | $ — | $ 618,650 |
| 1.00-1.99% | 70,319 | 19,924 | 54,537 | 88,146 | 66,461 | — | 299,387 |
| 2.00-2.99% | 29,875 | 36,220 | 18,102 | 2,211 | 14,188 | — | 100,596 |
| 3.00-3.99% | 1,215 | 10,903 | — | — | — | 6,464 | 18,582 |
| 4.00-4.99% | 3 | — | — | — | — | — | 3 |
| Total | $ 581,543 | $ 187,401 | $ 90,078 | $ 90,921 | $ 80,811 | $ 6,464 | $ 1,037,218 |

Source: Kearny Financial's prospectus.

## EXHIBIT II-1

## Description of Office Properties

# Exhibit II-1
# Kearny Financial Corp.
# Description of Office Properties

| Office Location | Year Opened | Net Book Value as of June 30, 2014 (In Thousands) | Square Footage | Owned/ Leased |
|---|---|---|---|---|
| **Executive Office:**<br>120 Passaic Avenue<br>Fairfield, New Jersey | 2004 | $ 10,423 | 53,000 | Owned |
| **Main Office:**<br>614 Kearny Avenue<br>Kearny, New Jersey | 1928 | 884 | 6,764 | Owned |
| **Branches:**<br>425 Route 9 & Ocean Gate Drive<br>Bayville, New Jersey | 1973 | 110 | 3,500 | Leased |
| 417 Bloomfield Avenue<br>Caldwell, New Jersey | 1968 | 267 | 4,400 | Owned |
| 20 Willow Street<br>East Rutherford, New Jersey | 1969 | 34 | 3,100 | Owned |
| 534 Harrison Avenue<br>Harrison, New Jersey | 1995 | 611 | 3,000 | Owned |
| 1353 Ringwood Avenue<br>Haskell, New Jersey | 1996 | — | 2,500 | Leased |
| 718B Buckingham Drive<br>Lakewood, New Jersey | 2008 | 7 | 2,800 | Leased |
| 630 North Main Street<br>Lanoka Harbor, New Jersey | 2005 | 1,911 | 3,200 | Owned |
| 307 Stuyvesant Avenue<br>Lyndhurst, New Jersey | 1970 | 114 | 3,300 | Owned |
| 270 Ryders Lane<br>Milltown, New Jersey | 1989 | 6 | 3,600 | Leased |
| 339 Main Road<br>Montville, New Jersey | 1996 | 2 | 1,850 | Leased |
| 119 Paris Avenue<br>Northvale, New Jersey | 1965 | 283 | 1,750 | Owned |
| 80 Ridge Road<br>North Arlington, New Jersey | 1952 | 97 | 3,500 | Owned |
| 510 State Highway 34<br>Old Bridge Township, New Jersey | 2002 | 842 | 2,400 | Owned |
| 207 Old Tappan Road<br>Old Tappan, New Jersey | 1973 | 496 | 2,200 | Owned |

## Exhibit II-1 (continued)
## Kearny Financial Corp.
## Description of Office Properties

| Office Location | Year Opened | Net Book Value as of June 30, 2014 (In Thousands) | Square Footage | Owned/ Leased |
|---|---|---|---|---|
| 267 Changebridge Road<br>Pine Brook, New Jersey | 1974 | 198 | 3,600 | Owned |
| 917 Route 23 South<br>Pompton Plains, New Jersey | 2009 | 1,225 | 2,400 | Leased |
| 653 Westwood Avenue<br>River Vale, New Jersey | 1965 | 645 | 1,600 | Owned |
| 252 Park Avenue<br>Rutherford, New Jersey | 1974 | 1,456 | 1,984 | Owned |
| 520 Main Street<br>Spotswood, New Jersey | 1979 | 210 | 2,400 | Owned |
| 130 Mountain Avenue<br>Springfield, New Jersey | 1991 | 1,063 | 6,500 | Owned |
| 827 Fischer Boulevard<br>Toms River, New Jersey | 1996 | 559 | 3,500 | Owned |
| 2100 Hooper Avenue<br>Toms River, New Jersey | 2008 | 43 | 2,000 | Leased |
| 487 Pleasant Valley Way<br>West Orange, New Jersey | 1971 | 125 | 3,000 | Owned |
| 216 Main Street<br>West Orange, New Jersey | 1975 | 229 | 2,400 | Owned |
| 250 Valley Boulevard<br>Wood-Ridge, New Jersey | 1957 | 1,432 | 9,500 | Owned |
| 661 Wyckoff Avenue<br>Wyckoff, New Jersey | 2002 | 2,245 | 6,300 | Owned |
| **Central Jersey Division Branch Offices:** | | | | |
| **Administrative Offices & Branch**<br>1903 Highway 35<br>Oakhurst, New Jersey | 2008 | 407 | 15,200 | Leased |
| 301 Main Street<br>Allenhurst, New Jersey | 2011 | 432 | 3,600 | Leased |
| 611 Main Street<br>Belmar, New Jersey | 2002 | 19 | 3,200 | Leased |
| 501 Main Street<br>Bradley Beach, New Jersey | 2001 | 733 | 3,100 | Owned |
| 700 Branch Avenue<br>Little Silver, New Jersey | 2001 | — | 2,500 | Leased |
| 444 Ocean Boulevard North<br>Long Branch, New Jersey | 2004 | — | 1,500 | Leased |
| 627 Second Avenue<br>Long Branch, New Jersey | 1998 | 606 | 3,200 | Owned |
| 155 Main Street<br>Manasquan, New Jersey | 1998 | — | 3,000 | Leased |

## Exhibit II-1 (continued)
## Kearny Financial Corp.
## Description of Office Properties

| Office Location | Year Opened | Net Book Value as of June 30, 2014 (In Thousands) | Square Footage | Owned/ Leased |
|---|---|---|---|---|
| 300 West Sylvania Avenue<br>Neptune City, New Jersey | 2000 | 210 | 3,000 | Leased |
| 61 Main Street<br>Ocean Grove, New Jersey | 2002 | 2 | 2,800 | Leased |
| 2201 Bridge Avenue<br>Point Pleasant, New Jersey | 2001 | 24 | 3,500 | Leased |
| 700 Allaire Road<br>Spring Lake Heights, New Jersey | 1999 | — | 2,500 | Leased |
| **Atlas Bank Division Branch Offices:** | | | | |
| 689 Fifth Avenue<br>Brooklyn, New York | 1923 | 811 | 4,900 | Owned |
| 339 Sand Lane<br>Staten Island, New York | 2009 | 121 | 1,985 | Leased |

Source: Kearny Financial's prospectus.

## EXHIBIT II-2

## Historical Interest Rates

Exhibit II-2
Historical Interest Rates(1)

| Year/Qtr. Ended | Prime Rate | 90 Day T-Bill | One Year T-Bill | 10 Year T-Bond |
|---|---|---|---|---|
| 2004: Quarter 1 | 4.00% | 0.95% | 1.20% | 3.86% |
| Quarter 2 | 4.00% | 1.33% | 2.09% | 4.62% |
| Quarter 3 | 4.75% | 1.70% | 2.16% | 4.12% |
| Quarter 4 | 5.25% | 2.22% | 2.75% | 4.24% |
| 2005: Quarter 1 | 5.75% | 2.80% | 3.43% | 4.51% |
| Quarter 2 | 6.00% | 3.12% | 3.51% | 3.98% |
| Quarter 3 | 6.75% | 3.55% | 4.01% | 4.34% |
| Quarter 4 | 7.25% | 4.08% | 4.38% | 4.39% |
| 2006: Quarter 1 | 7.75% | 4.63% | 4.82% | 4.86% |
| Quarter 2 | 8.25% | 5.01% | 5.21% | 5.15% |
| Quarter 3 | 8.25% | 4.88% | 4.91% | 4.64% |
| Quarter 4 | 8.25% | 5.02% | 5.00% | 4.71% |
| 2007: Quarter 1 | 8.25% | 5.04% | 4.90% | 4.65% |
| Quarter 2 | 8.25% | 4.82% | 4.91% | 5.03% |
| Quarter 3 | 7.75% | 3.82% | 4.05% | 4.59% |
| Quarter 4 | 7.25% | 3.36% | 3.34% | 3.91% |
| 2008: Quarter 1 | 5.25% | 1.38% | 1.55% | 3.45% |
| Quarter 2 | 5.00% | 1.90% | 2.36% | 3.99% |
| Quarter 3 | 5.00% | 0.92% | 1.78% | 3.85% |
| Quarter 4 | 3.25% | 0.11% | 0.37% | 2.25% |
| 2009: Quarter 1 | 3.25% | 0.21% | 0.57% | 2.71% |
| Quarter 2 | 3.25% | 0.19% | 0.56% | 3.53% |
| Quarter 3 | 3.25% | 0.14% | 0.40% | 3.31% |
| Quarter 4 | 3.25% | 0.06% | 0.47% | 3.85% |
| 2010: Quarter 1 | 3.25% | 0.16% | 0.41% | 3.84% |
| Quarter 2 | 3.25% | 0.18% | 0.32% | 2.97% |
| Quarter 3 | 3.25% | 0.18% | 0.32% | 2.97% |
| Quarter 4 | 3.25% | 0.12% | 0.29% | 3.30% |
| 2011: Quarter 1 | 3.25% | 0.09% | 0.30% | 3.47% |
| Quarter 2 | 3.25% | 0.03% | 0.19% | 3.18% |
| Quarter 3 | 3.25% | 0.02% | 0.13% | 1.92% |
| Quarter 4 | 3.25% | 0.02% | 0.12% | 1.89% |
| 2012: Quarter 1 | 3.25% | 0.07% | 0.19% | 2.23% |
| Quarter 2 | 3.25% | 0.09% | 0.21% | 1.67% |
| Quarter 3 | 3.25% | 0.10% | 0.17% | 1.65% |
| Quarter 4 | 3.25% | 0.05% | 0.16% | 1.78% |
| 2013: Quarter 1 | 3.25% | 0.07% | 0.14% | 1.87% |
| Quarter 2 | 3.25% | 0.04% | 0.15% | 2.52% |
| Quarter 3 | 3.25% | 0.02% | 0.10% | 2.64% |
| Quarter 4 | 3.25% | 0.07% | 0.13% | 3.04% |
| 2014: Quarter 1 | 3.25% | 0.05% | 0.13% | 2.73% |
| Quarter 2 | 3.25% | 0.04% | 0.11% | 2.53% |
| As of Aug. 8, 2014 | 3.25% | 0.03% | 0.10% | 2.44% |

(1) End of period data.

Sources: Federal Reserve and The Wall Street Journal.

## EXHIBIT III-1

## General Characteristics of Publicly-Traded Institutions

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
August 8, 2014

| Ticker | Financial Institution | Exchange | Region | City | State | Total Assets ($Mil) | | Offices | Fiscal Mth End | Conv. Date | As of August 8, 2014 Stock Price ($) | As of August 8, 2014 Market Value ($Mil) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ALLB | Alliance Bancorp of Penn | NASDAQ | MA | Broomall | PA | $431 | (1) | 8 | Dec | 1/18/11 | $ 15.70 | $ 63 |
| ANCB | Anchor Bancorp | NASDAQ | WE | Lacey | WA | 389 | | 11 | Jun | 1/26/11 | 19.13 | 49 |
| ASBB | ASB Bncp Inc | NASDAQ | SE | Asheville | NC | 754 | | 13 | Dec | 10/12/11 | 19.02 | 83 |
| AF | Astoria Financial Corp | NYSE | MA | Lake Success | NY | 15,742 | | 85 | Dec | 11/18/93 | 12.93 | 1,287 |
| AFCB | Athens Bancshares Corporation | NASDAQ | SE | Athens | TN | 299 | | 7 | Dec | 1/7/10 | 23.80 | 43 |
| ACFC | Atlantic Coast Financial Corp. | NASDAQ | SE | Jacksonville | FL | 710 | | 12 | Dec | 2/4/11 | 4.13 | 64 |
| BKMU | Bank Mutual Corp. | NASDAQ | MW | Brown Deer | WI | 2,336 | | 77 | Dec | 10/30/03 | 6.11 | 284 |
| BFIN | BankFinancial Corp | NASDAQ | MW | Burr Ridge | IL | 1,442 | | 20 | Dec | 6/24/05 | 10.43 | 220 |
| BHBK | Blue Hills Bancorp Inc | NASDAQ | NE | Norwood | MA | 1,823 | | 9 | Dec | 7/22/14 | 12.35 | 352 |
| BOFI | BofI Holding Inc. | NASDAQ | WE | San Diego | CA | 4,403 | | 1 | Jun | 3/14/05 | 79.51 | 1,149 |
| BYFC | Broadway Financial Corp. | NASDAQ | WE | Los Angeles | CA | 335 | | 4 | Dec | 1/9/96 | 1.75 | 34 |
| BLMT | BSB Bancorp Inc | NASDAQ | NE | Belmont | MA | 1,222 | | 6 | Dec | 10/5/11 | 17.20 | 156 |
| CBNJ | Cape Bancorp Inc. | NASDAQ | MA | Cape May Court House | NJ | 1,092 | | 15 | Dec | 2/1/08 | 10.16 | 118 |
| CFFN | Capitol Federal Financial Inc | NASDAQ | MW | Topeka | KS | 9,031 | | 47 | Sep | 12/22/10 | 11.97 | 1,700 |
| CARV | Carver Bancorp Inc. | NASDAQ | MA | New York | NY | 640 | (1) | 10 | Mar | 10/25/94 | 9.07 | 34 |
| CFBK | Central Federal Corp. | NASDAQ | MW | Worthington | OH | 259 | (1) | 5 | Dec | 12/30/98 | 1.42 | 23 |
| CHFN | Charter Financial Corp | NASDAQ | SE | West Point | GA | 1,040 | | 17 | Sep | 4/9/13 | 10.89 | 217 |
| CHEV | Cheviot Financial | NASDAQ | MW | Cheviot | OH | 581 | | 12 | Dec | 1/18/12 | 12.84 | 88 |
| CBNK | Chicopee Bancorp Inc | NASDAQ | NE | Chicopee | MA | 607 | | 9 | Dec | 7/20/06 | 15.75 | 85 |
| CSBK | Clifton Bancorp Inc | NASDAQ | MA | Clifton | NJ | 1,232 | | 12 | Mar | 4/2/14 | 12.43 | 331 |
| CMSB | CMS Bancorp Inc. | NASDAQ | MA | White Plains | NY | 267 | (1) | 6 | Sep | 4/4/07 | 12.00 | 22 |
| CWAY | Coastway Bncp, Inc | NASDAQ | NE | Cranston | RI | 418 | (1) | 11 | Dec | 1/16/14 | 11.05 | 55 |
| COBK | Colonial Financial Services | NASDAQ | MA | Vineland | NJ | 657 | (1) | 9 | Dec | 7/13/10 | 12.50 | 48 |
| DCOM | Dime Community Bancshares Inc. | NASDAQ | MA | Brooklyn | NY | 4,302 | | 25 | Dec | 6/26/96 | 15.03 | 554 |
| EBMT | Eagle Bancorp Montana, Inc | NASDAQ | WE | Helena | MT | 639 | | 13 | Jun | 4/5/10 | 10.74 | 42 |
| ESBF | ESB Financial Corp | NASDAQ | MA | Ellwood City | PA | 1,940 | | 23 | Dec | 6/13/90 | 12.85 | 228 |
| ESSA | ESSA Bancorp Inc. | NASDAQ | MA | Stroudsburg | PA | 1,559 | | 27 | Sep | 4/4/07 | 11.72 | 138 |
| EVER | EverBank Financial | NYSE | SE | Jacksonville | FL | 19,754 | | 15 | Dec | 5/2/12 | 18.67 | 2,295 |
| FCAP | First Capital Inc | NASDAQ | MW | Corydon | IN | 460 | | 13 | Dec | 1/4/99 | 21.10 | 59 |
| FCLF | First Clover Leaf Fin Corp. | NASDAQ | MW | Edwardsville | IL | 634 | (1) | 6 | Dec | 7/11/06 | 9.25 | 65 |
| FBNK | First Connecticut Bancorp, Inc | NASDAQ | NE | Farmington | CT | 2,268 | | 25 | Dec | 6/30/11 | 15.57 | 250 |
| FDEF | First Defiance Financial | NASDAQ | MW | Defiance | OH | 2,151 | | 32 | Dec | 10/2/95 | 27.90 | 264 |
| FFNM | First Fed of Northern Mi Bncp | NASDAQ | MW | Alpena | MI | 220 | | 9 | Dec | 4/4/05 | 5.59 | 16 |
| FFNW | First Financial Northwest Inc | NASDAQ | WE | Renton | WA | 899 | | 1 | Dec | 10/10/07 | 10.83 | 170 |
| FSFG | First Savings Financial Group | NASDAQ | MW | Clarksville | IN | 702 | | 16 | Sep | 10/7/08 | 24.02 | 52 |
| FBC | Flagstar Bancorp Inc. | NYSE | MW | Troy | MI | 9,933 | | 106 | Dec | 4/30/97 | 18.07 | 1,016 |
| FXCB | Fox Chase Bancorp Inc | NASDAQ | MA | Hatboro | PA | 1,105 | | 10 | Dec | 6/29/10 | 17.04 | 206 |
| FSBW | FS Bancorp Inc. | NASDAQ | WE | Mountlake Terrace | WA | 436 | | 8 | Dec | 7/10/12 | 17.20 | 56 |
| GTWN | Georgetown Bancorp Inc | NASDAQ | NE | Georgetown | MA | 265 | | 3 | Dec | 7/12/12 | 15.96 | 29 |
| HBK | Hamilton Bancorp Inc | NASDAQ | MA | Towson | MD | 301 | | 5 | Mar | 10/10/12 | 13.62 | 47 |
| HBNK | Hampden Bancorp Inc | NASDAQ | NE | Springfield | MA | 701 | | 10 | Jun | 1/17/07 | 17.11 | 97 |
| HBOS | Heritage Financial Group Inc. | NASDAQ | SE | Albany | GA | 1,487 | | 28 | Dec | 11/30/10 | 19.78 | 155 |
| HFFC | HF Financial Corp. | NASDAQ | MW | Sioux Falls | SD | 1,275 | | 28 | Jun | 4/8/92 | 13.35 | 94 |
| HIFS | Hingham Instit. for Savings | NASDAQ | NE | Hingham | MA | 1,481 | | 12 | Dec | 12/20/88 | 83.75 | 178 |
| HMNF | HMN Financial Inc. | NASDAQ | MW | Rochester | MN | 610 | | 11 | Dec | 6/30/94 | 11.79 | 53 |
| HBCP | Home Bancorp Inc. | NASDAQ | SW | Lafayette | LA | 1,259 | | 28 | Dec | 10/3/08 | 21.82 | 155 |
| HFBL | Home Fedl Bncp Inc. LA | NASDAQ | SW | Shreveport | LA | 330 | | 4 | Jun | 12/22/10 | 18.87 | 42 |
| HMST | HomeStreet Inc. | NASDAQ | WE | Seattle | WA | 3,236 | | 33 | Dec | 2/10/12 | 17.14 | 255 |
| HTBI | HomeTrust Bancshares Inc. | NASDAQ | SE | Asheville | NC | 2,074 | | 35 | Jun | 7/11/12 | 15.16 | 313 |
| IROQ | IF Bancorp Inc. | NASDAQ | MW | Watseka | IL | 578 | (1) | 6 | Jun | 7/8/11 | 16.85 | 75 |
| ISBC | Investors Bancorp Inc | NASDAQ | MA | Short Hills | NJ | 17,457 | | 133 | Dec | 5/8/14 | 10.38 | 3,719 |
| JXSB | Jacksonville Bancorp | NASDAQ | MW | Jacksonville | IL | 309 | | 8 | Dec | 7/15/10 | 22.50 | 41 |
| LPSB | La Porte Bancorp Inc | NASDAQ | MW | La Porte | IN | 535 | | 7 | Dec | 10/5/12 | 11.21 | 65 |
| LABC | Louisiana Bancorp Inc | NASDAQ | SW | Metairie | LA | 317 | | 4 | Dec | 7/10/07 | 20.60 | 56 |
| MCBK | Madison County Financial Inc. | NASDAQ | MW | Madison | NE | 258 | (1) | 5 | Dec | 10/4/12 | 18.52 | 57 |
| MLVF | Malvern Bancorp Inc | NASDAQ | MA | Paoli | PA | 578 | | 8 | Sep | 10/12/12 | 11.03 | 72 |
| EBSB | Meridian Bancorp Inc. | NASDAQ | NE | East Boston | MA | 3,056 | | 27 | Dec | 7/29/14 | 10.63 | 581 |
| CASH | Meta Financial Group Inc | NASDAQ | MW | Sioux Falls | SD | 1,923 | | 13 | Sep | 9/20/93 | 40.06 | 248 |
| NASB | NASB Financial Inc. | NASDAQ | MW | Grandview | MO | 1,207 | | 0 | Sep | 9/27/85 | 23.16 | 182 |
| NVSL | Naugatuck Valley Finl | NASDAQ | NE | Naugatuck | CT | 512 | | 9 | Dec | 6/30/11 | 8.15 | 57 |
| NHTB | New Hampshire Thrift Bncshrs | NASDAQ | NE | Newport | NH | 1,491 | | 38 | Dec | 5/27/86 | 14.64 | 121 |
| NYCB | New York Community Bancorp | NYSE | MA | Westbury | NY | 48,605 | | 277 | Dec | 11/23/93 | 15.60 | 6,861 |
| NFBK | Northfield Bancorp Inc | NASDAQ | MA | Woodbridge | NJ | 2,690 | | 30 | Dec | 1/25/13 | 13.01 | 690 |
| NWBI | Northwest Bancshares, Inc | NASDAQ | MA | Warren | PA | 7,902 | | 167 | Dec | 12/18/09 | 12.33 | 1,171 |
| OSHC | Ocean Shore Holding Co. | NASDAQ | MA | Ocean City | NJ | 1,013 | | 11 | Dec | 12/21/09 | 14.70 | 99 |
| OCFC | OceanFirst Financial Corp. | NASDAQ | MA | Toms River | NJ | 2,329 | | 24 | Dec | 7/3/96 | 16.44 | 282 |
| ONFC | Oneida Financial Corp | NASDAQ | MA | Oneida | NY | 778 | | 13 | Dec | 7/7/10 | 13.46 | 93 |
| ORIT | Oritani Financial Corp. | NASDAQ | MA | Township of Washington | NJ | 3,140 | | 26 | Jun | 6/24/10 | 14.91 | 678 |
| PBCT | People's United Financial Inc. | NASDAQ | NE | Bridgeport | CT | 33,921 | | 409 | Dec | 4/16/07 | 14.51 | 4,464 |
| PBSK | Poage Bankshares Inc | NASDAQ | MW | Ashland | KY | 435 | (1) | 10 | Dec | 9/13/11 | 14.50 | 57 |
| PBCP | Polonia Bncp, Inc | NASDAQ | MA | Huntingdon Valley | PA | 290 | | 5 | Dec | 11/13/12 | 10.54 | 36 |
| PROV | Provident Financial Holdings | NASDAQ | WE | Riverside | CA | 1,106 | | 15 | Jun | 6/28/96 | 14.60 | 138 |
| PFS | Provident Financial Services | NYSE | MA | Jersey City | NJ | 8,449 | | 89 | Dec | 1/16/03 | 16.87 | 1,095 |
| PBIP | Prudential Bancorp Inc. | NASDAQ | MA | Philadelphia | PA | 512 | | 7 | Sep | 10/10/13 | 11.60 | 111 |
| PULB | Pulaski Financial Corp | NASDAQ | MW | Saint Louis | MO | 1,374 | | 13 | Sep | 12/3/98 | 11.60 | 140 |
| RVSB | Riverview Bancorp Inc | NASDAQ | WE | Vancouver | WA | 825 | | 18 | Mar | 10/1/97 | 3.78 | 85 |
| SVBI | Severn Bancorp Inc. | NASDAQ | MA | Annapolis | MD | 769 | | 4 | Dec | 1/0/00 | 4.60 | 46 |
| SIFI | SI Financial Group Inc. | NASDAQ | NE | Willimantic | CT | 1,354 | | 26 | Dec | 1/13/11 | 11.11 | 142 |
| SMPL | Simplicity Bancorp Inc | NASDAQ | WE | Covina | CA | 861 | (1) | 8 | Jun | 11/19/10 | 16.40 | 121 |
| SIBC | State Investors Bancorp Inc. | NASDAQ | SW | Metairie | LA | 270 | | 4 | Dec | 7/7/11 | 18.01 | 37 |
| SBCP | Sunshine Bancorp Inc | NASDAQ | SE | Plant City | FL | 201 | (1) | 6 | Dec | 7/15/14 | 11.88 | 50 |
| TBNK | Territorial Bancorp Inc | NASDAQ | WE | Honolulu | HI | 1,648 | | 26 | Dec | 7/13/09 | 20.86 | 204 |
| TSBK | Timberland Bancorp Inc. | NASDAQ | WE | Hoquiam | WA | 728 | | 22 | Sep | 1/13/98 | 10.80 | 76 |
| TRST | TrustCo Bank Corp NY | NASDAQ | MA | Glenville | NY | 4,589 | | 140 | Dec | 1/0/00 | 6.66 | 631 |
| UCBA | United Community Bancorp | NASDAQ | MW | Lawrenceburg | IN | 530 | | 8 | Jun | 1/10/13 | 11.63 | 59 |
| UCFC | United Community Finl Corp | NASDAQ | MW | Youngstown | OH | 1,790 | | 33 | Dec | 7/9/98 | 4.41 | 222 |
| UBNK | United Financial Bancorp | NASDAQ | NE | Glastonbury | CT | 5,169 | | 60 | Dec | 3/4/11 | 12.76 | 674 |
| WSBF | Waterstone Financial Inc. | NASDAQ | MW | Wauwatosa | WI | 1,602 | | 11 | Dec | 1/23/14 | 11.34 | 390 |
| WAYN | Wayne Savings Bancshares | NASDAQ | MW | Wooster | OH | 415 | | 12 | Dec | 1/9/03 | 12.96 | 37 |
| WEBK | Wellesley Bancorp | NASDAQ | NE | Wellesley | MA | 494 | | 4 | Dec | 1/26/12 | 18.75 | 46 |
| WBB | Westbury Bancorp Inc | NASDAQ | MW | West Bend | WI | 656 | | 9 | Sep | 4/10/13 | 15.21 | 78 |
| WFD | Westfield Financial Inc. | NASDAQ | NE | Westfield | MA | 1,266 | | 13 | Dec | 1/4/07 | 7.06 | 136 |
| WBKC | Wolverine Bancorp Inc. | NASDAQ | MW | Midland | MI | 314 | (1) | 4 | Dec | 1/20/11 | 22.25 | 51 |
| WSFS | WSFS Financial Corp. | NASDAQ | MA | Wilmington | DE | 4,613 | | 43 | Dec | 11/26/86 | 72.84 | 650 |
| WVFC | WVS Financial Corp. | NASDAQ | MA | Pittsburgh | PA | 310 | | 6 | Jun | 11/29/93 | 10.81 | 22 |
| BNCL | Beneficial Mutual Bncp (MHC) | NASDAQ | MA | Philadelphia | PA | 4,426 | | 59 | Dec | 7/16/07 | 13.56 | 1,021 |
| GCBC | Greene County Bncp Inc. (MHC) | NASDAQ | MA | Catskill | NY | 674 | | 14 | Jun | 12/30/98 | 26.45 | 111 |
| KRNY | Kearny Financial Corp. (MHC) | NASDAQ | MA | Fairfield | NJ | 3,510 | | 42 | Jun | 2/24/05 | 15.37 | 1,034 |
| KFFB | Kentucky First Federal (MHC) | NASDAQ | MW | Frankfort | KY | 306 | (1) | 7 | Jun | 3/3/05 | 8.26 | 70 |
| LSBK | Lake Shore Bancorp Inc. (MHC) | NASDAQ | MA | Dunkirk | NY | 491 | | 11 | Dec | 4/4/06 | 12.30 | 73 |
| MGYR | Magyar Bancorp Inc. (MHC) | NASDAQ | MA | New Brunswick | NJ | 533 | | 6 | Sep | 1/24/06 | 7.95 | 46 |
| MSBF | MSB Financial Corp. (MHC) | NASDAQ | MA | Millington | NJ | 345 | (1) | 5 | Jun | 1/5/07 | 8.49 | 43 |
| NECB | NorthEast Community Bncp (MHC) | NASDAQ | MA | White Plains | NY | 464 | (1) | 9 | Dec | 7/6/06 | 6.94 | 84 |
| OFED | Oconee Federal Financial Corp. | NASDAQ | SE | Seneca | SC | 360 | (1) | 4 | Jun | 1/14/11 | 16.90 | 99 |
| PBHC | Pathfinder Bancorp Inc (MHC) | NASDAQ | MA | Oswego | NY | 645 | | 18 | Dec | 11/16/95 | 14.57 | 38 |
| PSBH | PSB Holdings Inc (MHC) | NASDAQ | NE | Putnam | CT | 458 | (1) | 8 | Jun | 10/5/04 | 6.60 | 44 |
| TFSL | TFS Financial Corp (MHC) | NASDAQ | MW | Cleveland | OH | 11,718 | | 38 | Sep | 4/23/07 | 13.08 | 4,150 |

(1) As of March 31, 2014

Source: SNL Financial, LC

**EXHIBIT III-2**

**Public Market Pricing of Mid-Atlantic Thrift Institutions**

Exhibit III-2
Public Market Pricing Versus Peer Group
Mid-Atlantic Companies
As of August 8, 2014

| | | | | Market Capitalization | | Per Share Data | | Pricing Ratios(2) | | | | | Dividends(3) | | | Financial Characteristics(5) | | | | Reported | | Core | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Price/ Share ($) | Market Value ($Mil) | Core 12 Month EPS(1) ($) | Book Value/ Share ($) | P/E (x) | P/B (%) | P/A (%) | P/TB (%) | P/Core (x) | Amount/ Share ($) | Yield (%) | Payout Ratio(4) (%) | Total Assets ($Mil) | Equity/ Assets (%) | Tang. Eq./ T. Assets (%) | NPAs/ Assets (%) | ROAA (%) | ROAE (%) | ROAA (%) | ROAE (%) |
| **All Non-MHC Public Companies(6)** | | | | | | | | | | | | | | | | | | | | | | | |
| Averages | | | | $16.11 | $402.94 | $0.87 | $15.46 | 17.73x | 107.44% | 13.13% | 117.36% | 17.65x | $0.30 | 1.89% | 54.24% | $2,893 | 13.24% | 12.72% | 2.23% | 0.57% | 4.56% | 0.57% | 4.61% |
| Median | | | | $13.46 | $110.74 | $0.63 | $14.40 | 17.07x | 94.49% | 12.45% | 98.73% | 16.88x | $0.24 | 1.75% | 41.40% | $899 | 12.54% | 11.44% | 1.72% | 0.58% | 4.49% | 0.63% | 4.44% |
| **Comparable Group** | | | | | | | | | | | | | | | | | | | | | | | |
| Averages | | | | $14.67 | $690.44 | $0.63 | $13.86 | 18.58x | 118.22% | 13.80% | 135.86% | 18.88x | $0.34 | 2.37% | 59.72% | $4,758 | 13.75% | 13.07% | 2.15% | 0.32% | 2.67% | 0.32% | 2.48% |
| Medians | | | | $12.68 | $171.70 | $0.57 | $13.21 | 15.86x | 98.36% | 12.92% | 105.95% | 15.56x | $0.27 | 2.26% | 48.98% | $1,168 | 12.02% | 10.71% | 1.48% | 0.50% | 4.71% | 0.64% | 4.77% |
| **Comparable Group** | | | | | | | | | | | | | | | | | | | | | | | |
| ALLB | Alliance Bancorp of Penn | (7) | PA | $15.70 | $63.23 | $0.33 | $15.93 | NM | 98.55% | 15.26% | 98.55% | NM | $0.24 | 1.53% | 63.64% | $431 | 15.49% | 15.49% | NA | 0.35% | 2.03% | 0.35% | 2.03% |
| AF | Astoria Financial Corp. | | NY | $12.93 | $1,287.25 | $0.83 | $14.54 | 15.58x | 88.92% | 8.25% | 101.96% | 15.58x | $0.16 | 1.24% | 19.28% | $15,742 | 10.02% | 8.95% | 2.85% | 0.57% | 6.04% | 0.57% | 6.04% |
| CBNJ | Cape Bancorp Inc. | | NJ | $10.16 | $116.08 | $0.54 | $12.09 | 17.52x | 84.01% | 10.83% | 100.21% | 18.90x | $0.24 | 2.36% | 41.38% | $1,082 | 12.89% | 11.03% | 1.48% | 0.60% | 4.60% | 0.56% | 4.23% |
| CARV | Carver Bancorp Inc. | (7) | NY | $9.07 | $33.52 | ($0.09) | $1.74 | NM | 522.15% | 5.63% | 522.15% | NM | $0.00 | 0.00% | NM | $640 | 8.00% | 8.00% | 3.94% | -0.16% | -1.75% | -0.07% | -0.83% |
| CSBK | Clifton Bancorp Inc | | NJ | $12.43 | $331.03 | $0.24 | $13.40 | NM | 92.73% | 26.84% | 92.73% | NM | $0.24 | 1.93% | 99.47% | $1,232 | 28.94% | 28.94% | NA | 0.55% | 2.74% | 0.55% | 2.74% |
| CMSB | CMS Bancorp Inc. | (7) | NY | $12.00 | $22.35 | $0.41 | $11.68 | 23.08x | 102.73% | 8.40% | 102.73% | 29.35x | NA | NA | NM | $267 | 8.70% | 8.70% | NA | 0.38% | 4.38% | 0.31% | 3.52% |
| COBK | Colonial Financial Services | (7) | NJ | $12.50 | $48.25 | ($0.79) | $15.96 | NM | 78.30% | 8.67% | 78.30% | NM | NA | NA | NM | $557 | 11.07% | 11.07% | 5.19% | -0.38% | -3.63% | -0.49% | -4.68% |
| DCOM | Dime Community Bancshares Inc. | | NY | $15.03 | $553.96 | $1.15 | $12.17 | 12.96x | 123.51% | 12.88% | 141.00% | 13.09x | $0.56 | 3.73% | 48.28% | $4,302 | 10.43% | 9.25% | 0.51% | 1.01% | 9.56% | 1.00% | 9.47% |
| ESBF | ESB Financial Corp. | | PA | $12.85 | $228.25 | $0.92 | NA | 13.67x | 115.77% | NA | 148.46% | 14.00x | $0.40 | 3.11% | 42.55% | $1,940 | 10.48% | NA | NA | 0.89% | 9.00% | 0.87% | NA |
| ESSA | ESSA Bancorp Inc. | | PA | $11.72 | $137.81 | $0.83 | $14.49 | 15.63x | 80.90% | 8.89% | 87.46% | 14.17x | $0.28 | 2.39% | 32.00% | $1,559 | 10.99% | 10.25% | NA | 0.56% | 4.82% | 0.64% | 5.32% |
| FXCB | Fox Chase Bancorp Inc. | | PA | $17.04 | $205.60 | $0.60 | $14.71 | 26.40x | 115.82% | 18.68% | 115.82% | 28.40x | $0.48 | 2.82% | 93.33% | $1,105 | 16.13% | 16.13% | 1.04% | 0.83% | 3.96% | 0.63% | 3.96% |
| HBK | Hamilton Bancorp Inc | | MD | $13.62 | $46.52 | ($0.44) | $17.50 | NM | 77.83% | 15.47% | 81.69% | NM | NA | NA | NM | $301 | 19.87% | 19.11% | NA | -0.46% | -2.23% | -0.49% | -2.36% |
| ISBC | Investors Bancorp Inc | | NJ | $10.38 | $3,718.84 | $0.36 | $9.82 | 30.53x | 105.88% | 21.30% | 284.26% | 28.63x | $0.16 | 1.54% | 29.07% | $17,457 | 20.16% | NA | 0.85% | 0.69% | 6.69% | 0.73% | 7.02% |
| MLVF | Malvern Bancorp Inc | | PA | $11.03 | $72.34 | ($2.79) | NA | NM | 96.11% | NA | 96.11% | NM | $0.11 | 0.00% | NM | $576 | 13.26% | 13.26% | 1.03% | -3.10% | -23.61% | -2.94% | -22.37% |
| NYCB | New York Community Bancorp | | NY | $15.50 | $5,861.08 | $1.06 | $13.01 | 14.62x | 119.10% | 14.12% | 207.09% | 14.64x | $1.00 | 6.45% | 94.34% | $48,605 | 11.85% | 7.18% | 0.33% | 1.01% | 8.24% | 1.01% | 8.22% |
| NFBK | Northfield Bancorp Inc. | | NJ | $13.01 | $690.04 | $0.39 | $12.23 | 34.24x | 106.35% | 25.65% | 109.17% | 33.72x | $0.28 | 2.15% | 65.78% | $2,690 | 24.12% | 23.65% | 1.51% | 0.77% | 2.92% | 0.78% | 2.96% |
| NWBI | Northwest Bancshares, Inc. | | PA | $12.33 | $1,170.91 | $0.65 | $11.30 | 17.37x | 109.16% | 14.82% | 131.13% | 18.83x | $0.52 | 4.22% | 228.17% | $7,902 | 13.57% | 11.56% | 1.92% | 0.82% | 5.82% | 0.75% | 5.36% |
| OSHC | Ocean Shore Holding Co. | | NJ | $14.70 | $99.36 | NA | $16.01 | 16.33x | 91.82% | 9.81% | 98.39% | NM | $0.24 | 1.63% | 26.67% | $1,013 | 10.68% | NA | NA | 0.57% | 5.57% | NA | NA |
| OCFC | OceanFirst Financial Corp. | | NJ | $16.44 | $281.85 | $1.15 | $12.59 | 16.78x | 130.59% | 12.10% | 130.59% | 14.26x | $0.48 | 2.92% | 48.98% | $2,329 | 9.27% | 9.27% | 2.95% | 0.73% | 7.78% | 0.86% | 9.17% |
| ONFC | Oneida Financial Corp. | | NY | $13.46 | $93.01 | $0.87 | $13.71 | 15.65x | 98.18% | 11.98% | 136.17% | 15.55x | $0.48 | 3.57% | 55.81% | $778 | 12.19% | 9.10% | NA | 0.81% | 6.56% | 0.81% | 6.63% |
| ORIT | Oritani Financial Corp. | | NJ | $14.91 | $676.40 | $0.94 | $11.57 | 15.86x | 128.90% | 21.60% | 128.90% | 15.87x | $0.70 | 4.69% | 101.06% | $3,140 | 16.76% | 16.76% | NA | 1.40% | 7.80% | 1.40% | 7.79% |
| PBCP | Polonia Bncp, Inc. | | PA | $10.54 | $35.83 | NA | $11.58 | NM | 91.02% | 11.97% | 91.02% | NM | NA | NA | NM | $299 | 13.15% | 13.15% | NA | -0.07% | -0.53% | NA | NA |
| PFS | Provident Financial Services | | NJ | $16.87 | $1,094.67 | $1.21 | $17.28 | 14.54x | 97.62% | 12.96% | 151.55% | 13.95x | $0.60 | 3.56% | 51.72% | $8,449 | 13.27% | NA | NA | 0.89% | 6.54% | 0.93% | 6.77% |
| PBIP | Prudential Bancorp Inc. | | PA | $11.60 | $110.74 | NA | $13.56 | NM | 85.55% | 21.63% | 85.55% | NM | $0.12 | 1.03% | 12.26% | $512 | 25.29% | 25.29% | NA | 0.41% | 1.99% | NA | NA |
| SVBI | Severn Bancorp Inc. | | MD | $4.60 | $46.34 | NA | $5.51 | NM | 83.48% | 6.08% | 83.99% | NM | $0.00 | 0.00% | NM | $789 | 10.42% | 10.36% | 6.24% | -3.19% | -29.51% | -3.18% | -29.41% |
| TRST | TrustCo Bank Corp NY | | NY | $6.68 | $630.54 | $0.45 | $4.07 | 14.42x | 163.75% | 13.74% | 163.99% | 14.80x | $0.26 | 3.94% | 56.62% | $4,589 | 8.39% | 8.38% | 1.25% | 0.97% | 12.01% | 0.94% | 11.70% |
| WSFS | WSFS Financial Corp. | | DE | $72.88 | $650.20 | $5.89 | $48.40 | 11.92x | 150.53% | 14.09% | 165.17% | 12.37x | $0.48 | 0.66% | 7.86% | $4,613 | 9.36% | 8.60% | 1.09% | 1.25% | 14.05% | 1.20% | 13.41% |
| WVFC | WVS Financial Corp. | | PA | $10.81 | $22.24 | $0.46 | $15.45 | 24.02x | 69.97% | 7.18% | 69.97% | 23.71x | $0.16 | 1.48% | 35.56% | $310 | 10.26% | 10.26% | NA | 0.30% | 2.86% | 0.30% | 2.90% |
| **MHCs** | | | | | | | | | | | | | | | | | | | | | | | |
| BNCL | Beneficial Mutual Bncp (MHC) | | PA | $13.56 | $1,021.27 | $0.21 | $8.11 | NM | 167.25% | 23.15% | 211.88% | NM | NA | NA | NM | $4,426 | 13.84% | 11.26% | 0.67% | 0.29% | 2.20% | 0.34% | 2.52% |
| GCBC | Greene County Bncp Inc. (MHC) | | NY | $28.45 | $111.45 | NA | $14.52 | 17.18x | 182.11% | 16.53% | 182.11% | NM | $0.72 | 2.72% | 45.78% | $674 | 9.08% | 9.08% | NA | 0.99% | 11.18% | NA | NA |
| KRNY | Kearny Financial Corp. (MHC) | | NJ | $15.37 | $1,033.91 | $0.17 | $7.35 | NM | 209.01% | 29.46% | 280.51% | NM | $0.00 | 0.00% | NM | $3,510 | 14.09% | NA | NA | 0.31% | 2.17% | 0.32% | 2.26% |
| LSBK | Lake Shore Bancorp Inc. (MHC) | | NY | $12.30 | $72.70 | $0.63 | NA | 18.92x | 107.85% | NA | 107.85% | 19.58x | $0.28 | 2.28% | 43.08% | $491 | 14.07% | 14.07% | NA | 0.76% | 5.60% | 0.74% | 5.41% |
| MGYR | Magyar Bancorp Inc. (MHC) | | NJ | $7.95 | $46.23 | $0.08 | $7.89 | NM | 100.79% | 8.67% | 100.79% | NM | NA | NA | NM | $533 | 8.61% | 8.61% | NA | 0.10% | 1.12% | 0.09% | 1.07% |
| MSBF | MSB Financial Corp. (MHC) | (7) | NJ | $8.49 | $42.54 | $0.19 | $8.08 | NM | 105.07% | 12.32% | 105.07% | NM | $0.00 | 0.00% | NM | $345 | 11.72% | 11.72% | 5.50% | 0.27% | 2.35% | 0.27% | 2.35% |
| NECB | NorthEast Community Bncp (MHC) | (7) | NY | $6.94 | $63.99 | $0.11 | $8.31 | NM | 83.53% | 18.62% | 84.41% | NM | $0.12 | 1.73% | 133.33% | $464 | 22.29% | 22.11% | 5.24% | 0.26% | 1.10% | 0.32% | 1.34% |
| PBHC | Pathfinder Bancorp Inc. (MHC) | | NY | $14.57 | $38.23 | $0.77 | $11.91 | 16.94x | 122.33% | 7.20% | 147.78% | 18.88x | $0.12 | 0.82% | 13.95% | $545 | 8.20% | NA | NA | 0.45% | 5.39% | 0.40% | 4.88% |
| **Under Acquisition** | | | | | | | | | | | | | | | | | | | | | | | |
| FFCO | FedFirst Financial Corp. | | PA | $21.55 | $49.91 | $0.84 | NA | NM | 97.95% | NA | 100.15% | 25.70x | $0.32 | 1.48% | 109.51% | $331 | 15.36% | NA | NA | 0.37% | 2.29% | 0.83% | NA |
| HCBK | Hudson City Bancorp Inc. | | NJ | $9.64 | $5,097.29 | $0.26 | $9.10 | 27.54x | 105.91% | 13.52% | 109.38% | 34.49x | $0.16 | 1.66% | 45.71% | $37,701 | 12.77% | 12.41% | 2.95% | 0.44% | 3.58% | 0.35% | 2.86% |
| OBAF | OBA Financial Services Inc | (7) | MD | $21.55 | $87.02 | $0.27 | $18.08 | NM | 119.20% | 21.64% | 119.20% | NM | NA | NA | NM | $402 | 18.15% | 18.15% | 1.75% | 0.27% | 1.46% | 0.27% | 1.46% |
| THRD | TF Financial Corp. | | PA | $41.92 | $132.29 | $2.13 | $31.15 | 23.29x | 134.59% | 15.74% | 141.34% | 19.67x | $0.48 | 1.15% | 25.56% | $840 | 11.69% | 11.20% | NA | 0.66% | 5.83% | 0.78% | 6.90% |

(1) Core income, on a diluted per-share basis. Core income is net income after taxes and before extraordinary items, less net income attributable to noncontrolling interest, gain on the sale of securities, amortization of intangibles, goodwill and nonrecurring items. Assumed tax rate is 35%.
(2) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings. P/E and P/Core =NM if the ratio is negative or above 35x.
(3) Indicated 12 month dividend, based on last quarterly dividend declared.
(4) Indicated 12 month dividend as a percent of trailing 12 month earnings.
(5) ROAA (return on average assets) and ROAE (return on average equity) are indicated ratios based on trailing 12 month earnings and average equity and assets balances.
(6) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(7) Financial data as of March 31, 2014.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

## EXHIBIT III-3

## Public Market Pricing of Northeast Thrift Institutions

Exhibit III-3
Public Market Pricing Versus Peer Group
Northeast Companies
As of August 8, 2014

| | | | | Market Capitalization | | Per Share Data | | Pricing Ratios(2) | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Price/ Share ($) | Market Value ($Mil) | Core 12 Month EPS(1) ($) | Book Value/ Share ($) | P/E (x) | P/B (%) | P/A (%) | P/TB (%) | P/Core (x) |
| All Non-MHC Public Companies(6) | | | | | | | | | | | | |
| Averages | | | | $16.11 | $402.94 | $0.87 | $15.46 | 17.73x | 107.44% | 13.13% | 117.36% | 17.65x |
| Median | | | | $13.46 | $110.74 | $0.63 | $14.40 | 17.07x | 94.49% | 12.45% | 98.73% | 16.88x |
| Comparable Group | | | | | | | | | | | | |
| Averages | | | | $17.90 | $463.89 | $0.99 | $16.22 | 20.20x | 110.15% | 12.14% | 123.39% | 18.56x |
| Medians | | | | $14.58 | $139.00 | $0.36 | $14.73 | 21.03x | 97.30% | 11.59% | 108.21% | 19.46x |
| Comparable Group | | | | | | | | | | | | |
| BHBK | Blue Hills Bancorp Inc | | MA | $12.35 | $351.57 | NA | NA | NM | NA | NA | NA | NM |
| BLMT | BSB Bancorp Inc. | | MA | $17.20 | $155.89 | $0.33 | NA | NM | 118.23% | NA | 118.23% | NM |
| CBNK | Chicopee Bancorp Inc. | | MA | $15.75 | $84.72 | ($0.03) | $16.63 | NM | 94.73% | 14.05% | 94.73% | NM |
| CWAY | Coastway Bncp, Inc. | (7) | RI | $11.05 | $54.69 | NA | $14.27 | NM | 77.46% | 13.08% | 77.46% | NM |
| FBNK | First Connecticut Bancorp, Inc | | CT | $15.57 | $250.25 | $0.36 | $14.39 | NM | 108.21% | 11.04% | 108.21% | NM |
| GTWN | Georgetown Bancorp Inc. | | MA | $15.96 | $29.17 | NA | $16.25 | 27.51x | 98.23% | 11.03% | 98.23% | NM |
| HBNK | Hampden Bancorp Inc. | | MA | $17.11 | $96.65 | $0.88 | $15.43 | 20.81x | 110.89% | 13.78% | 110.89% | 19.46x |
| HIFS | Hingham Instit. for Savings | | MA | $83.75 | $178.28 | $7.54 | $54.32 | 8.85x | 154.17% | 12.04% | 154.17% | 11.11x |
| EBSB | Meridian Bancorp Inc. | | MA | $10.63 | $581.48 | $0.26 | $4.81 | 29.24x | 220.90% | 16.93% | 233.08% | NM |
| NVSL | Naugatuck Valley Finl | | CT | $8.15 | $57.07 | ($0.47) | $8.38 | NM | 97.30% | 11.14% | 97.30% | NM |
| NHTB | New Hampshire Thrift Bncshrs | | NH | $14.64 | $120.65 | $1.15 | $15.74 | 13.07x | 92.98% | 8.22% | 161.34% | 12.70x |
| PBCT | People's United Financial Inc. | | CT | $14.51 | $4,463.71 | $0.82 | $15.07 | 17.91x | 96.29% | 13.16% | 177.09% | 17.65x |
| SIFI | SI Financial Group Inc. | | CT | $11.11 | $142.28 | $0.29 | $12.15 | NM | 91.45% | 10.51% | 104.17% | NM |
| UBNK | United Financial Bancorp | | CT | $12.76 | $673.96 | $0.57 | $12.36 | NM | 103.25% | 13.06% | 127.77% | 22.34x |
| WEBK | Wellesley Bancorp | | MA | $18.78 | $46.06 | $0.82 | $19.60 | 22.90x | 95.82% | 9.33% | 95.82% | 23.02x |
| WFD | Westfield Financial Inc. | | MA | $7.08 | $135.72 | $0.30 | $7.67 | 21.45x | 92.31% | 10.55% | 92.31% | 23.63x |
| MHCs | | | | | | | | | | | | |
| PSBH | PSB Holdings Inc. (MHC) | (7) | CT | $6.80 | $44.48 | $0.18 | $7.77 | NM | 87.51% | 9.72% | 101.37% | NM |
| Under Acquisition | | | | | | | | | | | | |
| PEOP | Peoples Federal Bancshares Inc | | MA | $19.52 | $121.83 | $0.34 | $16.62 | NM | 117.46% | 20.10% | 117.46% | NM |

| | Dividends(3) | | | Financial Characteristics(5) | | | | Reported | | Core | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Amount/ Share ($) | Yield (%) | Payout Ratio(4) (%) | Total Assets ($Mil) | Equity/ Assets (%) | Tang. Eq./ T. Assets (%) | NPAs/ Assets (%) | ROAA (%) | ROAE (%) | ROAA (%) | ROAE (%) |
| All Non-MHC Public Companies(6) | | | | | | | | | | | |
| Averages | $0.30 | 1.89% | 54.24% | $2,893 | 13.24% | 12.72% | 2.23% | 0.57% | 4.56% | 0.57% | 4.61% |
| Median | $0.24 | 1.75% | 41.40% | $899 | 12.54% | 11.44% | 1.72% | 0.58% | 4.49% | 0.63% | 4.44% |
| Comparable Group | | | | | | | | | | | |
| Averages | $0.34 | 1.94% | 80.24% | $3,504 | 11.45% | 10.59% | 1.37% | 0.38% | 3.82% | 0.40% | 3.77% |
| Medians | $0.26 | 1.53% | 40.78% | $1,320 | 11.33% | 10.35% | 0.71% | 0.40% | 3.50% | 0.43% | 3.93% |
| Comparable Group | | | | | | | | | | | |
| BHBK | NA | NA | NM | $1,823 | 9.66% | 6.95% | NA | 0.00% | 0.02% | 0.02% | 0.12% |
| BLMT | NA | NA | NM | $1,222 | 10.92% | 10.92% | NA | 0.27% | 2.23% | 0.27% | 2.23% |
| CBNK | $0.28 | 1.78% | NM | $607 | 14.83% | 14.83% | NA | -0.03% | -0.17% | -0.03% | -0.20% |
| CWAY | NA | NA | NM | $418 | 16.88% | 16.88% | 3.43% | NA | NA | NA | NA |
| FBNK | $0.16 | 1.03% | 35.14% | $2,268 | 10.20% | 10.20% | NA | 0.27% | 2.45% | 0.26% | 2.36% |
| GTWN | $0.17 | 1.07% | 28.45% | $265 | 11.23% | 11.23% | NA | 0.40% | 3.50% | NA | NA |
| HBNK | $0.32 | 1.87% | 31.33% | $701 | 12.42% | 12.42% | NA | 0.65% | 5.30% | 0.69% | 5.61% |
| HIFS | $1.08 | 1.29% | 14.38% | $1,481 | 7.81% | 7.81% | 0.65% | 1.49% | 18.96% | 1.19% | 15.11% |
| EBSB | NA | NA | NM | $3,056 | 8.57% | 8.16% | NA | 0.73% | 7.85% | 0.53% | 5.69% |
| NVSL | $0.00 | 0.00% | NM | $512 | 11.45% | 11.45% | NA | -0.84% | -7.05% | -0.63% | -5.26% |
| NHTB | $0.52 | 3.55% | 46.43% | $1,491 | 10.24% | 6.81% | NA | 0.66% | 6.34% | 0.69% | 6.55% |
| PBCT | $0.66 | 4.55% | 80.86% | $33,921 | 13.67% | 7.92% | NA | 0.75% | 5.30% | 0.76% | 5.37% |
| SIFI | $0.12 | 1.08% | 240.00% | $1,354 | 11.49% | 10.23% | 0.77% | 0.09% | 0.73% | 0.20% | 2.43% |
| UBNK | $0.40 | 3.13% | 250.00% | $5,159 | 12.65% | 10.48% | 0.62% | 0.06% | 0.49% | 0.64% | 4.95% |
| WEBK | $0.10 | 0.53% | 3.05% | $494 | 9.73% | 9.73% | NA | 0.42% | 4.11% | 0.41% | 4.09% |
| WFD | $0.24 | 3.39% | 72.73% | $1,288 | 11.43% | 11.43% | NA | 0.50% | 4.15% | 0.45% | 3.78% |
| MHCs | | | | | | | | | | | |
| PSBH | $0.16 | 0.00% | NM | $458 | 11.11% | 9.73% | NA | 0.23% | 2.10% | 0.25% | 2.26% |
| Under Acquisition | | | | | | | | | | | |
| PEOP | $0.20 | 1.02% | 126.47% | $606 | 17.11% | 17.11% | NA | 0.35% | 1.96% | 0.35% | 1.96% |

(1) Core income, on a diluted per-share basis. Core income is net income after taxes and before extraordinary items, less net income attributable to noncontrolling interest, gain on the sale of securities, amortization of intangibles, goodwill and nonrecurring items. Assumed tax rate is 35%.
(2) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings. P/E and P/Core =NM if the ratio is negative or above 35x.
(3) Indicated 12 month dividend, based on last quarterly dividend declared.
(4) Indicated 12 month dividend as a percent of trailing 12 month earnings.
(5) ROAA (return on average assets) and ROAE (return on average equity) are indicated ratios based on trailing 12 month earnings and average equity and assets balances.
(6) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(7) Financial data as of March 31, 2014.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

## EXHIBIT III-4

## Public Market Pricing of Midwest Thrift Institutions

Exhibit III-4
Public Market Pricing Versus Peer Group
Midwest Companies
As of August 8, 2014

| | | | | Market Capitalization: Price/ Share ($) | Market Capitalization: Market Value ($Mil) | Per Share Data: Core 12 Month EPS(1) ($) | Per Share Data: Book Value/ Share ($) | Pricing Ratios(2): P/E (x) | P/B (%) | P/A (%) | P/TB (%) | P/Core (x) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **All Non-MHC Public Companies(6)** | | | | | | | | | | | | |
| Averages | | | | $16.11 | $402.94 | $0.87 | $15.46 | 17.73x | 107.44% | 13.13% | 117.36% | 17.65x |
| Median | | | | $13.46 | $110.74 | $0.63 | $14.40 | 17.07x | 94.49% | 12.45% | 98.73% | 16.88x |
| **Comparable Group** | | | | | | | | | | | | |
| Averages | | | | $15.19 | $208.63 | $1.10 | $16.00 | 15.36x | 94.79% | 12.69% | 99.37% | 15.74x |
| Medians | | | | $12.96 | $74.61 | $0.63 | $14.32 | 15.43x | 91.74% | 12.43% | 94.96% | 15.42x |
| **Comparable Group** | | | | | | | | | | | | |
| BKMU | Bank Mutual Corp. | | WI | $6.11 | $284.48 | $0.26 | $6.14 | 23.50x | 99.54% | 12.19% | 99.60% | 23.26x |
| BFIN | BankFinancial Corp | | IL | $10.43 | $220.09 | $0.27 | $8.45 | NM | 123.43% | 15.26% | 124.93% | NM |
| CFFN | Capitol Federal Financial Inc | | KS | $11.97 | $1,700.18 | $0.51 | $10.53 | 23.47x | 113.69% | 16.87% | 113.69% | 23.47x |
| CFBK | Central Federal Corp. | (7) | OH | $1.42 | $22.50 | ($0.06) | $1.43 | NM | 99.12% | 8.69% | 99.12% | NM |
| CHEV | Cheviot Financial | | OH | $12.84 | $86.13 | $0.20 | $14.06 | NM | 91.29% | 14.82% | 103.04% | NM |
| FCAP | First Capital Inc. | | IN | $21.10 | $58.74 | NA | NA | 10.66x | 107.73% | NA | 119.54% | NM |
| FCLF | First Clover Leaf Fin Corp. | (7) | IL | $9.25 | $64.82 | $0.43 | $10.61 | 22.56x | 87.20% | 10.23% | 103.37% | 21.49x |
| FDEF | First Defiance Financial | | OH | $27.90 | $264.10 | $2.24 | $29.06 | 13.16x | 96.02% | 12.34% | 125.22% | 12.48x |
| FFNM | First Fed of Northern MI Bncp | | MI | $5.59 | $16.12 | $0.13 | $8.38 | NM | 66.73% | 7.34% | 66.73% | NM |
| FSFG | First Savings Financial Group | | IN | $24.02 | $52.30 | $2.33 | $31.48 | 10.35x | 76.31% | 7.64% | 88.96% | 10.32x |
| FBC | Flagstar Bancorp Inc | | MI | $18.07 | $1,016.24 | $2.80 | $19.90 | 10.33x | 90.82% | 10.51% | 90.82% | 6.46x |
| HFFC | HF Financial Corp. | | SD | $13.35 | $94.19 | $0.89 | $14.41 | 14.20x | 92.66% | 7.39% | 97.28% | 15.01x |
| HMNF | HMN Financial Inc. | | MN | $11.79 | $52.71 | $5.88 | $14.18 | 2.01x | 83.16% | 8.87% | 83.16% | 2.01x |
| IROQ | IF Bancorp Inc. | (7) | IL | $16.85 | $74.61 | $0.85 | $18.26 | 20.30x | 92.26% | 12.90% | 92.26% | 19.88x |
| JXSB | Jacksonville Bancorp | | IL | $22.50 | $41.10 | $1.49 | $24.17 | 14.06x | 93.09% | 13.29% | 99.23% | 15.06x |
| LPSB | La Porte Bancorp Inc | | IN | $11.21 | $64.58 | $0.65 | $14.32 | 16.48x | 78.25% | 12.07% | 87.44% | 17.22x |
| MCBK | Madison County Financial Inc. | (7) | NE | $18.52 | $56.81 | $0.98 | $19.86 | 19.49x | 93.25% | 19.81% | 94.96% | 18.83x |
| CASH | Meta Financial Group Inc. | | SD | $40.06 | $247.73 | $2.60 | $27.56 | 15.53x | 145.35% | 12.79% | 147.51% | 15.42x |
| NASB | NASB Financial Inc. | | MO | $23.15 | $182.14 | NA | $26.12 | 9.45x | 88.62% | 15.09% | 89.58% | NM |
| PBSK | Poage Bankshares Inc. | (7) | KY | $14.50 | $56.62 | $0.32 | $16.79 | NM | 86.34% | 13.01% | 89.74% | NM |
| PULB | Pulaski Financial Corp. | | MO | $11.80 | $140.15 | $0.55 | $9.10 | 21.48x | 127.47% | 10.24% | 132.22% | 21.26x |
| UCBA | United Community Bancorp | | IN | $11.63 | $58.63 | $0.45 | NA | 24.75x | 79.47% | NA | 82.96% | 25.75x |
| UCFC | United Community Finl Corp. | | OH | $4.41 | $221.56 | $0.96 | $4.66 | 4.64x | 94.66% | 12.43% | 94.71% | 4.58x |
| WSBF | Waterstone Financial Inc. | | WI | $11.34 | $390.28 | $0.31 | $13.31 | NM | 85.21% | 21.65% | 85.32% | NM |
| WAYN | Wayne Savings Bancshares | | OH | $12.96 | $36.69 | $0.86 | $14.13 | 15.43x | 91.74% | 8.63% | 95.86% | 15.08x |
| WBB | Westbury Bancorp Inc. | | WI | $15.21 | $78.36 | NA | $16.59 | NM | 91.68% | 14.61% | 91.68% | NM |
| WBKC | Wolverine Bancorp Inc. | (7) | MI | $22.25 | $51.04 | $0.60 | $26.43 | NM | 84.18% | 16.27% | 84.18% | NM |
| **MHCs** | | | | | | | | | | | | |
| KFFB | Kentucky First Federal (MHC) | (7) | KY | $8.26 | $70.41 | $0.27 | $7.63 | 30.59x | 105.43% | 23.12% | 134.50% | 30.59x |
| TFSL | TFS Financial Corp (MHC) | | OH | $13.68 | $4,150.15 | NA | $6.13 | NM | 223.08% | 35.51% | 224.25% | NM |
| **Under Acquisition** | | | | | | | | | | | | |
| LSBI | LSB Financial Corp. | (7) | IN | $40.01 | $62.73 | $1.53 | $26.35 | 26.15x | 151.86% | 17.13% | 151.86% | 26.15x |

| | Dividends(3): Amount/ Share ($) | Dividends(3): Yield (%) | Dividends(3): Payout Ratio(4) (%) | Financial Characteristics(5): Total Assets ($Mil) | Equity/ Assets (%) | Tang. Eq./ T. Assets (%) | NPAs/ Assets (%) | Reported: ROAA (%) | Reported: ROAE (%) | Core: ROAA (%) | Core: ROAE (%) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **All Non-MHC Public Companies(6)** | | | | | | | | | | | |
| Averages | $0.30 | 1.89% | 54.24% | $2,893 | 13.24% | 12.72% | 2.23% | 0.57% | 4.56% | 0.57% | 4.61% |
| Median | $0.24 | 1.75% | 41.40% | $899 | 12.54% | 11.44% | 1.72% | 0.58% | 4.49% | 0.63% | 4.44% |
| **Comparable Group** | | | | | | | | | | | |
| Averages | $0.27 | 1.76% | 50.92% | $1,544 | 13.87% | 13.41% | 2.14% | 0.88% | 6.60% | 0.82% | 6.53% |
| Medians | $0.24 | 1.73% | 39.29% | $610 | 13.44% | 13.13% | 1.99% | 0.62% | 4.54% | 0.59% | 4.49% |
| **Comparable Group** | | | | | | | | | | | |
| BKMU | $0.16 | 2.62% | 53.85% | $2,338 | 12.39% | 12.38% | 0.83% | 0.51% | 4.30% | 0.52% | 4.32% |
| BFIN | $0.08 | 0.77% | 20.00% | $1,442 | 12.36% | 12.23% | 1.75% | 0.34% | 2.77% | 0.37% | 2.99% |
| CFFN | $0.30 | 2.51% | 192.16% | $9,031 | 16.60% | 16.60% | NA | 0.81% | 4.64% | 0.81% | 4.64% |
| CFBK | $0.00 | 0.00% | NM | $259 | 8.76% | 8.76% | 4.10% | -0.13% | -1.43% | -0.41% | -4.52% |
| CHEV | $0.36 | 2.80% | 138.46% | $581 | 16.24% | 14.66% | NA | 0.29% | 1.85% | 0.23% | 1.45% |
| FCAP | $0.84 | 3.98% | 41.41% | $460 | NA | NA | 1.36% | 1.22% | NA | NA | NA |
| FCLF | $0.24 | 2.59% | 58.54% | $634 | 11.73% | 10.08% | 2.00% | 0.47% | 3.92% | 0.50% | 4.12% |
| FDEF | $0.60 | 2.15% | 30.66% | $2,151 | 12.85% | 10.16% | 2.87% | 1.01% | 7.89% | 1.07% | 8.32% |
| FFNM | $0.08 | 1.43% | 80.00% | $220 | 10.99% | 10.99% | NA | 0.14% | 1.30% | 0.19% | 1.69% |
| FSFG | $0.44 | 1.83% | 18.10% | $702 | 12.21% | 10.97% | 2.04% | 0.79% | 6.47% | 0.79% | 6.49% |
| FBC | $0.00 | 0.00% | NM | $9,933 | 13.95% | 13.95% | 5.33% | 1.16% | 9.19% | 1.52% | 12.13% |
| HFFC | $0.45 | 3.37% | 47.87% | $1,275 | 7.97% | 7.62% | 1.51% | 0.53% | 6.74% | 0.50% | 6.39% |
| HMNF | $0.00 | 0.00% | NM | $610 | 13.01% | 13.01% | NA | 4.79% | 37.80% | 4.79% | 37.80% |
| IROQ | $0.10 | 0.59% | 12.05% | $578 | 13.98% | 13.98% | 0.91% | 0.62% | 4.17% | 0.63% | 4.25% |
| JXSB | $0.32 | 1.42% | 19.69% | $309 | 14.28% | 13.52% | NA | 0.92% | 6.93% | 0.86% | 6.47% |
| LPSB | $0.16 | 1.43% | 23.53% | $535 | 15.42% | 14.03% | NA | 0.77% | 4.69% | 0.74% | 4.49% |
| MCBK | $0.24 | 1.30% | 25.26% | $288 | 21.25% | 20.95% | 0.14% | 0.98% | 4.44% | 1.02% | 4.60% |
| CASH | $0.52 | 1.30% | 20.16% | $1,923 | 8.80% | 8.66% | 0.27% | 0.85% | 10.67% | 0.86% | 10.74% |
| NASB | $0.40 | 1.73% | 32.65% | $1,207 | 17.03% | 16.68% | NA | 1.65% | 9.77% | NA | NA |
| PBSK | $0.20 | 1.38% | 83.33% | $435 | 15.06% | 14.58% | NA | 0.23% | 1.19% | 0.31% | 1.63% |
| PULB | $0.38 | 3.28% | 70.37% | $1,374 | 8.48% | 8.22% | NA | 0.56% | 6.11% | 0.56% | 6.12% |
| UCBA | $0.24 | 2.06% | 83.83% | $530 | 13.75% | NA | NA | 0.44% | 3.09% | 0.42% | 2.97% |
| UCFC | $0.04 | 0.91% | 1.05% | $1,790 | 13.13% | 13.13% | 2.84% | 2.75% | 25.28% | 2.79% | 25.60% |
| WSBF | $0.20 | 1.76% | 32.14% | $1,802 | 25.41% | 25.39% | 4.30% | 0.63% | 3.34% | 0.63% | 3.34% |
| WAYN | $0.36 | 2.78% | 39.29% | $415 | 9.63% | 9.25% | NA | 0.58% | 6.06% | 0.59% | 6.20% |
| WBB | NA | NA | NM | $556 | 15.94% | 15.94% | 1.98% | -0.26% | -1.59% | -0.19% | -1.13% |
| WBKC | NA | NA | 66.67% | $314 | 19.33% | 19.33% | 2.15% | 0.45% | 2.15% | 0.45% | 2.15% |
| **MHCs** | | | | | | | | | | | |
| KFFB | $0.40 | 4.84% | 148.15% | $306 | 21.93% | 18.05% | 2.83% | 0.74% | 3.51% | 0.74% | 3.51% |
| TFSL | $0.00 | 0.00% | NM | $11,716 | 15.92% | 15.85% | 2.28% | 0.58% | 3.51% | NA | NA |
| **Under Acquisition** | | | | | | | | | | | |
| LSBI | $0.36 | 0.90% | 20.92% | $366 | 11.28% | 11.28% | NA | 0.67% | 6.02% | 0.67% | 6.02% |

(1) Core income, on a diluted per-share basis. Core income is net income after taxes and before extraordinary items, less net income attributable to noncontrolling interest, gain on the sale of securities, amortization of intangibles, goodwill and nonrecurring items. Assumed tax rate is 35%.
(2) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings. P/E and P/Core =NM if the ratio is negative or above 35x.
(3) Indicated 12 month dividend, based on last quarterly dividend declared.
(4) Indicated 12 month dividend as a percent of trailing 12 month earnings.
(5) ROAA (return on average assets) and ROAE (return on average equity) are indicated ratios based on trailing 12 month earnings and average equity and assets balances.
(6) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(7) Financial data as of March 31, 2014.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

## EXHIBIT III-5

## Peer Group Market Area Comparative Analysis

## Exhibit III-5
## Peer Group Market Area Comparative Analysis

| Institution | County | Population 2010 (000) | Population 2014 (000) | Proj. Pop. 2019 (000) | 2010-2014 % Change | 2014-2019 % Change | Per Capita Income 2014 Amount ($) | Per Capita Income % State Average | Deposit Market Share(1) |
|---|---|---|---|---|---|---|---|---|---|
| Bank Mutual Corporation - WI | Milwaukee | 948 | 960 | 975 | 0.3% | 0.3% | 22,663 | 83.5% | 1.3% |
| Capitol Federal Financial - KS | Shawnee | 178 | 179 | 182 | 0.2% | 0.3% | 26,068 | 97.0% | 35.0% |
| Dime Community Bancshares - NY | Kings | 2,505 | 2,604 | 2,711 | 1.0% | 0.8% | 24,402 | 76.2% | 2.7% |
| Northfield Bancorp, Inc. - NJ | Middlesex | 810 | 832 | 857 | 0.7% | 0.6% | 33,903 | 96.5% | 1.3% |
| Northwest Bancshares - PA | Warren | 42 | 41 | 40 | -0.7% | -0.5% | 25,048 | 87.3% | 66.2% |
| OceanFirst Financial Corp. - NJ | Ocean | 577 | 583 | 591 | 0.3% | 0.3% | 28,873 | 82.2% | 10.2% |
| Oritani Financial Corp. - NJ | Bergen | 905 | 928 | 953 | 0.6% | 0.5% | 41,284 | 117.5% | 2.9% |
| Provident Financial Services - NJ | Hudson | 634 | 663 | 694 | 1.1% | 0.9% | 33,075 | 94.1% | 3.3% |
| TrustCo Bank Corp. - NY | Schenectady | 155 | 155 | 157 | 0.1% | 0.2% | 28,614 | 89.4% | 36.0% |
| United Financial Bancorp - CT | Hartford | 894 | 899 | 904 | 0.1% | 0.1% | 34,006 | 91.2% | 3.9% |
| WSFS Financial Corp. - DE | New Castle | 538 | 551 | 570 | 0.6% | 0.7% | 33,670 | 108.8% | 1.4% |
| | **Averages:** | **744** | **763** | **785** | **0.4%** | **0.4%** | **30,146** | **93.1%** | **14.9%** |
| | **Medians:** | **634** | **663** | **694** | **0.3%** | **0.3%** | **28,873** | **91.2%** | **3.3%** |
| **Kearny Financial - NJ** | **Hudson** | **634** | **663** | **694** | **1.1%** | **0.9%** | **33,075** | **94.1%** | **1.6%** |
| | **New York MSA** | **19,567** | **19,985** | **20,476** | **0.5%** | **0.5%** | **34,561** | **107.9%** | **0.2%** |

(1) Total institution deposits in headquarters county as percent of total county deposits as of June 30, 2013.

Sources: SNL Financial LC, FDIC.

## EXHIBIT IV-1

**Stock Prices:**
**As of August 8, 2014**

Exhibit IV-1A
Weekly Thrift Market Line - Part One
Prices As of August 8, 2014

| | | | Market Capitalization | | | Price Change Data | | | | | | Current Per Share Financials | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | 52 Week (1) | | | % Change From | | | | | | | |
| | | | Price/ Share(1) ($) | Shares Outstanding (000) | Market Capitalization ($Mil) | High ($) | Low ($) | Last Wk ($) | Last Wk (%) | 52 Wks (2) (%) | MRY (2) (%) | LTM EPS (3) ($) | LTM Core EPS (3) ($) | BV/ Share ($) | TBV/ Share (4) ($) | Assets/ Share ($) |
| Financial Institution | | | | | | | | | | | | | | | | |
| ALLB | Alliance Bancorp of Penn | PA | 15.70 | 4,027 | 63.2 | 17.00 | 14.10 | 16.19 | -3.03 | 5.02 | 1.95 | 0.33 | 0.33 | 15.93 | 15.93 | 106.92 |
| ANCB | Anchor Bancorp | WA | 19.13 | 2,550 | 48.8 | 20.00 | 15.05 | 19.30 | -0.89 | 9.31 | 4.59 | 0.17 | 0.17 | 21.05 | 21.05 | 152.60 |
| ASBB | ASB Bncp Inc | NC | 19.02 | 4,378 | 83.3 | 21.98 | 16.61 | 19.68 | -3.35 | 11.82 | 10.26 | 0.50 | 0.44 | 21.08 | 21.06 | 172.32 |
| AF | Astoria Financial Corp. | NY | 12.93 | 99,555 | 1,287.2 | 14.67 | 11.97 | 12.69 | 1.89 | 1.81 | -6.51 | 0.83 | 0.83 | 14.54 | 12.68 | 158.12 |
| AFCB | Athens Bancshares Corporation | TN | 23.80 | 1,799 | 42.8 | 30.50 | 17.09 | 23.80 | 0.00 | 34.54 | 20.08 | 1.31 | NA | NA | NA | 166.27 |
| ACFC | Atlantic Coast Financial Corp. | FL | 4.13 | 15,509 | 64.1 | 4.69 | 3.00 | 4.20 | -1.67 | -3.73 | -4.62 | -1.40 | -1.24 | NA | NA | 45.79 |
| BKMU | Bank Mutual Corp. | WI | 6.11 | 46,559 | 284.5 | 7.35 | 5.74 | 6.04 | 1.16 | -4.08 | -12.84 | 0.26 | 0.26 | 6.14 | 6.13 | 50.21 |
| BFIN | BankFinancial Corp | IL | 10.43 | 21,102 | 220.1 | 11.74 | 8.16 | 10.21 | 2.15 | 17.19 | 13.86 | 0.25 | 0.27 | 8.45 | 8.35 | 68.35 |
| BHBK | Blue Hills Bancorp Inc | MA | 12.35 | 28,467 | 351.6 | 12.51 | 12.15 | 12.40 | -0.40 | NA | NA | NA | NA | NA | NA | 64.04 |
| BOFI | Bofl Holding Inc. | CA | 79.51 | 14,452 | 1,149.1 | 106.55 | 57.55 | 74.12 | 7.27 | 21.97 | 1.38 | 3.85 | 4.06 | 25.31 | NA | 304.67 |
| BYFC | Broadway Financial Corp. | CA | 1.75 | 20,247 | 35.4 | 2.95 | 0.75 | 2.00 | -12.50 | 130.26 | 88.29 | 0.10 | 0.01 | 1.32 | 1.32 | 16.53 |
| BLMT | BSB Bancorp Inc. | MA | 17.20 | 9,063 | 155.9 | 18.85 | 13.83 | 17.06 | 0.82 | 21.90 | 13.98 | 0.33 | 0.33 | NA | NA | 134.81 |
| CBNJ | Cape Bancorp Inc. | NJ | 10.16 | 11,822 | 118.1 | 11.26 | 8.95 | 10.13 | 0.30 | 7.29 | 0.00 | 0.56 | 0.54 | 12.09 | 10.14 | 93.94 |
| CFFN | Capitol Federal Financial Inc | KS | 11.97 | 142,037 | 1,700.2 | 13.21 | 11.61 | 11.82 | 1.27 | -5.62 | -1.16 | 0.51 | 0.51 | 10.53 | 10.53 | 63.58 |
| CARV | Carver Bancorp Inc. | NY | 9.07 | 3,696 | 33.5 | 17.87 | 5.21 | 9.22 | -1.63 | 66.73 | 29.76 | -0.23 | -0.09 | 1.74 | 1.74 | 173.12 |
| CFBK | Central Federal Corp. | OH | 1.42 | 15,824 | 22.5 | 1.75 | 1.20 | 1.42 | -0.14 | -5.20 | 6.92 | -0.02 | -0.06 | 1.43 | 1.43 | 16.37 |
| CHFN | Charter Financial Corp. | GA | 10.89 | 19,960 | 217.4 | 11.22 | 10.11 | 10.81 | 0.74 | 0.09 | 1.11 | 0.27 | 0.24 | 12.20 | 11.95 | 52.12 |
| CHEV | Cheviot Financial | OH | 12.84 | 6,708 | 86.1 | 12.85 | 9.78 | 12.61 | 1.82 | 17.05 | 24.66 | 0.26 | 0.20 | 14.06 | 12.46 | 86.62 |
| CBNK | Chicopee Bancorp Inc. | MA | 15.75 | 5,379 | 84.7 | 19.72 | 15.33 | 16.45 | -4.26 | -10.28 | -9.53 | -0.03 | -0.03 | 16.63 | 16.63 | 112.82 |
| CSBK | Clifton Bancorp Inc | NJ | 12.43 | 26,631 | 331.0 | 13.62 | 11.29 | 12.42 | 0.08 | -5.29 | -4.92 | 0.24 | 0.24 | 13.40 | 13.40 | 46.25 |
| CMSB | CMS Bancorp Inc. | NY | 12.00 | 1,863 | 22.4 | 12.45 | 7.68 | 11.98 | 0.17 | 31.13 | 29.17 | 0.52 | 0.41 | 11.68 | 11.68 | 143.59 |
| CWAY | Coastway Bncp, Inc. | RI | 11.05 | 4,949 | 54.7 | 11.24 | 10.04 | 10.95 | 0.91 | NA | NA | NA | NA | 14.27 | 14.27 | 84.50 |
| COBK | Colonial Financial Services | NJ | 12.50 | 3,869 | 48.3 | 15.00 | 10.11 | 12.31 | 1.58 | -11.16 | -6.02 | -0.61 | -0.79 | 15.96 | 15.98 | 144.20 |
| DCOM | Dime Community Bancshares Inc. | NY | 15.03 | 36,859 | 554.0 | 18.23 | 14.77 | 15.01 | 0.13 | -13.12 | -11.17 | 1.16 | 1.15 | 12.17 | 10.66 | 116.71 |
| EBMT | Eagle Bancorp Montana, Inc. | MT | 10.74 | 3,916 | 42.1 | 11.80 | 10.45 | 10.76 | -0.37 | -4.96 | -1.90 | 0.53 | 0.42 | 13.20 | 11.22 | 137.66 |
| ESBF | ESB Financial Corp. | PA | 12.85 | 17,782 | 228.2 | 15.00 | 11.82 | 12.38 | 3.98 | -2.73 | -9.51 | 0.94 | 0.92 | NA | NA | 109.25 |
| ESSA | ESSA Bancorp Inc. | PA | 11.72 | 11,758 | 137.8 | 11.89 | 10.20 | 11.62 | 0.86 | 3.44 | 1.38 | 0.75 | 0.83 | 14.49 | 13.40 | 132.60 |
| EVER | EverBank Financial | FL | 18.67 | 122,930 | 2,295.1 | 20.61 | 13.95 | 18.56 | 0.59 | 22.27 | 1.80 | 0.87 | 1.02 | 12.44 | 12.02 | 160.69 |
| FCAP | First Capital Inc. | IN | 21.10 | 2,784 | 58.7 | 21.97 | 19.40 | 21.15 | -0.24 | 1.89 | -0.75 | 1.98 | NA | NA | NA | 165.06 |
| FCLF | First Clover Leaf Fin Corp. | IL | 9.25 | 7,007 | 64.8 | 12.34 | 8.22 | 9.24 | 0.11 | 0.22 | -5.61 | 0.41 | 0.43 | 10.81 | 8.95 | 90.41 |
| FBNK | First Connecticut Bancorp, Inc | CT | 15.57 | 16,073 | 250.3 | 17.00 | 13.72 | 15.01 | 3.73 | 6.79 | -3.41 | 0.37 | 0.38 | 14.39 | 14.39 | 141.09 |
| FDEF | First Defiance Financial | OH | 27.90 | 9,466 | 264.1 | 29.00 | 22.76 | 27.18 | 2.65 | 0.72 | 7.43 | 2.12 | 2.24 | 29.08 | 22.28 | 227.28 |
| FFNM | First Fed of Northern MI Bncp | MI | 5.59 | 2,884 | 16.1 | 6.30 | 4.10 | 5.74 | -2.61 | 26.19 | 3.52 | 0.10 | 0.13 | 8.38 | 8.38 | 76.21 |
| FFNW | First Financial Northwest Inc | WA | 10.83 | 15,731 | 170.4 | 11.46 | 9.93 | 10.53 | 2.85 | 1.21 | 4.44 | 0.74 | 0.74 | 11.60 | 11.60 | 57.14 |
| FSFG | First Savings Financial Group | IN | 24.02 | 2,177 | 52.3 | 24.58 | 20.88 | 24.55 | -2.15 | 9.09 | 5.12 | 2.32 | 2.33 | 31.48 | 27.00 | 322.32 |
| FBC | Flagstar Bancorp Inc. | MI | 18.07 | 56,239 | 1,016.2 | 22.88 | 13.71 | 17.99 | 0.44 | 10.12 | -7.90 | 1.75 | 2.80 | 19.90 | 19.90 | 176.62 |
| FXCB | Fox Chase Bancorp Inc | PA | 17.04 | 12,066 | 205.6 | 18.24 | 15.68 | 16.89 | 0.89 | -3.95 | -1.34 | 0.60 | 0.60 | 14.71 | 14.71 | 91.59 |
| FSBW | FS Bancorp Inc. | WA | 17.20 | 3,236 | 55.7 | 17.82 | 15.50 | 17.38 | -1.04 | 0.04 | 0.29 | 1.15 | 1.11 | 19.40 | 19.40 | 134.76 |
| GTWN | Georgetown Bancorp Inc. | MA | 15.96 | 1,828 | 29.2 | 18.56 | 14.00 | 15.30 | 4.30 | 12.61 | 0.36 | 0.58 | NA | 16.25 | 16.25 | 144.72 |
| HBK | Hamilton Bancorp Inc | MD | 13.62 | 3,415 | 46.5 | 15.45 | 12.90 | 13.60 | 0.15 | 0.00 | -4.02 | -0.41 | -0.44 | 17.50 | 16.67 | 88.06 |
| HBNK | Hampden Bancorp Inc. | MA | 17.11 | 5,649 | 96.6 | 18.42 | 15.13 | 16.46 | 3.95 | 6.29 | 4.27 | 0.63 | 0.66 | 15.43 | 15.43 | 124.19 |
| HBOS | Heritage Financial Group Inc. | GA | 19.78 | 7,847 | 155.2 | 20.91 | 17.01 | 19.99 | -1.05 | 2.28 | 2.75 | 1.04 | 1.16 | 18.77 | NA | 169.55 |
| HFFC | HF Financial Corp. | SD | 13.35 | 7,055 | 94.2 | 14.25 | 12.13 | 13.70 | -2.55 | 3.81 | 3.00 | 0.94 | 0.89 | 14.41 | 13.72 | 180.67 |
| HIFS | Hingham Instit. for Savings | MA | 83.75 | 2,129 | 178.3 | 88.89 | 66.01 | 80.55 | 3.97 | 19.81 | 6.70 | 9.46 | 7.54 | 54.32 | 54.32 | 695.69 |
| HMNF | HMN Financial Inc. | MN | 11.79 | 4,470 | 52.7 | 13.44 | 6.76 | 11.46 | 2.88 | 61.51 | 11.54 | 5.83 | 5.88 | 14.18 | 14.18 | 136.43 |
| HBCP | Home Bancorp Inc. | LA | 21.82 | 7,097 | 154.9 | 23.50 | 16.86 | 22.30 | -2.15 | 19.82 | 15.76 | 1.23 | 1.49 | 20.86 | NA | 177.41 |
| HFBL | Home Fedl Bncp Inc. LA | LA | 18.87 | 2,242 | 42.3 | 19.53 | 16.64 | 19.00 | -0.68 | 8.60 | 6.03 | 1.29 | 1.24 | 19.08 | 19.08 | 146.98 |
| HMST | HomeStreet Inc. | WA | 17.14 | 14,853 | 254.6 | 21.50 | 16.51 | 17.18 | -0.23 | -18.07 | -14.30 | 0.83 | 1.02 | 19.41 | 18.42 | 217.85 |
| HTBI | HomeTrust Bancshares Inc. | NC | 15.16 | 20,632 | 312.8 | 16.70 | 14.68 | 15.16 | 0.00 | -7.05 | -5.19 | 0.54 | 0.63 | 18.28 | NA | 100.55 |
| IROQ | IF Bancorp Inc. | IL | 16.85 | 4,426 | 74.6 | 17.49 | 15.56 | 16.62 | 1.38 | 5.31 | 0.90 | 0.63 | 0.85 | 18.26 | 18.26 | 130.82 |
| ISBC | Investors Bancorp Inc | NJ | 10.38 | 358,270 | 3,718.8 | 11.28 | 8.00 | 10.36 | 0.19 | 18.11 | 3.48 | 0.34 | 0.36 | 9.82 | NA | 49.73 |
| JXSB | Jacksonville Bancorp | IL | 22.50 | 1,827 | 41.1 | 24.00 | 19.00 | 22.59 | -0.39 | 13.46 | 15.09 | 1.60 | 1.49 | 24.17 | 22.66 | 169.05 |
| LPSB | La Porte Bancorp Inc | IN | 11.21 | 5,762 | 64.6 | 11.66 | 10.17 | 11.00 | 1.90 | 3.41 | 6.80 | 0.68 | 0.65 | 14.32 | 12.82 | 92.88 |
| LABC | Louisiana Bancorp Inc. | LA | 20.50 | 2,825 | 57.9 | 22.99 | 17.00 | 21.10 | -2.84 | 12.39 | 12.51 | 0.89 | 0.88 | 20.40 | 20.40 | 112.30 |
| MCBK | Madison County Financial Inc. | NE | 18.52 | 3,067 | 56.8 | 18.71 | 16.70 | 18.52 | 0.00 | 1.98 | 2.89 | 0.95 | 0.98 | 19.86 | 19.50 | 93.75 |
| MLVF | Malvern Bancorp Inc | PA | 11.03 | 6,558 | 72.3 | 13.20 | 10.13 | 10.99 | 0.36 | -8.39 | 0.27 | -2.95 | -2.79 | NA | NA | 86.14 |
| EBSB | Meridian Bancorp Inc. | MA | 10.63 | 54,701 | 581.5 | 11.53 | 7.96 | 10.64 | -0.09 | 27.46 | 15.28 | 0.36 | 0.26 | 4.81 | 4.56 | 55.87 |
| CASH | Meta Financial Group Inc. | SD | 40.06 | 6,184 | 247.7 | 46.38 | 30.45 | 37.11 | 7.95 | 22.21 | -0.67 | 2.58 | 2.60 | 27.56 | 27.16 | 311.02 |
| NASB | NASB Financial Inc. | MO | 23.15 | 7,868 | 182.1 | 30.50 | 19.85 | 22.53 | 2.75 | -18.48 | -23.34 | 2.45 | NA | 26.12 | 25.64 | 153.41 |
| NVSL | Naugatuck Valley Finl | CT | 8.15 | 7,002 | 57.1 | 8.69 | 7.00 | 7.86 | 3.69 | 9.54 | 12.57 | -0.63 | -0.47 | 8.38 | 8.38 | 73.13 |
| NHTB | New Hampshire Thrift Bncshrs | NH | 14.84 | 8,241 | 120.7 | 15.41 | 13.08 | 15.03 | -2.50 | 6.09 | -4.00 | 1.12 | 1.15 | 15.74 | 9.07 | 180.95 |
| NYCB | New York Community Bancorp | NY | 15.50 | 442,651 | 6,861.1 | 17.39 | 13.75 | 15.79 | -1.84 | 0.65 | -8.01 | 1.06 | 1.06 | 13.01 | 7.48 | 109.80 |
| NFBK | Northfield Bancorp Inc. | NJ | 13.01 | 53,039 | 690.0 | 13.52 | 11.85 | 12.78 | 1.80 | 8.06 | -1.44 | 0.38 | 0.39 | 12.23 | 11.62 | 50.71 |
| NWBI | Northwest Bancshares, Inc. | PA | 12.33 | 94,964 | 1,170.9 | 15.11 | 12.17 | 12.30 | 0.24 | -10.65 | -16.59 | 0.71 | 0.65 | 11.30 | 9.40 | 83.21 |
| OSHC | Ocean Shore Holding Co. | NJ | 14.70 | 6,759 | 99.4 | 15.00 | 13.01 | 14.49 | 1.45 | -0.93 | 7.61 | 0.90 | NA | 16.01 | NA | 149.91 |
| OCFC | OceanFirst Financial Corp. | NJ | 16.44 | 17,144 | 281.8 | 19.47 | 13.94 | 16.17 | 1.67 | -3.41 | -4.03 | 0.98 | 1.15 | 12.59 | 12.59 | 135.88 |
| ONFC | Oneida Financial Corp. | NY | 13.46 | 6,910 | 93.0 | 14.46 | 11.51 | 13.46 | 0.00 | -4.74 | 5.24 | 0.86 | 0.87 | 13.71 | 9.88 | 112.57 |
| ORIT | Oritani Financial Corp. | NJ | 14.91 | 45,499 | 678.4 | 16.84 | 14.03 | 14.76 | 1.02 | -7.45 | -7.10 | 0.94 | 0.94 | 11.57 | 11.57 | 89.02 |
| PBCT | People's United Financial Inc. | CT | 14.51 | 307,630 | 4,463.7 | 15.70 | 13.73 | 14.32 | 1.33 | -2.62 | -4.03 | 0.81 | 0.82 | 15.07 | 8.19 | 110.27 |
| PBSK | Poage Bankshares Inc. | KY | 14.50 | 3,905 | 56.6 | 15.09 | 12.46 | 14.55 | -0.34 | -3.91 | 3.50 | 0.24 | 0.32 | 16.79 | 15.16 | 111.48 |
| PBCP | Polonia Bncp, Inc. | PA | 10.54 | 3,399 | 35.8 | 10.70 | 8.80 | 10.06 | 4.77 | 9.79 | 6.57 | -0.06 | NA | 11.58 | 11.58 | 68.04 |
| PROV | Provident Financial Holdings | CA | 14.80 | 9,312 | 137.8 | 18.62 | 13.75 | 14.29 | 3.61 | -18.32 | -1.33 | 0.65 | 0.67 | 15.66 | 15.66 | 118.73 |
| PFS | Provident Financial Services | NJ | 16.87 | 64,888 | 1,094.7 | 19.93 | 15.78 | 16.57 | 1.81 | -5.06 | -12.68 | 1.16 | 1.21 | 17.28 | NA | 130.21 |
| PBIP | Prudential Bancorp Inc. | PA | 11.60 | 9,547 | 110.7 | 11.99 | 10.34 | 11.51 | 0.78 | 10.52 | 7.51 | 0.24 | NA | 13.56 | 13.56 | 53.62 |
| PULB | Pulaski Financial Corp. | MO | 11.60 | 12,082 | 140.1 | 11.80 | 9.14 | 11.31 | 2.56 | 11.65 | 3.02 | 0.54 | 0.55 | 9.10 | 8.77 | 113.74 |
| RVSB | Riverview Bancorp Inc. | WA | 3.78 | 22,472 | 84.9 | 4.03 | 2.40 | 3.84 | -1.56 | 40.52 | 30.34 | 0.83 | 0.83 | 4.42 | 3.28 | 36.70 |
| SVBI | Severn Bancorp Inc. | MD | 4.60 | 10,073 | 46.3 | 5.54 | 4.10 | 4.61 | -0.22 | -5.15 | -2.95 | -2.75 | NA | 5.51 | 5.46 | 78.29 |
| SIFI | SI Financial Group Inc. | CT | 11.11 | 12,806 | 142.3 | 12.16 | 10.73 | 10.91 | 1.83 | 0.09 | -7.80 | 0.05 | 0.29 | 12.15 | 10.67 | 105.74 |

Exhibit IV-1A
Weekly Thrift Market Line - Part One
Prices As of August 8, 2014

| | | Market Capitalization | | | Price Change Data | | | | | | Current Per Share Financials | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Price/ Share(1) ($) | Shares Outstanding (000) | Market Capitalization ($Mil) | 52 Week (1) High ($) | 52 Week (1) Low ($) | Last Wk ($) | % Change From Last Wk (%) | % Change From 52 Wks (2) (%) | % Change From MRY (2) (%) | LTM EPS (3) ($) | LTM Core EPS (3) ($) | BV/ Share ($) | TBV/ Share (4) ($) | Assets/ Share ($) |
| **Financial Institution** | | | | | | | | | | | | | | | |
| SBCP Sunshine Bancorp Inc | FL | 11.86 | 4,232 | 50.2 | 12.73 | 11.63 | 11.92 | -0.50 | NA | NA | NA | NA | NA | NA | 47.59 |
| TBNK Territorial Bancorp Inc. | HI | 20.66 | 9,880 | 204.1 | 24.15 | 19.56 | 20.20 | 2.28 | -8.87 | -10.95 | 1.53 | NA | 21.72 | NA | 166.78 |
| TSBK Timberland Bancorp Inc. | WA | 10.60 | 7,046 | 74.7 | 11.83 | 8.20 | 10.50 | 0.95 | 20.73 | 10.19 | 0.68 | 0.63 | 11.54 | 10.74 | 103.27 |
| TRST TrustCo Bank Corp NY | NY | 6.66 | 94,876 | 630.5 | 7.67 | 5.77 | 6.57 | 1.37 | 9.18 | -7.24 | 0.46 | 0.45 | 4.07 | 4.06 | 48.47 |
| UCBA United Community Bancorp | IN | 11.63 | 5,040 | 58.6 | 12.58 | 9.99 | 11.82 | -1.57 | 13.50 | 8.32 | 0.47 | 0.45 | NA | NA | 105.25 |
| UCFC United Community Finl Corp. | OH | 4.41 | 50,239 | 221.6 | 4.55 | 3.17 | 4.26 | 3.52 | -2.86 | 23.53 | 0.95 | 0.96 | 4.66 | 4.66 | 35.63 |
| UBNK United Financial Bancorp | CT | 12.76 | 52,820 | 674.0 | 15.42 | 12.21 | 12.59 | 1.35 | -2.82 | -10.20 | 0.16 | 0.57 | 12.36 | 9.99 | 97.88 |
| WSBF Waterstone Financial Inc. | WI | 11.34 | 34,416 | 390.3 | 11.63 | 8.71 | 11.14 | 1.80 | 15.32 | 12.10 | 0.31 | 0.31 | 13.31 | 13.29 | 52.37 |
| WAYN Wayne Savings Bancshares | OH | 12.96 | 2,831 | 36.7 | 13.46 | 10.00 | 13.21 | -1.89 | 21.09 | 19.01 | 0.84 | 0.86 | 14.13 | 13.52 | 146.73 |
| WEBK Wellesley Bancorp | MA | 18.78 | 2,452 | 46.1 | 20.45 | 16.96 | 18.98 | -1.05 | 9.33 | -3.94 | 0.82 | 0.82 | 19.60 | 19.60 | 201.55 |
| WBB Westbury Bancorp Inc. | WI | 15.21 | 5,152 | 78.4 | 15.24 | 13.65 | 15.08 | 0.86 | 11.35 | 9.03 | NA | NA | 16.59 | 16.59 | 108.01 |
| WFD Westfield Financial Inc. | MA | 7.08 | 19,170 | 135.7 | 8.00 | 6.50 | 7.18 | -1.39 | 2.31 | -5.09 | 0.33 | 0.30 | 7.67 | 7.67 | 67.10 |
| WBKC Wolverine Bancorp Inc. | MI | 22.25 | 2,294 | 51.0 | 22.80 | 18.00 | 22.55 | -1.33 | 14.28 | 4.48 | 0.60 | 0.60 | 26.43 | 26.43 | 136.76 |
| WSFS WSFS Financial Corp. | DE | 72.86 | 8,924 | 650.2 | 79.85 | 57.11 | 70.33 | 3.60 | 19.38 | -6.02 | 6.11 | 5.89 | 48.40 | 44.11 | 516.93 |
| WVFC WVS Financial Corp. | PA | 10.81 | 2,057 | 22.2 | 12.50 | 10.50 | 10.96 | -1.37 | -3.05 | -11.75 | 0.45 | 0.46 | 15.45 | 15.45 | 150.64 |
| **MHCs** | | | | | | | | | | | | | | | |
| BNCL Beneficial Mutual Bncp (MHC) | PA | 13.56 | 75,315 | 1,021.3 | 14.35 | 8.95 | 13.04 | 3.99 | 50.50 | 24.18 | 0.18 | 0.21 | 8.11 | 6.40 | 58.76 |
| GCBC Greene County Bncp Inc. (MHC) | NY | 26.45 | 4,214 | 111.5 | 32.54 | 21.27 | 26.70 | -0.94 | 15.00 | 1.73 | 1.54 | NA | 14.52 | 14.52 | 159.99 |
| KRNY Kearny Financial Corp. (MHC) | NJ | 15.37 | 67,266 | 1,033.9 | 15.55 | 9.19 | 15.00 | 2.47 | 52.18 | 32.16 | 0.18 | 0.17 | 7.35 | NA | 52.18 |
| KFFB Kentucky First Federal (MHC) | KY | 8.26 | 8,524 | 70.4 | 8.97 | 7.55 | 8.43 | -2.02 | 0.73 | 3.25 | 0.27 | 0.27 | 7.83 | 6.14 | 35.91 |
| LSBK Lake Shore Bancorp Inc. (MHC) | NY | 12.30 | 5,911 | 72.7 | 12.52 | 11.25 | 11.95 | 2.93 | 3.80 | 0.82 | 0.65 | 0.63 | NA | NA | 83.00 |
| MGYR Magyar Bancorp Inc. (MHC) | NJ | 7.95 | 5,815 | 46.2 | 8.25 | 7.07 | 7.67 | 3.65 | 11.19 | 6.57 | 0.08 | 0.08 | 7.89 | 7.89 | 91.56 |
| MSBF MSB Financial Corp. (MHC) | NJ | 8.49 | 5,010 | 42.5 | 9.10 | 7.00 | 8.27 | 2.66 | 15.04 | 6.39 | 0.19 | 0.19 | 8.06 | 8.06 | 68.93 |
| NECB NorthEast Community Bncp (MHC) | NY | 6.94 | 12,103 | 84.0 | 8.00 | 6.40 | 6.87 | 1.02 | 2.06 | -3.86 | 0.09 | 0.11 | 8.31 | 8.22 | 38.35 |
| OFED Oconee Federal Financial Corp. | SC | 16.90 | 5,836 | 98.6 | 20.50 | 16.48 | 17.00 | -0.59 | -1.46 | -3.98 | 0.67 | NA | 13.05 | 13.05 | 61.61 |
| PBHC Pathfinder Bancorp Inc. (MHC) | NY | 14.57 | 2,624 | 38.2 | 15.30 | 12.75 | 15.00 | -2.87 | -2.87 | 7.93 | 0.86 | 0.77 | 11.91 | NA | 207.51 |
| PSBH PSB Holdings Inc. (MHC) | CT | 6.80 | 6,542 | 44.5 | 7.60 | 5.65 | 6.75 | 0.74 | 15.65 | 6.58 | 0.17 | 0.16 | 7.77 | 6.71 | 69.97 |
| TFSL TFS Financial Corp (MHC) | OH | 13.68 | 303,374 | 4,150.1 | 14.50 | 10.83 | 13.32 | 2.70 | 15.64 | 12.92 | 0.21 | NA | 6.13 | 6.10 | 38.62 |
| **Under Acquisition** | | | | | | | | | | | | | | | |
| FFCO FedFirst Financial Corp. | PA | 21.55 | 2,316 | 49.9 | 22.73 | 18.80 | 21.51 | 0.19 | 13.42 | 10.63 | 0.47 | 0.84 | NA | NA | 142.91 |
| FRNK Franklin Financial Corp. | VA | 19.86 | 11,781 | 234.0 | 24.60 | 17.73 | 19.69 | 0.86 | 9.00 | 0.40 | 1.08 | 0.83 | 20.77 | 20.77 | 94.23 |
| HCBK Hudson City Bancorp Inc. | NJ | 9.64 | 528,765 | 5,097.3 | 10.16 | 8.81 | 9.63 | 0.10 | 0.21 | 2.23 | 0.35 | 0.28 | 9.10 | 8.81 | 71.30 |
| LSBI LSB Financial Corp. | IN | 40.01 | 1,568 | 62.7 | 42.75 | 23.20 | 40.18 | -0.42 | 60.04 | 40.44 | 1.53 | 1.53 | 26.35 | 25.35 | 233.50 |
| OBAF OBA Financial Services Inc | MD | 21.55 | 4,036 | 87.0 | 23.00 | 17.62 | 21.44 | 0.51 | 15.65 | 18.41 | 0.27 | 0.27 | 18.08 | 18.08 | 99.58 |
| OABC OmniAmerican Bancorp Inc. | TX | 24.52 | 11,551 | 283.2 | 25.73 | 20.48 | 24.55 | -0.12 | 4.92 | 14.69 | 0.56 | 0.59 | 18.58 | 18.56 | 119.19 |
| PEOP Peoples Federal Bancshares Inc | MA | 19.52 | 6,241 | 121.8 | 19.93 | 17.10 | 18.20 | 7.25 | 5.83 | 10.03 | 0.34 | 0.34 | 16.62 | 16.62 | 97.13 |
| SPBC SP Bancorp Inc. | TX | 29.00 | 1,602 | 48.5 | 29.01 | 18.42 | 28.99 | 0.05 | 49.48 | 46.91 | 0.62 | 0.65 | 20.66 | 20.66 | 0.00 |
| THRD TF Financial Corp. | PA | 41.92 | 3,156 | 132.3 | 43.50 | 26.03 | 41.77 | 0.36 | 51.34 | 46.66 | 1.80 | 2.13 | 31.15 | 29.69 | 0.00 |

(1) Average of High/Low or Bid/Ask price per share.
(2) Or since offering price if converted of first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized.
(3) EPS (earnings per share) is based on actual trailing 12 month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(6) Annualized based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing 12 month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Exhibit IV-1B
Weekly Thrift Market Line - Part Two
Prices As of August 8, 2014

| Financial Institution | | | Key Financial Ratios: Equity/ Assets(1) (%) | Tang Equity/ Assets(1) (%) | Reported Earnings: ROA(5) (%) | Reported Earnings: ROE(5) (%) | Core Earnings: ROA(5) (%) | Core Earnings: ROE(5) (%) | Asset Quality Ratios: NPAs/ Assets (%) | Rsvs/ NPLs (%) | Pricing Ratios: Price/ Earnings (x) | Price/ Book (%) | Price/ Assets (%) | Price/ Tang Book (%) | Price/ Core Earnings (x) | Dividend Data (6): Div/ Share ($) | Dividend Yield (%) | Payout Ratio (7) (%) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ALLB | Alliance Bancorp of Penn | PA | 15.49 | 15.49 | 0.35 | 2.03 | 0.35 | 2.03 | NA | NA | 47.58 | 95.55 | 15.28 | 95.55 | 47.58 | 0.24 | 1.53 | 63.64 |
| ANCB | Anchor Bancorp | WA | 13.79 | 13.79 | 0.10 | 0.81 | 0.10 | 0.80 | 4.85 | 33.47 | NM | 90.88 | 12.54 | 90.88 | 113.88 | NA | NA | NM |
| ASBB | ASB Bncp Inc | NC | 13.48 | 13.48 | 0.30 | 2.21 | 0.27 | 1.98 | 2.31 | 82.11 | 38.04 | 90.33 | 12.18 | 90.33 | 42.76 | NA | NA | NM |
| AF | Astoria Financial Corp. | NY | 10.02 | 8.95 | 0.57 | 6.04 | 0.57 | 6.04 | 2.85 | 29.32 | 15.58 | 88.92 | 8.25 | 101.98 | 15.58 | 0.16 | 1.24 | 19.28 |
| AFCB | Athens Bancshares Corporation | TN | 13.66 | 13.61 | 0.62 | 5.76 | NA | NA | 2.42 | 66.48 | 18.17 | 106.90 | NA | 107.38 | NA | 0.20 | 0.64 | 15.27 |
| ACFC | Atlantic Coast Financial Corp. | FL | 9.91 | 9.91 | -1.03 | -13.78 | -0.88 | -11.82 | NA | NA | NM | 93.91 | NA | 93.91 | NM | 0.00 | 0.00 | NM |
| BKMU | Bank Mutual Corp. | WI | 12.39 | 12.38 | 0.51 | 4.30 | 0.52 | 4.32 | 0.83 | 173.10 | 23.50 | 99.54 | 12.19 | 99.80 | 23.26 | 0.16 | 2.82 | 53.85 |
| BFIN | BankFinancial Corp | IL | 12.36 | 12.23 | 0.34 | 2.77 | 0.37 | 2.99 | 1.75 | 82.74 | 41.72 | 123.43 | 15.26 | 124.93 | 38.65 | 0.08 | 0.77 | 20.00 |
| BHBK | Blue Hills Bancorp Inc | MA | 9.88 | 8.95 | 0.00 | 0.02 | 0.02 | 0.12 | NA | NA | NA | NA | NA | NA | NA | NA | NA | NA |
| BOFI | BofI Holding Inc. | CA | 8.42 | NA | 1.58 | 17.73 | 1.66 | 18.68 | NA | NA | 20.65 | 314.20 | 26.13 | 338.15 | 19.59 | NA | NA | NM |
| BYFC | Broadway Financial Corp. | CA | 7.99 | 7.99 | 0.48 | 6.41 | 0.24 | 3.26 | NA | NA | 17.50 | 132.47 | 10.59 | 132.47 | 133.29 | 0.04 | 0.00 | NM |
| BLMT | BSB Bancorp Inc. | MA | 10.92 | 10.92 | 0.27 | 2.23 | 0.27 | 2.23 | NA | NA | 52.12 | 118.23 | NA | 118.23 | 52.12 | NA | NA | NM |
| CBNJ | Cape Bancorp Inc. | NJ | 12.89 | 11.03 | 0.60 | 4.60 | 0.56 | 4.23 | 1.48 | 82.13 | 17.52 | 84.01 | 10.83 | 100.21 | 18.90 | 0.24 | 2.36 | 41.38 |
| CFFN | Capitol Federal Financial Inc | KS | 16.80 | 16.80 | 0.81 | 4.84 | 0.81 | 4.84 | NA | NA | 23.47 | 113.89 | 18.87 | 113.89 | 23.47 | 0.30 | 2.51 | 192.16 |
| CARV | Carver Bancorp Inc. | NY | 8.00 | 8.00 | -0.18 | -1.75 | -0.07 | -0.83 | 3.84 | 30.30 | NM | 522.15 | 5.53 | 522.15 | NM | 0.00 | 0.00 | NM |
| CFBK | Central Federal Corp. | OH | 8.76 | 8.76 | -0.13 | -1.43 | -0.41 | -4.52 | 4.10 | 64.13 | NM | 99.12 | 8.69 | 99.12 | NM | 0.00 | 0.00 | NM |
| CHFN | Charter Financial Corp | GA | 23.40 | 23.04 | 0.54 | 2.14 | 0.48 | 1.92 | 1.24 | 79.89 | 40.33 | 89.30 | 20.90 | 91.11 | 44.59 | 0.20 | 1.84 | 74.07 |
| CHEV | Cheviot Financial | OH | 16.24 | 14.66 | 0.28 | 1.65 | 0.23 | 1.45 | NA | NA | 49.38 | 91.29 | 14.82 | 103.04 | 64.02 | 0.38 | 2.80 | 138.46 |
| CBNK | Chicopee Bancorp Inc. | MA | 14.83 | 14.83 | -0.03 | -0.17 | -0.03 | -0.20 | NA | NA | NM | 94.73 | 14.05 | 94.73 | NM | 0.28 | 1.78 | NM |
| CSBK | Clifton Bancorp Inc | NJ | 28.94 | 28.94 | 0.55 | 2.74 | 0.55 | 2.74 | NA | NA | 51.24 | 92.73 | 26.84 | 92.73 | 51.24 | 0.24 | 1.93 | 99.47 |
| CMSB | CMS Bancorp Inc. | NY | 8.70 | 8.70 | 0.38 | 4.38 | 0.31 | 3.52 | NA | NA | 23.08 | 102.73 | 8.40 | 102.73 | 29.35 | NA | NA | NM |
| CWAY | Coastway Bncp, Inc. | RI | 16.88 | 16.88 | NA | NA | NA | NA | 3.43 | 19.58 | NA | 77.48 | 13.08 | 77.48 | NA | NA | NA | NA |
| COBK | Colonial Financial Services | NJ | 11.07 | 11.07 | -0.38 | -3.63 | -0.49 | -4.68 | 5.19 | 19.33 | NM | 78.30 | 8.67 | 78.30 | NM | NA | NA | NM |
| DCOM | Dime Community Bancshares Inc. | NY | 10.43 | 9.25 | 1.01 | 9.56 | 1.00 | 9.47 | 0.51 | 93.17 | 12.96 | 123.51 | 12.88 | 141.00 | 13.09 | 0.56 | 3.73 | 48.28 |
| EBMT | Eagle Bancorp Montana, Inc. | MT | 9.59 | 8.27 | 0.41 | 4.30 | 0.33 | 3.44 | 0.18 | 407.09 | 20.26 | 81.35 | 7.80 | 95.75 | 25.30 | 0.30 | 2.79 | 55.19 |
| ESBF | ESB Financial Corp. | PA | 10.46 | NA | 0.59 | 9.00 | 0.87 | NA | NA | NA | 13.67 | 116.77 | NA | 148.48 | 14.00 | 0.40 | 3.11 | 42.55 |
| ESSA | ESSA Bancorp Inc | PA | 10.99 | 10.25 | 0.58 | 4.82 | 0.64 | 5.32 | NA | NA | 15.63 | 80.90 | 8.89 | 87.46 | 14.17 | 0.28 | 2.39 | 32.00 |
| EVER | EverBank Financial | FL | 8.50 | 8.26 | 0.65 | 7.31 | 0.77 | 8.47 | 0.59 | 82.02 | 21.46 | 150.05 | 11.71 | 155.29 | 18.25 | 0.16 | 0.86 | 14.94 |
| FCAP | First Capital Inc. | IN | NA | NA | 1.22 | NA | NA | NA | 1.36 | 81.68 | 10.66 | 107.73 | NA | 119.54 | NA | 0.84 | 3.98 | 41.41 |
| FCLF | First Clover Leaf Fin Corp. | IL | 11.73 | 10.08 | 0.47 | 3.92 | 0.50 | 4.12 | 2.00 | 77.94 | 22.56 | 87.20 | 10.23 | 103.37 | 21.49 | 0.24 | 2.59 | 58.54 |
| FBNK | First Connecticut Bancorp, Inc | CT | 10.20 | 10.20 | 0.27 | 2.45 | 0.26 | 2.36 | NA | NA | 42.06 | 108.21 | 11.04 | 108.21 | 43.70 | 0.16 | 1.03 | 35.14 |
| FDEF | First Defiance Financial | OH | 12.85 | 10.16 | 1.01 | 7.89 | 1.07 | 8.32 | 2.67 | 47.51 | 13.18 | 96.02 | 12.34 | 125.22 | 12.48 | 0.60 | 2.15 | 30.66 |
| FFNM | First Fed of Northern MI Bncp | MI | 10.99 | 10.90 | 0.14 | 1.30 | 0.19 | 1.69 | NA | NA | 55.90 | 66.73 | 7.34 | 66.73 | 42.47 | 0.08 | 1.43 | 80.00 |
| FFNW | First Financial Northwest Inc | WA | 20.30 | 20.30 | 1.28 | 6.23 | 1.28 | 6.25 | 7.70 | 20.23 | 14.64 | 93.36 | 18.95 | 93.36 | 14.59 | 0.20 | 1.65 | 24.32 |
| FSFG | First Savings Financial Group | IN | 12.21 | 10.87 | 0.79 | 6.47 | 0.79 | 6.49 | 2.04 | 44.02 | 10.35 | 78.31 | 7.64 | 88.96 | 10.32 | 0.44 | 1.83 | 18.10 |
| FBC | Flagstar Bancorp Inc. | MI | 13.95 | 13.95 | 1.15 | 9.19 | 1.52 | 12.13 | 5.33 | 61.43 | 10.33 | 90.82 | 10.51 | 90.82 | 6.46 | 0.00 | 0.00 | NM |
| FXCB | Fox Chase Bancorp Inc. | PA | 16.13 | 16.13 | 0.63 | 3.98 | 0.63 | 3.98 | 1.04 | 122.22 | 28.40 | 115.82 | 18.68 | 115.82 | 28.40 | 0.48 | 2.82 | 93.33 |
| FSBW | FS Bancorp Inc. | WA | 14.40 | 14.40 | 0.84 | 5.57 | 0.81 | 5.39 | 0.27 | 484.97 | 14.95 | 88.64 | 12.76 | 88.64 | 15.47 | 0.24 | 1.40 | 19.13 |
| GTWN | Georgetown Bancorp Inc. | MA | 11.23 | 11.23 | 0.40 | 3.50 | NA | NA | NA | NA | 27.51 | 98.23 | 11.03 | 98.23 | NA | 0.17 | 1.07 | 28.45 |
| HBK | Hamilton Bancorp Inc | MD | 19.87 | 19.11 | -0.46 | -2.23 | -0.49 | -2.38 | NA | NA | NM | 77.83 | 15.47 | 81.69 | NM | NA | NA | NM |
| HBNK | Hampden Bancorp Inc. | MA | 12.42 | 12.42 | 0.65 | 5.30 | 0.69 | 5.61 | NA | NA | 20.81 | 110.89 | 13.76 | 110.89 | 19.46 | 0.32 | 1.87 | 31.33 |
| HBOS | Heritage Financial Group Inc. | GA | 8.85 | NA | 0.57 | 6.26 | 0.64 | 7.03 | 0.80 | 82.99 | 19.02 | 117.95 | 10.44 | 124.84 | 16.99 | 0.28 | 1.42 | 20.19 |
| HFFC | HF Financial Corp. | SD | 7.97 | 7.62 | 0.53 | 6.74 | 0.50 | 6.38 | 1.61 | 55.18 | 14.20 | 92.66 | 7.39 | 97.28 | 15.01 | 0.45 | 3.37 | 47.87 |
| HIFS | Hingham Instit. for Savings | MA | 7.81 | 7.81 | 1.49 | 18.98 | 1.19 | 15.11 | 0.65 | 96.16 | 8.85 | 154.17 | 12.04 | 154.17 | 11.11 | 1.08 | 1.29 | 14.38 |
| HMNF | HMN Financial Inc. | MN | 13.01 | 13.01 | 4.79 | 37.80 | 4.79 | 37.80 | NA | NA | 2.01 | 83.16 | 8.87 | 83.16 | 2.01 | 0.00 | 0.00 | NM |
| HBCP | Home Bancorp Inc. | LA | 11.78 | NA | 0.78 | 5.89 | 0.93 | 7.02 | 1.56 | 50.27 | 17.74 | 104.58 | 12.30 | 111.04 | 14.81 | NA | NA | NM |
| HFBL | Home Fed! Bncp Inc. LA | LA | 12.98 | 12.98 | 0.93 | 6.32 | 0.89 | 6.07 | NA | NA | 14.63 | 98.92 | 12.84 | 98.92 | 15.22 | 0.28 | 1.48 | 19.38 |
| HMST | HomeStreet Inc. | WA | 8.91 | 8.49 | 0.42 | 4.55 | 0.52 | 5.56 | 3.39 | 22.25 | 20.65 | 88.30 | 7.87 | 93.04 | 16.81 | 0.44 | 0.00 | 28.51 |
| HTBI | HomeTrust Bancshares Inc. | NC | 18.18 | NA | 0.61 | 2.84 | 0.72 | 3.32 | NA | NA | 28.07 | 82.93 | 15.08 | 83.51 | 24.00 | NA | NA | NM |
| IROQ | IF Bancorp Inc | IL | 13.98 | 13.98 | 0.62 | 4.17 | 0.63 | 4.25 | 0.91 | 80.66 | 20.30 | 92.26 | 12.90 | 92.26 | 19.88 | 0.10 | 0.59 | 12.05 |
| ISBC | Investors Bancorp Inc | NJ | 20.16 | NA | 0.69 | 6.69 | 0.73 | 7.02 | 0.85 | 132.08 | 30.53 | 105.68 | 21.30 | 284.20 | 28.63 | 0.16 | 1.54 | 29.07 |
| JXSB | Jacksonville Bancorp | IL | 14.28 | 13.52 | 0.92 | 6.93 | 0.88 | 6.47 | NA | NA | 14.08 | 93.09 | 13.29 | 99.23 | 15.06 | 0.32 | 1.42 | 19.89 |
| LPSB | La Porte Bancorp Inc | IN | 15.42 | 14.03 | 0.77 | 4.80 | 0.74 | 4.40 | NA | NA | 16.48 | 78.25 | 12.07 | 87.44 | 17.22 | 0.18 | 1.43 | 23.53 |
| LABC | Louisiana Bancorp Inc | LA | 18.17 | 18.17 | 0.74 | 4.10 | 0.73 | 4.05 | NA | NA | 23.03 | 100.49 | 18.25 | 100.49 | 23.30 | 0.20 | 0.98 | 15.55 |
| MCBK | Madison County Financial Inc | NE | 21.25 | 20.95 | 0.98 | 4.44 | 1.02 | 4.60 | 0.14 | NM | 19.49 | 93.25 | 19.81 | 94.98 | 18.83 | 0.24 | 1.30 | 25.26 |
| MLVF | Malvern Bancorp Inc | PA | 13.26 | 13.26 | -3.10 | -23.81 | -2.94 | -22.37 | 1.03 | 111.89 | NM | 96.11 | NA | 96.11 | NM | 0.11 | 0.00 | NM |
| EBSB | Meridian Bancorp Inc. | MA | 8.57 | 8.16 | 0.73 | 7.85 | 0.53 | 5.69 | NA | NA | 29.24 | 220.80 | 18.93 | 233.08 | 40.31 | NA | NA | NM |
| CASH | Meta Financial Group Inc. | SD | 8.80 | 8.68 | 0.85 | 10.87 | 0.86 | 10.74 | 0.27 | 96.07 | 15.53 | 145.35 | 12.79 | 147.51 | 15.42 | 0.52 | 1.30 | 20.16 |
| NASB | NASB Financial Inc. | MO | 17.03 | 16.88 | 1.65 | 9.77 | NA | NA | NA | NA | 9.45 | 88.52 | 15.09 | 89.58 | NA | 0.40 | 1.73 | 32.65 |
| NVSL | Naugatuck Valley Finl | CT | 11.45 | 11.45 | -0.84 | -7.05 | -0.63 | -5.26 | NA | NA | NM | 97.30 | 11.14 | 97.30 | NM | 0.00 | 0.00 | NM |
| NHTB | New Hampshire Thrift Bncshrs | NH | 10.24 | 6.81 | 0.66 | 6.34 | 0.69 | 6.55 | NA | NA | 13.07 | 92.93 | 8.22 | 161.34 | 12.70 | 0.52 | 3.55 | 46.43 |
| NYCB | New York Community Bancorp | NY | 11.85 | 7.18 | 1.01 | 8.24 | 1.01 | 8.22 | 0.33 | 206.15 | 14.62 | 119.10 | 14.12 | 207.09 | 14.64 | 1.00 | 6.45 | 94.34 |
| NFBK | Northfield Bancorp Inc. | NJ | 24.12 | 23.85 | 0.77 | 2.92 | 0.78 | 2.96 | 1.51 | 65.54 | 34.24 | 106.35 | 25.65 | 109.17 | 33.72 | 0.28 | 2.15 | 65.79 |
| NWBI | Northwest Bancshares, Inc | PA | 13.57 | 11.56 | 0.82 | 5.82 | 0.76 | 5.36 | 1.92 | 52.30 | 17.37 | 109.16 | 14.82 | 131.13 | 18.83 | 0.52 | 4.22 | 226.17 |
| OSHC | Ocean Shore Holding Co. | NJ | 10.68 | NA | 0.57 | 5.57 | NA | NA | NA | NA | 16.33 | 91.82 | 9.81 | 98.39 | NA | 0.24 | 1.63 | 26.67 |
| OCFC | OceanFirst Financial Corp. | NJ | 9.27 | 9.27 | 0.73 | 7.76 | 0.86 | 9.17 | 2.95 | 32.87 | 16.78 | 130.59 | 12.10 | 130.59 | 14.26 | 0.48 | 2.92 | 48.98 |
| ONFC | Oneida Financial Corp. | NY | 12.19 | 9.10 | 0.81 | 6.56 | 0.81 | 6.63 | NA | NA | 15.65 | 98.18 | 11.96 | 136.17 | 15.55 | 0.48 | 3.57 | 55.81 |
| ORIT | Oritani Financial Corp. | NJ | 16.76 | 16.76 | 1.40 | 7.80 | 1.40 | 7.79 | NA | NA | 15.86 | 128.90 | 21.60 | 128.90 | 15.87 | 0.70 | 4.69 | 101.06 |
| PBCT | People's United Financial Inc. | CT | 13.67 | 7.92 | 0.75 | 5.30 | 0.76 | 5.37 | NA | NA | 17.91 | 96.29 | 13.16 | 177.09 | 17.65 | 0.66 | 4.55 | 80.56 |
| PBSK | Poage Bankshares Inc. | KY | 15.06 | 14.58 | 0.23 | 1.19 | 0.31 | 1.63 | NA | NA | 60.42 | 86.34 | 13.01 | 89.74 | 45.31 | 0.20 | 1.38 | 83.33 |
| PBCP | Polonia Bncp, Inc. | PA | 13.15 | 13.15 | -0.07 | -0.53 | NA | NA | NA | NA | NM | 91.02 | 11.97 | 91.02 | NA | NA | NA | NM |
| PROV | Provident Financial Holdings | CA | 13.19 | 13.19 | 0.58 | 4.31 | 0.60 | 4.44 | 1.70 | 59.66 | 22.77 | 94.49 | 12.47 | 94.49 | 22.12 | 0.44 | 2.97 | 63.08 |
| PFS | Provident Financial Services | NJ | 13.27 | NA | 0.89 | 6.54 | 0.93 | 6.77 | NA | NA | 14.54 | 97.62 | 12.96 | 151.55 | 13.95 | 0.60 | 3.58 | 51.72 |
| PBIP | Prudential Bancorp Inc | PA | 25.29 | 25.29 | 0.41 | 1.99 | NA | NA | NA | NA | 47.40 | 85.55 | 21.63 | 85.55 | NA | 0.12 | 1.03 | 12.26 |
| PULB | Pulaski Financial Corp | MO | 8.46 | 8.22 | 0.56 | 6.11 | 0.56 | 6.12 | NA | NA | 21.48 | 127.47 | 10.24 | 132.22 | 21.26 | 0.38 | 3.28 | 70.37 |
| RVSB | Riverview Bancorp Inc. | WA | 12.11 | 9.29 | 2.31 | 21.34 | 2.31 | 21.19 | NA | NA | 4.55 | 85.49 | 10.31 | 115.14 | 4.56 | 0.00 | 0.00 | NM |
| SVBI | Severn Bancorp Inc. | MD | 10.42 | 10.38 | -3.19 | -29.51 | -3.16 | -29.41 | 6.24 | 24.86 | NM | 83.48 | 8.08 | 83.99 | NA | 0.00 | 0.00 | NM |
| SIFI | SI Financial Group Inc. | CT | 11.49 | 10.23 | 0.09 | 0.73 | 0.29 | 2.43 | 0.77 | 84.42 | NM | 91.45 | 10.51 | 104.17 | 38.57 | 0.12 | 1.08 | 240.00 |

## Exhibit IV-1B
### Weekly Thrift Market Line - Part Two
### Prices As of August 8, 2014

| | | | Key Financial Ratios | | | | | | Asset Quality Ratios | | Pricing Ratios | | | | | Dividend Data (6) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Equity/ Assets(1) | Tang Equity/ Assets(1) | Reported Earnings ROA(5) | Reported Earnings ROE(5) | Core Earnings ROA(5) | Core Earnings ROE(5) | NPAs/ Assets | Rsvs/ NPLs | Price/ Earnings | Price/ Book | Price/ Assets | Price/ Tang Book | Price/ Core Earnings | Div/ Share | Dividend Yield | Payout Ratio (7) |
| | | | (%) | (%) | (%) | (%) | (%) | (%) | (%) | (%) | (x) | (%) | (%) | (%) | (x) | ($) | (%) | (%) |
| **Financial Institution** | | | | | | | | | | | | | | | | | | |
| SBCP | Sunshine Bancorp Inc | FL | 13.20 | 13.20 | NA | NA | NA | NA | 4.26 | 23.83 | NA | NA | NA | NA | NA | NA | NA | NA |
| TBNK | Territorial Bancorp Inc. | HI | 13.02 | NA | 0.90 | 6.79 | NA | NA | NA | NA | 13.50 | 95.12 | 12.39 | 96.69 | NA | 0.80 | 2.90 | 44.44 |
| TSBK | Timberland Bancorp Inc. | WA | 11.16 | 10.48 | 0.69 | 6.03 | 0.66 | 5.77 | 5.63 | 36.92 | 16.06 | 91.83 | 10.26 | 96.73 | 16.88 | 0.20 | 1.89 | 24.24 |
| TRST | TrustCo Bank Corp NY | NY | 8.39 | 8.38 | 0.97 | 12.01 | 0.94 | 11.70 | 1.26 | 94.61 | 14.42 | 163.75 | 13.74 | 163.99 | 14.80 | 0.26 | 3.94 | 56.52 |
| UCBA | United Community Bancorp | IN | 13.75 | NA | 0.44 | 3.09 | 0.42 | 2.97 | NA | NA | 24.75 | 79.47 | NA | 82.96 | 26.75 | 0.24 | 2.06 | 63.83 |
| UCFC | United Community Finl Corp. | OH | 13.13 | 13.13 | 2.75 | 25.26 | 2.79 | 25.60 | 2.64 | 39.52 | 4.64 | 94.66 | 12.43 | 94.71 | 4.58 | 0.04 | 0.91 | 1.06 |
| UBNK | United Financial Bancorp | CT | 12.65 | 10.48 | 0.06 | 0.49 | 0.64 | 4.95 | 0.62 | 73.68 | NM | 103.25 | 13.06 | 127.77 | 22.34 | 0.40 | 3.13 | 250.00 |
| WSBF | Waterstone Financial Inc. | WI | 25.41 | 25.39 | 0.63 | 3.34 | 0.63 | 3.34 | 4.30 | 38.34 | 36.45 | 85.21 | 21.65 | 85.32 | 36.45 | 0.20 | 1.76 | 32.14 |
| WAYN | Wayne Savings Bancshares | OH | 9.63 | 9.25 | 0.58 | 6.06 | 0.59 | 6.20 | NA | NA | 15.43 | 91.74 | 8.83 | 95.96 | 15.08 | 0.36 | 2.76 | 39.29 |
| WEBK | Wellesley Bancorp | MA | 9.73 | 9.73 | 0.42 | 4.11 | 0.41 | 4.09 | NA | NA | 22.90 | 95.82 | 9.33 | 95.82 | 23.02 | 0.10 | 0.53 | 3.05 |
| WBB | Westbury Bancorp Inc. | WI | 15.94 | 15.94 | -0.26 | -1.59 | -0.19 | -1.13 | 1.98 | 72.99 | NA | 91.68 | 14.61 | 91.68 | NA | NA | NA | NA |
| WFD | Westfield Financial Inc. | MA | 11.49 | 11.49 | 0.50 | 4.15 | 0.45 | 3.76 | NA | NA | 21.45 | 92.31 | 10.55 | 92.31 | 23.83 | 0.24 | 3.39 | 72.73 |
| WBKC | Wolverine Bancorp Inc. | MI | 19.33 | 19.33 | 0.45 | 2.15 | 0.45 | 2.15 | 2.15 | 135.74 | 37.08 | 84.16 | 16.27 | 84.16 | 37.08 | NA | NA | 86.67 |
| WSFS | WSFS Financial Corp. | DE | 9.36 | 8.50 | 1.25 | 14.05 | 1.20 | 13.41 | 1.09 | 90.27 | 11.92 | 150.53 | 14.09 | 165.17 | 12.37 | 0.48 | 0.66 | 7.86 |
| WVFC | WVS Financial Corp. | PA | 10.26 | 10.26 | 0.30 | 2.85 | 0.30 | 2.90 | NA | NA | 24.02 | 69.97 | 7.18 | 69.97 | 23.71 | 0.16 | 1.48 | 35.56 |
| **MHCs** | | | | | | | | | | | | | | | | | | |
| BNCL | Beneficial Mutual Bncp (MHC) | PA | 13.84 | 11.26 | 0.29 | 2.20 | 0.34 | 2.52 | 0.87 | 169.42 | NM | 167.25 | 23.15 | 211.88 | 65.95 | NA | NA | NM |
| GCBC | Greene County Bncp Inc. (MHC) | NY | 9.08 | 9.08 | 0.99 | 11.18 | NA | NA | NA | NA | 17.18 | 182.11 | 16.53 | 182.11 | NA | 0.72 | 2.72 | 45.76 |
| KRNY | Kearny Financial Corp. (MHC) | NJ | 14.09 | NA | 0.31 | 2.17 | 0.32 | 2.26 | NA | NA | NM | 209.01 | 29.46 | 280.51 | 92.59 | 0.00 | 0.00 | NM |
| KFFB | Kentucky First Federal (MHC) | KY | 21.93 | 18.05 | 0.74 | 3.51 | 0.74 | 3.51 | 2.63 | 23.36 | 30.59 | 105.43 | 23.12 | 134.50 | 30.59 | 0.40 | 4.84 | 148.15 |
| LSBK | Lake Shore Bancorp Inc. (MHC) | NY | 14.07 | 14.07 | 0.76 | 5.60 | 0.74 | 5.41 | NA | NA | 18.92 | 107.65 | NA | 107.65 | 19.56 | 0.26 | 2.26 | 43.08 |
| MGYR | Magyar Bancorp Inc. (MHC) | NJ | 8.61 | 8.61 | 0.10 | 1.12 | 0.09 | 1.07 | NA | NA | NM | 100.79 | 8.67 | 100.79 | 103.97 | NA | NA | NM |
| MSBF | MSB Financial Corp. (MHC) | NJ | 11.72 | 11.72 | 0.27 | 2.35 | 0.27 | 2.35 | 8.50 | 17.53 | 44.68 | 105.07 | 12.32 | 105.07 | 44.68 | 0.00 | 0.00 | NM |
| NECB | NorthEast Community Bncp (MHC) | NY | 22.29 | 22.11 | 0.26 | 1.10 | 0.32 | 1.34 | 5.24 | 20.70 | NM | 83.53 | 18.62 | 84.41 | 62.94 | 0.12 | 1.73 | 133.33 |
| OFED | Oconee Federal Financial Corp. | SC | 21.17 | 21.17 | 1.05 | 5.07 | NA | NA | 0.86 | 96.23 | 25.22 | 129.54 | 27.43 | 129.54 | NA | 0.40 | 2.97 | 59.70 |
| PBHC | Pathfinder Bancorp Inc. (MHC) | NY | 8.20 | NA | 0.45 | 5.39 | 0.40 | 4.88 | NA | NA | 16.94 | 122.33 | 7.20 | 147.76 | 18.68 | 0.12 | 0.82 | 13.95 |
| PSBH | PSB Holdings Inc. (MHC) | CT | 11.11 | 9.73 | 0.23 | 2.10 | 0.25 | 2.26 | NA | NA | 40.00 | 87.51 | 9.72 | 101.97 | 37.11 | 0.16 | 0.00 | NM |
| TFSL | TFS Financial Corp (MHC) | OH | 15.92 | 15.85 | 0.56 | 3.51 | NA | NA | 2.26 | 33.40 | 65.14 | 223.08 | 35.51 | 224.25 | NA | 0.00 | 0.00 | NM |
| **Under Acquisition** | | | | | | | | | | | | | | | | | | |
| FFCO | FedFirst Financial Corp. | PA | 15.36 | NA | 0.37 | 2.29 | 0.63 | NA | NA | NA | 45.85 | 97.95 | NA | 100.15 | 25.70 | 0.32 | 1.48 | 108.51 |
| FRNK | Franklin Financial Corp. | VA | 22.04 | 22.04 | 1.14 | 5.09 | 0.88 | 3.91 | 5.23 | 31.30 | 18.39 | 95.63 | 21.08 | 95.63 | 23.90 | NA | NA | NM |
| HCBK | Hudson City Bancorp Inc. | NJ | 12.77 | 12.41 | 0.44 | 3.58 | 0.35 | 2.86 | 2.95 | 24.68 | 27.54 | 105.91 | 13.52 | 109.36 | 34.49 | 0.16 | 1.66 | 45.71 |
| LSBI | LSB Financial Corp. | IN | 11.28 | 11.28 | 0.87 | 8.02 | 0.87 | 8.02 | NA | NA | 26.15 | 151.86 | 17.13 | 151.86 | 26.15 | 0.36 | 0.90 | 20.92 |
| OBAF | OBA Financial Services Inc | MD | 18.15 | 18.15 | 0.27 | 1.46 | 0.27 | 1.46 | 1.78 | 49.76 | NM | 119.20 | 21.64 | 119.20 | 79.81 | NA | NA | NM |
| OABC | OmniAmerican Bancorp Inc. | TX | 15.58 | 15.56 | 0.45 | 2.99 | 0.46 | 3.06 | 0.90 | 58.12 | 42.28 | 132.00 | 20.57 | 132.00 | 41.37 | 0.20 | 0.82 | 25.86 |
| PEOP | Peoples Federal Bancshares Inc | MA | 17.11 | 17.11 | 0.35 | 1.96 | 0.35 | 1.96 | NA | NA | 57.41 | 117.46 | 20.10 | 117.46 | 57.47 | 0.20 | 1.02 | 126.47 |
| SPBC | SP Bancorp Inc. | TX | 10.49 | 10.49 | 0.31 | 2.87 | 0.33 | 2.99 | 1.14 | 63.69 | 46.77 | 140.23 | 14.71 | 140.23 | 44.95 | NA | NA | NM |
| THRD | TF Financial Corp. | PA | 11.89 | 11.20 | 0.66 | 5.83 | 0.76 | 6.90 | NA | NA | 23.29 | 134.59 | 15.74 | 141.34 | 19.67 | 0.48 | 1.15 | 25.56 |

(1) Average of High/Low or Bid/Ask price per share.
(2) Or since offering price if converted of first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized.
(3) EPS (earnings per share) is based on actual trailing 12 month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(6) Annualized based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing 12 month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

## EXHIBIT IV-2

## Historical Stock Price Indices

Exhibit IV-2
Historical Stock Price Indices(1)

| Year/Qtr. Ended | | DJIA | S&P 500 | NASDAQ Composite | SNL Thrift Index | SNL Bank Index |
|---|---|---|---|---|---|---|
| 2004: | Quarter 1 | 10357.7 | 1126.2 | 1994.2 | 1585.3 | 562.20 |
| | Quarter 2 | 10435.5 | 1140.8 | 2047.8 | 1437.8 | 546.62 |
| | Quarter 3 | 10080.3 | 1114.6 | 1896.8 | 1495.1 | 556.00 |
| | Quarter 4 | 10783.0 | 1211.9 | 2175.4 | 1605.6 | 595.10 |
| 2005: | Quarter 1 | 10503.8 | 1180.6 | 1999.2 | 1516.6 | 551.00 |
| | Quarter 2 | 10275.0 | 1191.3 | 2057.0 | 1577.1 | 563.27 |
| | Quarter 3 | 10568.7 | 1228.8 | 2151.7 | 1527.2 | 546.30 |
| | Quarter 4 | 10717.5 | 1248.3 | 2205.3 | 1616.4 | 582.80 |
| 2006: | Quarter 1 | 11109.3 | 1294.8 | 2339.8 | 1661.1 | 595.50 |
| | Quarter 2 | 11150.2 | 1270.2 | 2172.1 | 1717.9 | 601.14 |
| | Quarter 3 | 11679.1 | 1335.9 | 2258.4 | 1727.1 | 634.00 |
| | Quarter 4 | 12463.2 | 1418.3 | 2415.3 | 1829.3 | 658.60 |
| 2007: | Quarter 1 | 12354.4 | 1420.9 | 2421.6 | 1703.6 | 634.40 |
| | Quarter 2 | 13408.6 | 1503.4 | 2603.2 | 1645.9 | 622.63 |
| | Quarter 3 | 13895.6 | 1526.8 | 2701.5 | 1523.3 | 595.80 |
| | Quarter 4 | 13264.8 | 1468.4 | 2652.3 | 1058.0 | 492.85 |
| 2008: | Quarter 1 | 12262.9 | 1322.7 | 2279.1 | 1001.5 | 442.5 |
| | Quarter 2 | 11350.0 | 1280.0 | 2293.0 | 822.6 | 332.2 |
| | Quarter 3 | 10850.7 | 1166.4 | 2082.3 | 760.1 | 414.8 |
| | Quarter 4 | 8776.4 | 903.3 | 1577.0 | 653.9 | 268.3 |
| 2009: | Quarter 1 | 7608.9 | 797.9 | 1528.6 | 542.8 | 170.1 |
| | Quarter 2 | 8447.0 | 919.3 | 1835.0 | 538.8 | 227.6 |
| | Quarter 3 | 9712.3 | 1057.1 | 2122.4 | 561.4 | 282.9 |
| | Quarter 4 | 10428.1 | 1115.1 | 2269.2 | 587.0 | 260.8 |
| 2010: | Quarter 1 | 10856.6 | 1169.4 | 2398.0 | 626.3 | 301.1 |
| | Quarter 2 | 9744.0 | 1030.7 | 2109.2 | 564.5 | 257.2 |
| | Quarter 3 | 9744.0 | 1030.7 | 2109.2 | 564.5 | 257.2 |
| | Quarter 4 | 11577.5 | 1257.6 | 2652.9 | 592.2 | 290.1 |
| 2011: | Quarter 1 | 12319.7 | 1325.8 | 2781.1 | 578.1 | 293.1 |
| | Quarter 2 | 12414.3 | 1320.6 | 2773.5 | 540.8 | 266.8 |
| | Quarter 3 | 10913.4 | 1131.4 | 2415.4 | 443.2 | 198.9 |
| | Quarter 4 | 12217.6 | 1257.6 | 2605.2 | 481.4 | 221.3 |
| 2012: | Quarter 1 | 13212.0 | 1408.5 | 3091.6 | 529.3 | 284.9 |
| | Quarter 2 | 12880.1 | 1362.2 | 2935.1 | 511.6 | 257.3 |
| | Quarter 3 | 13437.1 | 1440.7 | 3116.2 | 557.6 | 276.8 |
| | Quarter 4 | 13104.1 | 1426.2 | 3019.5 | 565.8 | 292.7 |
| 2013: | Quarter 1 | 14578.5 | 1569.2 | 3267.5 | 602.3 | 318.9 |
| | Quarter 2 | 14909.6 | 1606.3 | 3404.3 | 625.3 | 346.7 |
| | Quarter 3 | 15129.7 | 1681.6 | 3771.5 | 650.8 | 354.4 |
| | Quarter 4 | 16576.7 | 1848.4 | 4176.6 | 706.5 | 394.4 |
| 2014: | Quarter 1 | 16457.7 | 1872.3 | 4199.0 | 718.9 | 410.8 |
| | Quarter 2 | 16826.6 | 1960.2 | 4408.2 | 723.9 | 405.2 |
| | As of Aug. 8, 2014 | 16553.9 | 1931.6 | 4370.9 | 703.2 | 392.2 |

(1) End of period data.

Sources: SNL Financial and The Wall Street Journal.

## EXHIBIT IV-3

## Historical Thrift Stock Indices

# Index Values

**Industry:** Savings Bank/Thrift/Mutual
**Geography:** United States and Canada

| | Close | Last Update | Change (%) | | | | | | | Price / Earnings (x) |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | 1 Day | 1 Week | MTD | QTD | YTD | 1 Year | 3 Years | |
| **SNL Custom** Indexes** | | | | | | | | | | |
| **SNL Banking Indexes** | | | | | | | | | | |
| SNL U.S. Bank and Thrift | 376.08 | 8/8/2014 | 0.71 | (0.05) | (1.41) | (3.17) | (0.55) | 5.64 | 89.59 | 16.1 |
| SNL U.S. Thrift | 703.21 | 8/8/2014 | 0.77 | 0.86 | 0.15 | (2.76) | (0.46) | 5.68 | 54.25 | 25.4 |
| SNL TARP Participants | 75.68 | 8/8/2014 | 0.51 | 0.05 | (0.66) | (4.94) | (3.21) | (7.66) | 87.54 | 14.2 |
| S&P 500 Bank | 213.20 | 8/8/2014 | 0.74 | (0.09) | (1.64) | (3.03) | 1.91 | 7.17 | 92.85 | NA |
| NASDAQ Bank | 2,483.87 | 8/8/2014 | 0.69 | 0.21 | (0.88) | (4.67) | (4.54) | 3.93 | 69.35 | NA |
| S&P 500 Thrifts & Mortgage Finance | 4.20 | 8/8/2014 | 1.07 | 0.74 | (0.61) | (3.14) | (1.00) | (1.21) | 40.60 | NA |
| **SNL Asset Size Indexes** | | | | | | | | | | |
| SNL U.S. Thrift < $250M | 1,044.38 | 8/8/2014 | (0.25) | (1.02) | (0.72) | (3.52) | 10.23 | 17.67 | 36.69 | 55.9 |
| SNL U.S. Thrift $250M-$500M | 4,246.15 | 8/8/2014 | 0.15 | (0.42) | (1.12) | (0.52) | 7.60 | 10.33 | 56.78 | 28.9 |
| SNL U.S. Thrift < $500M | 1,450.12 | 8/8/2014 | 0.13 | (0.44) | (1.10) | (0.64) | 7.39 | 10.10 | 54.14 | 29.3 |
| SNL U.S. Thrift $500M-$1B | 1,787.50 | 8/8/2014 | 0.37 | 0.67 | 0.37 | (0.44) | 7.44 | 8.77 | 59.22 | 24.4 |
| SNL U.S. Thrift $1B-$5B | 2,255.57 | 8/8/2014 | 0.94 | 2.11 | 1.78 | (0.59) | 1.29 | 9.39 | 70.84 | 22.9 |
| SNL U.S. Thrift $5B-$10B | 739.73 | 8/8/2014 | 0.36 | 1.02 | 0.59 | (3.04) | (10.26) | (7.90) | 17.80 | 17.4 |
| SNL U.S. Thrift > $10B | 144.20 | 8/8/2014 | 0.84 | 0.32 | (0.66) | (4.02) | (0.24) | 6.21 | 53.67 | 27.8 |
| **SNL Market Cap Indexes** | | | | | | | | | | |
| SNL Micro Cap U.S. Thrift | 712.22 | 8/8/2014 | 0.61 | 0.09 | (0.15) | (0.27) | 4.69 | 7.83 | 70.15 | 22.7 |
| SNL Micro Cap U.S. Bank & Thrift | 485.65 | 8/8/2014 | 0.42 | 0.22 | 0.18 | (0.14) | 5.36 | 10.10 | 67.55 | 16.5 |
| SNL Small Cap U.S. Thrift | 501.88 | 8/8/2014 | 0.50 | 1.19 | 0.79 | (2.15) | (0.87) | 8.24 | 61.74 | 23.8 |
| SNL Small Cap U.S. Bank & Thrift | 422.63 | 8/8/2014 | 0.64 | 0.74 | 0.14 | (3.58) | (4.87) | 4.10 | 65.51 | 18.5 |
| SNL Mid Cap U.S. Thrift | 275.93 | 8/8/2014 | 0.87 | 1.67 | 0.77 | (3.73) | 0.16 | 5.88 | 51.30 | 29.2 |
| SNL Mid Cap U.S. Bank & Thrift | 284.41 | 8/8/2014 | 0.56 | 0.29 | (1.07) | (6.00) | (7.10) | 1.69 | 60.08 | 19.4 |
| SNL Large Cap U.S. Thrift | 142.10 | 8/8/2014 | 0.77 | (1.02) | (1.86) | (2.55) | (6.34) | (0.09) | 29.24 | 20.1 |
| SNL Large Cap U.S. Bank & Thrift | 249.18 | 8/8/2014 | 0.73 | (0.16) | (1.57) | (2.81) | 0.61 | 6.23 | 95.24 | 15.5 |
| **SNL Geographic Indexes** | | | | | | | | | | |
| SNL Mid-Atlantic U.S. Thrift | 2,808.68 | 8/8/2014 | 0.69 | 0.25 | (0.33) | (2.88) | (1.97) | 5.32 | 49.02 | 21.4 |
| SNL Midwest U.S. Thrift | 2,249.33 | 8/8/2014 | 1.08 | 1.94 | 1.48 | (2.08) | 4.67 | 7.62 | 65.98 | 39.6 |
| SNL New England U.S. Thrift | 1,906.49 | 8/8/2014 | 0.44 | 1.22 | 0.06 | (3.29) | (3.45) | 0.44 | 36.86 | 21.6 |
| SNL Southeast U.S. Thrift | 346.88 | 8/8/2014 | 1.03 | 0.30 | (1.52) | (6.19) | 1.11 | 13.03 | 85.55 | 23.4 |
| SNL Southwest U.S. Thrift | 582.36 | 8/8/2014 | 0.53 | (0.95) | (0.79) | (1.24) | 15.53 | 12.15 | 60.99 | 33.3 |
| SNL Western U.S. Thrift | 93.46 | 8/8/2014 | 1.20 | 3.67 | 3.40 | 2.81 | 0.05 | 6.90 | 98.16 | 18.8 |
| **SNL Stock Exchange Indexes** | | | | | | | | | | |
| SNL U.S. Thrift NYSE | 129.30 | 8/8/2014 | 0.60 | (0.53) | (1.62) | (3.64) | (7.14) | 3.78 | 48.54 | 15.6 |
| SNL U.S. Thrift NASDAQ | 1,946.94 | 8/8/2014 | 0.83 | 1.32 | 0.74 | (2.48) | 1.98 | 6.27 | 56.35 | 29.0 |
| SNL U.S. Thrift Pink | 208.02 | 8/8/2014 | 0.07 | (3.80) | (3.85) | 1.37 | 6.79 | 10.33 | 45.39 | 15.5 |
| **SNL Other Indexes** | | | | | | | | | | |
| SNL U.S. Thrift MHCs | 4,681.18 | 8/8/2014 | 1.00 | 2.64 | 1.69 | (2.26) | 13.07 | 23.13 | 86.08 | 61.1 |
| **Broad Market Indexes** | | | | | | | | | | |
| DJIA | 16,553.93 | 8/8/2014 | 1.13 | 0.37 | (0.06) | (1.62) | (0.14) | 6.81 | 53.14 | NA |

# Index Values

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| S&P 500 | 1,931.59 | 8/8/2014 | 1.15 | 0.33 | 0.05 | (1.46) | 4.50 | 13.79 | 72.55 | NA |
| S&P Mid-Cap | 1,379.30 | 8/8/2014 | 1.02 | 0.88 | 0.63 | (3.74) | 2.74 | 11.50 | 77.96 | NA |
| S&P Small-Cap | 652.14 | 8/8/2014 | 0.95 | 1.38 | 1.12 | (4.50) | (2.01) | 10.12 | 82.76 | NA |
| S&P 500 Financials | 301.01 | 8/8/2014 | 0.97 | 0.60 | (0.28) | (1.83) | 2.14 | 9.14 | 84.96 | NA |
| SNL U.S. Financial Institutions | 655.02 | 8/8/2014 | 0.98 | 0.41 | (0.38) | (2.80) | (0.66) | 8.03 | 88.39 | 15.9 |
| MSCI US IMI Financials | 1,112.34 | 8/8/2014 | 0.88 | 0.56 | (0.22) | (2.17) | 1.78 | 8.26 | 77.49 | NA |
| NASDAQ | 4,370.90 | 8/8/2014 | 0.83 | 0.42 | 0.03 | (0.85) | 4.65 | 19.13 | 85.39 | NA |
| NASDAQ Finl | 2,957.16 | 8/8/2014 | 0.72 | (0.10) | (0.73) | (3.17) | (3.69) | 4.37 | 67.85 | NA |
| NASDAQ OMX Govt Relief | 1,246.06 | 8/8/2014 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 38.61 | NA |
| NYSE | 10,691.10 | 8/8/2014 | 1.01 | (0.01) | (0.33) | (2.63) | 2.80 | 10.96 | 55.03 | NA |
| Russell 1000 | 1,076.72 | 8/8/2014 | 1.16 | 0.38 | 0.10 | (1.63) | 4.50 | 14.07 | 74.43 | NA |
| Russell 2000 | 1,131.35 | 8/8/2014 | 1.04 | 1.48 | 1.01 | (5.16) | (2.77) | 7.80 | 73.80 | NA |
| Russell 3000 | 1,151.22 | 8/8/2014 | 1.12 | 0.43 | 0.14 | (1.95) | 3.87 | 13.52 | 74.32 | NA |
| S&P TSX Composite | 15,196.31 | 8/8/2014 | 0.52 | (0.12) | (0.88) | 0.33 | 11.56 | 21.06 | 30.21 | NA |
| MSCI AC World (USD) | 416.93 | 8/8/2014 | 0.25 | (0.94) | (1.44) | (2.76) | 2.05 | 10.64 | 43.03 | NA |
| MSCI World (USD) | 1,690.57 | 8/8/2014 | 0.35 | (0.89) | (1.39) | (3.03) | 1.78 | 10.65 | 49.22 | NA |
| Bermuda Royal Gazette/BSX | 1,388.50 | 8/8/2014 | 0.06 | 0.22 | 0.22 | (0.24) | 15.61 | 20.44 | 12.46 | NA |

Intraday data is available for certain exchanges. In all cases, the data is at least 15 minutes delayed.

** - Non-publicly traded institutions and institutions outside of your current subscription are not included in custom indexes. Custom indexes including foreign institutions do not take into account currency translations. Data is as of the previous close.

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportional to that institution's market capitalization.

Source: MSCI. MSCI makes no express or implied warranties or representations and shall have no liability whatsoever with respect to any MSCI data contained herein. The MSCI data may not be further redistributed or used as a basis for other indices or any securities or financial products.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR — Midwest: IA, IN, IL, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI

New England: CT, ME, MA, NH, RI, VT — Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV

Southwest: CO, LA, NM, OK, TX, UT — West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

**EXHIBIT IV-4**

**New Jersey Thrift Acquisitions 2010 - Present**

**Exhibit IV-4**
**New Jersey Thrift Acquisitions 2010-Present**

| | | | | | | Target Financials at Announcement | | | | | | | Deal Terms and Pricing at Announcement | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Announce Date | Complete Date | Buyer Short Name | | Target Name | | Total Assets ($000) | E/A (%) | TE/A (%) | ROAA (%) | ROAE (%) | NPAs/ Assets (%) | Rsrvs/ NPLs (%) | Deal Value ($M) | Value/ Share ($) | P/B (%) | P/TB (%) | P/E (x) | P/A (%) | Prem/ Cdeps (%) |
| 04/05/2013 | 01/10/2014 | Investors Bancorp Inc. (MHC) | NJ | Gateway Community Finl | NJ | 309,777 | 7.94 | 7.94 | -1.33 | -15.50 | 2.34 | 52.46 | NA | NA | NA | NA | NA | NA | NA |
| 12/28/2012 | 07/02/2013 | TF Financial Corp. | PA | Roebling Financial Corp. | NJ | 161,793 | 10.44 | 10.44 | 0.08 | 0.75 | 2.09 | 45.25 | 14.58 | 8.64 | 86.24 | 86.24 | NM | 9.01 | -1.99 |
| 12/19/2012 | 12/06/2013 | Investors Bancorp Inc. (MHC) | NJ | Roma Financial Corp. (MHC) | NJ | 1,835,093 | 11.92 | 11.83 | 0.23 | 2.01 | NA | NA | 459.32 | 15.44 | 215.10 | 216.91 | NM | 25.03 | NA |
| 08/27/2012 | Pending | M&T Bank Corp. | NY | Hudson City Bancorp Inc. | NJ | 43,590,185 | 10.70 | 10.38 | -0.28 | -2.74 | 2.50 | 27.38 | 3,813.21 | 7.22 | 81.72 | 84.49 | NM | 8.75 | NA |
| 01/12/2012 | 01/12/2012 | Investor group | | College Savings Bank | NJ | 530,910 | 7.96 | 7.96 | 0.34 | 4.42 | 0.00 | NA | NA | NA | NA | NA | NA | NA | NA |
| 02/15/2011 | 08/01/2011 | Ocean Shore Holding Co. | NJ | CBHC Financialcorp Inc. | NJ | 136,038 | 7.69 | 7.69 | 0.91 | 12.28 | 0.61 | 122.71 | 11.92 | 15.50 | 130.00 | 130.00 | 10.30 | 8.76 | 1.57 |
| | | | | **Average:** | | **7,760,633** | **9.44** | **9.37** | **-0.01** | **0.20** | **1.51** | **61.95** | **1,074.76** | **11.70** | **128.27** | **129.41** | **10.30** | **12.89** | **-0.21** |
| | | | | **Median:** | | **420,344** | **9.20** | **9.17** | **0.16** | **1.38** | **2.09** | **48.86** | **236.95** | **12.04** | **108.12** | **108.12** | **10.30** | **8.89** | **-0.21** |

**Source: SNL Financial, LC.**

## EXHIBIT IV-5

### Kearny Financial Corp.
### Director and Senior Management Summary Resumes

# Exhibit IV-5
# Kearny Financial Corp.
# Director and Senior Management Summary Resumes

***Business Background of Our Executive Officers Who Are Not Directors***

The business experience for the past five years of each of our executive officers who are not directors is set forth below. Unless otherwise indicated, the executive officer has held his or her position for the past five years.

**William C. Ledgerwood** was appointed Senior Executive Vice President and Chief Operating Officer in April 2014 and previously served as an Executive Vice President and Chief Financial Officer since April 2011. He became Senior Vice President and Chief Financial Officer of Kearny Bank and Kearny-Federal in December 2006, and served as Senior Vice President, Treasurer and Chief Accounting Officer of Kearny Bank and Kearny-Federal from 2002 through 2006. He has been employed by Kearny Bank since 1998 and he is a graduate of Bucknell University and the National School of Banking at Fairfield University.

**Eric B. Heyer** was appointed Executive Vice President and Chief Financial Officer effective April 1, 2014 and previously served as Senior Vice President and Chief Financial Officer since April 1, 2011. He became First Vice President and Chief Accounting Officer of Kearny-Federal in October 2009 and of Kearny Bank in July 2009. Mr. Heyer had previously served as Senior Vice President, Treasurer and Chief Financial Officer of American Bancorp of New Jersey, Inc. from 1997 until its acquisition by Investors Bancorp, Inc. in May 2009.

**Sharon Jones** is the Executive Vice President and Corporate Secretary of Kearny MHC, Kearny-Federal and Kearny Bank. Appointed to the office of Corporate Secretary in 1994, she became a Vice President in 1997 , a Senior Vice President in 2002 and an Executive Vice President in April 2014. Beginning her career at Kearny Bank in 1972 as a loan originator, she served as Assistant Vice President of Lending from 1982 to 1994 and also served as Director of Human Resources from 1994 to 2004.

**Patrick M. Joyce** was appointed Executive Vice President and Chief Lending Officer of Kearny Bank in April 2014, previously serving as Senior Vice President and Chief Lending Officer of Kearny Bank since 2002 and as Vice President of loan originations from 1999 to 2002. He was formerly employed by South Bergen Savings Bank as an Assistant Corporate Secretary and as a loan originator starting in 1989. He joined Kearny Bank when South Bergen Savings Bank was acquired by Kearny Bank in 1999 and was employed by such bank from 1985 until the completion of the merger with Kearny Bank.

**Erika K. Parisi** was appointed Executive Vice President and Branch Administrator of Kearny Bank in April 2014, previously serving as Senior Vice President and Branch Administrator of Kearny Bank since 2002 and as a Vice President and Branch Administrator from 1999 to 2002. She was formerly employed by South Bergen Savings Bank as a Vice President and Branch Administrator and joined Kearny Bank when that bank was acquired by Kearny Bank in 1999. She had been employed by South Bergen Savings Bank from 1991 until the completion of the merger with Kearny Bank.

**Khanh B. Vuong** was appointed Executive Vice President, Chief Risk Officer and Chief Investment Officer in April 2014, previously serving as Senior Vice President, Chief Risk Officer and Chief Investment Officer since February 2013. Mr. Vuong, with over 25 years' experience in diverse areas of banking, joined Kearny Bank in February 2011 in the capacity of Vice President of Enterprise Risk Management . He was promoted to the position of First Vice President and Chief Risk Officer in July 2012, then Senior Vice President, Chief Risk Officer and Chief Investment Officer in February 2013. Prior to his employment with Kearny Bank, he served as a Vice President at A.M. Best Company from April 2004 until November 2010 managing the Bank Rating Group. He is a 1983 graduate of New York University/College of Business Administration earning a B.S. in Marketing and Management and in 1985, he earned his M.B.A. in Finance from the Stern School of Business at New York University.

# Exhibit IV-5 (continued)
# Kearny Financial Corp.
# Director and Senior Management Summary Resumes

***Directors***

New Kearny has nine directors. Directors serve three-year staggered terms so that approximately one-third of the directors are elected at each annual meeting. The mailing address for each person listed below is 120 Passaic Avenue, Fairfield, New Jersey 07004. Each of the persons listed as a director of Kearny-Federal is also a director of Kearny MHC and Kearny Bank.

**Business Experience and Qualifications of Directors**

The Board believes that the many years of service that our directors have had with Kearny-Federal and Kearny Bank or with other financial institutions is one of the directors' most important qualifications for service on the Board. This service has given them extensive knowledge of Kearny Bank's business and Kearny-Federal. Furthermore, their service on Board committees, especially in areas of audit, compliance and compensation is critical to their ability to oversee the management of Kearny Bank by our executive officers. Service on the Board by the Chief Executive Officer (the "CEO") is critical to aiding the outside directors to understand the crucial and complicated issues that are common in Kearny Bank's business. Each outside director brings special skills, experience and expertise to the Board as a result of their other business activities and associations.

**Theodore J. Aanensen**, age 69, is an owner and President of Aanensen's, a luxury home remodeling and custom cabinetry company established in Kearny in 1951. A graduate of Upsala College in 1966, he has been President of Aanensen's since 1982. He served as Chairman of the Board of Kearny Bank from January 19, 2000 through January 18, 2004 and as Chairman of the Board of Kearny-Federal and Kearny MHC from March 30, 2001 through January 18, 2004. He currently serves on the Board of Directors of Kearny Bank, Kearny MHC and Kearny-Federal. With over 45 years of business experience, Mr. Aanensen has strong leadership, sales and customer assessment skills. Mr. Aanensen has developed a broad understanding of Kearny Bank's industry based on his service on the Board of Directors since 1986, strengthening the Board's collective knowledge of our business and the policies and practices of the Board as its governing body.

**John N. Hopkins**, age 67, retired March 31, 2011 as Chief Executive Officer of Kearny MHC, Kearny-Federal and Kearny Bank after serving in those positions since March 31, 2010. Prior to March 31, 2010, he served as President and Chief Executive Officer of Kearny MHC, Kearny-Federal and Kearny Bank, positions he had held since 2002. He had served Kearny Bank as Executive Vice President from 1994 to 2002 and as Chief Financial Officer from 1994 to 1999. His career at Kearny Bank began in 1975. Mr. Hopkins was elected to serve as a Director in 2002 and currently serves on the Boards of Directors of Kearny Bank, Kearny-Federal and Kearny MHC. He is a graduate of Fairleigh Dickinson University. Active in professional and charitable organizations, he served on several committees of the New Jersey Bankers Association, the Board of Directors of TICIC, Inc., a consortium that provides long-term financing for affordable and senior housing in New Jersey, Chairman of the Board of Trustees of Clara Maass Medical Center and Director Emeritus of the Rutherford Senior Citizens Center (55 Kip Center). His many years of service in the operations of Kearny Bank and his past duties as Chief Executive Officer of Kearny-Federal and Kearny Bank bring a special knowledge of the financial, economic and regulatory challenges we face which makes him well suited to counseling the Board on these matters.

**Joseph P. Mazza,** age 70, has been the sole owner of a dental practice in Rutherford, New Jersey since 1971. A graduate of Seton Hall University and the University of Pennsylvania, he currently serves on the Board of Directors of Kearny Bank, Kearny MHC and Kearny-Federal. He also serves on the Board of Directors of the Rutherford Senior Citizens Center (55 Kip Center). Dr. Mazza has been active in both professional and charitable organizations and has over 40 years of business experience. He served in the U.S. Army from 1969 to 1971, both in the U.S. and in Vietnam, and then continued to serve in the U.S. Army Reserves as a Lieutenant Colonel through 1993. Dr. Mazza brings strong leadership and business management skills along with valuable experience relating to governance and ethical issues to the Board.

## Exhibit IV-5 (continued)
## Kearny Financial Corp.
## Director and Senior Management Summary Resumes

**John J. Mazur, Jr.,** age 60, is the sole owner and President/Chief Executive Officer of Elegant Desserts, a wholesale bakery located in Lyndhurst, New Jersey, that sells gourmet cakes locally and nationally. A 1976 graduate of Villanova University, he opened this business in 1994. From 1976 to 2003, he was also a partner and general manager of Mazur's Bakery, in Lyndhurst, New Jersey, a family owned business that operated from 1936 until 2003 when it was sold. He became Chairman of the Board of Directors of Kearny MHC, Kearny-Federal and Kearny Bank in January 2004. Mr. Mazur is a resident of New Jersey and serves on the Board of the Meadowlands Chamber of Commerce as well as serving as Chairman of the Council of Regents for Felician College. Mr. Mazur brings strong marketing and sales skills to the Board as well as a wide range of experience in business management and employee relations.

**Matthew T. McClane,** age 77, retired in 2002 as President and Chief Executive Officer of Kearny Bank after serving in that position since 1994 and as President and Chief Executive Officer of Kearny MHC and Kearny-Federal after serving in those positions since 2001. After graduating from St. Peter's College and serving in the U.S. Army Reserves, he began his career with Kearny Bank in December of 1967. His many years of service included a wide range of responsibility for operations and human resources at Kearny Bank, which together with his past duties as Chief Executive Officer of Kearny-Federal and Kearny Bank bring a special insight and knowledge of personnel challenges along with financial, economic and regulatory challenges we face. This acute insight and knowledge makes him well suited to educating the Board on these matters. He currently serves on the Board of Directors of Kearny Bank, Kearny MHC and Kearny-Federal and remains active in the community as a member, past President and current Secretary of the Optimist Club of Kearny, New Jersey.

**John F. McGovern,** age 53, has worked as a self-employed Certified Public Accountant (CPA) and Certified Financial Planner (CFP) since 1984 and holds the designation of Personal Financial Specialist (PFS) from the American Institute of Certified Public Accountants. Since 2001, he has been a federally registered investment advisor. Mr. McGovern is also the owner of McGovern Monuments, Inc. a monument sales and lettering company located in North Arlington, New Jersey that has been family owned and operated since 1924. He currently serves on the Board of Directors of Kearny Bank, Kearny MHC and Kearny-Federal. Mr. McGovern, as a CPA/PFS and CFP, has strong risk assessment, financial reporting and internal control expertise as well as extensive knowledge of accounting and regulatory issues. He has the qualifications to be designated as an audit committee financial expert under the Securities and Exchange Commission's rules and regulations. Through his considerable experience as a CPA/PFS and CFP, Mr. McGovern provides an essential understanding of public accounting and financial matters to the Board. As a resident of New Jersey, he is involved in local and community organizations including the American Institute of Certified Public Accountants and the New Jersey Society of Certified Public Accountants.

**Craig L. Montanaro,** age 48, was appointed President and Chief Executive Officer of Kearny-Federal and Kearny Bank in April 2011. Prior to that time, he had served as President and Chief Operating Officer since April 2010. He previously performed the duties of Senior Vice President and Director of Strategic Planning for Kearny Bank and Kearny-Federal from 2005 to March 2010 and from 2003 to 2004 served as Vice President and Regional Branch Administrator. He is a 1988 graduate of Syracuse University earning a Bachelor's Degree in finance and marketing and in 2000 received his MBA from Fairfield University. He also received a Graduate Degree in banking from the National School of Banking at Fairfield University. Mr. Montanaro, formerly employed by West Essex Bank as Senior Vice President and Chief Operating Officer, joined Kearny Bank when that bank was acquired by Kearny Bank in 2003. West Essex Bank had employed him from 1988 until the completion of the merger with Kearny Bank. In addition to solid management and administrative skills, his knowledge and understanding of the financial, economic, social and regulatory environments make him a valuable asset to Kearny-Federal, Kearny Bank and to the Board of Directors. Craig L. Montanaro is the son of Director Leopold W. Montanaro.

## Exhibit IV-5 (continued)
## Kearny Financial Corp.
## Director and Senior Management Summary Resumes

**Leopold W. Montanaro**, age 74, is retired and was the Chairman, President and Chief Executive Officer of West Essex Bancorp, Inc. and West Essex Bank, located in Caldwell, New Jersey, until that bank was acquired by Kearny-Federal on July 1, 2003. He was employed by West Essex Bank from 1972 until the completion of the merger with Kearny Bank. He serves as a director of Kearny Bank, Kearny-Federal and Kearny MHC. His past service as President of a financial institution, director on the board of the Federal Home Loan Bank of New York, Chairman of the Board of Directors of the New Jersey Thrift and Bankers Association and his participation in our local community for 45 years brings special knowledge of the financial, economic and regulatory challenges we face as well as knowledge of the local economy and business opportunities for Kearny Bank. He is the father of Craig L. Montanaro, President and Chief Executive Officer of Kearny Bank and Kearny-Federal.

**John F. Regan,** age 70, now retired, was the majority shareholder and President of two automobile sales and service companies, DeMassi Pontiac, Buick and GMC, located in Riverdale, New Jersey and Regan Pontiac, Buick and GMC, located in Long Island City, New York since 1995. Both companies closed in March of 2009 and in July of 2009, both companies filed for bankruptcy. He currently serves on the Board of Directors of Kearny Bank, Kearny MHC and Kearny-Federal. Mr. Regan is a resident of New Jersey and his involvement in our local community brings knowledge of the local economy and business opportunities for Kearny Bank. Mr. Regan, while operating his automobile business developed solid leadership and business management skills as well as a depth of knowledge in the areas of operational efficiency and effectiveness which are a valuable asset to the Board.

Source: Kearny Financial's prospectus.

## EXHIBIT IV-6

## Kearny Financial Corp.
## Pro Forma Regulatory Capital Ratios

# Exhibit IV-6
## Kearny Financial Corp.
## Pro Forma Regulatory Capital Ratios

| | Kearny Bank Historical at June 30, 2014 | | Pro Forma at June 30, 2014, Based Upon the Sale in the Offering of [1][2] | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | | 61,625,000 Shares | | 72,500,000 Shares | | 83,375,000 Shares | |
| | Amount | Percent of Assets [3] | Amount | Percent of Assets [3] | Amount | Percent of Assets [3] | Amount | Percent of Assets [3] |
| | | | (Dollars in thousands) | | | | | |
| Equity | $ 472,110 | 13.51% | $ 723,045 | 19.07% | $ 767,660 | 19.97% | $ 812,274 | 20.84% |
| Tier 1 leverage capital | $ 363,956 | 10.75% | $ 614,891 | 16.70% | $ 659,506 | 17.65% | $ 704,120 | 18.59% |
| Leverage requirement | 169,275 | 5.00 | 184,152 | 5.00 | 186,790 | 5.00 | 189,429 | 5.00 |
| Excess | $ 194,681 | 5.75% | $ 430,739 | 11.70% | $ 472,716 | 12.65% | $ 514,691 | 13.59% |
| Tier 1 risk-based capital [4] | $ 363,956 | 19.78% | $ 614,891 | 32.36% | $ 659,506 | 34.52% | $ 704,120 | 36.65% |
| Risk-based requirement | 110,424 | 6.00 | 113,994 | 6.00 | 114,628 | 6.00 | 115,261 | 6.00 |
| Excess | $ 253,532 | 13.78% | $ 500,897 | 26.36% | $ 544,878 | 28.52% | $ 588,859 | 30.65% |
| Total risk-based capital [4] | $ 376,343 | 20.45% | $ 627,278 | 33.02% | $ 671,893 | 35.17% | $ 716,507 | 37.30% |
| Risk-based requirement | 184,040 | 10.00 | 189,990 | 10.00 | 191,046 | 10.00 | 192,101 | 10.00 |
| Excess | $ 192,303 | 10.45% | $ 437,288 | 23.02% | $ 480,847 | 25.17% | $ 524,406 | 27.30% |
| Reconciliation of capital infused into Kearny Bank: | | | | | | | | |
| Net proceeds | | | $ 297,529 | | $ 350,300 | | $ 403,071 | |
| Less: Common stock acquired by employee stock ownership plan | | | (31,063) | | (36,500) | | (41,938) | |
| Less: Common stock acquired by stock-based benefit plan | | | (15,531) | | (18,250) | | (20,969) | |
| Pro forma increase | | | $ 250,935 | | $ 295,550 | | $ 340,164 | |

(1) Effective January 1, 2015, the Prompt Corrective Action Well Capitalized Thresholds will be 5%, 8% and 10% for the tier 1 leverage capital requirement, tier 1 risk-based capital requirement and total risk-based capital requirement, respectively. Additionally, effective January 1, 2015, a new capital standard, common equity tier 1 capital ratio, will be implemented with a 6.5% well capitalized threshold. At June 30, 2014, our common equity tier 1 capital ratio was 10.75%, and assuming the completion of the conversion and offering, as of June 30, 2014, our common equity tier 1 capital ratio would be 16.90%, 17.92% and 18.90% at the minimum, the midpoint and the maximum, respectively. At June 30, 2014, assuming the completion of the conversion and offering, Kearny Bank would be classified as "well capitalized" under each of the Prompt Corrective Action requirements described in this footnote.

(2) Pro forma capital levels assume that the employee stock ownership plan purchases 5.0% of the shares of common stock sold in the stock offering and issued to the Foundation with funds New Kearny lends to such plan. Pro forma generally accepted accounting principles ("GAAP") capital and regulatory capital have been reduced by the amount required to fund this plan. See "Management" for a discussion of the employee stock ownership plan.

(3) Equity and Tier 1 leverage capital levels are shown as a percentage of total average assets. Risk-based capital levels are shown as a percentage of risk-weighted assets.

(4) Pro forma amounts and percentages assume net proceeds are invested in assets that carry a 20% risk weighting

Source: Kearny Financial's prospectus.

**EXHIBIT IV-7**

**Kearny Financial Corp.**
**Pro Forma Analysis Sheet**

EXHIBIT IV-7
PRO FORMA ANALYSIS SHEET
Kearny Financial Corp.
Prices as of August 8, 2014

| Valuation Midpoint Pricing Multiples | | Symbol | Subject at Midpoint | Peer Group Mean | Peer Group Median | New Jersey Mean | New Jersey Median | All Public Mean | All Public Media |
|---|---|---|---|---|---|---|---|---|---|
| Price-earnings multiple | = | P/E | 83.13 x | 18.51x | 16.32x | 20.83x | 16.78x | 17.73x | 17.07 |
| Price-core earnings multiple | = | P/CE | 86.52 x | 18.72x | 15.87x | 20.89x | 17.39x | 17.65x | 16.88 |
| Price-book ratio | = | P/B | 82.78% | 120.63% | 113.69% | 101.78% | 97.62% | 107.44% | 94.49% |
| Price-tangible book ratio | = | P/TB | 91.58% | 132.96% | 130.59% | 110.94% | 108.59% | 115.47% | 98.73% |
| Price-assets ratio | = | P/A | 22.71% | 15.63% | 13.74% | 16.64% | 12.96% | 13.13% | 12.45% |

Valuation Parameters

| | | | | Adjusted |
|---|---|---|---|---|
| Pre-Conversion Earnings (Y) | $10,190,927 | (12 Mths 6/14(2) | ESOP Stock (% of Offering + Foundation) (E) | 5.00% |
| Pre-Conversion Core Earnings (YC) | $9,745,927 | (12 Mths 6/14(2) | Cost of ESOP Borrowings (S) | 0.00% |
| Pre-Conversion Book Value (B) | $494,954,000 | (2) | ESOP Amortization (T) | 20.00 Years |
| Pre-Conv. Tang. Book Value (B) | $385,573,000 | (2) | Stock Program (% of Offering + Foundation (M) | 2.50% |
| Pre-Conversion Assets (A) | $3,510,287,000 | (2) | Stock Programs Vesting (N) | 5.00 Years |
| Reinvestment Rate (R) | 1.62% | | Fixed Expenses | $3,040,000 |
| Tax rate (TAX) | 35.00% | | Variable Expenses (Blended Commission %) | 2.95% |
| After Tax Reinvest. Rate (R) | 1.05% | | Percentage Sold (PCT) | 77.2506% |
| Est. Conversion Expenses (1)(X) | 3.37% | | MHC Assets | $278,000 |
| Insider Purchases | $2,545,000 | | Options as (% of Offering + Foundation) (O1) | 6.00% |
| Price/Share | $10.00 | | Estimated Option Value (O2) | 25.40% |
| Foundation Cash Contribution (FC) | $ 5,000,000 | | Option Vesting Period (O3) | 5.00 Years |
| Foundation Stock Contribution (FS) | $ 5,000,000 | | % of Options taxable (O4) | 25.00% |
| Foundation Tax Benefit (FT) | $ 3,500,000 | | | |

Calculation of Pro Forma Value After Conversion

1. $V = \frac{P/E * (Y - FC * R)}{1 - P/E * PCT * ((1-X-E-M-FS)*R - (1-TAX)*(E/T) - (1-TAX)*(M/N)-(1-TAX*O4)*(O1*O2/O3)))}$ V= $943,503,710

2. $V = \frac{P/Core\ E * (YC)}{1 - P/Core\ E * PCT * ((1-X-E-M-FS)*R - (1-TAX)*(E/T) - (1-TAX)*(M/N)-(1-TAX*O4)*(O1*O2/O3)))}$ V= $943,503,710

3. $V = \frac{P/B * (B-FC+FT)}{1 - P/B * PCT * (1-X-E-M)}$ V= $943,503,710

4. $V = \frac{P/TB * (B-FC+FT)}{1 - P/TB * PCT * (1-X-E-M)}$ V= $943,503,710

5. $V = \frac{P/A * (A-FC+FT)}{1 - P/A * PCT * (1-X-E-M)}$ V= $943,503,710

**Shares**

| Conclusion | 2nd Step Offering Shares | 2nd Step Exchange Shares | Full Conversion Shares | Plus: Foundation Shares | Total Market Capitalization Shares | Exchange Ratio |
|---|---|---|---|---|---|---|
| Maximum | 83,375,000 | 24,552,927 | 107,927,927 | 500,000 | 108,427,927 | 1.6040 |
| Midpoint | 72,500,000 | 21,350,371 | 93,850,371 | 500,000 | 94,350,371 | 1.3948 |
| Minimum | 61,625,000 | 18,147,815 | 79,772,815 | 500,000 | 80,272,815 | 1.1855 |

**Market Value**

| Conclusion | 2nd Step Offering Value | 2nd Step Exchange Shares Value | Full Conversion $ Value | Foundation $ Value | Total Market Capitalization $ Value |
|---|---|---|---|---|---|
| Maximum | $833,750,000 | $245,529,270 | $1,079,279,270 | 5,000,000 | $1,084,279,270 |
| Midpoint | $725,000,000 | $213,503,710 | $938,503,710 | 5,000,000 | $943,503,710 |
| Minimum | $616,250,000 | $181,478,150 | $797,728,150 | 5,000,000 | $802,728,150 |

(1) Estimated offering expenses at midpoint of the offering.
(2) Adjusted to reflect consolidation and reinvesment of $278,000 of MHC net assets.

## EXHIBIT IV-8

**Kearny Financial Corp.**
**Pro Forma Effect of Conversion Proceeds**

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Kearny Financial Corp.
At the Minimum of the Range

1. Fully Converted Value and Exchange Ratio

| | |
|---|---|
| Fully Converted Value | $802,728,150 |
| Exchange Ratio | 1.18555 |
| 2nd Step Offering Proceeds | $616,250,000 |
| Less: Estimated Offering Expenses | 21,191,425 |
| 2nd Step Net Conversion Proceeds (Including Foundation) | $595,058,575 |

2. Estimated Additional Income from Conversion Proceeds

| | |
|---|---|
| Net Conversion Proceeds | $595,058,575 |
| Less: Cash Contribution to Foundation | (5,000,000) |
| Less: ESOP Stock Purchases (1) | (31,062,500) |
| Less: RRP Stock Purchases (2) | (15,531,250) |
| Net Cash Proceeds | $543,464,825 |
| Estimated after-tax net incremental rate of return | 1.05% |
| Earnings Increase | $5,722,685 |
| Less: Consolidated interest cost of ESOP borrowings | 0 |
| Less: Amortization of ESOP borrowings(3) | (1,009,531) |
| Less: RRP Vesting (3) | (2,019,063) |
| Less: Option Plan Vesting (4) | (1,727,883) |
| Net Earnings Increase | $966,208 |

| 3. Pro Forma Earnings | Before Conversion(5) | Net Earnings Increase | After Conversion |
|---|---|---|---|
| 12 Months ended June 30, 2014 (reported) | $10,190,927 | $966,208 | $11,157,136 |
| 12 Months ended June 30, 2014 (core) | $9,745,927 | $966,208 | $10,712,136 |

| 4. Pro Forma Net Worth | Before Conversion(5) | Net Cash Proceeds | Tax Benefit and Other | After Conversion |
|---|---|---|---|---|
| June 30, 2014 | $494,954,000 | $543,464,825 | $ 3,500,000 | $1,041,918,825 |
| June 30, 2014 (Tangible) | $385,573,000 | $543,464,825 | $3,500,000 | $932,537,825 |

| 5. Pro Forma Assets | Before Conversion(5) | Net Cash Proceeds | Tax Benefit and Other | After Conversion |
|---|---|---|---|---|
| June 30, 2014 | $3,510,287,000 | $543,464,825 | $3,500,000 | $4,057,251,825 |

(1) Includes ESOP purchases of 5% of the second step offering.
(2) Includes RRP purchases of 2.5% of the second step offering.
(3) ESOP amortized over 20 years, RRP amortized over 5 years, tax effected at: 35.00%
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.
(5) Adjusted to reflect consolidation and reinvestment of net MHC assets.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Kearny Financial Corp.
At the Midpoint of the Range

1. Fully Converted Value and Exchange Ratio

| | |
|---|---|
| Fully Converted Value | $943,503,710 |
| Exchange Ratio | 1.39476 |
| | |
| 2nd Step Offering Proceeds | $725,000,000 |
| Less: Estimated Offering Expenses | 24,399,550 |
| 2nd Step Net Conversion Proceeds (Including Foundation) | $700,600,450 |

2. Estimated Additional Income from Conversion Proceeds

| | |
|---|---|
| Net Conversion Proceeds | $700,600,450 |
| Less: Cash Contribution to Foundation | (5,000,000) |
| Less: ESOP Stock Purchases (1) | (36,500,000) |
| Less: RRP Stock Purchases (2) | (18,250,000) |
| Net Cash Proceeds | $640,850,450 |
| Estimated after-tax net incremental rate of return | 1.05% |
| Earnings Increase | $6,748,155 |
| Less: Consolidated interest cost of ESOP borrowings | 0 |
| Less: Amortization of ESOP borrowings(3) | (1,186,250) |
| Less: RRP Vesting (3) | (2,372,500) |
| Less: Option Plan Vesting (4) | (2,030,349) |
| Net Earnings Increase | $1,159,056 |

| 3. Pro Forma Earnings | Before Conversion(5) | Net Earnings Increase | After Conversion |
|---|---|---|---|
| 12 Months ended June 30, 2014 (reported) | $10,190,927 | $1,159,056 | $11,349,984 |
| 12 Months ended June 30, 2014 (core) | $9,745,927 | $1,159,056 | $10,904,984 |

| 4. Pro Forma Net Worth | Before Conversion (5) | Net Cash Proceeds | Tax Benefit of Foundation | After Conversion |
|---|---|---|---|---|
| June 30, 2014 | $494,954,000 | $640,850,450 | $ 3,500,000 | $1,139,304,450 |
| June 30, 2014 (Tangible) | $385,573,000 | $640,850,450 | $3,500,000 | $1,029,923,450 |

| 5. Pro Forma Assets | Before Conversion (5) | Net Cash Proceeds | Tax Benefit of Foundation | After Conversion |
|---|---|---|---|---|
| June 30, 2014 | $3,510,287,000 | $640,850,450 | $3,500,000 | $4,154,637,450 |

(1) Includes ESOP purchases of 5% of the second step offering.
(2) Includes RRP purchases of 2.5% of the second step offering.
(3) ESOP amortized over 20 years, RRP amortized over 5 years, tax effected at: 35.00%
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.
(5) Adjusted to reflect consolidation and reinvestment of net MHC assets.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Kearny Financial Corp.
At the Maximum of the Range

1. Fully Converted Value and Exchange Ratio

| | |
|---|---|
| Fully Converted Value | $1,084,279,270 |
| Exchange Ratio | 1.60398 |
| 2nd Step Offering Proceeds | $833,750,000 |
| Less: Estimated Offering Expenses | 27,607,675 |
| 2nd Step Net Conversion Proceeds (Including Foundation) | $806,142,325 |

2. Estimated Additional Income from Conversion Proceeds

| | |
|---|---|
| Net Conversion Proceeds | $806,142,325 |
| Less: Cash Contribution to Foundation | (5,000,000) |
| Less: ESOP Stock Purchases (1) | (41,937,500) |
| Less: RRP Stock Purchases (2) | (20,968,750) |
| Net Cash Proceeds | $738,236,075 |
| Estimated after-tax net incremental rate of return | 1.05% |
| Earnings Increase | $7,773,626 |
| Less: Consolidated interest cost of ESOP borrowings | 0 |
| Less: Amortization of ESOP borrowings(3) | (1,362,969) |
| Less: RRP Vesting (3) | (2,725,938) |
| Less: Option Plan Vesting (4) | (2,332,815) |
| Net Earnings Increase | $1,351,904 |

3. Pro Forma Earnings

| | Before Conversion(5) | Net Earnings Increase | After Conversion |
|---|---|---|---|
| 12 Months ended June 30, 2014 (reported) | $10,190,927 | $1,351,904 | $11,542,832 |
| 12 Months ended June 30, 2014 (core) | $9,745,927 | $1,351,904 | $11,097,832 |

4. Pro Forma Net Worth

| | Before Conversion (5) | Net Cash Proceeds | Tax Benefit of Foundation | After Conversion |
|---|---|---|---|---|
| June 30, 2014 | $494,954,000 | $738,236,075 | $ 3,500,000 | $1,236,690,075 |
| June 30, 2014 (Tangible) | $385,573,000 | $738,236,075 | $3,500,000 | $1,127,309,075 |

5. Pro Forma Assets

| | Before Conversion (5) | Net Cash Proceeds | Tax Benefit of Foundation | After Conversion |
|---|---|---|---|---|
| June 30, 2014 | $3,510,287,000 | $738,236,075 | $3,500,000 | $4,252,023,075 |

(1) Includes ESOP purchases of 5% of the second step offering.
(2) Includes RRP purchases of 2.5% of the second step offering.
(3) ESOP amortized over 20 years, RRP amortized over 5 years, tax effected at: 35.00%
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.
(5) Adjusted to reflect consolidation and reinvestment of net MHC assets.

# EXHIBIT IV-9

## Calculation of Minority Ownership Dilution in a Second-Step Offering

Exhibit IV-9
Kearny Financial Corp.
Impact of MHC Assets & Waived Dividends on Minority Ownership In 2nd Step
Stock Ownership Data as of June 30, 2014
Financial Data as of June 30, 2014
Reflects Pro Forma Market Value as of August 8, 2014

Key Input Assumptions

| | | |
|---|---|---|
| Mid-Tier Stockholders' Equity | $494,676,000 | (BOOK) |
| Aggregate Dividends Waived by MHC | $0 | (WAIVED DIVIDENDS) |
| Minority Ownership Interest | 22.7561% | (PCT) |
| Pro Forma Market Value | $943,503,710 | (VALUE) |
| Market Value of MHC Assets (Other than Stock in Mid-Tier) | $278,000 | (MHC ASSETS) |

Adjustment for MHC Assets & Waived Dividends - 2 Step Calculation (as required by FDIC & FRB)

Step 1: To Account for Waiver of Dividends = (BOOK - WAIVED DIVIDENDS) x PCT / BOOK

= 22.7561%

Step 2: To Account for MHC Assets = (VALUE - MHC ASSETS) x Step 1 / VALUE

= 22.7494% (rounded)

Current Ownership

| | | |
|---|---|---|
| MHC Shares | 51,960,337 | 77.24% |
| Public Shares | 15,307,528 | 22.76% |
| Total Shares | 67,267,865 | 100.00% |

**EXHIBIT V-1**

**RP® Financial, LC.**
**Firm Qualifications Statement**



**RP FINANCIAL, LC.**
Advisory | Planning | Valuation

## FIRM QUALIFICATION STATEMENT

RP® Financial, LC. ("RP Financial") provides financial and management consulting, merger advisory and valuation services to the financial services companies, including banks, thrifts, credit unions, insurance companies, mortgage companies and others. We offer a broad array of services, high quality and prompt service, hands-on involvement by our senior staff, careful structuring of strategic initiatives and sophisticated valuation and other analyses consistent with industry practices and regulatory requirements. Our staff has extensive consulting, valuation, financial advisory and industry backgrounds.

### STRATEGIC PLANNING SERVICES

RP Financial's strategic planning services, for established or de novo banking companies, provide effective feasible plans with quantifiable results to enhance shareholder value, achieve regulatory approval or realize other objectives. We conduct situation analyses; establish mission/vision statements, develope strategic goals and objectives; and identify strategies to enhance value, address capital, increase earnings, manage risk and tackle operational or organizational matters. Our proprietary financial simulation models facilitate the evaluation of the feasibility, impact and merit of alternative financial strategies.

### MERGER ADVISORY SERVICES

RP Financial's merger advisory services include targeting buyers and sellers, assessing acquisition merit, conducting due diligence, negotiating and structuring deal terms, preparing merger business plans and financial simulations, rendering fairness opinions, preparing fair valuation analyses and supporting post-merger strategies. RP Financial is also expert in de novo charters, shelf charters and failed bank deals with loss sharing or other assistance. Through financial simulations, valuation proficiency and regulatory familiarity, RP Financial's merger advisory services center on enhancing shareholder returns.

### VALUATION SERVICES

RP Financial's extensive valuation practice includes mergers, thrift stock conversions, insurance company demutualizations, merger valuation and goodwill impairment, ESOPs, going private, secondary offerings and other purposes. We are highly experienced in performing appraisals conforming with regulatory guidelines and appraisal standards. RP Financial is the nation's leading valuation firm for thrift stock conversions, with offerings ranging up to $4 billion.

### MANAGEMENT STUDIES

RP Financial provides effective organizational planning, and we are often engaged to prepare independent management studies required for regulatory enforcement actions. We evaluate Board, management and staffing needs, assess existing talent and capabilities and make strategic recommendations for new positions, replacement, succession and other organizational matters.

### ENTERPRISE RISK ASSESSMENT SERVICES

RP Financial provides effective enterprise risk assessment consulting services to assist our clients in evaluating the degree to which they have properly identified, understood, measured, monitored and controlled enterprise risk as part of a deliberate risk/reward strategy and to help them implement strategies to mitigate risk, enhance performance, ensure effective reporting and compliance with laws and regulations and avoid potential future damage to their reputation and associated consequences and to mitigate residual risk and unanticipated losses.

### OTHER CONSULTING SERVICES

RP Financial provides other consulting services including evaluating regulatory changes, development diversification and branching strategies, conducting feasibility studies and other research, and preparing management studies in response to regulatory enforcement actions. We assist clients with CRA plans and revising policies and procedures. Our other consulting services are aided by proprietary valuation and financial simulation models.

### KEY PERSONNEL (Years of Relevant Experience & Contact Information)

| | | |
|---|---|---|
| Ronald S. Riggins, Managing Director (33) | (703) 647-6543 | rriggins@rpfinancial.com |
| William E. Pommerening, Managing Director (30) | (703) 647-6546 | wpommerening@rpfinancial.com |
| Marcus Faust, Director (26) | (703) 647-6553 | mfaust@rpfinancial.com |
| Gregory E. Dunn, Director (31) | (703) 647-6548 | gdunn@rpfinancial.com |
| James P. Hennessey, Director (28) | (703) 647-6544 | jhennessey@rpfinancial.com |
| James J. Oren, Director (27) | (703) 647-6549 | joren@rpfinancial.com |
| Timothy M. Biddle, Senior Vice President (24) | (703) 647-6552 | tbiddle@rpfinancial.com |
| Carla H. Pollard, Senior Vice President (25) | (703) 647-6556 | cpollard@rpfinancial.com |